Filed pursuant to Rule 424(b)(3)
Registration No. 333-206572

FIRST WYOMING CAPITAL CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WHAT: Special Meeting of Shareholders

WHEN: Tuesday, October 27, 2015, 10 a.m., Mountain Time

WHERE: The Little America Hotel & Resort, 2800 West Lincolnway, Cheyenne, Wyoming 82009

We are having a special meeting of Shareholders of First Wyoming Capital Corporation (“First Wyoming”) to consider and act upon the following:

●

To vote upon approval and adoption of a Plan and Agreement of Merger dated as of July 31, 2015 (“Merger Agreement”) under which Midwest Acquisition, Inc. (“Acquisition”) a wholly-owned subsidiary of Midwest Holding Inc., (“Midwest”) will merge (the “Merger”) with and into First Wyoming, with First Wyoming being the survivor, and shareholders of First Wyoming will receive shares of Midwest Holding Inc. voting common stock for their First Wyoming common shares as described in the accompanying proxy statement – prospectus and Merger Agreement; and

●	To transact any other business that may properly come before the special meeting or any adjournment thereof.

IF THE MERGER IS APPROVED

●	First Wyoming shareholders, other than Midwest, will convert their shares for Midwest voting common stock as described in the accompanying document.
●	Immediately following the merger, Midwest intends to merge First Wyoming into and with it.

WHO CAN VOTE

●	Only First Wyoming shareholders at the close of business on September 9, 2015 may vote at the special meeting.

RIGHT TO APPRAISAL (Dissenter Rights)

Under the Wyoming Business Corporation Act, if the merger is completed, holders of First Wyoming common stock who do not vote in favor of approval and adoption of the Merger Agreement will have the right to seek appraisal of the fair value of their shares of First Wyoming common stock, by strictly following the procedures and requirements explained in the accompanying proxy statement – prospectus and described in Appendix B.

Shareholders are cordially invited to attend the special meeting. Whether or not you plan to attend the special meeting, please fill in, date, sign, and return promptly the enclosed proxy card in the enclosed postage-prepaid envelope. With your proxy, your shares will be voted at the special meeting as instructed if you cannot attend in person. Even if you send in your proxy, you may reclaim your right to vote in person when you attend the special meeting.

By Order of the Board of Directors
/s/ Les Meyer

Cheyenne, Wyoming
September 18, 2015

MIDWEST HOLDING INC. PROXY STATEMENT - PROSPECTUS
VOTING COMMON STOCK, $.001 PAR VALUE

UP TO 4,783,081 SHARES

This document:

●

is furnished by the Board of Directors of First Wyoming to request a proxy for voting your shares of First Wyoming common stock to approve the Plan and Agreement of Merger dated July 31, 2015 (the "Merger Agreement") by and among First Wyoming Capital Corporation (“First Wyoming”), Midwest Holding Inc. (“Midwest”) and Midwest Acquisition, Inc. (“Acquisition”); and

●

registers the shares of voting common stock of Midwest to be issued for shares of First Wyoming common stock if the Merger Agreement is approved by First Wyoming shareholders and the conditions contemplated by the Merger Agreement occur. Midwest voting common stock is not traded on any stock exchange or quoted on any electronic or automated quotation system.

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FIRST WYOMING

If the merger contemplated by the Merger Agreement occurs, you will receive a number of shares of Midwest voting common stock having an aggregate value equal to the agreed value of the shares of First Wyoming common stock owned by you. For purposes of the Merger Agreement, the First Wyoming Board of Directors has agreed to a value of your First Wyoming common stock of $1.12 per share and a value of $0.82 per share for the Midwest voting common stock, representing a ratio of 1.37 shares of Midwest voting common stock for one share of First Wyoming common stock. Fractional shares will be rounded up to the nearest whole share of Midwest voting common stock. At this time, do not send us your shares of First Wyoming common stock. If the transactions contemplated by the Merger Agreement are approved, First Wyoming will mail you instructions for receiving your Midwest voting common stock.

The First Wyoming Board of Directors, with the Midwest affiliated directors abstaining from the vote, UNANIMOUSLY RECOMMENDS that shareholders APPROVE the Merger Agreement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this proxy statement – prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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THE VOTING COMMON STOCK OF MIDWEST INVOLVES SIGNIFICANT RISKS. SEE “RISK FACTORS" BEGINNING ON PAGE 8.

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The date of this proxy statement – prospectus is September 11, 2015, and it is first being mailed to the shareholders of First Wyoming on or about September 18, 2015.

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TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	1
FORWARD-LOOKING STATEMENTS	1
SUMMARY	3
SUMMARY OF PLAN AND AGREEMENT OF MERGER	5
SUMMARY OF SELECTED FINANCIAL DATA	7
RISK FACTORS	8
SPECIAL MEETING OF SHAREHOLDERS OF FIRST WYOMING CAPITAL CORPORATION	17
PROPOSED MERGER	19
CERTAIN FEDERAL INCOME TAX CONSEQUENCES	26
RIGHTS OF DISSENTING SHAREHOLDERS	29
INFORMATION CONCERNING FIRST WYOMING	32
FIRST WYOMING -- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS	32
MARKET FOR MIDWEST’S VOTING COMMON STOCK	55
MIDWEST HOLDING, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS	55
COMPARISON OF RIGHTS OF SECURITYHOLDERS	84
EXPERTS	87
LEGAL MATTERS	87
OTHER MATTERS	87
INDEX TO FINANCIAL STATEMENTS	F-1

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APPENDICES

Appendix A	Plan and Agreement of Merger - First Wyoming Capital Corporation, Midwest Holding Inc. and Midwest Acquisition Inc. dated July 31, 2015

Appendix B	Wyoming Business Corporation Act, Appraisal Rights, §§17-16-1301- 1340

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WHERE YOU CAN FIND MORE INFORMATION

Midwest Holding Inc. (“Midwest”) files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission (“the SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”). You may read and copy any materials that Midwest files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (http: //www.sec.gov) that contains the reports, proxy statements and other information that Midwest files electronically with the SEC.

You may obtain copies of the documents that Midwest files with the SEC, free of charge, by going to the Investor section of Midwest’s website (www.midwestholding.com) or by written or oral request to Mark A. Oliver at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506, telephone: (402) 489-8266. Information contained on Midwest’s website or that can be accessed through Midwest's website does not constitute a part of this proxy statement-prospectus. Midwest has included its website address as an inactive textual reference only. Information contained on Midwest’s website is not incorporated by reference into this proxy statement-prospectus, and you should not consider information contained in Midwest’s website to be part of this proxy statement-prospectus or any supplement thereto.

First Wyoming is not subject to the informational reporting requirements of the Exchange Act. Therefore, First Wyoming is not required to file reports, proxy statements and other informational statements pursuant to the Exchange Act with the SEC.

Midwest has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 (“the Securities Act”), to register the shares of Midwest voting common stock to be issued in connection with the transactions described in this proxy statement-prospectus. In accordance with SEC rules and regulations, this proxy statement-prospectus does not contain all the information in the registration statement. For further information, please see the registration statement, including its exhibits. Statements contained in this proxy statement-prospectus concerning the provisions of documents are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by reference to the registration statement.

FORWARD-LOOKING STATEMENTS

Except for certain historical information contained herein, this proxy statement-prospectus contains certain statements that may be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as "believe," "may," "could," "expects," "hopes," "estimates," "projects," "intends," "anticipates," “will,” “should,” ”plan,” ”predict,” “potential,” “continue,” “future,” “target,” “prospects,” and "likely," or the negative of those terms, and variations of these words, or similar expressions, terms, or phrases, are intended to identify such forward-looking statements.

Midwest and First Wyoming caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements involve risks, assumptions, and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. These risks and uncertainties include without limitation the following: any estimates of revenues, income or loss, earnings or loss per share or other financial items; any statement of plans, strategies, future operations, and objectives of Midwest or First Wyoming; any statements concerning proposed business plans; any statements regarding future economic conditions or performance; the strength of U.S. and foreign economies in general and the strength of the local economies in which operations are conducted; the effects of and changes in trade, monetary and fiscal policies and laws in the U.S.; inflation, interest rates, market and monetary fluctuations and volatility; the timely development of and acceptance of new insurance products and services of Midwest; the inability of Midwest to consummate and integrate acquisitions; the persistency of existing and future insurance policies sold by Midwest; the dependence of Midwest on its executive officers; the ability of Midwest to control operating expenses; the effect of changes in laws and regulations, including those concerning insurance, with which Midwest must comply; Midwest’s limited capital; the costs and effects of litigation and of unexpected or adverse outcomes in litigation; and the success of Midwest in managing the above risks and other risks; and uncertainties described in the section in this proxy statement-prospectus entitled “Risk Factors.”

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement – prospectus.

These forward-looking statements speak only as of the date on which the statements are made, and Midwest and First Wyoming undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which a statement is made to reflect the occurrence of unanticipated events.

SUMMARY

This is a summary. Please read the entirety of this proxy statement – prospectus before you make an investment decision.

PARTIES TO THE MERGER

Midwest Holding Inc. (“Midwest”), a Nebraska corporation, is a life insurance holding company. Midwest’s principal executive office is located at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506, and its telephone number is (402) 489-8266.

First Wyoming Capital Corporation (“First Wyoming”) is a Wyoming corporation whose sole business is owning and operating a Wyoming domiciled life insurance company, First Wyoming Life Insurance Company (“First Wyoming Life”). Midwest owns 22.3% of the outstanding common stock of First Wyoming. First Wyoming’s principal executive office is located at 205 Storey Boulevard, Suite 100, Cheyenne, Wyoming 82009, and its telephone number is (307) 432-4034.

Midwest Acquisition, Inc. (“Acquisition”), a Wyoming corporation, is a wholly-owned subsidiary of Midwest. Acquisition was recently formed by Midwest for the sole purpose of effectuating the proposed merger transaction described in this document. Acquisition has the same principal executive office as Midwest.

THE MERGER

Midwest, First Wyoming and Acquisition have entered into a merger agreement pursuant to which Acquisition will merge with and into First Wyoming with First Wyoming surviving the merger as a wholly owned subsidiary of Midwest. At the effective time of the merger, each issued and outstanding share of First Wyoming's common stock (other than shares that have properly elected appraisal rights as well as shares held by Midwest) will be converted automatically into the right to receive 1.37 shares of Midwest voting common stock as described under “Proposed Merger” beginning on page 19. After the merger, former holders of First Wyoming common stock will own approximately 26.6% of Midwest’s voting common stock then outstanding, assuming no dissenter’s rights are perfected in respect of the merger.

Neither of the voting common stock of Midwest nor the common stock of First Wyoming is listed on a stock exchange or traded regularly through security brokerage firms, and there is no trading market for such shares.

PERSONS ENTITLED TO VOTE; RECORD DATE	The record date for shareholders of First Wyoming is the close of business on September 9, 2015. Only shareholders as of the record date will be notified of, and be entitled to vote at, the special meeting of shareholders of First Wyoming.

DATE, TIME AND PLACE OF SPECIAL MEETING OF FIRST WYOMING	The special meeting of First Wyoming shareholders will be held on Tuesday, October 27, 2015 at 10:00 a.m., Mountain Time, at The Little America Hotel & Resort, 2800 West Lincolnway, Cheyenne, Wyoming 82009.

BUSINESS TO BE TRANSACTED	At the special meeting of shareholders, First Wyoming shareholders will be asked to vote to approve the Merger Agreement.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF FIRST WYOMING

The First Wyoming Board of Directors not affiliated with Midwest (and directors who are also affiliates of Midwest abstaining from the vote), has unanimously approved the Merger Agreement and RECOMMENDS that the shareholders vote FOR APPROVAL of the Merger Agreement and the transactions contemplated under it. The First Wyoming Board of Directors reviewed several factors in reaching its decision to recommend that shareholders vote to approve the Merger Agreement, although it did not solicit or receive an outside fairness opinion with respect to the Merger Agreement. See “Proposed Merger - Background and Reasons- First Wyoming - Recommendation of the First Wyoming Board of Directors” at page 22.

PROXY REVOCABILITY

Proxies of shareholders of First Wyoming are revocable at any time prior to voting at the special meeting of shareholders. See “Special Meeting of Shareholders of First Wyoming Capital Corporation - Revocability of Proxies” at page 18.

REQUIRED VOTES

Approval of the Merger Agreement and transactions contemplated under it requires the affirmative vote of a majority of the outstanding First Wyoming common stock. See “Special Meeting of Shareholders of First Wyoming Capital Corporation – Voting Securities” at page 17. No shareholder vote of Midwest is required by the Merger Agreement or applicable law.

OUTSTANDING SHARES

As of the record date there were issued and outstanding 4,495,354 shares of First Wyoming common stock. As of the record date, First Wyoming’s directors, executive officers and their affiliates held 202,670 shares of First Wyoming common stock or a total of 4.5% of the shares entitled to vote. Midwest holds 1,004,300 shares, or 22.3% of the shares entitled to vote. Midwest has indicated that it intends to vote all of its shares of First Wyoming for the approval of the Merger Agreement.

SUMMARY OF PLAN AND AGREEMENT OF MERGER

CONSIDERATION FOR YOUR SHARES

First Wyoming – If the Merger Agreement approves and closes, you will receive 1.37 shares of Midwest voting common stock for each share of First Wyoming common stock you own. The value of your First Wyoming common stock has been agreed upon by the First Wyoming Board to be $1.12 per share. Fractional shares will be rounded up to the nearest whole share of Midwest voting common stock. For a discussion of the manner in which Midwest and First Wyoming negotiated the share conversion ratio set forth in the Merger Agreement, see "Proposed Merger - Background and Reasons” beginning at page 19.

Any shareholder who perfects appraisal rights under Wyoming law will receive cash in lieu of Midwest voting common stock. See “Proposed Merger - Receipt of Midwest Shares - Procedures” at page 23 and “Rights of Dissenting Shareholders” at page 29.

CLOSING DATE	The parties believe that the closing of the Merger Agreement will occur shortly after the conditions in the Merger Agreement (including First Wyoming shareholder approval) are satisfied.

CONDUCT OF BUSINESS PRIOR TO CLOSING

First Wyoming has agreed that prior to the closing or termination of the Merger Agreement it will not: (1) enter into any transactions other than in the ordinary course of business, (2) pay shareholder dividends or increase the compensation of officers, nor (3) enter into any agreement or transaction which will adversely affect their respective financial conditions. See “Proposed Merger - Conduct of Business Pending the Merger; Other Covenants of the Parties” at page 25 and Appendix A.

APPRAISAL RIGHTS

First Wyoming shareholders may dissent from the Merger Agreement and demand payment of their share values in cash. If holders of more than 2.5% of the common stock of First Wyoming (approximately 113,390 shares) perfect their appraisal rights, Midwest may terminate the Merger Agreement and the merger will not occur. See “Rights of Dissenting Shareholders,” at page 29 and “Proposed Merger - Other Conditions; Termination or Amendment of the Merger Agreement” at page 24 and Appendix B which contain copies of Wyoming statute describing the procedures for electing and perfecting shareholder appraisal rights.

CONDITIONS TO THE MERGER

In addition to approval by the shareholders of First Wyoming, the Merger Agreement is subject to satisfaction of other conditions including: (1) the performance by each party of its obligations; (2) the absence of any legal proceeding relating to the transactions contemplated by the Merger Agreements; and (3) the continued material accuracy of representations made by each party. See “Proposed Merger - Other Conditions; Termination or Amendment of the Merger Agreement” at page 24.

OPERATIONS OF FIRST WYOMING AFTER THE MERGER

Immediately following the merger, Midwest intends to merge First Wyoming into and with it. Following the merger and the merger of First Wyoming into Midwest, the former operations of First Wyoming will continue in its location and with the consolidation of computer data processing in Midwest’s system. Midwest will continue to evaluate the personnel, business practices and opportunities for First Wyoming Life and may make such changes as it deems appropriate, including consolidating operations of First Wyoming Life Insurance Company, First Wyoming’s life insurance subsidiary, with Midwest’s largest subsidiary, American Life & Security Corp. (“American Life”).

SUMMARY OF FEDERAL INCOME TAX CONSIDERATIONS	The transactions contemplated by the Merger Agreement are intended to be treated as a reorganization. Accordingly, for federal income tax purposes it is anticipated that:

●No gain or loss should generally be recognized by holders of First Wyoming common stock on the issuance of Midwest voting common stock to them in the merger;

●The holding period for Midwest voting common stock received in the merger should include the holding period for the First Wyoming common stock surrendered in exchange therefore; and

●The aggregate adjusted tax basis of Midwest voting common stock received by a First Wyoming shareholder in the merger should be the same as the basis of the stock surrendered in exchange therefore.

A ruling from the Internal Revenue Service is not being sought in connection with the merger although an opinion of tax counsel will be rendered to First Wyoming. The opinion of counsel is subject to certain assumptions and qualifications and will not be binding on the Internal Revenue Services. If the transactions contemplated by the Merger Agreement were not to so qualify as a reorganization, the non-qualifying issuance of shares would be taxable. See “Certain Federal Income Tax Consequences” at page 26.

TERMINATION AND AMENDMENT OF THE MERGER AGREEMENT	The Merger Agreement may be terminated at any time prior to becoming effective:

●By unanimous consent of the parties;

●By any beneficiary of a condition precedent to the Merger Agreement if the condition has not been met or waived;

●By any party if a suit, action, or proceeding threatens to prohibit the Merger Agreement;

●By any party who discovers a material error in the representations of another party; or

●In the event more than 2.5% of the outstanding shares of First Wyoming perfect appraisal rights regarding the merger.

OTHER MATTERS

The First Wyoming Board knows of no other matters that will come before the First Wyoming special meeting; if additional matters arise at the special meeting, the proxies will be voted at the discretion of the proxy holders.

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this proxy statement – prospectus relate to future matters which are qualified in certain respects. See “Forward-Looking Statements” page 1.

RISK FACTORS	There are several significant, material risks associated with owning voting common stock of Midwest. See “Risk Factors” at page 8.

SUMMARY OF SELECTED FINANCIAL DATA

The tables below set forth in summary certain selected financial data of Midwest and First Wyoming.

Midwest financial data at or for the six months ended June 30, 2015 and 2014 is derived from the unaudited consolidated financial statements of Midwest and subsidiaries for the six months ended as of such date included elsewhere in this proxy statement - prospectus. Midwest financial data at or for the years ended December 31, 2014 and 2013 is derived from audited consolidated financial statements of Midwest and subsidiaries included elsewhere in this proxy statement - prospectus.

First Wyoming financial data at or for the six months ended June 30, and 2014 is derived from the unaudited consolidated financial statements of First Wyoming for the six months ended as of such date included elsewhere in this proxy statement - prospectus. First Wyoming financial data at or for the years ended December 31, 2014 and 2013 is derived from audited consolidated financial statements of First Wyoming included elsewhere in this proxy statement – prospectus.

Midwest Holding Inc.:

	Six Months Ended June 30,		Year Ended December 31,
	(In thousands)		(In thousands)
	2015	2014	2014	2013
Revenues	$2,271	$2,072	$4,639	$5,101
Operating Expenses	3,874	4,436	8,545	7,323
Less: Loss contributable to non-controlling interest	-	(436)	(460)	(268)
Net (Loss) attributable to Midwest	(1,603)	(1,928)	(3,445)	(1,954)
Comprehensive Loss attributable to Midwest	(2,109)	(1,518)	(3,098)	(2,630)

	At June 30	At December 31,
	(In thousands, except per	(In thousands, except per
	share data)	share data)
	2015	2014	2013
Total Assets	$59,494	$60,427	$62,224
Total Liabilities	53,351	52,390	51,225
Total Midwest Holding Inc.’s Shareholders’ Equity	6,143	8,037	6,676
Plus: Non-controlling interest	-	-	4,323
Total Shareholders’ Equity	6,143	8,037	10,999
Book Value per Share	0.47	0.61	1.20

First Wyoming Capital Corporation:

	Six Months Ended June 30,		Year Ended December 31,
	(In thousands)		(In thousands)
	2015	2014	2014	2013
Revenues	$268	$313	$490	$948
Expenses	705	733	1,477	1,408
Net Loss	(437)	(420)	(987)	(460)

	At June 30,	At December 31,
	(In thousands, except per share data)	(In thousands, except per share data)
	2015	2014	2013
Total Assets	$5,573	$5,942	$6,136
Total Liabilities	1,352	1,195	998
Total Shareholders’ Equity	4,221	4,748	5,138
Book Value per Share	0.94	1.05	1.23

RISK FACTORS

You should consider carefully the risks described below in assessing the Merger Agreement and an investment in Midwest voting common stock.

Ownership of shares of Midwest voting common stock involves substantial risk, and the entire value of those shares may be lost.

Shares of Midwest voting common stock constitute a high-risk investment in a developing business that has incurred substantial losses to date and expects to continue to incur substantial losses for several years. No assurance can be given that any of the potential benefits envisioned by the Midwest business plan will prove to be available to its shareholders, nor can any assurance or guaranty be given as to the actual amount of financial return, if any, which may result from ownership of Midwest shares. The entire value of your shares of Midwest voting common stock may be lost.

Midwest expects significant operating losses for a number of years.

Midwest commenced life insurance operations in 2009, and it expects to incur significant operating losses for a number of years. Its insurance subsidiaries, as is common among new life insurance companies, likely will incur losses for a number of years because of the substantial nonrecurring costs of writing new life insurance. Such costs, which are deferred and amortized in accordance with Midwest’s deferred acquisition policy, include first year commissions payable to insurance agents, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established for each policy. At June 30, 2015, Midwest had an accumulated deficit of $22.8 million. These losses were attributable primarily to Midwest’s organization and capital raising efforts and to its entry into the life insurance business.

Midwest has a limited operating history and owns a limited amount of assets.

Midwest has a limited operating history and, until 2009, it generated no revenues other than interest and investment income. Midwest has all of the risks inherent in establishing a new business, including limited capital, uncertain product markets, lack of significant revenues, as well as competition from better capitalized and more seasoned companies. Midwest has no control over general economic conditions, competitors’ products, competitive pricing, customer demand and costs of marketing or advertising to build and expand its life insurance business. There can be no assurance that Midwest’s life insurance operations will be successful or result in any significant revenues to the extent that Midwest achieves profits and, the likelihood of any success must be considered in light of Midwest’s limited history of operations. These risks and the lack of seasoned operating history make it difficult to predict the future revenues or results of operations of Midwest. As a result, the financial results of Midwest may fluctuate and fall below expectations. This could cause the value of Midwest’s voting common stock to decline.

Midwest may not be able to execute its acquisition strategy with any degree of success, which could cause its business and future growth prospects to suffer.

A primary component of Midwest’s business plan is to pursue strategic acquisitions of insurance related companies that meet its acquisition criteria. However, suitable acquisition candidates may not be available on terms and conditions that are economic to Midwest. In pursuing acquisitions, Midwest competes with other companies, most of which have greater financial and other resources than Midwest. Further, if Midwest succeeds in consummating acquisitions, its business, financial condition and results of operations may be negatively affected because:

●	Some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;

●	Midwest may assume liabilities that were not disclosed or exceed estimates;

●	Midwest may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner;

●	Acquisitions could disrupt Midwest’s on-going business, distract its management and divert financial and human resources of Midwest;

●	Midwest may experience difficulties operating in markets in which it has no or only limited direct experience; and

●	There is the potential for loss of customers and key employees of the acquired company.

Midwest intends to raise additional equity capital which will likely dilute the ownership interests of its existing shareholders.

In order to continue to operate over the long term, to fund the capital and surplus required for Midwest’s insurance subsidiaries and to seek assets and revenue to support Midwest’s business plan, Midwest expects to need additional capital, which Midwest envisions would sought to be raised through the issuance of additional shares of Midwest voting common stock or preferred stock which would be convertible into voting common stock. If additional shares are issued, the ownership interests of existing shareholders will be diluted.

Certain of Midwest’s directors and officers have relationships with insurance businesses similar to those of Midwest, which could present a potential conflict of interest if Midwest were to expand into those states or if those other insurance holding companies were to offer life insurance products in territories where Midwest life insurance subsidiaries operate.

Some of the Midwest officers and directors have past or present relationships with other life insurance providers, potential life insurance providers and their affiliates. Should Midwest plan to enter the life insurance markets in the states where these other life insurance businesses operate, or should those other businesses enter the life insurance markets in the territories where Midwest life insurance subsidiaries operate, a conflict of interest would exist. Midwest will seek to eliminate or minimize conflicts of interest, should they arise. Midwest expects that these efforts will include the required recusal of interested parties from (a) any decision relating to competition in a state in which another company with whom he or she is associated is operating, and (b) any other decision involving a conflict of interest with respect to such companies. However, the efforts to eliminate or minimize potential conflicts of interest may not be successful, in which case the revenues, results of operations and net income of Midwest could be materially adversely affected.

Midwest’s insurance marketing efforts may fail to achieve its proposed business plan.

The life insurance subsidiaries of Midwest market their insurance products through the services of licensed insurance agents. New agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through use of on-line job sites. Each potential sales agent candidate must complete a lengthy interview process. If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass a state insurance licensing examination. Once licensed, each candidate must complete a week long product and sales training class. Following course completion, each candidate has a training week where his or her manager will work side by side by conducting sales meetings with him or her. The average turnover rate of Midwest affiliated agents since it began writing insurance business has been approximately 20% per year.

Midwest’s insurance products are marketed using a face-to-face marketing concept. Historically Midwest’s insurance agents have used Midwest’s shareholder base and their referrals as potential clients for life insurance products. Midwest cannot predict how marketing efforts will succeed when its agents conduct general solicitation regarding insurance products.

Many of these agents have little or no prior insurance selling experience and, accordingly, this lack of experience may have a negative impact on the amount of premium volume Midwest writes. The extent of this negative impact on the premium volume written will depend primarily on Midwest’s ability to timely and adequately train agents to sell insurance products and the effectiveness of the face-to-face marketing concept used by Midwest.

The insurance subsidiaries of Midwest may fail as a result of being inadequately capitalized.

The Midwest insurance subsidiaries must have adequate capital and surplus capital, calculated in accordance with statutory accounting principles prescribed by state insurance regulatory authorities to meet regulatory requirements in the states in which they are domiciled. American Life was granted a certificate of authority by the Nebraska Department of Insurance based on initial capital and surplus (based upon statutory accounting principles) of approximately $3.5 million, which was increased to approximately $5.5 million (based upon statutory accounting principles) on September 1, 2009. American Life had approximately $2.4 million (based upon statutory accounting principles) at December 31, 2014 and $1.8 million (based upon statutory accounting principles) in capital and surplus at December 31, 2013. Capital Reserve Life Insurance Company (“Capital Reserve”), another life insurance subsidiary of Midwest, had capital and surplus (based upon statutory accounting principles) of $1.3 million (based upon statutory accounting principles) as of December 31, 2014 and 2013. Great Plains Life had capital and surplus of $2.0 million (based upon statutory accounting principles) and $2.1 million (based upon statutory accounting principles) as of December 31, 2014 and 2015, respectively. Each insurance company’s department of insurance of its state of domicile may require additional amounts of capital and surplus to support its business going forward. The amount of capital and surplus ultimately required will be based on certain “risk-based capital” standards established by statute and regulation and administered by the Arizona, Missouri, and South Dakota Departments of Insurance and other regulators. The “risk-based capital” system establishes a framework for evaluating the adequacy of the minimum amount of capital and surplus, calculated in accordance with statutory accounting principles, necessary for an insurance company to support its overall business operations. It identifies insurers that may be inadequately capitalized by reviewing certain inherent risks of each insurer’s assets and liabilities and its mix of net premiums written. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation, or liquidation. If any of American Life, Capital Reserve, or Great Plains Life fails to maintain required capital levels in accordance with the “risk-based capital” system, such company’s ability to conduct business would be compromised and the ability of Midwest to seek to expand its insurance business would be reduced absent a prompt infusion of capital to the insurance subsidiary.

Midwest’s investments in development stage companies may expose it to loss of capital and conflicts of interest for its officers, directors and affiliates who serve in officer and director capacities for those development stage entities.

In addition to its current 22.3% investment in First Wyoming, Midwest has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Idaho, Minnesota and New Mexico). Midwest’s time and management attention devoted to these investments is significant, and it can be expected to divert management resources from the business of Midwest. There will likely be conflicts between the operations, strategies and long term objectives of these development stage companies and Midwest. The resolution of these conflicts may not be resolvable, or if resolved, may be at a disadvantage to the shareholders of Midwest. In addition, several of the officers, directors and affiliates of Midwest serve as officers, directors and consultants to these development stage entities and they individually acquire stock in these entities at low prices compared to the other shareholders in these entities who buy their shares at much higher prices and upon whom the financial risk of all these companies rests. Also, executive officers of Midwest are paid directly by these development stage entities in addition to what Midwest pays them for their services. All of these factors result in conflicts of interests between the interests of Midwest and the interests of these companies, as well as the interests of affiliates of Midwest in personal payment of salaries of these entities in addition to what Midwest pays such persons at present. Midwest cannot assure that these conflicts will be resolved to the benefit of Midwest, in which case an investment in Midwest voting common stock may decline in value.

The insurance industry is subject to numerous laws and regulations, and compliance costs and/or changes in the regulatory environment could adversely affect the business of Midwest.

Midwest’s insurance operations are subject to government regulation in each of the states in which it and its subsidiaries conduct business. Such regulatory authority is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including premium rates, policy forms, and capital adequacy, and is concerned primarily with the protection of policyholders rather than shareholders. During the past several years, increased scrutiny has been placed upon the insurance regulatory framework, and certain state legislatures have considered or enacted laws that alter, and in many cases increase, state authority to regulate insurance companies and insurance holding company systems. The National Association of Insurance Commissioners (the NAIC) and state insurance regulators reexamine existing laws and regulations on an ongoing basis, and focus on insurance company investments and solvency issues, risk-based capital guidelines, interpretations of existing laws, the development of new laws, the implementation of non-statutory guidelines and the circumstances under which dividends may be paid. Future NAIC initiatives, and other regulatory changes, could have a material adverse impact on Midwest’s insurance business. There can be no assurance that Midwest’s insurance subsidiaries will be able to satisfy the regulatory requirements of the Departments of Insurance of their respective state of domicile or a similar department in any other state in which it may wish to transact business.

Individual state guaranty associations assess insurance companies to pay benefits to policyholders of insolvent or failed insurance companies. The impact of such assessments may be partly offset by credits against future state premium taxes. Midwest cannot predict the amount of any future assessments, nor has Midwest attempted to estimate the amount of assessments to be made from known insolvencies.

On July 21, 2010, President Obama signed into law financial regulatory reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act reshapes financial regulations in the United States by creating new regulators, regulating new markets and firms, and providing new enforcement powers to regulators. Virtually all major areas of the Dodd-Frank Act will be subject to regulatory interpretation and implementation rules requiring rulemaking that may take several years to complete.

Midwest operates in a highly competitive industry, and its business will suffer if it is unable to compete effectively.

The operating results of life insurance companies are subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings from rating agencies such as A.M. Best and other factors. The life insurance business is highly competitive. The ability of Midwest to compete with other insurance companies is dependent upon, among other things, its ability to attract and retain agents to market insurance products, its ability to develop competitive and profitable products and its ability to obtain acceptable ratings. In connection with the development and sale of products, Midwest’s life insurance subsidiaries encounter significant competition from other insurance companies, most of whom have financial and human resources substantially greater than Midwest, as well as competition from other investment alternatives available to customers. Midwest does not anticipate that American Life, Capital Reserve or Great Plains Life will be rated by industry analysts for several years. This will likely have a negative impact on their ability to compete with rated insurance companies.

Midwest’s insurance subsidiaries compete with up to 2,000 other life insurance companies in the United States, and American Life also competes with some of these companies internationally, which are forcing increased competitive pressures due to industry consolidation, where larger, more efficient organizations emerging from consolidation. Additionally, legislation became effective in 2000 permitting commercial banks, insurance companies and investment banks to combine. This law permits, for instance, a commercial bank to acquire or form an insurance company.

Most life insurance companies have greater financial resources, longer business histories, and more diversified lines of insurance coverage than the insurance subsidiaries of Midwest have. These larger companies also generally have large sales forces. Midwest also faces competition from companies operating in foreign countries and marketing in person as well as from direct mail sales campaigns.

Midwest’s ability to compete is dependent upon, among other things, its ability:

●	to market its insurance products;

●	to develop competitive and profitable products; and

●	to achieve efficient costs of placing policies.

Midwest is highly dependent upon its Chief Executive Officer, and the loss of this officer could materially and adversely affect its business.

Midwest’s ability to operate successfully is dependent primarily upon the efforts of Mark A. Oliver, its Chief Executive Officer and Chief Executive Officer of American Life. The loss of the services of Mr. Oliver could have a material adverse effect on the ability of Midwest to execute its business plan.

Development of life insurance products involves the use of certain assumptions, and the inaccuracy of these assumptions could adversely affect profitability.

In its life insurance business, Midwest must make certain assumptions as to expected mortality, lapse rates and other factors in developing the pricing and other terms of life insurance products. These assumptions are based on industry experience and are reviewed and revised regularly to reflect actual experience on a current basis. However, variation of actual experience from that assumed in developing such terms may affect a product’s profitability or sales volume and in turn adversely impact revenues of Midwest.

If Midwest underestimates its liability for future policy benefits, its results of operations could suffer.

Liabilities established for future life insurance policy benefits are based upon a number of factors, including certain assumptions, such as mortality, morbidity, lapse rate and crediting rate. If Midwest underestimates future policy benefits, Midwest would incur additional expenses at the time it becomes aware of the inadequacy. As a result, Midwest’s ability to achieve profits would suffer.

Midwest’s insurance subsidiaries may not be able to obtain favorable insurance ratings.

Insurance ratings are an important factor in establishing the competitive position of insurance companies. Ratings reflect the rating agencies’ opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. The Midwest insurance subsidiaries will not receive a rating until they have maintained operations for a minimum of three to five years. There can be no assurance that the Midwest insurance subsidiaries will be rated by a rating agency or that any rating, if and when received, will be favorable to the Midwest insurance subsidiary. The lack of a rating could impact the ability to make sales in the broad insurance marketplace. For example, potential insureds may choose not to purchase a policy from an unrated company, or the Midwest insurance subsidiaries may be required to charge lower rates and offer discounts to attract business, which in turn adversely affects Midwest’s results of operations.

Fluctuations in interest rates could adversely affect Midwest’s business and profitability.

Interest rate fluctuations could impair an insurance company’s ability to pay policyholder benefits with operating and investment cash flows, cash on hand and other cash sources. The Midwest annuity product exposes it to the risk that changes in interest rates will reduce any spread, or the difference between the amounts that the insurance company is required to pay under the contracts and the amounts the insurance subsidiary is able to earn on its investments intended to support its obligations under the contracts. Spread is a key component of our revenues.

To the extent that interest rates credited are less than those generally available in the marketplace, policyholder lapses, policy loans and surrenders, and withdrawals of life insurance policies and annuity contracts may increase as contract holders seek to purchase products with perceived higher returns. This process may result in cash outflows requiring that a Midwest insurance subsidiary sell investments at a time when the prices of those investments are adversely affected by the increase in market interest rates, which may result in realized investment losses.

Increases in market interest rates may also negatively affect profitability. In periods of increasing interest rates, Midwest may not be able to replace invested assets with higher yielding assets needed to fund the higher crediting rates that may be necessary to keep interest sensitive products competitive. The Midwest life insurance subsidiaries therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts.

Midwest’s investments are subject to risks of default and reductions in market values.

Midwest is subject to credit risk in our investment portfolio. Defaults by third parties in the payment or performance of their obligations under these securities could reduce our investment income and realized investment gains or result in the recognition of investment losses. The value of our investments may be materially adversely affected by increases in interest rates, downgrades in the bonds included in our portfolio, financial market performance, general economic conditions, and by other factors that may result in the recognition of other-than-temporary impairments. Each of these events may cause Midwest to reduce the carrying value of our investment portfolio and may adversely affect Midwest’s results of operations.

Reinsurers with which Midwest does business may not honor their obligations, leaving Midwest liable for the reinsured coverage, and Midwest’s reinsurers could increase their premium rates.

Midwest’s life insurance subsidiaries cede a substantial amount of their insurance to other insurance companies. However, the relevant life insurance subsidiary remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The cost of reinsurance is, in some cases, reflected in its premium rates. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the relevant Midwest life insurance subsidiary for the reinsurance. However, if the cost of reinsurance were to increase with respect to policies for which the relevant Midwest life insurance subsidiary has guaranteed the rates, the relevant life insurance subsidiary could be adversely affected, which would in turn adversely affect Midwest.

Changes in the tax laws could adversely affect Midwest’s business.

Congress has from time to time considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. This and similar legislation, including a simplified “flat tax” income tax structure with an exemption from taxation for investment income, could adversely affect the sale of life insurance compared with other financial products if such legislation were to be enacted. There can be no assurance as to whether such legislation will be enacted or, if enacted, whether such legislation would contain provisions with possible adverse effects on any annuity and life insurance products that Midwest and its operating subsidiaries develop.

Under the Internal Revenue Code, income taxes payable by policyholders on investment earnings are deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain insurance products a competitive advantage over other non-insurance products. To the extent that the Internal Revenue Code may be revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including those owned by Midwest, would be adversely affected with respect to their ability to sell insurance products. Also, depending on grandfathering provisions, the surrenders of existing annuity contracts and life insurance policies might increase. In addition, life insurance products are often used to fund estate tax obligations. Midwest cannot predict what future tax initiatives may be proposed with respect to the estate tax or other taxes which may adversely affect Midwest.

Midwest does not intend to declare cash dividends on shares of its stock for the foreseeable future.

Midwest has never paid a cash dividend on its voting common stock and it does not anticipate paying dividends for the foreseeable future. Midwest intends to retain available funds to be used in the expansion of operations. Future dividend policy will depend on earnings, capital requirements, financial condition and other relevant factors. Moreover, Midwest is a holding company without independent operations and generates no cash flow from its operations.

Because Midwest does not intend to pay cash dividends for the foreseeable future, shareholders will benefit from an investment in Midwest voting common stock only if the stock appreciates in value.

Because Midwest does not expect to pay any cash dividends for the foreseeable future, the success of any investment in its voting common stock will depend upon any future appreciation in its value. Midwest cannot assure that its voting common stock will appreciate in value or even achieve or maintain a value equal to the price at which shares were purchased.

Midwest, as a holding company, is dependent upon cash payments from its subsidiaries.

Midwest expects a source of cash to it will be dividends on the stock of its operating subsidiaries. The payment of dividends to Midwest by its operating subsidiaries is subject to limitations imposed by applicable insurance laws. For example, with respect to American Life, “extraordinary” dividends may not be paid without permission of the Arizona Department of Insurance. An “extraordinary” dividend is defined, in general, as any distribution of cash or other property whose fair market value, compared with that of other distributions made within the preceding 12 months, exceeds the greater of (i) 10% of the policyholders surplus (total statutory capital stock and surplus) as of December 31 of the preceding year or (ii) the statutory net gain from operations excluding realized gains on investments) of the insurer for the 12 month period ending December 31 of the preceding year. Arizona insurance laws also require that dividends on capital stock must be paid out of surplus, which is calculated after reserving a sum equal to all liabilities of the insurance company and may include all or part of surplus arising from unrealized capital gains or revaluation of assets. If Midwest were unable to receive cash dividends from its subsidiaries its liquidity would be adversely affected.

The business and future growth prospects of Midwest may suffer if the acquisition of First Wyoming does not achieve expected results.

Midwest’s business, financial condition and results of operations may be negatively affected if: (i) the acquisition of First Wyoming does not achieve anticipated cost savings, revenues or cash flows; (ii) Midwest assumes liabilities that were not disclosed or exceed estimates; (iii) Midwest is unable to integrate the acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner; (iv) the acquisitions disrupt Midwest’s on-going business, distracts management or diverts resources from other more beneficial uses; (v) Midwest experiences difficulties operating in markets in which it has no or only limited direct experience; or (vi) there is a loss of policyholders of First Wyoming.

The transactions contemplated by the Merger Agreement have been structured so as to result in a tax-deferred issuance of Midwest voting common stock. However, there can be no assurances in this regard, and if tax-deferred treatment were to be denied, you could owe federal income taxes on any gain deemed to be realized by you upon the issuance of your Midwest voting common stock.

Together with the subsequent merger of First Wyoming into Midwest immediately after the merger, but as an integral part thereof, the merger is intended to result in a tax-deferred issuance of Midwest voting common stock. However, neither Midwest nor First Wyoming has obtained a ruling from the Internal Revenue Service concerning whether the merger and the subsequent merger on a combined basis will in fact be treated as a tax-deferred issuance of Midwest stock. Midwest will, however, obtain an opinion of counsel which will support the conclusions contained in this proxy statement – prospectus regarding the material federal income tax consequences of the merger and the subsequent merger, on a combined basis. You should understand that an opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court and the Internal Revenue Service could assert successfully a contrary position which could be sustained by a court. Also, the conditions and assumptions upon which counsel’s opinion is qualified may not continue to exist and the laws or regulations affecting the material federal income tax consequences of the merger may change. In either event, the tax aspects of the merger may be adversely affected, and such effect may be materially adverse to First Wyoming shareholders. As a result, there can be no assurance that the merger will be accorded the tax treatment intended and that you will realize the tax consequences described in this proxy statement – prospectus. See "Certain Federal Income Tax Consequences" at page 26.

Holders of Midwest voting common stock received in the transactions contemplated by the Merger Agreement will be minority stockholders of Midwest who will not control Midwest, will have a limited ability to influence Midwest’s business policies and corporate actions, and will not be able to elect any directors of Midwest.

Assuming all shares of First Wyoming are converted for voting common stock of Midwest (other than shares already held by Midwest) former shareholders of First Wyoming will own approximately 26.6% of the Midwest voting common stock, or a minority of such shares. It will be difficult for minority stockholders of Midwest to elect any of its directors or otherwise exert influence over its business. Midwest’s outstanding voting common stock elects the board of directors of Midwest and each director is elected by a plurality vote. The Midwest board of directors, as a practical matter, has effective control over significant corporate transactions of Midwest. Additionally, shareholders of Midwest do not have cumulative voting rights with respect to the election of directors. These factors would also make it more difficult and time consuming for a third party to acquire control of Midwest or to change the board of directors of Midwest.

Policy lapses in excess of those actuarially anticipated would have a negative impact on Midwest’s financial performance.

The profitability of Midwest could be reduced if its lapse and surrender rate were to exceed the assumptions upon which it priced its insurance policies. Policy sales costs are deferred and recognized over the life of a policy. Excess policy lapses, however, cause the immediate expensing or amortizing of deferred policy sales costs.

The insurance industry is highly regulated and Midwest’s activities are restricted as a result. Midwest expends substantial amounts of time and incurs substantial expenses in connection with complying with applicable regulations, and Midwest is subject to the risk that more burdensome regulations could be imposed on it.

Compliance with insurance regulation by Midwest is costly and time consuming. Insurance companies in the U.S. are subject to extensive regulation in the states where they do business. This regulation primarily protects policyholders rather than stockholders. The regulations require:

●	prior approval of acquisitions of insurance companies;

●	certain solvency standards; licensing of insurers and their agents; investment limitations;

●	deposits of securities for the benefit of policyholders;

●	approval of policy forms and premium rates;

●	periodic examinations; and

●	reserves for unearned premiums, losses and other matters.

Each Midwest life insurance subsidiary is subject to this regulation in each state in the U.S. in which it is licensed to do business. This regulation involves significant additional costs and restricts operations. Midwest cannot predict the form of any future regulatory initiatives but its time and costs to comply with existing regulations and regulatory oversight are significant.

In addition, Midwest itself, as the owner of a life insurance subsidiary, is regulated by the Arizona Department of Insurance under the Arizona Insurance Holding Company Systems Act. Certain "extraordinary" intercorporate transfers of assets and dividend payments from its life insurance subsidiaries require prior approval by the Arizona Insurance Commissioner. Midwest also files detailed annual reports with the Arizona Department of Insurance and all of the states in which it is licensed. The business and accounts of its life insurance subsidiaries are subject to examination by the Arizona Department of Insurance, as well as inquiries and follow up, including investigations, of the various insurance regulatory authorities of the states in which Midwest's insurance subsidiaries are licensed.

Each insurance subsidiary of Midwest is qualified to do business as an insurance company only in the U.S. Neither Midwest nor any of its subsidiaries have any assets or employees in foreign countries. In connection with business from foreign countries, Midwest only accepts applications at its main office. In addition, Midwest requires premium payments to be in U.S. dollars, which may include checks drawn on U.S. banks. Neither Midwest nor any of its subsidiaries are not currently subject to regulation in the various foreign countries from which it receives applications for insurance. Although American Life provides a small amount of insurance to foreign citizens, independent marketing firms, rather than employees of Midwest or American Life, submit the applications. In this way Midwest and American Life avoid conducting business in foreign countries. However, Midwest is unable to predict if foreign regulation will be implemented and, if so, the effect of any such regulation on its life insurance business.

There are a substantial number of shares of Midwest common stock eligible for future sale in the public market. The sale of a large number of these shares could cause the market price of our common stock to fall.

There were 13,212,653 shares of Midwest voting common stock outstanding as of September 9, 2015. As of that date, nearly all outstanding shares may be sold without restriction, our executive officers and directors beneficially owned approximately 544,736 shares of our voting common stock, representing 4.1% of Midwest’s outstanding voting common stock. Sale of a substantial number of these shares would likely have a significant negative effect on the market price of its voting common stock, particularly if the sales are made over a short period of time.

If Midwest shareholders, particularly management and their affiliates, sell a large number of shares of Midwest's voting common stock, the market price of shares of the voting common stock of Midwest could decline significantly. Moreover, the perception in the public market that Midwest's management and affiliates might sell shares of Midwest voting common stock could depress the market price of those shares.

SPECIAL MEETING OF SHAREHOLDERS OF FIRST WYOMING CAPITAL CORPORATION

Date, Time and Place of Meeting

FIRST WYOMING SPECIAL MEETING

A special meeting of First Wyoming shareholders will be held on Tuesday, October 27, 2015 at 10:00 a.m., Mountain Time, at The Little America Hotel & Resort, 2800 West Lincolnway, Cheyenne, Wyoming 82009.

BUSINESS TO BE TRANSACTED AT THE SPECIAL MEETING

This proxy statement – prospectus was mailed to First Wyoming shareholders on or about September 18, 2015, to solicit proxies to vote for the approval of the Plan and Agreement of Merger.

As of the date of this proxy statement – prospectus, neither Midwest nor First Wyoming are aware of other business that will come before the First Wyoming special meeting. Should any other matter requiring a vote of shareholders arise, the proxies named in the enclosed forms of proxy will vote the shares in their discretion with respect to any such matter.

VOTING SECURITIES

Only First Wyoming common shareholders of record at the close of business on September 9, 2015 will be entitled to vote at the First Wyoming special meeting. On that date, there were issued and outstanding 4,495,354 shares of First Wyoming common stock. Each share of First Wyoming common stock is entitled to one vote per share with respect to the merger. The affirmative vote of a majority of the outstanding common stock of First Wyoming is necessary to approve the merger. Midwest owns 1,004,300 shares or 22.3% of the shares of First Wyoming common stock, and it has indicated that it intends to vote for the approval of the Merger Agreement.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF – FIRST WYOMING

The following table sets forth, as of September 9, 2015, the shares of First Wyoming common stock (i) beneficially owned by each director and executive officer, (ii) for all directors and executive officers as a group, and (iii) each person who is known to First Wyoming to be the beneficial owner of more than 5% of the First Wyoming common stock, its only class of voting securities.

Name and Address of	Nature and Amount
Beneficial Owner	of Ownership (1)	Percent of Class
Mark A. Oliver (CEO and Director)(2)	20,400	*
2900 S. 70th Street, Suite 400, Lincoln, NE 68506

Rick Meyer (Chairman of the Board)(2)	22,100	*
2900 S. 70th Street, Suite 400, Lincoln, NE 68506

Steve Connor (Director)(2)	6,800	*
2900 S. 70th Street, Suite 400, Lincoln, NE 68506

Lex Madden (Director)	66,700	1.6%
205 Storey Boulevard, Suite 100, Cheyenne, WY 82009

Les Meyer (President and Director)(2)	60,670	1.4%
205 Storey Boulevard, Suite 100, Cheyenne, WY 82009

Greg Smith (Director)	6,000	*
205 Storey Boulevard, Suite 100, Cheyenne, WY 82009	(as trustee)

Ken Decaria (Director)	20,000	*
205 Storey Boulevard, Suite 100, Cheyenne, WY 82009

Directors and Executive Officers as a Group (7 persons)	202,670	4.5%

Midwest Holding Inc.	1,004,300	22.3%
2900 S. 70th Street, Suite 400, Lincoln, NE 68506
____________________

*	Less than 1%
(1)	All ownership is direct unless otherwise indicated.
(2)	Also an executive officer and/or director of Midwest.

REVOCABILITY OF PROXIES

Any First Wyoming proxy may be revoked before its exercise at the First Wyoming special meeting or any adjournment thereof by:

●	giving written notice of revocation to the Secretary of First Wyoming prior to the First Wyoming special meeting;

●	giving written notice of revocation to the Secretary at the First Wyoming special meeting; or

●	signing and delivering a proxy bearing a later date.

The presence of a shareholder at the First Wyoming special meeting will not revoke his or her proxy. However, being present at the First Wyoming special meeting allows a shareholder to vote in person and revoke any prior proxy.

PROXY SOLICITATION

First Wyoming will pay the costs of soliciting its proxies. Officers and employees of First Wyoming may solicit proxies by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting proxies. In the event shares of First Wyoming are held by brokers, nominees or other fiduciaries, First Wyoming will reimburse such brokers, custodians, nominees or other fiduciaries for their charges and expenses in forwarding materials to beneficial owners of shares.

PROPOSED MERGER

BACKGROUND AND REASONS

First Wyoming was incorporated in Wyoming on July 8, 2009, for the primary purpose of organizing a life insurance subsidiary. Until mid 2012, First Wyoming raised equity capital through the sale of its common stock so it could form a life insurance company, First Wyoming Life Insurance Company (“First Wyoming Life”) domiciled in Wyoming, which began issuing life insurance policies on August 17, 2012. Midwest was one of initial shareholders of First Wyoming and has owned approximately 22.3% of the common shares of First Wyoming since December 31, 2014.

As a small life insurer with limited products and resources, it has been difficult for First Wyoming Life to recruit new marketing representatives in Wyoming. The First Wyoming Board and management has continued looking for ways to write life insurance business and to expand beyond Wyoming because in order to build First Wyoming to a profitable level, First Wyoming Life must grow and expand beyond the borders of Wyoming.

On January 29, 2015, Mark Oliver, CEO and Board Member of Midwest and First Wyoming, and Les Meyer, President and Board Member of First Wyoming and Board Member of Midwest, met with representatives of the Wyoming Department of Insurance, including the recently appointed Insurance Commissioner, to discuss the progress of First Wyoming Life. One of the topics of discussion was the location of administrative operations of First Wyoming Life. Wyoming law requires that predominately all administrative tasks be performed in the State. Management had worked with the Wyoming Insurance Department during the course of First Wyoming Life’s development to keep as many functions at the offices in Cheyenne as were economically feasible until such time as First Wyoming Life grew to a point that it could afford to incur the overhead necessary to hire a full staff in Cheyenne, Wyoming. Since mid 2012, Midwest has been performing many of the administrative functions for First Wyoming Life pursuant to an administrative services agreement.

During the meeting, representatives of the Wyoming Insurance Department emphasized that First Wyoming Life would need to significantly increase its administrative operations in Cheyenne in the near future, which would entail significant additional ongoing expenses for First Wyoming Life. Since Midwest became engaged as the third party administrator for First Wyoming life in mid 2012, administrative expenses have averaged $250,000 annually, excluding management salaries, licenses and professional fees. Management advised that if First Wyoming Life incurred the full panoply of administrative functions that the costs of these functions would be prohibitive to a small life insurance company.

On April 14, 2015, First Wyoming’s Board met to review the financial results for the year ended December 31, 2014 and to discuss the pressing needs to ramp up administrative functions of First Wyoming Life as well as the timing and associated costs. At that meeting, the administrative operating requirements of First Wyoming Life were discussed at length as well as costs and possible options to achieve expected administrative functions in Wyoming. Also discussed were alternatives, such as selling First Wyoming Life or a potential merger of First Wyoming to another entity. A follow up conference call of the First Wyoming Board was scheduled for April 23, 2015.

At the April 23, 2015 First Wyoming Board call, after much discussion of the issues involved in seeking to establish administrative functions of First Wyoming Life in Wyoming, the Board requested Mr. Oliver to perform a more specific analysis of the costs associated with hiring qualified individuals to perform the administrative functions currently being performed by the current third party administrator (Midwest) as well as the other administrative functions that the Wyoming Department expected First Wyoming Life to perform on its own in Wyoming and what the cost differential was. A follow up Board call was scheduled for April 30, 2015. In the meantime, Mr. Oliver provided an analysis to the Board that showed the cost to have full administrative functions in Cheyenne, Wyoming would range from $700,000 to $900,000 per year, significantly more than current operating costs. These costs included several functions that First Wyoming does not undertake due to the small size such as underwriting, policy service and accounting.

In the April 30th call, the Board discussed the cost analysis prepared by Mr. Oliver. Despite these significant costs, the Board expressed a preference to seek a solution that would permit First Wyoming Life to remain true to the mission of building a Wyoming life insurer. At the request of the Board, management agreed to meet with the Governor of Wyoming and his staff to determine if there were any other administrative or legislative options available. Additionally, the Board asked Mr. Oliver to prepare exchange value comparisons of First Wyoming and Midwest to see what an exchange of shares might look like.

An outside First Wyoming Board member, Lex Madden, secured a meeting with Governor Mead and his senior staff that occurred May 21, 2015. First Wyoming Board Members Oliver, Rick Meyer and Les Meyer joined Mr. Madden at the meeting, which was also attended by Wyoming Insurance Commissioner and his senior staff. During the meeting the parties discussed the issues related to home office administrative requirements in Wyoming. The representatives of the State urged First Wyoming Life to commit to a date that it believed would be workable to have all administrative functions in the state. Furthermore, all parties concurred that a date where all administrative operations were performed in Wyoming would likely have to be within 24 months.

There was significant discussion regarding the option of seeking legislative relief through an amendment to the Wyoming insurance statute. After deliberation and the advice of two Board members who are experienced lobbyists, this alternative was deemed unlikely to succeed.

On June 17, 2015, the First Wyoming Board held a teleconference to discuss the results of the May 21st meeting and other options available to First Wyoming. Given the very high costs of full administrative functions in Cheyenne relative to the size of First Wyoming Life, it was the consensus of the Board that to commit to such costs would render First Wyoming Life economically unfeasible as it would consume the its available capital and surplus within a few years, leaving First Wyoming Life insolvent. The Board then considered and discussed at length other options, including a possible merger with Midwest and a possible subsequent merger of First Wyoming Life Insurance Company into American Life, Midwest’s primary life subsidiary. These actions would allow the shareholders of First Wyoming the opportunity to benefit from a more established entity with broader insurance operations. The First Wyoming Board indicated that it would expect American Life to become licensed in Wyoming should a merger proceed. Methods of valuations of Midwest and First Wyoming were discussed at length. Mr. Oliver proposed a valuation analysis that had been used in a number of similar transactions in the industry. The First Wyoming Board requested that Mr. Oliver have counsel prepare a merger agreement for review by the First Wyoming Board.

On June 29, 2015, Mr. Oliver presented the First Wyoming Life Board with a draft merger agreement. Under the draft merger agreement, a newly formed subsidiary of Midwest would be merged with and into First Wyoming with the First Wyoming shareholders receiving voting common shares of Midwest (other than Midwest and those shareholders who perfect appraisal rights). The proposed exchange centered primarily on a concept known as “exchange value” which the parties determined would be used because there was no measurable market value for either party’s outstanding common stock. Mr. Oliver informed the First Wyoming Board that the concept of “exchange value” has been used in the past in merger and acquisition transactions and had been used by companies he was affiliated with in the past. Mr. Oliver noted that the concept involved valuing not just the assets and capital structure of an insurance holding company, but also takes into account some of the more recognized valuable assets of a life insurance company such as book of business in force, the production of the agency of a particular life insurance company, and state licenses, none of which are ascribed any value on financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In addition, the analysis recognizes that different types of business may be worth more than others depending on profit margins, persistency of policies and claims on policies. The purpose of performing an evaluation was to arrive at a fair basis of exchange between the two companies, valuing both of them using the same methodology. Again, this was particularly appropriate where neither company has a readily measurable marketplace trading value. The valuation centered primarily on analysis of life insurance company assets including capital and surplus; asset valuation reserve; interest maintenance reserve; fair market value; invested assets; number of state licenses held by an insurance company; annual life premium produced by agencies; indebtedness; subsidiary values; life premiums; one-time collected premium if ordinary; annuity reserves; and other miscellaneous values. Based upon Mr. Oliver’s analysis, the exchange value of First Wyoming at June 30, 2015, was approximately $4.536 million or $1.12 per share and the exchange value of Midwest at June 30, 2015, was $10.709 million or $0.82 per share, with an exchange ratio of 1.37 Midwest voting common shares for each common share of First Wyoming. Midwest’s ownership in First Wyoming would be cancelled.

The resulting values were reviewed carefully at length by the First Wyoming Board and discussed. Also discussed at length were how the exchange of shares would be made to First Wyoming shareholders, and the tax consequences of the proposed combination of the two companies. The Board of First Wyoming discussed at large the proposed valuation of the companies and fairness of the exchange ratio to the shareholders of First Wyoming. Also discussed were the short-term and long-term plans of Midwest and First Wyoming, the non-taxability of the proposed merger, and the advantages of First Wyoming combining with a larger company in order to seek to obtain better shareholder liquidity for the shareholders of First Wyoming.

The First Wyoming Board not affiliated with Midwest conferred informally with one another about various aspects of the Merger Agreement. The Board of First Wyoming agreed to the final total value per share for purposes of the exchange. The Board members not affiliated with Midwest determined that the exchange ratio was fair to the shareholders of First Wyoming and directed First Wyoming management to execute the proposed Merger Agreement and proceed with the transactions contemplated thereunder, including holding a meeting of the shareholders of First Wyoming.

In connection with the deliberation by the First Wyoming Board of the Merger Agreement, members of the First Wyoming Board who were affiliated with Midwest participated in the discussions concerning the Merger Agreement, but did not vote on the recommendation to approve the merger agreement and submit it to shareholders for their approval.

RECOMMENDATION OF THE FIRST WYOMING BOARD OF DIRECTORS

The First Wyoming Board of Directors RECOMMENDS APPROVAL OF THE MERGER, The Board believes that the ratio of the share exchange is fair to the First Wyoming shareholders. The management and Board of Directors of First Wyoming, after careful study and evaluation of the economic, financial, legal and market factors, also believe that the merger could provide Midwest with increased opportunity for profitable expansion of its business, which in turn should benefit First Wyoming shareholders who become shareholders of Midwest.

The terms of the Merger Agreement were the result of arm's-length negotiations between Midwest and First Wyoming after a significant effort by the First Wyoming Board and Midwest management. Among the factors considered by the First Wyoming Board in deciding to approve and recommend the merger were:

1.	The terms and conditions of the Merger Agreement, which the First Wyoming Board and management believes results in a fair price for the First Wyoming shares;

2.	The financial condition, business assets and liabilities and management experience of Midwest;

3.	The financial and business prospects of Midwest;

4.	The potential to increase liquidity to First Wyoming shareholders;

5.	Economies of scale available in the event of combination of the companies including, in particular, reduction in general administrative costs and in the total number of regulatory filings and administrative costs;

6.	The familiarly of the First Wyoming Board of Directors with and review of First Wyoming and Midwest; the business, operations, financial condition, earnings and prospects of Midwest;

7.	The expectation that the merger will be a tax-deferred transaction to First Wyoming and its shareholders (see "Certain Federal Income Tax Considerations");

8.	The current and prospective economic environment and competitive constraints facing small insurance companies, including First Wyoming Life;

9.	The First Wyoming Board of Directors' evaluation of the risks to consummation of the merger, including the risks associated with obtaining necessary regulatory approvals;

10.	The possible alternatives to the merger the range of possible values to the First Wyoming shareholders of such alternatives, and the timing and likelihood of actually receiving, and risks and rewards associated with seeking to obtain, those values; and

11.	The fact that the First Wyoming Board members not affiliated with Midwest had observed Midwest management for several years and considered Midwest management to be competent and able to operate small start-up insurance companies.

The First Wyoming Board did not assign any specific or relative weight to these factors in its consideration. All of the above factors contributed in determining the consideration received.

The First Wyoming Board of Directors considers the merger particularly advantageous to First Wyoming shareholders in that shareholders will receive a security which, in the opinion of the First Wyoming Board, has the potential to achieve a greater growth and market value. The exchange of First Wyoming shares solely for Midwest shares is also intended to be a tax-deferred exchange, thereby giving First Wyoming shareholders the equity participation in Midwest without initially incurring taxes. See "Certain Federal Income Tax Consequences".

The First Wyoming Board of Directors made this determination without the assistance or cost of a financial adviser for a so-called "fairness opinion." The First Wyoming Board believes that it reviewed in sufficient depth the respective conditions of First Wyoming, Midwest and their subsidiaries as well as the terms of the Merger Agreement.

INTERESTS OF MIDWEST IN THE MERGER

In considering the recommendation of the First Wyoming Board with regard to the merger, First Wyoming shareholders should be aware that Midwest, a 22.3% owner of First Wyoming, expects that its third party administrative contract with First Wyoming insurance subsidiary will continue until a merger of First Wyoming Life is merged into American Life.

The members of the First Wyoming Board were aware of the foregoing interest and considered it, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

REGULATORY REQUIREMENTS

The parties to the Merger Agreement believe that no regulatory approvals are required for the merger.

SUMMARY OF THE MERGER AGREEMENT

This is a summary of the Merger Agreement, which is incorporated herein and attached to this proxy statement-prospectus as Appendix A. You should read the Merger Agreement in addition to this summary. See also "Where you can find more Information" on page 1.

Delivery of Midwest Voting Common Stock; Closing Date. If the merger occurs, Midwest voting common stock will be available for distribution at a closing ("Closing") on a closing date ("Closing Date") as soon as possible after all regulatory approvals and shareholder approvals are obtained. In order for the merger to be consummated, the Merger Agreement must be approved by holders of a majority of the outstanding First Wyoming common stock. The merger will become effective ("Effective Date") on or as soon after the special meeting of First Wyoming’s shareholders as possible (assuming shareholder approval). It is presently anticipated that the Effective Date will occur on or before December 31, 2015, but there can be no assurance that the conditions to the merger will be satisfied and that the merger will be consummated on that date or any other date. The parties to the Merger Agreement have agreed to take all actions reasonably necessary to consummate the proposed transactions thereunder.

Representations, Warranties and Covenants; Legal Proceedings Disclosure. Each party to the Merger Agreement has represented to the other with respect to organization, good standing, capitalization and other related matters, as well as certain matters with respect to pending legal proceedings, none of which have been deemed materially adverse by Midwest.

Receipt of Midwest Shares - Procedures. If the Merger Agreement is approved at the special meeting, the shareholders who do not perfect appraisal rights will be notified of the approval and furnished with a "Letter of Transmittal" to send to an exchange agent ("Exchange Agent") that will be identified in the Letter of Transmittal. DO NOT SUBMIT YOUR FIRST WYOMING SHARES AT THIS TIME. If the merger is completed:

●	a Letter of Transmittal will be sent to you;

●	you should send in your shares with the Letter of Transmittal; and

●

the Exchange Agent will convert your shares in First Wyoming for Midwest voting common stock in the appropriate ratio set forth in the Merger Agreement after it receives your Letter of Transmittal and your stock certificates.

Exchange Agent. First Wyoming has appointed Computershare (Midwest's current stock transfer agent) as its exchange agent in respect of the merger. The instructions accompanying the Letter of Transmittal will provide details for surrendering certificates for First Wyoming shares and the procedure for obtaining certificates for Midwest voting common stock, including instructions for obtaining certificates for Midwest voting common stock for lost or destroyed certificates.

Authorization of the Exchange Agent may be terminated by Midwest at any time after six months following the Effective Date. If terminated, any shares and funds held by the Exchange Agent for shareholders of First Wyoming will be transferred to Midwest or its designee, who will thereafter serve as Exchange Agent.

Shareholder Rights Prior to Share Issuance. The Exchange Agent will not be entitled to vote or exercise any rights of ownership of the First Wyoming shares held by it prior to the issuance of Midwest voting common stock to former holders of such shares, except that it will receive any distributions paid or distributed with respect to the First Wyoming shares for the account of the persons exchanging such shares. No distributions are expected with respect to Midwest voting common stock.

After the Effective Date, there will be no transfers on the First Wyoming stock transfer books of shares which were issued and outstanding immediately prior to the Effective Date. If after the Effective Date certificates representing First Wyoming shares are properly presented to the Exchange Agent or directly to First Wyoming or Midwest, they will be converted for certificates representing Midwest voting common stock in the ratio set forth in the Merger Agreement attached as Appendix A.

Unclaimed Shares or Cash. If outstanding certificates for First Wyoming shares or payment for any fractional or dissenting shares are not claimed, they may be turned over to a governmental authority in accordance with the respective abandoned property laws of the various jurisdictions.

Abandoned property laws vary from state to state. However, to the extent it might be permitted by abandoned property and other applicable law, such unclaimed items shall become the property of Midwest (and to the extent not in its possession shall be paid over to it) free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to the Merger Agreement will be liable to any First Wyoming shareholder for amounts paid to any governmental authority having jurisdiction of such unclaimed item pursuant to abandoned property or other applicable laws of such jurisdiction.

Fractional Shares. Fractional shares of Midwest stock will not be issued under the Merger Agreement. Instead, fractional shares will be rounded up to the nearest whole share of Midwest voting common stock.

Accounting. It is anticipated that the merger will be accounted for as a business combination in accordance with accounting principles generally accepted in the United States of America.

Other Conditions; Termination or Amendment of the Merger Agreement. In addition to shareholder approval of the Merger Agreement by the shareholders of First Wyoming, the obligations of Midwest and First Wyoming to complete the merger are subject to the satisfaction of a number of closing conditions, including:

●	performance by each party to the Merger Agreement of its respective obligations;

●	absence of any proceedings instituted or threatened to restrain, enjoin or prohibit the transactions contemplated by the Merger Agreement;

●	continued accuracy in all material respects of the representations and warranties made by each party in the Merger Agreement;

●	delivery of certain legal opinions and closing certificates; and

●	filing Articles of Merger consistent with the Merger Agreement, for the transaction with the requisite governmental authorities.

In addition, Midwest may decline to proceed with the Merger if appraisal rights are perfected by more than 2.5% of the outstanding First Wyoming shares.

Any party may waive its unsatisfied conditions to complete the merger, except those which are required by law (such as shareholder and regulatory approval).

The Merger Agreement may be terminated and abandoned at any time (whether before or after approval by the First Wyoming shareholders) by unanimous consent of Midwest and First Wyoming, or by any party for whose benefit a closing condition has not been satisfied or waived. Any terms or conditions of the Merger Agreement, except those required by law, may be waived by the board of directors of the party entitled to the benefit thereof.

The Merger Agreement may be amended by agreement of the Board of Directors of each party.

Expenses and Liability for Termination. Each of the parties to the Merger Agreement will pay its own fees and expenses incurred in connection with the transaction contemplated by the Merger Agreement, including costs incurred in connection with the termination of the Merger Agreement.

Status Regarding Possible Waiver, Modification, or Termination of Agreement. As of the date of this proxy statement-prospectus, to the best of the knowledge of the parties to the Merger Agreement, there are no conditions precedent which must be waived by any party in order for the merger to be consummated, nor does any party intend to seek to modify or terminate the Merger Agreement based on existing circumstances.

Conduct of Business Pending the Merger; Other Covenants of the Parties. First Wyoming and Midwest agreed that neither of them will, prior to the merger:

●	enter into any transactions except in the ordinary course of business;

●	pay any dividends nor increase the compensation of any officer or directors; or

●	enter into any transaction which would adversely affect its respective financial conditions.

Each party has agreed to provide the other with information as to any significant corporate developments during the term of the Merger Agreement and to promptly notify the other parties if it discovers that any of its representations, warranties or covenants contained in the Merger Agreement or any document delivered in connection therewith was not true and correct in all material respects or became untrue or incorrect in any material respect. All of the parties to the Merger Agreement have agreed to take all such actions as may be reasonably necessary and appropriate in order to consummate the transactions contemplated by the Merger Agreement.

The First Wyoming Board of Directors, subject to its respective fiduciary obligations to its shareholders, has agreed to use best efforts to obtain the requisite approval of shareholders of the Merger Agreement and the transactions contemplated thereby.

Immediately following the merger, Midwest intends to merger First Wyoming into and with it. Following the merger and the merger of First Wyoming into Midwest, the former operations of First Wyoming will continue in its location and with the consolidation of computer data processing in Midwest’s system. Midwest will continue to evaluate the personnel, business practices and opportunities for First Wyoming Life and may make such changes as it deems appropriate, including consolidating operations of First Wyoming Life Insurance Company, First Wyoming’s life insurance subsidiary, with Midwest’s largest subsidiary, American Life & Security Corp. (“American Life”).

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material federal income tax consequences relevant to the issuance of shares of Midwest voting common stock for First Wyoming common stock pursuant to the merger and the subsequent merger of First Wyoming into Midwest immediately after the merger, but as an integral part thereof, which are generally applicable to holders of First Wyoming common stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to First Wyoming shareholders, as described below. There can be no assurance that such changes will not occur.

Shareholders of First Wyoming should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, or to certain types of shareholders such as shareholders who are dealers in securities, who are banks or financial institutions, who are insurance companies, who are foreign persons, who are real estate investment trusts, who are regulated investment companies or mutual funds, who are tax-exempt organizations, who hold their stock as part of a position in a "straddle" or as part of a "hedging" or other integrated investment or risk reduction transaction, who are traders in securities that mark to market, who do not hold their stock as capital assets within the meaning of Section 1221 of the Code, or who acquired or will acquire their shares in connection with warrants, stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to or concurrently with, the merger or subsequent merger (whether or not any such transactions are undertaken in connection with the merger or subsequent merger), including any transaction in which shares of First Wyoming stock are acquired or shares of Midwest voting common stock are disposed of, the tax consequences of the alternative minimum tax provisions of the Code, or the tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their First Wyoming common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds shares of First Wyoming common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the transactions to them.

The term U.S. holder refers to a holder of First Wyoming common stock that is:

●	a citizen or individual resident of the U.S.;

●	a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any of its political subdivisions;

●

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has made a valid election under the applicable Treasury Regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, a "non-U.S. holder" means an owner or beneficial owners of shares of First Wyoming common stock that is not a “U.S. holder”.

This discussion only applies to you if you are a U.S. holder.

FIRST WYOMING SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM.

The parties are not requesting and will not request a ruling from the IRS in connection with the merger and subsequent merger. However, an opinion from counsel for Midwest is being issued as part of this Registration Statement that the merger of Midwest Acquisition into First Wyoming, with First Wyoming surviving the merger as a wholly owned subsidiary of Midwest, and the subsequent merger of First Wyoming into Midwest immediately after the merger pursuant to a commitment in the merger agreement and as part of the plan of reorganization, on a combined basis should qualify as a reorganization within the meaning of Section 368(a) of the Code and that the tax consequences to First Wyoming shareholders described below should result therefrom. The tax opinion represents counsel’s best legal judgment and is not binding on the IRS or any court. There is no assurance that the IRS will not assert a contrary position to that expressed in the opinion of counsel or by the parties to the Merger Agreement regarding the tax consequences of the merger and subsequent merger, nor is there any assurance that the IRS would not prevail in the event the tax consequences of the merger and subsequent merger were litigated. The tax opinion does not address the tax consequences of the mergers to the shareholders of First Wyoming under alternative minimum tax laws, under applicable foreign, state or local income tax laws, or arising under the unearned income Medicare contribution provisions of the Health Care and Education Reconciliation Act of 2010. The tax opinion is subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of representations made by Midwest, First Wyoming and Midwest Acquisition, including representations in certain certificates to be delivered to counsel by the respective managements of Midwest, First Wyoming and Midwest Acquisition. If any of those assumptions, qualifications or representations are inaccurate, incomplete or untrue, or if any of the provisions of the merger agreement are breached, the conclusions contained in the opinion or stated below could be adversely affected.

The anticipated federal income tax consequences of the merger and subsequent merger to First Wyoming shareholders are as follows:

(a)	No gain or loss should be recognized by holders of First Wyoming common stock solely upon their receipt in the merger of Midwest voting common stock.

(b)	The aggregate tax basis of Midwest voting common stock received by First Wyoming shareholders in the merger should be the same as the aggregate tax basis of the First Wyoming common stock surrendered therefor.

(c)	The holding period of Midwest voting common stock received by each First Wyoming shareholder in the merger should include the period for which the First Wyoming common stock surrendered therefor was considered to be held.

(d)	Cash received by the First Wyoming shareholders who properly exercise their appraisal rights should be treated as having been received in redemption of the shares so cashed out, and should result in taxable gain or loss, measured by the difference (if any) between the amount of cash received and such shareholder's adjusted tax basis in the First Wyoming common stock. Provided the shares were held as a capital asset at the time of the redemption, such gain or loss should constitute capital gain or loss. It is possible that for some shareholders, the distribution of cash may be treated as a dividend taxable as ordinary income. Rules applicable to redemptions are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

RELATED TAX ISSUES

First Wyoming shareholders should be aware that the IRS may examine transactions occurring before, contemporaneously with, or after the merger and subsequent merger to determine whether reorganization treatment is appropriate, or in some cases to determine whether shareholders will be taxed on other economic benefits that are included as part of the overall transaction. Thus, loan transactions between parties, compensation arrangements, noncompete agreements, consulting agreements and other transactions could be reviewed by the IRS. Gain could also have to be recognized, if any First Wyoming shareholder was treated as receiving (directly or indirectly) in the transactions consideration other than Midwest voting common stock for the shareholder's First Wyoming stock. Furthermore, if the IRS were to establish as to some shareholders that part of Midwest voting common stock received in the merger is severable, resulting in a proportionally increased equity interest being received by other shareholders, the shareholders whose equity interests were deemed to be constructively increased may be treated as having received a taxable stock dividend.

A successful IRS challenge to the reorganization status of the merger and subsequent merger would result in shareholders recognizing taxable gain or loss with respect to each share of stock surrendered equal to the difference between the shareholder's adjusted tax basis in such shares and the fair market value, as of the effective time of the merger, of Midwest voting common stock received therefor. In such event, a shareholder's aggregate tax basis in Midwest voting common stock received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the transaction is completed.

Pursuant to Section 1.368-3(b) of the Regulations, the shareholders of First Wyoming may be required to file with their income tax returns for the year in which the merger is consummated, a statement which provides details pertinent to the nonrecognition of gain or loss arising from the merger and subsequent merger, including the cost or other basis of stock transferred in the merger and the fair market value of stock received in the merger. In addition, such shareholders will be required to retain permanent records of these facts.

Certain holders of First Wyoming common stock may be subject to backup withholding (currently at a rate of 28%) on amounts received pursuant to the merger. Backup withholding will not apply, however, to a First Wyoming shareholder who provides a correct taxpayer identification number, a certificate of foreign status and certain other required information, or comes within certain exempt categories and, in each case, complies with applicable certification requirements. In addition to being subject to backup withholding, if a First Wyoming shareholder does not provide Midwest (or the exchange agent) with his or her correct taxpayer identification number or a certificate of foreign status or other required information, the shareholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the shareholder’s U.S. federal income tax liability, provided that the shareholder furnishes certain required information to the IRS.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY OF THE TAX CONSEQUENCES OF THE MERGERS AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH OR ARE CONTINGENT ON, INDIVIDUAL CIRCUMSTANCES. MOREOVER, THE SUMMARY DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE MERGERS. ACCORDINGLY, EACH FIRST WYOMING SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME, REPORTING OR OTHER TAX CONSEQUENCES OF THE MERGERS TO THAT SHAREHOLDER.

RIGHTS OF DISSENTING SHAREHOLDERS

The following summary of appraisal rights available to First Wyoming common shareholders identifies and discusses information necessary to perfect appraisal rights. However, with respect to holders of First Wyoming common stock, this summary is not intended to be a complete statement of applicable Wyoming law and is qualified in its entirety by reference to §17-16-1301 through 17-16-1340 of the Wyoming Business Corporation Act, set forth in its entirety in Appendix B.

MIDWEST HAS CONDITIONED THE CLOSING OF THE MERGER, SUBJECT TO ITS RIGHT TO WAIVE, AND HAS RESERVED THE RIGHT TO ABANDON THE MERGER IN THE EVENT THAT HOLDERS OF GREATER THAN 2.5% OF THE OUTSTANDING COMMON SHARES OF FIRST WYOMING DISSENT AND SEEK PAYMENT FOR THEIR SHARES IN ACCORDANCE WITH APPROPRIATE LAW.

IN ORDER TO EXERCISE APPRAISAL OF DISSENTERS’ RIGHTS A FIRST WYOMING SHAREHOLDER MUST FULLY AND EXACTLY COMPLY WITH THE STATUTORY REQUIREMENTS DISCUSSED BELOW AND SET FORTH IN APPENDIX B. MIDWEST AND FIRST WYOMING URGE SHAREHOLDERS TO READ AND UNDERSTAND THIS DISCUSSION AND THE STATUTORY PROVISIONS ATTACHED AS APPENDIX B.

APPRAISAL RIGHTS (Dissenter Rights) – FIRST WYOMING

The following is a summary of appraisal rights available to First Wyoming common shareholders, which summary is not intended to be a complete statement of applicable Wyoming law and is qualified in its entirety by reference to Article 13 of the Wyoming Business Corporation Act ("WBCA"), which is set forth in its entirety as Appendix B.

Right to Dissent

First Wyoming shareholders are entitled to dissent from the merger and obtain payment of the fair value of their shares if and when the merger is effectuated. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective time of the merger, excluding any appreciation or depreciation in anticipation of the merger except to the extent that exclusion would be inequitable. Under Article 13 of the WBCA, a shareholder entitled to dissent and obtain payment for his, her or its shares may not also challenge the corporate action creating the right to dissent unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Under Section 7-16-1303(a) of the WBCA a record shareholder may assert dissenters' rights as to fewer than all shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights.

Section 7-16-1303(b) of the WBCA provides that a beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if (a) the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights and (b) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

First Wyoming will require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to First Wyoming that the beneficial shareholder has asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights.

Procedure for Exercise of Dissenters' Rights

The notice accompanying this proxy statement – prospectus states that shareholders of First Wyoming are entitled to assert dissenters' rights under Article 13 of the WBCA. A First Wyoming shareholder who wishes to assert dissenters' rights shall: (a) cause First Wyoming to receive before the vote is taken on the merger at the special meeting, written notice of the shareholder's intention to demand payment for the shareholder's shares if the merger is effectuated; and (b) not vote the shares in favor of the merger. A First Wyoming shareholder who does not satisfy the foregoing requirements will not be entitled to demand payment for his or her shares under Article 13 of the WBCA.

Dissenters' Notice

If the merger is approved at the special meeting, First Wyoming will send written notice to dissenters who are entitled to demand payment for their shares. The notice required by First Wyoming will be given no later than 10 days after the effective time and will: (a) state that the merger was authorized and state the effective time or proposed effective date of the merger, (b) set forth an address at which First Wyoming will receive payment demands and the address of a place where certificates must be deposited, (c) supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made, (d) set the date by which First Wyoming must receive the payment demand and certificates for shares, which date will not be less than 30 days nor more than 60 days after the date the notice is given, (e) state that if a record First Wyoming shareholder dissents with respect to the shares held by any one or more beneficial shareholders each such beneficial shareholder must certify to First Wyoming that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation of the ability to exercise dissenters' rights, and (f) be accompanied by a copy of Article 13 of the WBCA.

Procedure to Demand Payment

A shareholder who is given a dissenters' notice to assert dissenters' rights will, in accordance with the terms of the dissenters' notice, (a) cause First Wyoming to receive a payment demand (which may be a demand form supplied by First Wyoming and duly completed or other acceptable writing) and (b) deposit the shareholder's stock certificates. A shareholder who demands payment in accordance with the foregoing retains all rights of a shareholder, except the right to transfer the shares until the effective time, and has only the right to receive payment for the shares after the effective time. A demand for payment and deposit of certificates is irrevocable except that if the effective time does not occur within 60 days after the date set by First Wyoming by which it must receive the payment demand, First Wyoming will return the deposited certificates and release the transfer restrictions imposed. If the effective time occurs more than 60 days after the date set by First Wyoming by which it must receive the payment demand, then First Wyoming will send a new dissenters' notice. A First Wyoming shareholder who does not demand payment and deposit his or her First Wyoming share certificates as required by the date or dates set forth in the dissenters' notice will not be entitled to demand payment for his, her or its First Wyoming shares under Article 13 of the WBCA, in which case, pursuant to the merger agreement, he, she or it will receive cash consideration for each of his, her or its shares equal to the per share price received by non-dissenting shareholders.

Payment

At the effective time or upon receipt of a payment demand, whichever is later, First Wyoming will pay each dissenter who complied with the notice requirements referenced in the preceding paragraph, the First Wyoming estimate of the fair value of the dissenter's shares plus accrued interest. Payment shall be accompanied by an audited balance sheet as of the end of the most recent fiscal year of First Wyoming or, an audited income statement for that year, and an audited statement of changes in shareholders' equity for that year and an audited statement of cash flow for that year, as well as the latest available financial statements, if any, for the interim period, which interim financial statements will be unaudited. Payment will also be accompanied by a statement of the estimate by First Wyoming of the fair value of the shares and an explanation of how the interest was calculated, along with a statement of the dissenter's right to demand payment and a copy of Article 13 of the WBCA.

If Dissenter is Dissatisfied with Offer

If a dissenter disagrees with the First Wyoming payment or offer, such dissenter may give notice to First Wyoming in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made prior thereto, or reject the offer of First Wyoming and demand payment of the fair value of the shares and interest due if: (a) the dissenter believes that the amount paid or offered is less than the fair value of the shares or that the interest due was incorrectly calculated, (b) First Wyoming fails to make payment within 60 days after the date set by First Wyoming by which it must receive the payment demand or (c) First Wyoming does not return deposited certificates if the effective time is 60 days after the date set by First Wyoming by which the payment demand must be received by the shareholder asserting dissenter's rights. A dissenter waives the right to demand payment under this paragraph unless he or she causes First Wyoming to receive the notice referenced in this paragraph within 30 days after First Wyoming makes or offers payment for the shares of the dissenter, in which event, such dissenter will receive all cash for his or her First Wyoming shares in an amount equal to the amount paid or offered by First Wyoming.

Judicial Appraisal of Shares

If a demand for payment made by a dissenter as set forth above is unresolved, First Wyoming may, within 60 days after receiving the payment demand, commence a proceeding and petition a court to determine the fair value of the shares and accrued interest. If First Wyoming does not commence the proceeding within the 60 day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded. First Wyoming must commence any proceeding described above in the District Court of the County of Laramie, Wyoming. First Wyoming must make all dissenters whose demands remain unresolved parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Jurisdiction in which the proceeding is commenced is plenary and exclusive. One or more persons may be appointed by the court as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers will have the power described in the court order appointing them. The parties to the proceeding will be entitled to the same discovery rights as parties in other civil proceedings. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, to exceed the amount paid by First Wyoming, or for the fair value, plus interest, of a dissenter's shares for which First Wyoming elected to withhold payment.

Court and Counsel Fees

The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess the costs against First Wyoming; except that the court may assess costs against all or some of the dissenters, in the amount the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (a) against First Wyoming and in favor of the dissenters if the court finds that First Wyoming did not substantially comply with its obligations under the dissenter's rights statute, or (b) against either First Wyoming or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Article 13 of the WBCA. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters similarly situated, and that the fees for those services should not be assessed against First Wyoming, the court may award to such counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.

Any written notice required to be sent to First Wyoming by a First Wyoming shareholder electing to exercise his or her appraisal rights under Article 13 of the WBCA should be to Mark A. Oliver at the offices of First Wyoming, 205 Storey Boulevard, Suite 300, Cheyenne, WY 82009.

INFORMATION CONCERNING FIRST WYOMING

First Wyoming Capital Corporation (the “Company”) was incorporated in Wyoming on July 8, 2009, for the primary purpose of organizing a life insurance subsidiary. In July 2009, the Company raised $150,000 from an initial offering of 1,500,000 common shares. After the initial offering, the Company raised $750,000 from a private placement of 750,000 shares. On June 29, 2012, the Company completed an intrastate offering of its common shares, raising $9,645,025 from the sale of 1,929,005 common shares. The Company was in the development stage through 2011. The year 2012 was the first year during which it was considered an operating company.

First Wyoming Capital Corporation has a wholly owned subsidiary, First Wyoming Life Insurance Company (“First Wyoming Life”), domiciled in Wyoming. First Wyoming Life was incorporated on June 24, 2011 and initially capitalized with $400,000. Additional capital contributions of $3,600,000 were made during 2011. First Wyoming Life is a life insurance company and operates in the state of Wyoming. First Wyoming Life began issuing insurance policies on August 17, 2012.

On December 31, 2014, Rocky Mountain Capital Corporation (Rocky Mountain) was acquired by the Company. Rocky Mountain had 3,270,711 shares of outstanding stock prior to the merger valued at $0.23 per share. The Company’s stock was valued at $1.33 per share so for each share of Rocky Mountain stock they were converted at an exchange ratio of $0.17 per share. The Company’s common stock increased approximately 525,421 shares in the acquisition.

Rocky Mountain’s wholly owned subsidiary, United Sales Alliance Corporation, became a wholly owned subsidiary of the Company at the time of the merger. United Sales Alliance Corporation is a Colorado corporation that was organized on January 28, 2013 for the purpose of selling life insurance and related insurance products.

MARKET FOR FIRST WYOMING COMMON STOCK AND RELATED SECURITYHOLDER MATTERS

First Wyoming common stock is not listed or actively traded on any stock exchange or through security brokerage firms, and there is no over-the-counter trading activity. There have been no dividends paid since the inception of First Wyoming. The number of record holders of First Wyoming common stock is approximately 2,100.

FIRST WYOMING -- MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

The following discussion and analysis of the financial condition and results of operations of First Wyoming should be read in conjunction with its financial statements and the related notes beginning on page F-48 of this proxy statement – prospectus. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risk, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Critical Accounting Policies and Estimates

First Wyoming's accounting and reporting policies are in accordance with generally accepted accounting principles (GAAP) in the United States of America. Preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The following is an explanation of our accounting policies and the estimates considered most significant by management. These accounting policies inherently require significant judgment and assumptions and actual operating results could differ significantly from management’s estimates determined using these policies. First Wyoming believes the following accounting policies, judgments and estimates are the most critical to the understanding of its results of operations and financial position. A detailed discussion of significant accounting policies is provided in this report in "Note 1 — Nature of Business and Significant Accounting Policies" in the Notes to First Wyoming's Consolidated Financial Statements included in this proxy statement – prospectus.

Valuation of Investments

First Wyoming has investments in development stage entities. These equity securities approximate carrying value and are invested in privately-held holding companies. These securities have no active trading. The fair value for these securities is determined through the use of unobservable assumptions about market participants. These companies are regularly bringing new investors into their entities at or above the prices paid by First Wyoming. Accordingly, First Wyoming has asserted that a willing market participant would purchase the security for the same price as it paid until such time as the development stage company commences operations.

First Wyoming has a policy and process in place to identify securities that could potentially have an impairment that is other-than-temporary. The assessment of whether impairments have occurred is based on a case-by-case evaluation of underlying reasons for the decline in fair value. First Wyoming considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings and whether First Wyoming intends to sell a security or it is more likely than not that First Wyoming would be required to sell a security prior to the recovery of the amortized cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If First Wyoming intends to sell a security or it is more likely than not that First Wyoming would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. As it relates to debt securities, if First Wyoming does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that First Wyoming would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. First Wyoming recognizes the credit loss portion through earnings in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting First Wyoming’s good faith, best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

Deferred Acquisition Costs

Incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by First Wyoming had the contract acquisition not occurred, are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense.

Value of Business Acquired

Value of business acquired (VOBA) represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. At least annually, a review is performed of the models and the assumptions used to develop expected future profits, based upon management’s current view of future events. VOBA is reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. Management’s view primarily reflects First Wyoming’s experience but can also reflect emerging trends within the industry. Short-term deviations in experience affect the amortization of VOBA in the period, but do not necessarily indicate that a change to the long-term assumptions of future experience is warranted. If it is determined that it is appropriate to change the assumptions related to future experience, then an unlocking adjustment is recognized for the block of business being evaluated. Certain assumptions, such as interest spreads and surrender rates, may be interrelated. As such, unlocking adjustments often reflect revisions to multiple assumptions. The VOBA balance is immediately impacted by any assumption changes, with the change reflected through the statements of comprehensive income as an unlocking adjustment in the amount of VOBA amortized. These adjustments can be positive or negative with adjustments reducing amortization limited to amounts previously deferred plus interest accrued through the date of the adjustment.

In addition, First Wyoming may consider refinements in estimates due to improved capabilities resulting from administrative or actuarial system upgrades. First Wyoming considers such enhancements to determine whether and to what extent they are associated with prior periods or simply improvements in the projection of future expected gross profits due to improved functionality. To the extent they represent such improvements, these items are applied to the appropriate financial statement line items in a manner similar to unlocking adjustments.

VOBA is also reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. If it is determined from emerging experience that the premium margins or gross profits are less than unamortized deferred acquisition costs, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period.

Goodwill and Intangibles

Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of its net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred.

First Wyoming performed the first step of the goodwill quantitative analysis to determine if the fair value of any reporting unit was in excess of the carrying value. As of December 31, 2014, the fair value of each of First Wyoming’s reporting units exceeded the carrying value of the net assets assigned to that unit; therefore First Wyoming was not required to perform further testing for impairment. Management's determination of the fair value of each reporting unit incorporates peer company price to earnings multiples and assumptions that market participants would make in valuing the reporting unit. Other assumptions can include levels of economic capital, future business growth, and earnings projections.

First Wyoming assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

First Wyoming compared the carrying value of its identifiable indefinite-lived intangible assets to the sum of the future discounted cash flows. As of December 31, 2014, the sum of the future discounted cash flows exceeded the carrying value of the indefinite-lived intangible assets. The assumptions and estimates used to determine future values are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in First Wyoming’s business strategy and its revenue forecasts.

Reinsurance

In the normal course of business, First Wyoming seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. First Wyoming generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish our primary liability under the policies written. Therefore, First Wyoming regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establish allowances for uncollectible reinsurance recoverable as appropriate.

Future Policy Benefits

First Wyoming establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by using a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables. Such liabilities are reviewed quarterly by an independent consulting actuary.

Income Taxes

Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. First Wyoming has no uncertain tax positions that it believes are more-likely-than not that the benefit will not to be realized.

Recognition of Revenues

Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

New Accounting Standards

A detailed discussion of new accounting standards is provided in Note 1 — Nature of Operations and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Results of Operations for the Three Months Ended June 30, 2015 Compared to the Three Months Ended June 30, 2014

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes appearing elsewhere in this report.

Cautionary Note Regarding Forward-Looking Statements

Except for certain historical information contained herein, this discussion contains certain statements that may be considered "forward-looking statements.". All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of revenues, earnings, cash flows, capital expenditures, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed acquisition plans, new services, or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Words such as "believe," "may," "could," "expects," "hopes," "estimates," "projects," "intends," "anticipates," and "likely," and variations of these words, or similar expressions, terms, or phrases, are intended to identify such forward-looking statements. Forward-looking statements are inherently subject to risks, assumptions, and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Item 1A. Risk Factors," along with any supplements in Part II below.

All such forward-looking statements speak only as of the date of this proxy statement – prospectus. Readers are cautioned not to place undue reliance on such forward-looking statements. First Wyoming expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

Overview

First Wyoming Capital Corporation., a Wyoming corporation, (“we”, “us”, “our”, “First Wyoming”) was incorporated on July 8, 2009, for the primary purpose for the primary purpose of organizing a life insurance subsidiary. We presently conduct our operating business through our wholly owned subsidiary, First Wyoming Life Insurance (“First Wyoming Life”). Since our inception, we have raised approximately $10.5 million through sales of shares of our common stock. On June 24, 2011, First Wyoming Life was incorporated and initially capitalized with $400,000. An additional capital contribution of $3,600,000 was made during 2011. First Wyoming Life began issuing business on August 17, 2012. Capital and surplus of First Wyoming Life as of June 30, 2015 was $3.1 million. When First Wyoming Life commenced operations in August 2012, it began to receive premium income from the sales of life insurance.

Consolidated Results of Operations – Three Months Ended June 30, 2015

Unless the context indicates otherwise, the discussion below compares the three months ended June 30, 2015 to the like period in 2014.

Insurance revenues are primarily generated from premium revenues and investment income. Insurance revenues for the three months ended June 30, 2015 and 2014 are summarized in the table below.

	Three months ended June 30,
	2015	2014
Premiums	$107,570	$107,503
Investment income, net of expenses	32,749	32,338
Net realized gains on investments	(14,311)	(14,128)
Miscellaneous Income	100	-
	$126,108	$125,713

Premium revenue: There were no significant changes in premium revenue or investment income, net of expenses.

Expenses are summarized in the table below:

	Three months ended June 30,
	2015	2014
Death and other benefits	$9,182	$54,430
Increase in benefit reserves	16,958	18,288
Amortization of deferred acquisition costs	24,038	31,499
Salaries and benefits	144,868	149,605
Other operating expenses	192,819	122,427
	$387,865	$376,249

Death and other benefits: In 2014, there was a one-time claim for $208,000 which had reinsurance coverage of $168,000 for a net claim of $40,000. Included in death and other benefits are claims, surrenders and interest credited on deposit-type contracts.

Increase in benefit reserves: The slight decrease was due to a decline in new business for 2015 offset by an increase in surrenders.

Amortization of deferred acquisition costs: The small decrease in amortization was due to a small decline in new business written and acquisition costs deferred.

Salaries and benefits: The small decrease was due to higher officer costs in 2014 offset by lower marketing costs.

Other expenses: The increase was primarily due to legal fees related to assessing and analyzing the needs of First Wyoming Life to comply with a Wyoming statute that required significant cost increases in order to be in compliance with it, as well as the proposed acquisition of First Wyoming by Midwest. Included in other operating expenses are Third Party Agreement (TPA) fees between First Wyoming and Midwest. The State of Wyoming has a statute that requires the functions of accounting, underwriting and various other administrative activities to be completed in a physical office in Wyoming. When we were incorporated in 2009 we obtained approval from the State to enter into a TPA agreement with Midwest for those administrative services due to the costs associated with setting up a home office in the State at that time. In the beginning of 2015, the Wyoming insurance regulators decided to move up the compliance with the statute by First Wyoming Life to require us to set up a physical office in the State. Legal counsel was engaged to review several associated legal issues.

Net Loss: The increase in net loss year-to-date was primarily attributable to lower revenue, including a decline in premium revenue and increased expenses related to legal fees.

Consolidated Results of Operations – Six Months Ended June 30, 2015

Unless the context indicates otherwise, the discussion below compares the six months ended June 30, 2015 to the like period of 2014.

Revenues.

Insurance revenues are summarized in the table below.

	Six months ended June 30,
	2015	2014
Premiums	$222,586	$247,434
Investment income, net of expenses	68,764	79,511
Net realized gains (losses) on investments	(23,379)	(13,836)
Miscellaneous income	100	-
	$268,071	$313,109

Premium revenue: Premium revenue declined due primarily to the accounting treatment for renewal premiums on our Accumulator Product as well as slowdowns in new business. We recognize 100% of the first year payments received for our Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as a deposit to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on our other insurance products are recognized as earned when due. Production of new life premium slowed during 2015 because of changes in field management that delayed product sales. Additionally, it has been difficult to seek and recruit in some areas of the state. Management continues to seek new ways to penetrate what is at best a limited market due to the small population size of the State.

Investment income, net of expenses: The components of net investment income were as follows:

	Six months ended June 30,
	2015	2014
Fixed maturities	$72,514	$82,665
Cash and short-term investments	-	96
	72,514	82,761
Less investment expenses	(3,750)	(3,250)
	$68,764	$79,511

The decrease was primarily due to a decline in the size of our investment portfolio and a slight increase in costs.

Net realized gains on investments: The decrease was due to losses on our fixed maturities in 2015 as interest rates continued to rise.

Expenses.

Expenses are summarized in the table below:

	Six months ended June 30,
	2015	2014
Death and other benefits	$12,825	$56,144
Increase in benefit reserves	28,279	105,866
Amortization of deferred acquisition costs	30,611	63,760
Salaries and benefits	305,155	286,651
Other operating expenses	328,655	221,148
	$705,525	$733,569

Death and other benefits: In 2014, there was a one-time claim for $208,000 which had reinsurance coverage of $168,000 for a net claim of $40,000. Included in death and other benefits are claims, surrenders and interest credited on deposit-type contracts.

Increase in benefit reserves: The decrease was due to a significant decline in new business offset by an increase in surrenders.

Amortization of deferred acquisition costs: The decrease was due to a decline in new business written and acquisition costs deferred.

Salaries and benefits: The increase was primarily related to an increase of officer salaries offset by lower marketing expenses.

Other expenses: The increase was primarily due to legal fees related to assessing and analyzing the needs of First Wyoming Life to comply with a Wyoming statute that required significant cost increases in order to be in compliance with it, as well as the proposed acquisition of First Wyoming by Midwest. Included in other operating expenses are Third Party Agreement (TPA) fees between First Wyoming and Midwest. The State of Wyoming has a statute that requires the functions of accounting, underwriting and various other administrative activities to be completed in a physical office in Wyoming. When we were incorporated in 2009 we obtained approval from the State to enter into a TPA agreement with Midwest for those administrative services due to the costs associated with setting up a home office in the State at that time. In the beginning of 2015, the Wyoming insurance regulators decided to move up the compliance with the statute by First Wyoming Life to require us to set up a physical office in the State. Legal counsel was engaged to review several associated legal issues.

Net Loss: The increase in net loss year-to-date was primarily attributable to lower revenue, including a decline in premium revenues and increased expenses related to salaries and legal fees.

Investments

Our overall investment philosophy is reflected in the allocation of our investments. We emphasize investment grade debt securities, policy loans, and other investments. The following table shows the carrying value of our investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of June 30, 2015 and December 31, 2014.

	June 30, 2015		December 31, 2014
		Percent of		Percent of
	Carrying Value	Total	Carrying Value	Total
Fixed maturity securities:
U.S. Treasury security	$202,984	4.3%	$204,656	4.1%
Municipal securities	1,057,772	22.6	1,184,350	23.4
Foreign corporate securities	117,857	2.5	118,972	2.4
Domestic corporate securities	2,907,965	62.4	3,163,314	62.7
Total fixed maturity securities	4,286,578	91.8	4,671,292	92.6
Equity securities	25,000	0.50	-	-
Cash and cash equivalents	360,216	7.7	376,309	7.4
Total	$4,671,794	100%	$5,047,601	100%

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of June 30, 2015 and December 31, 2014. The ratings categories are those of Standard & Poor’s Financial Services, LLC.

	June 30, 2015		December 31, 2014
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$202,984	4.7%	$204,656	4.4%
AA	935,151	21.8	1,206,338	25.8
A	1,476,436	34.4	2,238,292	47.9
BBB	1,244,875	29.0	738,030	15.8
Total investment grade	3,859,446	90.0	4,387,316	93.9
BB and other	427,132	10.0	283,976	6.1
Total	$4,286,578	100%	$4,671,292	100%

In our fixed maturing portfolio, 90.0% and 93.9% of all of those securities were investment grade as of June 30, 2015 and December 31, 2014, respectively. Due to the low interest rate environment, we have invested in bonds with “A” or “BBB” ratings.

Market Risks of Financial Instruments

We hold a portfolio of investments that primarily includes cash and bonds. Each of these investments is subject to market risks that can affect their return and their fair value. A majority of the investments are fixed maturity securities including debt issues of corporations, U.S. Treasury securities, or securities issued by government agencies. The primary market risks affecting the investment portfolio are interest rate risk, credit risk, and equity risk.

Interest Rate Risk

Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

We attempt to mitigate our exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit Risk

We are exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. We manage our credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the sale of common stock. Our operations have not been profitable and have generated significant operating losses since we were incorporated in 2009.

Aside from raising capital, which has funded the vast majority of our operations, premium income, deposits to policyholder account balances, and investment income are the primary sources of funds while withdrawals of policyholder account balances, investment purchases, policy benefits in the form of claims, and operating expenses are the primary uses of funds. To ensure we will be able to pay future commitments, the funds received as premium payments and deposits are invested in primarily fixed income securities. Funds are invested with the intent that the income from investments, plus proceeds from maturities, will in the future meet our ongoing cash flow needs. The approach of matching asset and liability durations and yields requires an appropriate mix of investments. Our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs. Cash flow projections and cash flow tests under various market interest scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds into 2016.

Net cash used by operating activities was $392,115 for June 30, 2015. The primary uses of cash from operating activities were from payments of liabilities. Net cash provided by investing activities was $226,683. The primary source of cash was from sales of available for sale securities. Offsetting this source of cash was our purchases of investments in available-for-sale securities. Net cash provided by financing activities was $149,339. The primary source of cash was receipts on deposit-type contracts.

At June 30, 2015, we had cash and cash equivalents totaling $360,216. We believe that our existing cash and cash equivalents will be sufficient to fund the anticipated operating expenses and capital expenditures through at least mid-2016.

Impact of Inflation

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. We attempt, in establishing premiums, to anticipate the potential impact of inflation. If, for competitive reasons, premiums cannot be increased to anticipate inflation, this cost would be absorbed by us. Inflation also affects the rate of investment return on the investment portfolio with a corresponding effect on investment income.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2013

Results of Operations – Year Ended December 31, 2014

Unless the context requires otherwise, the discussion below compares the year ended December 31, 2014 to the year ended December 31, 2013.

Insurance revenues are summarized in the table below.

	Year Ended December 31,
	2014	2013
Premiums	$374,478	$756,509
Investment income, net of expenses	148,434	127,020
Net realized gains on investments	(33,254)	64,499
	$489,658	$948,028

Premium revenue: Premium revenue for 2014 declined due primarily to the accounting treatment for renewal premiums on our Accumulator Product as well as slowdowns in new business produced in 2014. We recognize 100% of the first year payments received for our Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on our other insurance products are recognized as earned when due. Production of new life premium slowed during 2014 because regulatory approval of new life insurance products took an extraordinary amount of time, as well as changes in field management that delayed product sales.

Investment income, net of expenses: The components of net investment income for 2014 and 2013 were as follows:

	Year Ended December 31,
	2014	2013
Fixed Maturities	$154,835	$143,459
Cash and short-term investments	99	1,424
	154,934	144,883
Less investment expenses	(6,500)	(17,863)
	$148,434	$127,020

The increase was primarily due to interest income on expanded investment activity and a decrease in the investment expenses.

Net realized gains on investments: The decrease was due to losses on fixed maturities due to interest rates starting to rise.

Expenses are summarized in the table below.

	Year Ended December 31,
	2014	2013
Death and other benefits	$6,400	$59,404
Increase in benefit reserves	139,279	322,454
Amortization of deferred acquisition costs	103,778	53,976
Salaries and benefits	576,597	554,578
Other operating expenses	650,682	417,946
	$1,476,736	$1,408,358

Death and other benefits: Death benefits decreased significantly due to a one-time claim of $40,000 in 2013 as well as a decrease in accrued claims of $17,000 due to the decrease in pending claims and twelve month analysis of claims incurred.

Increase in benefit reserves: The decrease in benefit reserves reflected the decline in new business for 2014; also, the change in reserves in 2013 was higher due to the first full year of issuing business.

Amortization of deferred acquisition costs: The increase in the amortization was a result of the deferred acquisition costs in 2013 that were being amortized in 2014.

Salaries and benefits: The significant increase in 2014 primarily related to the increase in payroll allocated to us starting in December 2013.

Other expenses: Our other operating expenses during 2014 increased significantly compared to 2013 due to the Rocky Mountain Capital Corporation Acquisition acquisition-related expenses of $223,312. Included in other operating expenses are Third Party Agreement (TPA) fees between us and Midwest Holding Inc.

Net Loss: The significant increase in net loss year-to-date was primarily attributable to lower revenue, including a decline in premium revenue, increased expenses, and by the costs associated with the acquisition of Rocky Mountain Capital Corporation.

Investments

Our overall investment philosophy is reflected in the allocation of our investments. We emphasize investment grade debt securities, policy loans, and other investments. The following table shows the carrying value of our investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Carrying	Percent of	Carrying	Percent of
	Value	Total	Value	Total
Fixed maturity securities:
U.S. Treasury security	$204,656	4.1%	$207,984	3.9%
Municipal securities	1,184,350	23.5	315,474	5.9
Foreign corporate securities	118,972	2.4	171,926	3.2
Domestic corporate securities	3,163,314	62.5	3,833,418	71.1
Total fixed maturity securities	4,671,292	92.5	4,528,802	84.1
Equity Securities	-	-	10,000	0.2
Cash and cash equivalents	376,309	7.5	842,817	15.7
Total	$5,047,601	100.0%	$5,381,619	100.0%

Increases in fixed maturity securities primarily resulted from additional purchases made during 2014.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of December 31, 2014 and 2013. The ratings categories are those of Standard & Poor’s Financial Services, LLC.

	December 31, 2014		December 31, 2013
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$204,656	4.4%	$207,984	4.6%
AA	1,206,338	25.8	708,867	15.7
A	2,238,292	47.9	2,926,904	64.6
BBB	738,030	15.8	576,290	12.7
Total investment grade	4,387,316	93.9	4,420,045	97.6
BB and other	283,976	6.1	108,757	2.4
Total	$4,671,292	100.0%	$4,528,802	100.0%

Of our fixed maturity securities, 93.9% and 97.6% of all of these securities were investment grade as of December 31, 2014 and December 31, 2013, respectively. Due to the low interest rate environment, we have invested in bonds with “A” or “BBB” ratings.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the sale of common stock. Our operations have not been profitable and have generated significant operating losses since we were incorporated in 2009. We expect significant losses for several years.

Aside from raising capital, which has funded the vast majority of our operations, premium income, deposits to policyholder account balances, and investment income are the primary sources of funds while withdrawals of policyholder account balances, investment purchases, policy benefits in the form of claims, and operating expenses are the primary uses of funds. To ensure we will be able to pay future commitments, the funds received as premium payments and deposits are invested in primarily fixed income securities. Funds are invested with the intent that the income from investments, plus proceeds from maturities, will in the future meet our ongoing cash flow needs. The approach of matching asset and liability durations and yields requires an appropriate mix of investments. Our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs. Cash flow projections and cash flow tests under various market interest scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds for 2015.

Net cash used in operating activities was $763,597 for 2014. The primary sources of cash from operating activities were primarily due to the amounts receivable from reinsurers. The primary uses of cash from operating activities were from payments of commissions to agents and settlement of policy liabilities. Net cash used in investing activities was $82,093. The primary source of cash was from sales of available for sale securities. Offsetting this source of cash was our purchases of investments in available-for-sale securities. Net cash provided by financing activities was $379,182. The primary source of cash was receipts on deposit-type contracts and issuance of common stock upon acquisition of Rocky Mountain Capital Corporation.

At December 31, 2014, we had cash and cash equivalents totaling $376,309.

Impact of Inflation

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. We attempt, in establishing premiums, to anticipate the potential impact of inflation. If, for competitive reasons, premiums cannot be increased to anticipate inflation, this cost would be absorbed by us. Inflation also affects the rate of investment return on the investment portfolio with a corresponding effect on investment income.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

RELATED PARTY TRANSACTIONS – FIRST WYOMING

Mark Oliver is the Chief Executive Officer of both Midwest and First Wyoming and there are common members of each company’s Board of Directors.

First Wyoming entered into third party administrative (“TPA”) services agreements effective June, 2013 with Midwest. Services provided include back-office accounting and policy administration. Total fees paid to Midwest amounted to $76,703 and $43,500 for 2013 and 2014, respectively. Payments for the first six months of 2015 were $43,512.

INFORMATION CONCERNING MIDWEST

General Information

Midwest Holding Inc., a Nebraska corporation, ("Midwest") was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. Midwest began conducting its life insurance business in 2009 through its wholly owned subsidiary, American Life & Security Corp. ("American Life"). In addition to American Life, as of the date of this proxy statement – prospectus, Midwest directly or indirectly owns or has interests in the following entities:

●	Great Plains Life Assurance Company, a South Dakota corporation -- wholly owned;
●	Capital Reserve Life Insurance Co., a Missouri domiciled life insurance company -- wholly owned;
●	New Mexico Capital Corp. -- 12.9% ownership;
●	Northwest Financial Corp. – 14.3% ownership;
●	Pacific Northwest Capital Corp. -- 22.4% ownership; and
●	First Wyoming Capital Corporation -- 22.3% ownership.

The principal executive offices for Midwest and its subsidiaries are at 2900 S. 70th Street, Suite 400, Lincoln, NE 68506, phone number is (402) 489-8266.

Development of our Business

Since Midwest's inception, it has raised approximately $18.0 million through sales of shares of voting common stock and non-voting convertible preferred stock in several private placements and an intrastate offering in the State of Nebraska. Each of these sales of stock was intended primarily to provide capital for its financial services operations.

Midwest was a development stage company until American Life commenced its insurance operations in 2009. Midwest has incurred significant net losses since inception totaling approximately $22.0 million through June 30, 2015. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. Midwest expects to continue to incur significant operating losses until it achieves a volume of in-force life insurance policies that provides premiums that are sufficient to cover its operating expenses.

In 2009, American Life was issued a certificate of authority to conduct life insurance business in the state of Nebraska. Capital and surplus contributed to American Life was approximately $9.6 million as of the end of 2014, capital and surplus of American Life at that date was approximately $2.4 million. At December 31, 2014 and 2013, American Life generated approximately $2.9 million and $3.0 million in premium revenue, respectively.

On June 20, 2010, American Life acquired Capital Reserve in exchange for a cash payment of approximately $1.9 million. This transaction added approximately a like amount of assets to American Life. Further, with the insurance charters acquired from Capital Reserve, Midwest obtained access to additional markets in Missouri and Kansas.

In 2011, Midwest acquired all of the issued and outstanding capital stock of Old Reliance Insurance Company ("Old Reliance"), an Arizona-domiciled life insurance company. American Life merged into Old Reliance following the purchase, with the survivor changing its name to American Life & Security Corp. and domiciled in Arizona. In the transaction, the sole shareholder of Old Reliance received: (i) approximately $1.6 million in cash, (ii) $500,000 in the form of a surplus debenture issued by American Life, and (iii) 150,000 shares of our voting common stock ($750,000 fair value).

During the third quarter of 2011, Midwest obtained control of an entity, Security Capital Corporation (Security Capital), an Arkansas corporation. Security Capital was a development stage company that had not conducted operations apart from raising capital. Security Capital was acquired by Midwest on August 5, 2014, through a share exchange described below.

In August 2011, Midwest acquired a controlling interest ownership of Hot Dot, Inc. (Hot Dot), a company organized in August 2011 to develop, manufacture, and market the Hot Dot Alert Patch. From its inception, the operating results of Hot Dot were consolidated with those of Midwest, due to Midwest’s control of the Board of Directors. During the third quarter of 2011, Hot Dot purchased certain assets of IonX Capital Holding Inc. On September 12, 2012, Hot Dot repurchased 1,000,000 shares of its stock from Midwest for a purchase price of $750,000. As a result of the stock repurchase by Hot Dot, Midwest ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. In October 2014, Hot Dot repurchased Midwest’s 1,500,000 remaining shares of stock for $775,000.

Midwest commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each client, generate fee income for Midwest. Services provided vary based on the respective needs of the client and can include some or all aspects of back-office accounting and policy administration. Midwest has been able to perform its TPA services using its existing in-house resources.

During the first quarter of 2012, Midwest purchased additional shares of Great Plains after earlier acquiring a small interest. In 2012 and 2013, Midwest increased its ownership in Great Plains to 24.5% as of December 31, 2012. As a result of the Company’s ability to significantly influence the operations of Great Plains, Midwest began consolidating Great Plains during the fourth quarter of 2012. Great Plains was acquired by Midwest on August 5, 2014, through a share exchange as described below.

On February 20, 2013, Midwest commenced a private placement offering under Regulation D of the Securities Act of 1933. Sales were made in Units, with each Unit consisting of 50 shares of voting common stock and one detachable warrant to purchase ten shares of common stock at an exercise price of $6.50 per share exercisable through December 31, 2016 for gross proceeds of $353,700. This offering ended October 31, 2013. A total of 58,950 shares of voting common stock and 11,790 warrants were sold in the offering.

On November 25, 2013, Midwest entered into Plan and Agreement of Exchange (the “Exchange Agreement”) with Great Plains and Security Capital in order to acquire the outstanding shares of each company held by their shareholders (other than those shares already held by Midwest.) Under the Exchange Agreement with Great Plains, the Great Plains shareholders received approximately 1.298 shares of Midwest voting common stock for each share of Great Plains common stock held by the Great Plains shareholders. The Security Capital shareholders received approximately 0.162 shares of Midwest voting common stock for each share of Security Capital common stock held. The Exchange Agreement was consummated on July 21, 2014. On August 5, 2014, Great Plains and Security Capital were merged into Midwest. Great Plains’ wholly owned subsidiary, Great Plains Life, along with any remaining assets of Great Plains and Security Capital were transferred to Midwest. Great Plains Life was contributed to American Life via a surplus contribution and became a wholly owned subsidiary of American Life.

During the first quarter of 2014, Midwest purchased additional shares of Pacific Northwest Capital Corporation (PNC) which increased Midwest’s ownership to 22.4%, and it requires Midwest to change its method of carrying the investment from cost to equity.

On May 9, 2014, American Life entered into a Purchase Option Agreement with an unrelated company whereby the unrelated company paid American Life the sum of $25,000 in consideration for the option and first right of refusal to acquire all of the outstanding capital stock of Capital Reserve. Under terms of this agreement, the purchase price for the outstanding capital stock of Capital Reserve will be the capital and surplus of Capital Reserve as reflected on the most recent statutory financial statement filed with regulatory authorities prior to the notice of intent to exercise, plus $50,000. This agreement was set to expire on May 31, 2015; however, on February 11, 2015, it was extended through December 31, 2015. In consideration, the potential purchaser posted an additional $10,000 escrow payment.

In May, 2014, Midwest commenced a private offering of a newly-created class of preferred shares (Series B preferred stock) at $6.00 per share. The Series B shares are non-cumulative, non-voting and convertible to common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The offering was terminated in September 2014. A total of 102,669 shares of preferred stock were sold for total gross proceeds of $616,012.

Life Insurance

General

American Life, as it exists today, is the product of the August 2011 merger of Old Reliance and American Life and the contribution of Great Plains Life in 2014. Organized in 1960, Old Reliance primarily focused on the sale of final expense or burial products which typically are small face amount policies with limited underwriting. American Life historically did not offer similar products and instead focused on the sale of its American Accumulator product (a multi-benefit life insurance policy) and its Future Cornhusker Plan (a single premium term life product for children), as described below. The final expense and burial products have been offered by Old Reliance through a small network of independent agents in the southwest United States. Sales over the past five years have been nominal as the Company lacked the capital and surplus to support broad sales of the products. Following the acquisition by and merger with American Life, these final expense and burial products were withdrawn due to concerns regarding persistency and potential claims.

American Life underwrites and markets life insurance products within the State of Nebraska, but is licensed in 14 states. American Life is required to comply with the insurance laws of its state of domicile, Arizona. Management is seeking to domesticate American Life in Nebraska. Great Plains Life underwrites and markets life insurance products within South Dakota and is domiciled in that state. Over time, First Wyoming may apply with other state insurance departments in order to obtain certificates of authority to market life insurance products in those states.

Some of the agents who were engaged by Midwest to sell shares of voting common stock in its intrastate offering were cross-trained by American Life to act as agents for its insurance business. The recruiting, training and hiring of captive agents (agents who sell only American Life and Great Plains Life’s products) is expected to be a continuous process for American Life and Great Plains Life.

Additionally, because of management's significant experience in the international market, Midwest intends to pursue the international market for U.S. dollar denominated ordinary life policies. Management has negotiated a marketing agreement with a foreign based general agency to offer U.S. dollar denominated ordinary life products available to select foreign nationals, beginning with the countries of Argentina and Bolivia. This product, the “Gold Standard,” is specifically designed for the international market and contains numerous benefit limitations for causes of death not anticipated in normal underwriting. Management expects the average premium of such policies to be $3,000 to $4,000 and the average face amount less than $150,000. All premium and benefits are to be paid in U.S. dollars drawn on U.S. banks. Due to limitations on the expatriation of U.S. dollars imposed by several South American governments since 2012, our entry into these markets has been slowed. Management remains confident that the Company can effectively market its products in the future to persons who reside in these countries.

Type of Policies

American Life initially offered two insurance products, the “American Accumulator”, which is a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity and the “Future Cornhusker Plan”, which is a single premium term life product offered for children aged three months to 15 years. The Future Cornhusker is available in annual premium amounts of $125 or $250 and carries an initial face amount of $5,000 or $10,000. The American Accumulator is sold in annual premium units of $2,000. The average annual premium is approximately $2,000 with an average face amount of $66,000. Premiums may be higher based upon the age and health of the insured. Great Plains Life sells a product similar to the “American Accumulator” called the “Great Plains Life Accumulator.”

Three new products were developed in the last quarter of 2014: (i) the “Accelerator”, which is a non-participating whole life insurance policy with guaranteed level death benefits and premiums; (ii) the “American Protector”, which is a 7-pay non-participating whole life insurance policy with modified death and premiums; and (iii) the “Accumulator X”, which is a 10-pay non-participating whole life insurance policy with modified death benefit and premiums. The Accelerator premiums vary according to issue age, gender, and smoking classification with a minimum face amount of $25,000. The American Protector premiums are payable for seven years, during which time the face amount remains level. After the seven years the policy face amount gradually decreases to the ultimate amount which is equal to 50% of the issued policy face amount. Annual premiums per unit are $1,000 with a minimum of ½ a unit and maximum of 10 units. The Accumulator X premiums are payable for ten years, during which time the policy face amount remains level. After ten years, the policy face amount gradually decreases to the ultimate amount which is equal to 50% of the issued policy face amount. Annual premiums per unit are $1,000 with a minimum of ½ a unit and maximum of 10 units.

Product Pricing

The current products of Midwest offered for sale in the U.S. have been approved by the appropriate insurance regulatory authorities and incorporate the following features:

●	Provide a competitively priced product to the insurance consumer;
●	Provide sufficient gross margins based upon achieving projected levels of volume to allow the insurance subsidiary to achieve operating profits comparable to the life insurance industry as a whole; and
●	Provide sufficient first year and renewal commission structures necessary to attract and retain career-oriented insurance agents.

All products have been developed by using the services of an independent qualified consulting actuary, Miller and Newberg of Kansas City, Missouri. In addition to product development, Miller and Newberg serve as American Life and Great Plains Life’s Valuation Actuary.

Underwriting Standards

Underwriting guidelines have a direct impact on the operating results of American Life and Great Plains Life. If the underwriting standards that are established are not adequate, desired operating results will not be realized. Generally, when underwriting standards are less restrictive, more mortality claims will result and vice versa. Underwriting standards have a direct impact on the pricing structure of a product. The less restrictive the underwriting standards, the higher the product needs to be priced in order to allow for higher incidence of mortality. This higher incidence of mortality is also reflected in greater policy reserves being established.

American Life and Great Plains Life have established similar underwriting guidelines consistent with their products’ pricing structure. The companies utilize information from the application and, in some cases, telephone interviews with applicants, inspection reports, doctors’ statements and/or medical examinations to determine whether a policy should be issued in accordance with the application, with a different rating, with a rider, with reduced coverage or rejected. In addition to an applicant’s medical history, the companies also consider other factors such as financial profile, foreign travel, vocations and alcohol, drug and tobacco use. Requests for coverage are reviewed on their merits and a policy is not issued unless the particular risk has been examined and approved by our underwriters. The companies’ consulting actuary and reinsurers assist the insurance subsidiaries in establishing their underwriting standards. American Life and Great Plains Life’s underwriting is performed by its third party administrator, Midwest.

Marketing

New insurance sales agents are recruited through referrals from shareholders, newspaper advertisements, and solicitation through the use of on-line job sites. Each potential candidate must complete a three interview process. If hired to sell insurance, the candidate must complete a 40 hour training course conducted by a third party as well as pass the respective state examination. Once licensed, each agent must complete a week long product and sales training class. Following course completion, each agent has a training week where his or her manager will work side by side with the agent by conducting sales meetings. The average turnover rate of our agents since Midwest began writing insurance business is approximately 20% per year.

The products developed by American Life and Great Plains Life were marketed initially by those agents cross-trained to market insurance products after selling shares of stock in intrastate offerings. When agents were recruited to sell stock in connection with the earlier intrastate public offerings, they were required to complete a similar company training program and compliance course. They also were required to be licensed by Nebraska and South Dakota under applicable state securities laws and were required to spend time in the field with their managers prior to engaging in any sales activity on their own.

The recruiting, hiring and training process is ongoing for American Life and Great Plains Life.

The insurance products of Midwest’s insurance subsidiaries are marketed using a personal, face-to-face marketing concept. Our insurance agents use the shareholder base of Midwest and Great Plains and their referrals as potential clients for life insurance products.

American Life also pursues the U.S. Dollar-denominated life insurance market in Latin America. The products offered are ordinary whole life that are designed specifically for that market. Due to limitations on the expatriation of U.S. dollars imposed by several South American governments since 2012, American Life’s entry into these markets has been slowed. Management remains confident that the Company can effectively market its products in the future to persons who reside in these countries.

If, and when, American Life and Great Plains Life enter the interest-sensitive and universal life markets, they would not use their captive agents to market such products. Generally, these are sophisticated products which require a unique ability to market. Accordingly, if American Life and Great Plains Life choose to enter this market, they would develop an independent agent distribution system using independent marketing agencies that have the experience and ability to market these products. However, American Life and Great Plains Life would not enter this market segment unless they would expect to do so profitably. Neither company has plans to enter into this market segment at the present time.

Operating Results

There are certain factors unique to the life insurance business in which Midwest operates which have an adverse effect on our operating results. One factor is that the cost of putting a new policy in force is usually greater than the first year’s policy premium, and, accordingly, in the early years of a young life insurance company, these initial costs and the required provisions for reserves have an adverse effect on operating results. American Life and Great Plains Life, as is common among unseasoned life insurance companies, are expected by Midwest to continue to operate at losses for a number of years because of the substantial costs of writing new life insurance. The aggregate cost of writing new life insurance includes such significant, nonrecurring items such as first year commissions, medical and investigation expenses, and other expenses incidental to the issuance of new policies, together with the initial reserves required to be established. For our ordinary life products, the costs to cover expenses and the policyholder liability that must be set up at policy issuance exceed the first year premium by approximately 39%, while there is no excess of costs to cover expenses and the policyholder liability for the Future Cornhusker product. However, in accordance with accounting principles generally accepted in the United States of America (GAAP), incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced.

Our operating results are reported in accordance with accounting principles generally accepted in the United States of America (GAAP) for stock life companies; although Midwest’s life insurance subsidiaries will also prepare financial statements in accordance with accounting practices prescribed or permitted by their respective states of domicile (statutory basis of accounting) for the purpose of reporting to insurance regulatory authorities. The statutory basis of accounting has many significant differences to GAAP. For example, the incremental direct costs for acquiring new business, which are capitalized under GAAP, are expensed immediately under the statutory basis of accounting. In addition, under GAAP, assumptions used in calculating reserves are less conservative than those used under the statutory basis, thereby further reducing adverse effects on operating results.

Administration

The Company commenced its TPA services in 2012 by first offering the services to its wholly-owned subsidiary and other consolidated entities. Later, the Company expanded its services to other non-consolidated entities as an additional revenue source. These agreements, for various levels of administrative services on behalf of each company, generate fee income for the Company. Services provided to each company vary based on their needs and can include some or all aspects of back-office accounting and policy administration. Midwest has been able to perform its TPA services using its existing in-house resources.

Investments

American Life, Capital Reserve, and Great Plains Life have adopted investment policies in compliance with the insurance laws of the State of Arizona, Missouri, and South Dakota, respectively. The type and amount of investments which can be made by a life insurance company are specifically controlled by applicable state statutes and rules and regulations of the respective state departments of insurance.

It is critical that an insurer invest its assets conservatively as investment income ultimately (as a new company grows, investment income will increase as a percent of total income due to investment of policy reserves) will be a significant component of total revenue. Accordingly, American Life, Capital Reserve, and Great Plains Life have developed a conservative investment policy in an effort to minimize investment risk. An independent professional investment advisor who specializes in the insurance industry assists the Company with its investment decisions.

Reinsurance

American Life, Capital Reserve, and Great Plains Life reinsure with other companies (reinsurers) portions of the life insurance risks they underwrite and occasionally will reinsure portions of life insurance risks underwritten by other (ceding) companies. The primary purpose of reinsurance is to allow a company to reduce the amount of its risk on any particular policy by transferring a portion of the risk to the reinsurers. However, American Life, Capital Reserve, and Great Plains Life remain contingently liable for the risk in the event any reinsurer is not able to meet its obligations under the applicable reinsurance agreements. Further, when life insurance risks are ceded to another insurer, the ceding company must pay a reinsurance premium to the reinsurance company as consideration for the risk being transferred. The payment of this reinsurance premium to the reinsurer represents a reduction of the premium income received by American Life, Capital Reserve, and Great Plains Life. This reduction in premium income has a direct impact on the profitability of the ceding company (American Life, Capital Reserve, and Great Plains Life).

The average face amount of all of our life insurance policies in force is approximately $33,000, with the American Accumulator averaging $66,000, Future Cornhusker averaging $9,000, and the policies acquired through Old Reliance averaging $9,000. With respect to the American Accumulator and Future Cornhusker policies, the Company retains $40,000 to $55,000 of risk on any one life. With respect to the policies acquired through Old Reliance, the Company retains $25,000 of risk on any one life. As of December 31, 2014, approximately 58% of the gross outstanding life insurance policies in force are reinsured with third parties. The Company cedes approximately $1.29 of premium per year for each $1,000 of gross life insurance in force. All accidental death benefits are reinsured.

Reserves

American Life, Capital Reserve, and Great Plains Life establish as liabilities actuarially computed reserves to meet the obligations on the policies they write, in accordance with the insurance laws and the regulations of the applicable state insurance regulators, for statutory accounting and GAAP for financial reporting to shareholders. Reserves, whether calculated under statutory accounting practices prescribed by various state insurance regulators or GAAP, do not represent an exact calculation of exposure, but instead represent good faith, best estimates based on the relevant basis of accounting, generally involving actuarial projections, of what we expect claims will be based on mortality assumptions. The various actuarial factors are determined from mortality tables and interest rates in effect when the policies are issued and are applied against policy in force amounts. The National Association of Insurance Commissioners (NAIC) has proposed reserve rules to be used for Statutory Accounting purposes that are based solely on company experience. However, these proposed rules must be adopted by a majority of states before implementation. Midwest has not yet performed analysis to determine the effects of these rules.

Competition

The life insurance industry is fiercely competitive. Many of the life insurance companies authorized to do business in states that we conduct business in are well-established companies with good reputations, offering a broader line of insurance products, having larger selling organizations, and possessing greater financial resources us and our subsidiaries. Our insurance subsidiaries are not rated by industry analysts and likely will not be rated for the foreseeable future. This has a negative impact on the companies’ ability to compete with rated insurance companies. There is also considerable competition among insurance companies in obtaining qualified sales agents, which might require our insurance subsidiaries to pay higher commissions to attract such agents.

Possible Acquisition of Other Companies

Subject to the regulation and supervision of the Arizona Department of Insurance and other regulators, we may acquire one or more life insurance or insurance-related companies in the future. Our acquisition strategy is to identify one or more established insurance companies which have developed viable marketing networks for their products and which are or could be managed from our Lincoln, Nebraska administrative office. In selecting target insurance companies which constitute suitable acquisition candidates, we will consider factors such as, but not limited to, the target company’s financial statements and operating history (including surplus adequacy and underwriting standards); the price and features of insurance products sold and the markets serviced; the competency and loyalty of its agents; certain income tax considerations; and the purchase price.

We also may seek to acquire insurance-related companies such as: (i) third-party administrators; (ii) existing marketing agencies; (iii) life insurance reinsurance brokerage companies; and (iv) life and health insurance data processing servicers.

The primary reasons we may acquire an existing life insurance company or insurance-related company are: (i) administrative, accounting and data processing systems that would allow us to expand; (ii) to provide additional revenue streams to us through additional marketing expansion or ancillary services; and (iii) to provide additional profits through more effective cost management of an existing company as many companies within the insurance industry have excessive administrative cost levels relative to premium income.

Prior Acquisitions and Investments

From 2009 to 2012, we acquired 896,500 shares of capital stock of First Wyoming Capital Corporation (First Wyoming), a Wyoming corporation, for an aggregate investment of $763,650. First Wyoming’s insurance subsidiary received its Certificate of Authority to operate in Wyoming on July 1, 2011. Through the 2014 merger of Rocky Mountain capital into First Wyoming, described below, our shares of First Wyoming increased to approximately 1,004,300 or ownership of approximately 22.3% of First Wyoming as of December 31, 2014. We record our investment in First Wyoming utilizing the equity method of accounting. We are the TPA for First Wyoming and its life insurance subsidiary.

In April 2010, we acquired 340,000 shares of capital stock of Rocky Mountain Capital Corporation (Rocky Mountain), a Colorado corporation, for $0.10 per share for an aggregate investment of $34,000. Rocky Mountain was merged into First Wyoming Capital Corporation effective December 31, 2014. Rocky Mountain was a development stage company that had not conducted operations apart from raising capital.

In April 2010, we acquired 600,000 shares of non-voting capital stock of Northstar Financial Corp. (Northstar), a Minnesota corporation, for $0.10 per share for an aggregate investment of $60,000. On June 30, 2012, the 600,000 shares were automatically converted to voting shares. As of June 30, 2015, our ownership constituted approximately 14.3% of all issued and outstanding capital stock of Northstar. Northstar is a development stage company that has not conducted operations apart from raising capital. We record our investment in Northstar utilizing the cost method of accounting. Northstar has an application pending with the Minnesota Department of Commerce to approve the formation of a life insurance subsidiary in Minnesota. Approval is expected in mid-2015.

In August 2011, we acquired 2,500,000 shares of capital stock of Hot Dot, Inc. (Hot Dot), a Nebraska corporation, for $0.02 per share for an aggregate investment of $50,000. Hot Dot was organized to develop, manufacture, and market the Alert Patch, an adhesive-backed cloth patch that is used to detect increases in body temperature that pose a risk of heat exhaustion or heat stroke. Hot Dot is a development stage company that has not conducted operations apart from raising capital. Our ownership, along with our control of management and the board of directors, constituted a controlling interest, and we began consolidating Hot Dot in the fourth quarter of 2011. On September 12, 2012, Hot Dot repurchased 1,000,000 shares of Hot Dot stock from us for a purchase price of $750,000. As a result of the stock repurchase by Hot Dot, we ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. In October 2014, Hot Dot repurchased our remaining 1,500,000 shares of Hot Dot stock for $775,000. We recognized a capital gain of $251,102.

On August 3, 2011, we acquired Old Reliance Life Insurance Company, an Arizona domiciled life insurer and simultaneously merged American Life with and into it, changing the survivor’s name to “American Life & Security Corp.” This acquisition added licenses in 13 new states in which to sell insurance, at the time of acquisition, it had annual revenue of approximately $1.7 million, annual expenses of approximately $2.0 million, and total assets of approximately $19 million. At the time of the acquisition, Old Reliance had 73 independent agents under contract. Currently, 73 remain under contract.

In September 2011, we acquired 600,000 shares of non-voting capital stock of Pacific Northwest Capital Corp. (Pacific Northwest), an Idaho corporation, for $0.10 per share for an aggregate investment of $60,000. These shares became voting on January 1, 2014. During the first quarter of 2014, we acquired an additional 250,000 shares of non-voting capital stock increasing our ownership to 850,000 or approximately 22.4%. Due to the change in ownership percentage, we changed our method of accounting from cost to the equity method.

In April 2012, we acquired 300,000 shares of capital stock of New Mexico Capital Corporation (New Mexico Capital), a New Mexico corporation, for $0.10 per share for an aggregate investment of $30,000. We acquired an additional 12,500 shares on May 21, 2014. Additionally, Great Plains Financial, owned 200,000 shares of non-voting capital stock of New Mexico Capital which, after the acquisition of Great Plains by us, it increased our ownership to 512,500 shares or approximately 13.0% of all issued and outstanding capital stock. New Mexico Capital is a development stage company that has not conducted operations apart from raising capital. We currently record our investment in New Mexico Capital utilizing the cost method of accounting.

On November 25, 2013, we entered into Plan and Agreement of Exchange (the “Exchange Agreement”) with Great Plains and Security Capital in order to acquire the outstanding shares of each company held by their shareholders (other than those shares already held by us.) Under the Exchange Agreement with Great Plains, the Great Plains shareholders received approximately 1.298 shares of Midwest voting common stock for each share of Great Plains common stock held by the shareholders. The Security Capital shareholders received approximately 0.162 shares of Midwest voting common stock for each share of Security Capital common stock held by the shareholders.

The Exchange Agreement was consummated on July 21, 2014. On August 5, 2014, Great Plains and Security Capital were merged into Midwest Holding Inc. Great Plains’ wholly owned subsidiary, Great Plains Life, along with any remaining assets of Great Plains and Security Capital were transferred to Midwest. Great Plains Life was contributed to American Life via a surplus contribution and became a wholly owned subsidiary of American Life.

Certain Relationships and Affiliations with Similar Businesses

The Company and certain of our directors and officers have current or past relationships and affiliations with businesses that operate, once operated, or plan to operate in the life insurance industry and that have conducted public and private stock offerings in connection with their operations. Additional information on these relationships and affiliations, organized by company, is as follows:

Northstar. Northstar was incorporated in Minnesota in April 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $60,000 in the organizational financing of Northstar in exchange for 600,000 shares of non-voting capital stock that were automatically converted into voting shares on June 30, 2012. As of June 30, 2015, our ownership constitutes approximately 14.3% of all issued and outstanding capital stock of Northstar. In addition, Rick Meyer, Chairman of our Board of Directors, is Chairman, Chief Executive Officer and a member of the original Board of Directors of Northstar. Rick Meyer owns 200,000 shares of Northstar’s voting capital stock. Mark A. Oliver, our Chief Executive Officer and a member of our Board of Directors, is President, Chief Operating Officer, Treasurer, Chief Financial Officer and a member of the original Board of Directors of Northstar. Mr. Oliver owns 140,000 shares of voting capital stock of Northstar. Milton Tenopir, a member of our Board of Directors, is a member of the Board of Directors of Northstar and owns 50,000 shares of voting capital stock. Other of our present and former directors also own capital stock of Northstar. As of December 31, 2014, Northstar is a development stage company that has not conducted operations apart from raising capital through a $1.0 million private placement of securities and an intrastate offering in 2011 that raised approximately $4 million (net).

First Wyoming. First Wyoming was incorporated in Wyoming in July 2009 for the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. First Wyoming raised over $10 million in private intrastate offerings and received a certificate of authority for its life insurance subsidiary in July 2011. Since inception of First Wyoming, we have invested $763,650 in First Wyoming in exchange for 896,500 shares of capital stock. We acquired additional shares of stock in First Wyoming due to the acquisition of Rocky Mountain by First Wyoming to increase Midwest’s ownership to 1,004,300 shares or approximately 22.3% of all issued and outstanding capital stock. Rick Meyer, Chairman of our Board of Directors, is Chairman and a member of the Board of Directors of First Wyoming. Mark A. Oliver, our Chief Executive Officer and a member of our Board of Directors, is CEO/CFO/Treasurer and a member of the Board of Directors of First Wyoming. Les Meyer, a member of our Board of Directors, serves as President and as a member of the Board of Directors. Joel Mathis, a consultant of ours, is a member of the Board of Directors of First Wyoming.

Great Plains Financial. Great Plains was incorporated in South Dakota in January 2007, and raised $7.5 million through private placements of stock and an intrastate offering in South Dakota and established a regulated life insurance subsidiary in that state in October, 2008. As of December 31, 2013, we had invested $1,704,850 in the financing of Great Plains in exchange for 1,034,950 shares of capital stock. Great Plains was acquired by Midwest as of August 5, 2014.

Pacific Northwest. Pacific Northwest was incorporated in Idaho in October 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. We invested approximately $60,000 in the organizational financing of Pacific Northwest in exchange for 600,000 shares of non-voting capital stock. During the first quarter of 2014, we acquired an additional 250,000 shares increasing our ownership to approximately 22.4%. In addition, Travis Meyer, our former Vice Chairman, is President, Chief Executive Officer, Co-Chairman and a member of the original Board of Directors of Pacific Northwest. Travis Meyer owns 200,000 shares of capital stock of Pacific Northwest. Rick Meyer, Chairman of our Board of Directors, is Co-Chairman and a member of the original Board of Directors of Pacific Northwest and owns 200,000 shares of capital stock of Pacific Northwest. Mark A. Oliver, our Chief Executive Officer and a member of our Board of Directors, is Treasurer and a member of the original Board of Directors of Pacific Northwest and owns 200,000 shares of non-voting capital stock of Pacific Northwest. Todd C. Boeve, an employee of ours, is Secretary and a member of the original Board of Directors of Pacific Northwest and owns 50,000 shares of capital stock of Pacific Northwest. Pacific Northwest is a development stage company that has not conducted operations apart from raising capital.

New Mexico Capital. New Mexico Capital was incorporated in New Mexico in November 2010 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. In April 2012, New Mexico Capital initiated a private placement of 2,600,000 shares at $0.10 per share and Midwest purchased 300,000 shares for an aggregate investment of $30,000. Through the merger of Great Plains into Midwest and additional shares acquired, we now own 512,500 shares or approximately 13.0% of New Mexico Capital. In addition, Travis Meyer, our former Vice Chairman and former member of our Board of Directors, is Vice Chairman and a member of the original Board of Directors of New Mexico Capital. Travis Meyer owns 200,000 shares of capital stock of New Mexico Capital. Rick Meyer, Chairman of our Board of Directors, is Executive Vice President and a member of the original Board of Directors of New Mexico Capital and owns 200,000 shares of capital. Mark A. Oliver, our Chief Executive Officer and a member of our Board of Directors, is Chief Executive Officer and Chairman of the Board of New Mexico Capital and owns 200,000 shares of capital stock. Todd Boeve, an employee of ours, is Secretary and a member of the original Board of Directors of New Mexico Capital and owns 75,000 shares of capital stock. Other of our present and former directors also own capital stock of New Mexico Capital. New Mexico Capital is a development stage company that has not conducted operations apart from raising capital.

Northern Plains. Northern Plains Capital Corporation (Northern Plains) was incorporated in North Dakota in October 2008 with the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. Northern Plains raised over $8 million through private placements of stock and an intrastate offering in North Dakota and established a regulated life insurance subsidiary in that state. As a result of our ownership of Security Capital and Great Plains we owned 710,000 shares of Northern Plains for which we had a basis of $85,000 and an equity carrying value of $1,045,188. In September, 2014, we sold these shares back to Northern Plains for $1,136,000.

Most of these entities have business plans similar to that of the Company. Each entity operates under a separate Board of Directors.

Regulation

American Life, Capital Reserve, and Great Plains Life, as well as any other life insurance subsidiary that we may acquire or form, are (or will be) subject to the regulation and supervision of the Arizona, Missouri, and South Dakota Departments of Insurance, respectively, and/or other state insurance regulators. Such regulation is primarily for the benefit of policyholders rather than shareholders. These regulators possess broad administrative powers, including the power to grant and revoke licenses to transact business, to approve the form of insurance contracts, to regulate capital requirements, to regulate the character of permitted investments, and to require deposits for the protection of investments. Arizona, Missouri, and South Dakota insurance law requires the filing of a detailed annual report with the department of insurance in each state, as do other states’ laws. Thus, the business and financial accounts of American Life, Capital Reserve, and Great Plains Life will be subject to examination by the Arizona, Missouri, and South Dakota Departments of Insurance, respectively, as well as insurance departments of any other states in which we may do business.

There can be no assurance that American Life, Capital Reserve, Great Plains Life, or any other life insurance subsidiary that we may acquire or form will be able to satisfy the regulatory requirements of the Arizona, Missouri, or South Dakota Department of Insurance or a similar department in any other state in which it may wish to transact business.

As the holder of a controlling interest in an Arizona, Missouri, Wyoming, and South Dakota insurance company, the Company also is subject to regulation as an insurance holding company system under Arizona, Missouri, Wyoming, and South Dakota law. The provisions of these laws generally provide for restrictions on a change in control of the insurance holding company, require the filing of certain reports with the relevant department of insurance, and limit the amount of dividends which may be received by the holding company from American Life, Capital Reserve, and Great Plains Life.

On July 21, 2010, President Obama signed into law financial regulatory reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act reshapes financial regulations in the United States by creating new regulators, regulating new markets and firms, and providing new enforcement powers to regulators. Virtually all major areas of the Dodd-Frank Act will be subject to regulatory interpretation and implementation rules requiring rulemaking that may take several years to complete. Although the ultimate outcome of the regulatory rulemaking proceedings cannot be predicted with certainty, we do not believe that the provisions of the Dodd-Frank Act or the regulations promulgated thereunder will have a material impact on our consolidated financial results or financial condition.

Employees and Agents

As of June 30, 2015, Midwest had approximately 30 full-time employees as well as approximately 100 insurance agents who operate as independent contractors.

MARKET FOR MIDWEST’S VOTING COMMON STOCK

Market Information

There is no established public trading market for Midwest’s voting common stock. Its securities are not listed for trading or quoted on any national securities exchange nor are bid or asked quotations reported in any over the counter or quotation service system.

Dividends

Midwest has not paid cash dividends on its voting common stock and it does not anticipate paying cash dividends in the foreseeable future. Instead, it intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon its financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

MIDWEST HOLDING, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

The following discussion and analysis of the financial condition and results of operations of Midwest should be read in conjunction with its financial statements and the related notes beginning on page F-3 of this proxy statement-prospectus. In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risk, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements.

Overview

Midwest Holding Inc., a Nebraska corporation, (we, us, our, Midwest, the Company or the Registrant) was formed on October 31, 2003 for the primary purpose of becoming a financial services holding company. We presently conduct our business through our wholly owned life insurance subsidiary, American Life & Security Corp. (American Life). Capital Reserve Life Insurance Company (Capital Reserve) is a dormant, wholly owned subsidiary of American Life. On August 5, 2014, Great Plains Financial (Great Plains) was acquired by us. The wholly owned subsidiary, Great Plains Life Assurance Company (Great Plains Life) became a subsidiary of Midwest and then became a wholly owned subsidiary of American Life through a capital contribution from us.

From our inception, we have raised approximately $18.0 million through sales of shares of voting common stock and convertible non-voting preferred stock in several private placements exempt from registration under Section 4(2) of the Securities Act of 1933 and an intrastate offering in the State of Nebraska.

On June 29, 2015 the Company entered into a Plan and Agreement of Exchange (the “Exchange Agreement”) with First Wyoming Capital Corporation (“FWCC”) whereby the shareholders of First Wyoming Capital Corporation will receive shares of Midwest voting common stock equal to an agreed upon value of shares currently owned by the company. The Exchange Agreement will be presented to the FWCC shareholders in the third quarter of 2015 and if approved First Wyoming Capital Corporation will become a wholly owned subsidiary of Midwest.

The Company was a development stage company until American Life commenced insurance operations in 2009. We have incurred significant net losses since inception in 2003 totaling approximately $22.8 million through June 30, 2015. These losses have resulted primarily from costs incurred while raising capital and establishing American Life. We expect to continue to incur significant operating losses until we achieve a volume of in-force life insurance policies that provides premiums that are sufficient to cover our operating expenses.

We commenced our third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each customer, generate fee income for us. Services provided to each customer vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources.

Critical Accounting Policies and Estimates

Midwest’s accounting and reporting policies are in accordance with generally accepted accounting principles (GAAP) in the United States of America. Preparation of these consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The following is an explanation of Midwest’s accounting policies and the estimates considered most significant by management. These accounting policies inherently require significant judgment and assumptions and actual operating results could differ significantly from management’s estimates determined using these policies. Midwest believes the following accounting policies, judgments and estimates are the most critical to the understanding of its results of operations and financial position. A detailed discussion of significant accounting policies is provided in this proxy statement - prospectus in Note 1 — Nature of Operations and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Valuation of Investments

Midwest’s principal investments are in fixed maturity and equity securities. Fixed maturity and equity securities, which are classified as available for sale, are carried at their fair value in the consolidated balance sheets, with unrealized gains or losses recorded in comprehensive income (loss). It utilizes external independent third-party pricing services to determine the fair values on investment securities available for sale. Midwest has routines, processes, and controls in place to review prices received from service providers for reasonableness and unusual fluctuations. In the event that a price is not available from a third-party pricing service, Midwest pursues external pricing from brokers. Generally, it pursues and utilizes only one broker quote per security. In doing so, it solicits only brokers which have previously demonstrated knowledge and experience of the subject security.

Additionally, Midwest has investments in development stage entities. These equity securities approximate carrying value and are invested in privately-held holding companies. These securities have no active trading. The fair value for these securities is determined through the use of unobservable assumptions about market participants. These companies are regularly bringing new investors into their entities at or above the prices paid by Midwest. Accordingly, Midwest has asserted that a willing market participant would purchase the security for the same price as it paid until such time as the development stage company commences operations.

Midwest has a policy and process in place to identify securities that could potentially have an impairment that is other-than-temporary. The assessment of whether impairments have occurred is based on a case-by-case evaluation of underlying reasons for the decline in fair value. Midwest considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings and whether Midwest intend to sell a security or it is more likely than not that we would be required to sell a security prior to the recovery of the amortized cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If Midwest intends to sell a security or it is more likely than not that it would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the income statement as an other-than-temporary impairment. As it relates to debt securities, if Midwest does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that we would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. Midwest recognizes the credit loss portion through earnings in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting Midwest’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default.

Deferred Acquisition Costs

Incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by Midwest had the contract acquisition not occurred, are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense.

Value of Business Acquired

Value of business acquired (VOBA) represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. At least annually, a review is performed of the models and the assumptions used to develop expected future profits, based upon management’s current view of future events. VOBA is reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. Management’s view primarily reflects Midwest’s experience but can also reflect emerging trends within the industry. Short-term deviations in experience affect the amortization of VOBA in the period, but do not necessarily indicate that a change to the long-term assumptions of future experience is warranted. If it is determined that it is appropriate to change the assumptions related to future experience, then an unlocking adjustment is recognized for the block of business being evaluated. Certain assumptions, such as interest spreads and surrender rates, may be interrelated. As such, unlocking adjustments often reflect revisions to multiple assumptions. The VOBA balance is immediately impacted by any assumption changes, with the change reflected through the statements of comprehensive income as an unlocking adjustment in the amount of VOBA amortized. These adjustments can be positive or negative with adjustments reducing amortization limited to amounts previously deferred plus interest accrued through the date of the adjustment.

In addition, Midwest may consider refinements in estimates due to improved capabilities resulting from administrative or actuarial system upgrades. Midwest considers such enhancements to determine whether and to what extent they are associated with prior periods or simply improvements in the projection of future expected gross profits due to improved functionality. To the extent they represent such improvements, these items are applied to the appropriate financial statement line items in a manner similar to unlocking adjustments.

VOBA is also reviewed on an ongoing basis to determine that the unamortized portion does not exceed the expected recoverable amounts. If it is determined from emerging experience that the premium margins or gross profits are less than unamortized deferred acquisition costs, then the asset will be adjusted downward with the adjustment recorded as an expense in the current period.

Goodwill and Intangibles

Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred.

Midwest performed the first step of the goodwill quantitative analysis to determine if the fair value of the reporting unit was in excess of the carrying value. As of December 31, 2014, the fair value of each of Midwest’s reporting units exceeded the carrying value of the net assets assigned to that unit; therefore it was not required to perform further testing for impairment. Management's determination of the fair value of each reporting unit incorporates peer company price to earnings multiples and assumptions that market participants would make in valuing the reporting unit. Other assumptions can include levels of economic capital, future business growth, and earnings projections.

Midwest assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Midwest compared the carrying value of its identifiable indefinite-lived intangible assets to the sum of the future discounted cash flows. As of December 31, 2014, the sum of the future discounted cash flows exceeded the carrying value of the indefinite-lived intangible assets. The assumptions and estimates used to determine future values are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in Midwest’s business strategy and its revenue forecasts.

Reinsurance

In the normal course of business, Midwest seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. Midwest generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish Midwest’s primary liability under the policies written. Therefore, Midwest regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establish allowances for uncollectible reinsurance recoverable as appropriate.

Future Policy Benefits

Midwest establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by using a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables. Such liabilities are reviewed quarterly by an independent consulting actuary.

Income Taxes

Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. Midwest has no uncertain tax positions that it believes are more-likely-than not that the benefit will not to be realized.

Recognition of Revenues

Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under Midwest’s multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

New Accounting Standards

A detailed discussion of new accounting standards is provided in Note 1 — Nature of Operations and Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Premium Revenue

When American Life commenced operations in September 2009, we began to receive premium income from the sales of life insurance. Capital Reserve, acquired in 2010, has had minimal impact on operations as it has no premium income or related expenses. Management expects the premium writings in American Life and Great Plains to increase in the next few years as the business continues to expand, and as assets and policy reserves grow, expects investment income to grow also.

Results of Operations for the Three Months Ended June 30, 2015 Compared to the Three Months Ended June 30, 2014.

Insurance revenues are primarily generated from premium revenues and investment income. Revenues for the three months ended June 30, 2015 and 2014 are summarized in the table below.

	Three months ended June 30,
	2015	2014
Premiums	$993,554	$950,858
Investment income, net of expenses	100,121	(3,042)
Net realized gain (loss) on investments	(74,543)	16,273
Miscellaneous income	44,392	87,207
	$1,063,524	$1,051,296

Premium revenue: Premium revenue for the three months ended June 30, 2015 increased due to the issuance of new business in the second quarter of 2015 that was written in the first quarter of 2015. The increase was partially offset by the accounting treatment for renewal premiums on our Accumulator Product. We recognize 100% of the first year payments received for our Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on our other insurance products are recognized as earned when due. Production of new life premiums slowed during 2014 because actuarial development and regulatory approval of American Life’s new life insurance products took a significant amount of time, as well as changes in field management that delayed product sales. In 2015 management has limited production of new business to preserve surplus of American Life and Security Corporation.

Investment income, net of expenses: The components of net investment income for the three months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30,
	2015	2014
Fixed maturities	$161,652	$102,218
Equity securities	162	-
Cash and short-term investments	1	321
Gain (loss) from equity method investments	(55,711)	(111,861)
Other	15,799	23,852
	121,903	14,530
Less investment expenses	(21,782)	(17,572)
	$100,121	$(3,042)

The increase in investment income for the was primarily due to higher interest income on fixed maturities and the losses from equity method investments decreased due to restating prior year treatment for the investment in Pacific Northwest Corporation from cost to equity method of accounting. Interest income from real estate investments, policy loan interest, and miscellaneous investment income is included in the “Other” line item above.

Net realized gain (loss) on investments: This decreased due to higher losses on the sale of our bonds including the loss of $36,000 on one sale and the $22,500 loss on the sale of the preferred stock in the three months ended June 30, 2015.

Miscellaneous income: Miscellaneous income decreased primarily due to a decrease in our TPA (as mentioned above) fee due to our divestment of our interests in Northern Plains in the third quarter of 2014.

Expenses for the three months ended June, 2015 and 2014 are summarized in the table below.

	Three months ended June 30,
	2015	2014
Death and other benefits	$262,432	$479,191
Interest credited	126,246	101,956
Increase in benefit reserves	247,927	243,854
Amortization of deferred acquisition costs	123,503	161,937
Salaries and benefits	479,284	622,704
Other operating expenses	647,217	829,666
	$1,886,609	$2,439,308

Death and other benefits: Death benefits decreased primarily due to a lawsuit settlement of $205,000 for American Life in April 2014. Death benefits continue to be paid out on the Old Reliance block of business. No claims were filed on the American Life and Security Corporation and Great Plains Life Assurance business written as of June 30, 2015.

Interest credited: Interest credited increased as a result of the increase in the Deposit-Type liability owed to the policyholders.

Increase in benefit reserves: The slight increase in benefit reserves reflects the maturity of our in-force block of business as well as the effect of the structure of the initial life insurance policy sold by American Life and Great Plains mentioned above.

Amortization of deferred acquisition costs: The amortization of costs was $123,503 in the three months ended June, 2015, compared to $161,937 in the same period of 2014. This decline is a result of lower policies written in 2014 as discussed above that has not been offset with the slight increase in new first year premium in 2015.

Salaries and benefits: The decrease primarily related to marketing-related salaries transitioned to commission in January 2015 and the efficiencies gained from the acquisition of Great Plains Financial into Midwest.

Other operating expenses: Other operating expenses decreased due to non-recurring higher professional fees associated with the acquisition of Great Plains Financial and Security Capital in 2014, as well as fees related to routine regulatory examinations occurring in 2014 conducted by agencies from the states of Arizona, Missouri, and Wyoming as required by state statutes.

Net Loss: Net loss was ($823,085) for the three months ended June 30, 2015, compared to a net loss of ($1,388,012) for the same period in 2014. The decrease in net loss was primarily due to higher investment income, lower deferred acquisition costs, lower salary expense, and a reduction in other operating expenses offset by realized losses on investments and a slight increase in reserves.

Loss attributable to noncontrolling interests: We owned approximately 60% of the capital stock of Security Capital, and approximately 25.7% of Great Plains Financial (Great Plains) through August 5, 2014 at which time we acquired the remaining outstanding common shares of each company not held by us. Great Plains and Security Capital were included in the 2014 consolidated financials and we were allowed to subtract from our earnings the portion of the gain/loss that we did not own, 40% for Security Capital and 74.3% for Great Plains. As a result of the acquisition for the three months ended June 30, 2015, we did not have a gain/loss attributable to noncontrolling interests compared to the same period in 2014.

Net loss attributable to Midwest Holding Inc.: Net loss attributable to Midwest Holding Inc. was ($823,085) for the three months ended June 30, 2015 compared to a net loss of ($1,137,705) for the same period in 2014. The decrease in the net loss was primarily attributable to higher investment income, lower deferred acquisition costs, lower salary expense, and a reduction in other operating expenses; offset by realized losses on investments and a slight increase in reserves.

Consolidated Results of Operations – Six Months Ended June 30, 2015

Insurance revenues are primarily generated from premium revenues and investment income. Revenues for the six months ended June 30, 2015 and 2014 are summarized in the table below.

	Six months ended June 30,
	2015	2014
Premiums	$1,872,105	$1,973,288
Investment income, net of expenses	295,745	(57,092)
Net realized gain (loss) on investments	3,705	(5,661)
Miscellaneous income	99,244	162,042
	$2,270,799	$2,072,577

Premium revenue: Premium revenue for the six months ended June 30, 2015 declined compared to the same period in 2014 due primarily to the accounting treatment for renewal premiums on our Accumulator Product. We recognize 100% of the first year payments received for our Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on our other insurance products are recognized as earned when due. Production of new life premium slowed during 2014 because actuarial development and regulatory approval of American Life’s new life insurance products took a significant amount of time, as well as changes in field management that delayed product sales. This decline was offset by a slight increase in new business issued in the second quarter of 2015 than was written in the first quarter of 2015. In 2015, management has limited production of new business to preserve surplus of American Life and Security Corporation.

Investment income, net of expenses: The components of net investment income for the six months ended June 30, 2015 and 2014 are as follows:

	Six months ended June 30,
	2015	2014
Fixed maturities	$320,615	$161,187
Equity securities	186	-
Cash and short-term investments	2	1,703
Gain (loss) from equity method investments	(16,650)	(226,407)
Other	30,416	34,728
	334,569	(28,789)
Less investment expenses	(38,824)	(28,303)
	$295,745	$(57,092)

The increase in investment income for the six months ended June 30, 2015 compared to the same period in 2014 was primarily due to higher interest income on fixed maturities and the losses from equity method investments decreased due to restating prior year treatment for the investment in Pacific Northwest Corporation from cost to equity method of accounting. Interest income from real estate investments, policy loan interest, and miscellaneous investment income is included in the “Other” line item above.

Net realized gain (loss) on investments: The net realized gain increased due to gains on the sale of our bonds in the six months ended June 30, 2015 compared to the losses incurred in 2014.

Miscellaneous income: Miscellaneous income decreased primarily due to our TPA (as discussed above) fee income earned in 2015 which declined due to our divestment of our interests in Northern Plains in the third quarter of 2014.

Expenses for the six months ended June, 2015 and 2014 are summarized in the table below.

	Six months ended June 30,
	2015	2014
Death and other benefits	$461,299	$677,363
Interest credited	255,598	192,509
Increase in benefit reserves	498,551	376,513
Amortization of deferred acquisition costs	253,850	326,094
Salaries and benefits	991,835	1,144,736
Other operating expenses	1,412,871	1,718,828
	$3,874,004	$4,436,043

Death and other benefits: Death benefits decreased primarily due to the lawsuit settlement of $205,000 for American Life in April 2014. Death benefits continue to be paid out on the Old Reliance block of business. No claims were filed on the new business written as of June 30, 2015.

Interest credited: Interest credited increased as a result of the increase in the Deposit-Type liability owed to the policyholders.

Increase in benefit reserves: The increase in benefit reserves reflects the maturity of our in-force block of business as well as the effect of the structure of the initial life insurance policy sold by American Life and Great Plains Life.

Amortization of deferred acquisition costs: Under GAAP, costs associated with the acquisition of insurance contracts are allowed to be capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The majority of these acquisition expenses consist of commissions paid to agents and underwriting costs. The amortization of such costs was $253,850 in the six months ended June, 2015, compared to $326,094 in the same period of 2014. This decline is a result of lower policies written in 2014 as discussed above.

Salaries and benefits: The decrease primarily relates to marketing-related salaries transitioned to commission in January 2015 and the efficiencies gained from the acquisition of Great Plains Financial into Midwest.

Other operating expenses: Other operating expenses decreased due to non-recurring higher professional fees associated with the acquisition of Great Plains Financial and Security Capital in 2014, as well as fees related to routine regulatory examinations occurring in 2014 conducted by agencies from the states of Arizona, Missouri, and Wyoming as required by state statutes.

Net Loss: Net loss was ($1,637,702) for the six months ended June 30, 2015, compared to a net loss of ($2,363,466) for the same period in 2014. The decrease in net loss was primarily due to higher investment income, lower deferred acquisition costs, lower salary expense, and a reduction in other operating expenses; offset by a decline in premium revenue and an increase in reserves.

Loss attributable to noncontrolling interests: We owned approximately 60% of the capital stock of Security Capital, and approximately 25.7% of Great Plains Financial (Great Plains) through August 5, 2014 at which time we acquired the remaining outstanding common shares of each company not held by us. See the 2014 Form 10-K, Part 1, Item 1. – Business, for detail on the Plan and Agreement of Exchange with Great Plains and Security Capital. Great Plains and Security Capital were included in the 2014 consolidated financials and we were allowed to subtract from our earnings the portion of the gain/loss that we did not own, 40% for Security Capital and 74.3% for Great Plains. As a result of the acquisition for the six months ended June 30, 2015, we did not have a gain/loss attributable to noncontrolling interests compared to the same period in 2014.

Net loss attributable to Midwest Holding Inc.: Net loss attributable to Midwest Holding Inc. was ($1,637,702) for the six months ended June 30, 2015 compared to a net loss of ($1,927,632) for the same period in 2014. The decrease in net loss was primarily due to higher investment income, lower deferred acquisition costs, lower salary expense, and a reduction in other operating expenses; offset by a decline in premium revenue and an increase in reserves.

Investments

The Company’s overall investment philosophy is reflected in the allocation of its investments. We emphasize investment grade debt securities, with smaller holdings in equity securities, real estate, held for investment, mortgage loans on real estate, held for investment, policy loans, and other investments. The following table shows the carrying value of our investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of June 30, 2015 and December 31, 2014.

	June 30, 2015		December 31, 2014
	Carrying	Percent	Carrying	Percent
	Value	of Total	Value	of Total
Fixed maturity securities:
U.S. government obligations	$3,664,692	15.6%	$3,772,754	15.9%
States and political subdivisions - general
obligation	384,261	1.6	1,029,008	4.3
States and political subdivisions - special revenue	630,155	2.7	1,221,850	5.2
Corporate	15,079,278	64.1	12,930,578	54.5
Total fixed maturity securities	19,758,386	84.0	18,954,190	79.9
Equity securities:
Preferred corporate stock	-	-	75,000	0.3
Total equity securities	-	-	75,000	0.3
Cash and cash equivalents	1,760,294	7.5	2,310,047	9.8
Equity method investments	941,975	4.0	978,744	4.1
Equity securities, at cost	118,250	0.5	124,250	0.5
Other investments:
Mortgage loans on real estate, held for investment	-	-	349,386	1.5
Real estate, held for investment	535,789	2.3	541,809	2.3
Policy loans	409,872	1.7	374,186	1.6
Total	$23,524,566	100%	$23,707,612	100%

Increases in fixed maturity securities primarily resulted from additional purchases made by us during the first half of 2015.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of June 30, 2015 and December 31, 2014. The ratings categories are those of Standard & Poor’s Financial Services, LLC.

	June 30, 2015		December 31, 2014
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$3,878,006	19.7%	$3,986,921	21.0%
AA	1,205,755	6.1	1,744,794	9.2
A	8,166,272	41.3	7,622,767	40.2
BBB	6,508,353	32.9	5,493,873	29.0
Total investment grade	19,758,386	100.0	18,848,355	99.4
BB and other	-	-	105,835	0.6
Total	$19,758,386	100.0%	$18,954,190	100.0%

Credit Rating Source: Fidelity Brokerage Services LLC

Reflecting the high quality of securities maintained by us, 100.0% and 99.4% of all fixed maturity securities were investment grade as of June 30, 2015 and December 31, 2014, respectively. Due to the low interest rate environment, we have invested in bonds with “A” or “BBB” ratings in order to achieve higher rates of return.

Market Risks of Financial Instruments

We hold a diversified portfolio of investments that primarily includes cash, bonds, stocks, and real estate, held for investment. Each of these investments is subject to market risks that can affect their return and their fair value. A majority of the investments are fixed maturity securities including debt issues of corporations, U.S. Treasury securities, or securities issued by government agencies. The primary market risks affecting the investment portfolio are interest rate risk, credit risk, and equity risk.

Interest Rate Risk

Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

We attempt to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit Risk

We are exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. We manage our credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the sale of voting common stock and non-voting preferred stock. Its operations have not been profitable and have generated significant operating losses since incorporation in 2003.

Premium income, deposits to policyholder account balances, and investment income are the primary sources of funds while withdrawals of policyholder account balances, investment purchases, policy benefits in the form of claims, and operating expenses are the primary uses of funds. To ensure we will be able to pay future commitments, the funds received as premium payments and deposits are invested in primarily fixed income securities. Funds are invested with the intent that the income from investments, plus proceeds from maturities, will meet our ongoing cash flow needs. The approach of matching asset and liability durations and yields requires an appropriate mix of investments. Our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs. Cash flow projections and cash flow tests under various market interest scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds.

Net cash used by operating activities was $655,997 for the six months ended June 30, 2015. The primary sources of cash from operating activities were from premium receipts, collection amounts due from reinsurers, amortization of deferred acquisition costs and policy liabilities. The primary uses of cash from operating activities were from payments of commissions to agents. Net cash used in investing activities was $1,049,238. The primary source of cash was from sales of available for sale securities and mortgage loans. Offsetting this source of cash was the Company’s investments in available for sale securities and the purchase of property and equipment. Net cash provided by financing activities was $1,155,482. The primary source of cash was receipts on deposit type contracts and issuance of common stock. These were offset by withdrawals on deposit type contracts.

At June 30, 2015, the Company had cash and cash equivalents totaling $1,760,294. The Company believes that its existing cash and cash equivalents will be sufficient to fund the anticipated operating expenses and capital expenditures for at least twelve months. The Company has based this estimate upon assumptions that may prove to be wrong and the Company could use its capital resources sooner than they currently expect. The growth of our insurance subsidiaries is uncertain and will require additional capital if they continue to grow.

Impact of Inflation

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. The Company attempts, in establishing premiums, to anticipate the potential impact of inflation. If, for competitive reasons, premiums cannot be increased to anticipate inflation, this cost would be absorbed by us. Inflation also affects the rate of investment return on the investment portfolio with a corresponding effect on investment income.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” the Company is not required to provide the table of contractual obligations required pursuant to this Item.

Results of Operations for the Fiscal Year Ended December 31, 2014 Compared to the Fiscal Year Ended December 31, 2013

Insurance revenues are primarily generated from premium revenues and investment income. Insurance revenues for the years ended December 31, 2014 and 2013 are summarized in the table below.

	Year Ended December 31,
	2014	2013
Premiums	$4,007,810	$4,331,329
Investment income, net of expenses	(9,883)	518,049
Net realized gains on investments	346,304	5,736
Miscellaneous income	295,246	246,328
	$4,639,477	$5,101,442

Premium revenue: Premium revenue for 2014 declined to $4,007,810 compared to $4,331,329 in 2013 due primarily to the accounting treatment for renewal premiums on Midwest’s Accumulator Product as well as slowdowns in new business produced in 2014. Midwest recognizes 100% of the first year payments received for its Accumulator life insurance products as premiums earned when due. In subsequent years, 50% of the payments received on the Accumulator life insurance products are applied toward the traditional life insurance premium. The other 50% of the payments received are applied towards the annuity premium which is recognized as deposits to policyholder account balances and included in future insurance policy benefits rather than revenues. Premiums on Midwest’s other insurance products are recognized as earned when due. Production of new life premium slowed during 2014 because regulatory approval of American Life’s new life insurance products took an extraordinary amount of time, as well as changes in field management that delayed product sales. Management believes these delays have been overcome and expects production to increase as Midwest enters 2015, particularly as the newly developed life products are introduced to the field in the first quarter of 2015.

Investment income, net of expenses: The components of net investment income for 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Fixed maturities	$401,138	$398,377
Equity securities	83	32,493
Cash and short-term investments	3,965	14,804
Equity in the net loss of unconsolidated subsidiaries	(438,175)	(13,720)
Other	99,477	132,634
	66,488	564,588
Less investment expenses	(76,371)	(46,539)
	$(9,883)	$518,049

The significant decrease for the year ended December 31, 2014 was primarily due to losses on equity method investments incurred in First Wyoming, Pacific Northwest, and Hot Dot (through September 30, 2014). Midwest does not expect to incur such losses in 2015 for Pacific Northwest. Interest from mortgage loans on real estate, income from real estate investments, policy loan interest, and miscellaneous investment income is included in the “Other” line item above.

Net realized gains on investments: Net realized gains on investments for 2014 was $346,304 compared to $5,736 in 2013. Midwest sold its investment in Northern Plains for a realized gain of $90,812 and its investment in Hot Dot for a realized gain of $251,102.

Miscellaneous income: Miscellaneous income for 2014 was $295,246 compared to $246,328 in 2013, due primarily to third-party administration fee income earned in 2014 from non-consolidated entities.

Expenses for the years ended 2014 and 2013 are summarized in the table below.

	Year Ended December 31,
	2014	2013
Death and other benefits	$1,326,904	$676,524
Increase in benefit reserves	1,072,740	1,282,878
Amortization of deferred acquisition costs	625,680	861,840
Salaries and benefits	2,359,140	1,945,723
Other operating expenses	3,160,919	2,556,094
	$8,545,383	$7,323,059

Death and other benefits: Death benefits increased significantly in 2014 compared to 2013 due to a settlement of litigation on one policy issued by Old Reliance where the settlement amount was $205,000 as well as an increase in accrued claims of $46,000 due to the increase in pending claims and twelve month analysis of claims incurred. Management believes it underwriting to be conservative and notes that virtually all claims incurred relate to older blocks of business acquired in the Old Reliance transaction, many of which are offset by policy reserves held. Midwest also incurred an increase in surrender benefits of $252,000 primarily due to policies that held policy loans converting to Extended Term Insurance and Reduced Paid-Up Insurance and the outstanding loans being extinguished.

Increase in benefit reserves: The decrease in benefit reserves reflects the decline in new business for 2014 which was partially offset by the maturity of our in-force block of business as well as the effect of the structure of the initial life insurance policy sold by American Life and Great Plains as indicated above.

Amortization of deferred acquisition costs: Incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by Midwest had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced. The majority of these acquisition expenses consist of commissions paid to agents, underwriting costs, and certain marketing expenses. In accordance with GAAP, these costs are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The amortization of such costs was $625,680 in 2014, compared to $861,840 in 2013 due to a decline in new business written.

Salaries and benefits: The significant increase in 2014 primarily relates to new hires assigned to the Company’s marketing activities for $279,000 plus benefits. These marketing-related salaries were transitioned to commission in January 2015.

Other expenses: Midwest’s other operating expenses during 2014 increased significantly compared to 2013 due to fees of $249,000 related to routine regulatory examinations that were conducted by agencies from the states of Arizona, Missouri, and Wyoming as required by state statutes, higher professional and related fees of $167,000 associated with the Exchange Agreement with Great Plains and Security Capital, and higher deposit-type interest expense due to the higher outstanding balances.

Net Loss: The significant increase in net loss year-to-date was primarily attributable to lower revenue, including a decline in premium revenue, increased claims and expenses, along with losses incurred by entities acquired by Midwest, and by the costs associated with the Exchange Agreement and state examinations.

Loss attributable to noncontrolling interests: Midwest owned approximately 60% of the capital stock of Security Capital, and approximately 25.7% of Great Plains through August 5, 2014. At which time Great Plains and Security Capital were acquired by Midwest. A loss of ($460,920) recorded through the acquisition date compared to the loss of ($267,481) for 2013 reflects the increased loss attributable to Great Plains.

Net loss attributable to Midwest Holding Inc.: The significant increase in the net loss for 2014 compared to 2013 was primarily to due to lower revenue, including a decline in premium revenue, increased claims and expenses, along with losses of entities acquired by Midwest in 2014, and by the costs associated with the Exchange Agreement and state examinations.

Investments

Midwest’s overall investment philosophy is reflected in the allocation of its investments. Midwest emphasizes investment grade debt securities, with smaller holdings in equity securities, real estate, held for investment, mortgage loans on real estate, held for investment, policy loans, and other investments. The following table shows the carrying value of Midwest’s investments by investment category and cash and cash equivalents, and the percentage of each to total invested assets as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Carrying	Percent	Carrying	Percent
	Value	of Total	Value	of Total
Fixed maturity securities:
U.S. government obligations	$3,772,754	15.9%	$2,463,095	10.5%
States and political subdivisions - general
obligation	1,029,008	4.3	1,040,295	4.4
States and political subdivisions - special revenue	1,221,850	5.2	1,454,392	6.2
Corporate	12,930,578	54.5	9,232,925	39.2
Total fixed maturity securities	18,954,190	79.9	14,190,707	60.3
Equity securities:
Preferred corporate stock	75,000	0.3	75,000	0.3
Total equity securities	75,000	0.3	75,000	0.3
Cash and cash equivalents	2,310,047	9.7	3,377,978	14.4
Equity method investments	978,744	4.1	1,800,859	7.7
Equity securities, at cost	124,250	0.5	1,258,861	5.4
Short-term investments	-	-	1,180,314	5.0
Other investments:
Mortgage loans on real estate, held for investment	349,386	1.5	665,569	2.8
Real estate, held for investment	541,809	2.3	553,849	2.4
Policy loans	374,186	1.6	369,513	1.6
Notes receivable	-	-	27,383	0.1
Total	$23,707,612	100%	$23,500,033	100%

Increases in fixed maturity securities primarily resulted from additional purchases made by American Life and Great Plains Life during 2014.

The following table shows the distribution of the credit ratings of our portfolio of fixed maturity securities by carrying value as of December 31, 2014 and 2013. The ratings categories are those of Standard & Poor’s Financial Services, LLC.

	December 31, 2014		December 31, 2013
	Carrying		Carrying
	Value	Percent	Value	Percent
AAA and U.S. Government	$3,986,921	21.0%	$2,557,644	18.0%
AA	1,744,794	9.2	1,745,616	12.3
A	7,622,767	40.2	7,526,873	53.0
BBB	5,493,873	29.0	2,260,155	15.9
Total investment grade	18,848,355	99.4	14,090,288	99.2
BB and other	105,835	0.6	100,419	0.8
Total	$18,954,190	100.0%	$14,190,707	100.0%

Reflecting the high quality of securities maintained by Midwest, 99.4% and 99.2% of all fixed maturity securities were investment grade as of December 31, 2014 and December 31, 2013, respectively. Due to the low interest rate environment, Midwest has invested in bonds with “A” or “BBB” ratings.

Market Risks of Financial Instruments

Midwest holds a diversified portfolio of investments that primarily includes cash, bonds, stocks, mortgage loans on real estate, held for investment, real estate, held for investment, and notes receivable. Each of these investments is subject to market risks that can affect their return and their fair value. A majority of the investments are fixed maturity securities including debt issues of corporations, U.S. Treasury securities, or securities issued by government agencies. The primary market risks affecting the investment portfolio are interest rate risk, credit risk, and equity risk.

Interest Rate Risk

Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

Midwest attempts to mitigate our exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of Midwest’s book of insurance business, it believes it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit Risk

Midwest is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. Midwest manages our credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Liquidity and Capital Resources

Since inception, Midwest’s operations have been financed primarily through the sale of voting common stock and preferred stock. Midwest’s operations have not been profitable and have generated significant operating losses since it were incorporated in 2003. Midwest expects significant losses for several years.

Aside from raising capital, which has funded the vast majority of Midwest’s operations, premium income, deposits to policyholder account balances, and investment income are the primary sources of funds while withdrawals of policyholder account balances, investment purchases, policy benefits in the form of claims, and operating expenses are the primary uses of funds. To ensure Midwest will be able to pay future commitments, the funds received as premium payments and deposits are invested in primarily fixed income securities. Funds are invested with the intent that the income from investments, plus proceeds from maturities, will in the future meet Midwest’s ongoing cash flow needs. The approach of matching asset and liability durations and yields requires an appropriate mix of investments. Midwest’s investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs. Cash flow projections and cash flow tests under various market interest scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. Midwest currently anticipates that available liquidity sources and future cash flows will be adequate to meet its needs for funds for 2015.

Net cash used by operating activities was $2,334,238 for 2014. The primary sources of cash from operating activities were primarily due to the amounts receivable from reinsurers. The primary uses of cash from operating activities were from payments of commissions to agents and settlement of policy liabilities. Net cash used in investing activities was $1,302,128. The primary source of cash was from sales of available for sale securities, the sale of equity securities carried at cost and the sale of the short-term investments. Offsetting this source of cash was Midwest’s purchases of investments in available-for-sale securities, the net change in policy loans and the purchase of property and equipment. Net cash provided by financing activities was $2,568,435. The primary source of cash was receipts on deposit-type contracts and issuance of preferred stock. These were offset by transfers from noncontrolling interest and small repurchases of common stock.

At December 31, 2014, Midwest had cash and cash equivalents totaling $2,310,047. Midwest believes that its existing cash and cash equivalents will be sufficient to fund the anticipated operating expenses and capital expenditures through at least 2015. Midwest has based this estimate upon assumptions that may prove to be wrong and it could use its capital resources sooner than they currently expect. The growth of its insurance subsidiaries is uncertain and will require additional capital if they continue to grow.

Impact of Inflation

Insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such losses and expenses, are known. Midwest attempts, in establishing premiums, to anticipate the potential impact of inflation. If, for competitive reasons, premiums cannot be increased to anticipate inflation, this cost would be absorbed by Midwest. Inflation also affects the rate of investment return on the investment portfolio with a corresponding effect on investment income.

Off-Balance Sheet Arrangements

Midwest has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

As a “smaller reporting company” we are not required to provide the table of contractual obligations required pursuant to this Item.

Unaudited Pro Forma Condensed Combined Financial Information

The following selected pro forma condensed financial information of Midwest and First Wyoming combines the consolidated financial information of Midwest for the year ended December 31, 2014 and for the six month period ended June 30, 2015 with the consolidated financial information of First Wyoming for the year ended December 31, 2014 and for the six month period ended June 30, 2015.

Midwest and First Wyoming present the unaudited pro forma condensed consolidated financial information for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had Midwest and First Wyoming completed the merger on the dates indicated. In addition the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and for year ended December 31, 2014 combines the historical consolidated statements of operations of Midwest and First Wyoming, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma combined balance sheet as of June 30, 2015 combines the historical consolidated balance sheets of Midwest and First Wyoming, giving effect to the merger as if it had occurred on June 30, 2015.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Midwest and First Wyoming, which are included in this proxy statement – prospectus.

Pro Forma Consolidated Combined Balance Sheet (Unaudited)
as of June 30, 2015

		First Wyoming
	Midwest	Capital	Pro forma	Pro forma
	Holding Inc.	Corporation	Adjustments	Combined
ASSETS
Investments	$21,764,272	$4,311,578	$(941,975)	$25,133,875
Cash and cash equivalents	1,760,294	360,216	-	2,120,510
Amounts recoverable from reinsurers	28,079,244	-	-	28,079,244
Property and equipment, net	251,567	9,389	-	260,956
Deferred Acquisition Costs, net	2,883,018	442,039	(442,039)	2,883,018
Intangible assets	3,486,437	325,000	1,147,857	4,959,294
Other assets	1,269,413	125,009	(28,793)	1,365,629
TOTAL ASSETS	$59,494,245	$5,573,231	$(264,950)	$64,802,526

LIABILITIES & STOCKHOLDERS' EQUITY:
Liabilities:
Benefit reserves	$33,722,466	$563,415	$-	$34,285,881
Policy Claims	786,005	2,186	-	788,191
Deposit-type contracts	17,337,958	721,742	-	18,059,700
Other liabilities	1,504,217	65,224	33,864	1,603,305
Total Liabilities	53,350,646	1,352,567	33,864	54,737,077

STOCKHOLDERS' EQUITY
Preferred stock	177	-	-	177
Common stock	13,213	449,535	(444,752)	17,996
Additional paid-in capital	29,799,270	9,324,483	(5,407,416)	33,716,337
Accumulated deficit	(22,770,701)	(5,369,812)	5,369,812	(22,770,701)
Accumulated other comprehensive loss	(898,360)	(183,542)	183,542	(898,360)
Total Stockholders' Equity	6,143,599	4,220,664	(298,814)	10,065,449
TOTAL LIABILITIES & STOCKHOLDERS'	$59,494,245	$5,573,231	$(264,950)	$64,802,526
EQUITY

Pro Forma Combined Statement of Operations (Unaudited)
For the Six Month Period ended June 30, 2015

	Midwest Holding	First Wyoming	Pro forma	Pro forma
	Inc.	Capital	Adjustments	Combined
		Corporation
Income:
Premiums	$1,872,105	$222,586	$5,000	$2,099,691
Investments	299,450	45,385	16,650	361,485
Miscellaneous Income	99,244	100	(64,594)	34,750
	2,270,799	268,071	(42,944)	2,495,926
Expenses:
Death and other benefits	716,897	12,825	-	729,722
Increase in benefit reserves	498,551	28,729	-	527,280
Amortization of deferred acquisition costs	253,850	30,611	(30,611)	253,850
Salaries and benefits	991,835	305,155	-	1,296,990
Other operating expenses	1,412,871	328,205	(25,313)	1,715,763
	3,874,004	705,525	(55,924)	4,523,605
Income (loss) from operations	(1,603,205)	(437,454)	12,980	(2,027,679)
Income tax expense	-	-	-	-
Net loss	(1,603,205)	(437,454)	12,980	(2,027,679)
Less: Loss attributable to noncontrolling interests	-	-	-	-
Net income (loss)	$(1,603,205)	$(437,454)	$12,980	$(2,027,679)

Pro Forma Combined Statement of Operations (Unaudited)
For the Year Ended December 31, 2014

	Midwest Holding	First Wyoming	Pro forma	Pro forma
	Inc.	Capital	Adjustments	Combined
		Corporation
Income:
Premiums	$4,007,811	$374,478	$10,000	$4,392,289
Investments	336,420	115,180	247,637	699,237
Miscellaneous Income	295,246	-	(80,992)	214,254
	4,639,477	489,658	176,645	5,305,780
Expenses:
Death and other benefits	1,326,904	6,400	-	1,333,304
Increase in benefit reserves	1,072,740	139,279	-	1,212,019
Amortization of deferred acquisition costs	625,680	103,778	(103,778)	625,680
Salaries and benefits	2,359,140	576,597	-	2,935,737
Other operating expenses	3,160,919	650,682	(2,430)	3,809,171
	8,545,383	1,476,736	(106,208)	9,915,911
Income (loss) from operations	(3,905,906)	(987,078)	282,853	(4,610,131)
Income tax expense	-	-	-	-
Net loss	(3,905,906)	(987,078)	282,853	(4,610,131)
Less: Loss attributable to noncontrolling interests	(460,920)	-	-	(460,920)
Net income (loss)	(3,444,986)	(987,078)	282,583	(5,071,051)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

Description of Transaction

On July 31, 2015, Midwest entered into the merger agreement with First Wyoming pursuant to which First Wyoming will merge with and into a wholly owned subsidiary of Midwest, with First Wyoming surviving as a wholly-owned subsidiary of Midwest, and shortly thereafter, merged into Midwest.

At the effective time of the merger, each share of First Wyoming common stock will be converted into the right to receive 1.37 shares of Midwest voting common stock, with fractional shares rounded to a whole share.

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with SEC regulations and are intended to show how the merger might have affected the historical financial statements if the merger had been completed on January 1, 2014 for the year ended December 31, 2014, and for the six month period ended June 30, 2015 for the purposes of the statements of operations and June 30, 2015 for the purposes of the balance sheet. To the extent there are significant changes to the combined company's business following completion of the merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and for year ended December 31, 2014 combines the historical consolidated statements of operations of Midwest and First Wyoming, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma combined balance sheet as of June 30, 2015 combines the historical consolidated balance sheets of Midwest and First Wyoming, giving effect to the merger as if it had occurred on June 30, 2015.

2. Pro Forma Adjustments

The pro forma adjustments are as follows:

a.	Elimination of Midwest’s equity method investment in First Wyoming at June 30, 2014 of $941,975. The impact to the statement of operations for the period ending June 30, 2015 was an increase in investment income of $16,650 and the impact to the statement of operations for the year ended December 31, 2014 was a decrease in investment income of $247,635.

b.	First Wyoming balance sheet is adjusted to estimated market value which includes the elimination of the deferred acquisition cost of $442,039 and previously recorded goodwill of $325,000, the establishment of Value of Business Acquired (“VOBA”) of $785,616, licenses of $325,000, goodwill of $362,241, deferred profit liability of $62,657 and the elimination of the due to/from balances between Midwest and First Wyoming.

c.	First Wyoming had outstanding 3,491,054 shares of common stock (excluding 1,004,300 Midwest shares owned) to be converted to Midwest common stock at a ratio of 1.37 to 1. This resulted in converted shares of 4,782,744. The value of the First Wyoming common stock is calculated at $.82 per share for a value of $3,921,850. Common stock at par value of $.001 per share resulted in an increase to Midwest voting common stock of $4,783 and the remaining is set forth in Additional Paid in Capital.

d.	The equity of First Wyoming was eliminated as follows: common stock of $449,535, additional paid in capital of $9,324,416 and accumulated deficit of 5,369,812.

e.	Third-party administration fees incurred for First Wyoming to Midwest were eliminated in the amount of $80,992 for 2014 and $64,594 for the six months ended June 30, 2015.

f.	Amortization of VOBA of $785,616 over 10 years results in amortization expense for 2014 of $78,600 and $39,300 for the six months ended June 30, 2015. The amortization of the deferred profit liability resulted in an increase in premium income of $10,000 for 2014 and $5,000 for the six months ended June 30, 2015. The amortization of deferred acquisition costs that was previously recorded of $103,788 for 2014 and $30,611 for the six months ended June 30, 2015 were reversed

Information Concerning Midwest Executive Officers and Directors

Information concerning the names, ages, positions with Midwest, tenure as a director, and business experience of our executive officers and directors is set forth below. All executive officers are elected annually by the Board of Directors.

NAME	AGE	POSITION	DIRECTOR SINCE
Steve Conner	62	Director	2015
Rick D. Meyer	64	Chairman of the Board and Director	2003
Mark A. Oliver	56	CEO/Treasurer and Director	2010
Milton Tenopir	75	Director	2003
Jim Ballard	50	Director	2010
Jack Theeler	69	Director	2012
Les Meyer	62	Director	2009
Dana Stapleton	47	Director	2015

STEVE CONNER: Mr. Conner was appointed to the Board in March, 2015 to serve the remainder of Travis Meyer's term. Mr. Conner is a former director of Rocky Mountain Capital Corp. He was appointed to the Board of First Wyoming in 2015. He has served as a Consultant to Midwest PMS, Inc. an agricultural feed supplement manufacturer since 1975.

RICK D. MEYER: Mr. Meyer, co-founder of Midwest, was Chairman of the Board and Chief Executive Officer of the Company from 2003 until June 2009. In December 2011, he was again elected Chairman of the Board of Midwest, where he previously acted as a paid consultant from June 2009 to December 2011. Additionally, Mr. Meyer is Co-chairman of Pacific Northwest Capital Corp. ("Pacific Northwest"), chairman and CEO of Northstar Financial Corp. (“Northstar”), and Executive Vice President of New Mexico Capital Corp. ("New Mexico"), all start-up companies in Idaho, Minnesota and New Mexico respectively. In June 2012, Mr. Meyer was elected Chairman of the Board of First Wyoming Capital Corporation (“First Wyoming”) and First Wyoming Life Insurance Company (“First Wyoming Life”), and Chairman of the Board of Great Plains Financial Corp. (“Great Plains”) from 2012 until its merger with Midwest in 2014. He is also a Board Member of American Life.

MARK A. OLIVER: Mr. Oliver is currently the Chief Executive Officer and a member of the Board of Directors of American Life and Security Corp. ("American Life"), and has served in that capacity since that company received its Certificate of Authority from the Nebraska Department of Insurance on September 1, 2009. Mr. Oliver also serves as Chief Executive Officer and Treasurer and member of the Board of Directors of Midwest. From 1984 until June 2007 Mr. Oliver was employed by Citizens, Inc., a life insurance holding company with principal offices in Austin, Texas, serving as its President and in various other executive capacities since 1997. Mr. Oliver also serves as Chairman and Chief Executive Officer of New Mexico. He serves as a Director and Treasurer of Pacific Northwest, and through October 2011, he served as a Director and Treasurer of First Wyoming. In June 2012, He was named Chief Executive Officer and a member of the Board of Directors of First Wyoming and First Wyoming Life. Additionally, he serves as Chief Executive Officer and a member of the Board of Great Plains Life Assurance Co. (“Great Plains Life”) and as President and Treasurer of Northstar. From 2011 through 2014 he was Treasurer and a member of the Board of Great Plains. He was Treasurer and a Board member of Rocky Mountain from 2012 to 2014.

MILTON TENOPIR: has served as a Director of the Company since 2003. He also is Chairman of American Life and serves as a Director of Northstar. He was a Director of Great Plains from 2012 to 2014. Mr. Tenopir served for twenty-nine years as a member of the University of Nebraska football coaching staff, including 24 years under Coach Tom Osborne, and five years under Coach Frank Solich. Mr. Tenopir retired from the Cornhusker program in January of 2003. Prior to his college coaching career, Mr. Tenopir taught high school math and science.

JIM BALLARD: was elected as Director of Midwest in 2010. He is also a Board Member of American Life. Mr. Ballard is part-owner and award-winning winemaker of James Arthur Vineyards. He has both his undergraduate and Master’s degrees in Broadcast Journalism from the University of Nebraska-Lincoln. Mr. Ballard is a Past-President of the Nebraska Winery and Grape Growers Association, where he also serves as chair of the legislative committee. He serves as Chair of the Board for WineAmerica, the only National Association for American Wineries and is also a Board Member for the National Wine and Grape Initiative. Additionally, he is a Board Member for Keep Nebraska Beautiful as well as Bright Lights and serves as the School Board President for Parkview Christian School in Lincoln. Jim is a graduate of Leadership Lincoln and class XXVI of the Nebraska LEAD Program.

JACK THEELER: Mr. Theeler was elected as a Director of the Company in 2012. Mr. Theeler is a partner in the Morgan Theeler law firm of Mitchell, SD where he has been employed since 1971. He has degrees in accounting (1968) and law (1971) from the University of South Dakota. In law school he was Editor in Chief of the South Dakota Law Review and graduated magna cum laude. He was the first Chairman of the South Dakota Lottery Commission from 1986 to 1992. He is a member of American Bar Association, the State Bar of South Dakota, the Association of Defense Trial Attorneys, the South Dakota Defense Lawyers Association and an associate in the American Board of Trial Advocates. Mr. Theeler has served on numerous boards and commissions including Dakota Wesleyan University, Mitchell Area Development Corporation and the Mitchell YMCA. Mr. Theeler has been inducted into the University of South Dakota Sports Hall of Fame, the Mitchell Area Ducks Unlimited Hall of Fame and his high school basketball team has been inducted into the South Dakota High School Basketball Hall of Fame. Jack and Nancy Theeler received the 2007 Community Service Award presented annually by the Mitchell Area Chamber of Commerce. He is also a Chairman of Great Plains Life. He was a Director of Great Plains from 2010 until its merger with Midwest in 2014. He is also a Board Member of Great Plains Life and American Life.

LES MEYER: has served on the Midwest’s Board of Directors since June 2009. He also serves as a Board member of American Life. As a young man, Mr. Meyer was a professional boxer. He worked for over 35 years representing utility companies, serving as director of media relations, government relations, and customer relations. In that role, he served as the liaison between the utility company and the public service commissions. Mr. Meyer was the author of several key pieces of legislation that govern the utility industry in Nebraska. Currently he is CEO of Knockout Partners, a real estate business serving the Front Range of Colorado. He also serves as President and a member of the Board of Directors of First Wyoming, First Wyoming Life and American Life. From 2012 to 2014 he was President and a member of the Board of Rocky Mountain.

DANA STAPLETON: Mr. Stapleton was appointed to the Board in March, 2015 to serve the remainder of John Perkins' term. A former director of Great Plains Financial Corp, he is a farmer/rancher in Sisseton, South Dakota. In 2001 he was named the South Dakota Farmer of the Year and the 2002 National Farmer of the Year.

Rick Meyer and Les Meyer are brothers. There are no other family relationships among the executive officers or directors of Midwest.

CORPORATE GOVERNANCE

Board Leadership Structure

Midwest does not have a formal policy regarding the separation of its Chairman and CEO (principal executive officer) positions. The role of Chairman and CEO currently are held separately. Rick Meyer serves as Chairman and Mark Oliver serves as CEO. The Board of Directors believes that Midwest’s current leadership structure is appropriate, given the size of the Company and the Board, and achieves important objectives for the Company. Mr. Oliver is positioned to focus his energies on implementing Midwest’s business strategy and administering its day-to-day affairs. Rick Meyer is positioned to draw on his relationships with other Board members and his experience within the industry to effectively discharge the duties of Chairman.

Board’s Role in Risk Oversight

The Board of Directors as a whole has responsibility for risk oversight. The oversight responsibility of the Board is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks. This reporting is designed to focus on areas that include strategic, operational, financial and reporting, compensation, compliance and other risks. For example, the Board of Directors regularly receives reports regarding the investments and securities held by Midwest’s primary insurance subsidiary, American Life, as well as other reports regarding American Life's insurance business.

Director Independence

Presently, Midwest is not required to comply with the director independence requirements of any securities exchange. In determining whether Midwest’s directors are independent, however, it intends to comply with the rules of the NYSE MKT. The NYSE MKT listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

The NYSE MKT listing requirements state that a majority of a company’s board of directors must be independent. Our Board of Directors includes five independent directors, namely Jim Ballard, Jack Theeler, Dana Stapleton, Steve Conner and Milton Tenopir. These five independent directors constitute a majority of the Board of Directors.

Board Meetings and Committees; Annual Meeting Attendance

During 2014, four meetings of the Board of Directors were held. All members of the Board of Directors attended 100% of these meetings, except Jim Ballard, who missed one meeting.

Because Midwest is not listed on any securities exchange, it is not subject to any listing requirements mandating the establishment of any particular committees. As a result, the Board of Directors does not presently have any standing committees. All functions of a Nominating Committee, Audit Committee and Compensation Committee are performed by our Board of Directors as a whole.

Audit Committee

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its voting common stock with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Board does not have a standing Audit Committee. As a result, it does not have an Audit Committee charter. The functions that would be performed by the Audit Committee have been performed by the entire Board of Directors. The Board views its duties as an Audit Committee as follows: (i) review recommendations of independent registered accountants concerning Midwest’s accounting principles, internal controls and accounting procedures and practices; (ii) review the scope of the annual audit; (iii) approve or disapprove each professional service or type of service other than standard auditing services to be provided by the independent registered public accountants; and (iv) review and discuss with the independent registered public accountants the audited financial statements.

Nominating Committee and Selection of Director Candidates

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its Common Stock with the SEC pursuant to the Exchange Act, the Board does not have a standing Nominating Committee. It also does not have a charter regarding the nominating process. The functions that would be performed by the Nominating Committee have been performed by the entire Board of Directors.

Shareholders who wish to recommend nominees for consideration by the Board of Directors or Nominating Committee (when established) must submit their nominations in writing to Midwest’s Chairman. Submissions must include sufficient biographical information concerning the recommended individual for the Board of Directors or Nominating Committee to consider, including age, five-year employment history (with employer names and a description of the employer’s business, whether such individual can read and comprehend basic financial statements, and other board memberships if any) held by the recommended individual. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Directors or Nominating Committee and to serve if elected by the shareholders. The Board of Directors or Nominating Committee may consider such shareholder recommendations when it evaluates and recommends nominees to the Board of Directors for submission to the shareholders at each Annual Meeting.

In addition, shareholders may nominate directors for election without consideration by the Board of Directors or Nominating Committee. Any shareholder of record may nominate an individual by following the procedures and deadlines set forth in the “Proposals for 2016_Annual Meeting of Shareholders” section of this proxy statement – prospectus and by complying with the provisions of Midwest’s Bylaws.

Compensation Committee

Due to the size and structure of Midwest and its Board of Directors, and due to the fact that Midwest only recently registered its voting common stock with the SEC pursuant to the Exchange Act, the Board does not currently have a standing Compensation Committee. As a result, it does not have a Compensation Committee charter. The functions that would be performed by the Compensation Committee have been performed by the entire Board of Directors.

Compensation Committee Interlocks and Insider Participation

At the present time, all functions of a Compensation Committee are performed by our Board of Directors as a whole. Rick D. Meyer and Mark A. Oliver are members of our Board of Directors who also are executive officers and employees of Midwest. Directors who also serve as officers of Midwest do not participate in any deliberations of the Board of Directors concerning executive officer compensation.

Rick D. Meyer, our Chairman and a member of our Board of Directors, also serves as a member of the Boards of Directors of Northstar Financial Corporation, a Minnesota holding company ("Northstar"), First Wyoming Capital Corporation, a Wyoming life insurance holding company ("First Wyoming"), New Mexico Capital Corporation, a New Mexico holding company ("New Mexico"), and Pacific Northwest Capital Corp., an Idaho holding company ("Pacific Northwest"), which Boards of Directors perform the functions of a Compensation Committee for these companies. Rick D. Meyer is Chairman and Chief Executive Officer of Northstar, Chairman of First Wyoming, Co-Chairman of Pacific Northwest, and Executive VP of New Mexico. Mark A. Oliver, our CEO/Treasurer and a member of our Board of Directors, also serves as a member of the Boards of Directors of Northstar, First Wyoming, New Mexico and Pacific Northwest. Mr. Oliver is the President, COO, Treasurer and CFO of Northstar, CEO, CFO, and Treasurer of First Wyoming, Chairman and CEO of New Mexico and the Treasurer of Pacific Northwest. Les Meyer, a member of our Board of Directors, also serves as a member of the Board of Directors of First Wyoming, where he also serves as President. Milton Tenopir, a member of our Board of Directors, also serves as a member of the Board of Directors of Northstar.

Additional information concerning transactions between Midwest and entities affiliated with members of its Board of Directors is included in “Certain Relationships and Related Transactions” below.

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, directors and “beneficial owners” of more than ten percent of Midwest’s Common Stock must file initial reports of ownership and changes in ownership with the SEC under Section 16(a) of the Exchange Act. SEC regulations require these reporting persons to furnish us with copies of all Forms 3, 4 and 5, and amendments thereto, that they file with the SEC. Midwest believes that during 2014_and through the date of this filing all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements of Section 16(a) of the Exchange Act.

Code of Ethics

Midwest has adopted a Code of Ethics that applies to its officers, directors and employees of Midwest in accordance with applicable federal securities laws. A copy of the Code of Ethics was filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012. These documents may be reviewed by accessing Midwest’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to Midwest shareholders. Midwest intends to disclose any amendments to or waivers of certain provisions of the Code of Ethics in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the compensation paid or accrued by Midwest to its current Chief Executive Officer, its Chairman and its Treasurer. None of Midwest’s other officers had compensation that exceeded $100,000 for the last completed fiscal year.

SUMMARY COMPENSATION TABLE(1)

Name and				All Other
Principal Position	Year	Salary	Bonus	Compensation		Total
Rick D. Meyer,	2014	$228,898	$–	$12,000	(3)	$240,898
Chairman	2013	211,650	–	18,349	(3)	229,999
	2012	206,571	–	12,000		218,571

Travis Meyer,	2014	$138,920	$–	$14,793	(2)(3)	$153,713
Vice-Chairman(5)	2013	168,730	–	42,670	(2)(3)	211,400
	2012	172,140	–	61,327	(2)(3)	233,467

Mark A. Oliver,	2014	$180,743	$–	$17,000	(3)(4)	$197,743
CEO/Treasurer	2013	168,730	–	32,062	(3)(4)	200,792
	2012	164,640	–	61,327	(3)	176,640
____________________

(1)	In 2012, 2013 and 2014, none of the named executive officers received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)	Midwest was a party to a general agency agreement with Great American Marketing, Inc., a corporation owned by Travis Meyer (“Great American Marketing”) that terminated in 2011. This agreement was approved by the Nebraska Insurance Department. “All Other Compensation” consists of amounts paid to Great American Marketing in 2014, 2013 and 2012 pursuant to this general agency agreement, under which Great American was required to pay for recruiting, conventions, contests, prizes, awards and training of insurance agents. See “Certain Relationships and Related Transactions” below for additional information.

(3)	Automobile allowance.

(4)	Life insurance policy reimbursement.

(5)	Resigned, October 1, 2014.

Outstanding Equity Awards at Fiscal Year End

Midwest has not established any equity compensation plans or granted any equity awards under such plans to its named executive officers. As a result, none of its named executive officers had any unexercised options, unvested stock or equity incentive plan awards outstanding as of the end of our last completed fiscal year.

Midwest’s Board of Directors approved the issuance to Mark Oliver of 40,000 shares of voting common stock on March 7, 2010. The shares were issued for $1.15 per share, which was the approximate book value of the shares as of December 31, 2009. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased. The terms of the note were fulfilled in 2014.

Employment Agreements

Midwest has entered into an Employment Agreement with Rick Meyer, our Chairman. This Employment Agreement was effective on December 1, 2011 and is for a three-year term, subject to termination upon notice. On each anniversary, the Board may extend the agreement for an additional year. The Board extended the agreement in 2014. Pursuant to this agreement, Mr. Meyer is entitled to receive:

●	a base salary of $201,571 with an annual 5% cost of living increase, which amount may be adjusted by Midwest’s Board of Directors in subsequent years;
●	fringe benefits provided by Midwest to its employees in the normal course of business, including insurance coverage;
●	a car allowance of $1,000 per month; and
●	reimbursement for reasonable and necessary business expenses.

Midwest also has entered into an Employment Agreement with Mark Oliver, our CEO/Treasurer. This agreement was effective on June 8, 2011 and is for a three-year term, subject to termination upon notice. On each anniversary, the Board may extend the agreement for an additional year. The Board extended this agreement in 2014. Pursuant to this agreement, Mr. Oliver is entitled to receive:

●	a base salary of $156,000 with an annual 4% cost of living increase, which amount may be adjusted by our Board of Directors in subsequent years;
●	fringe benefits provided by us to our employees in the normal course of business, including insurance coverage;
●	car allowance of $1,000 per month; and
●	reimbursement for reasonable and necessary business expenses.

If Midwest terminates Rick Meyer or Mark Oliver without “cause” as defined in the applicable employment agreement, Midwest will be required to pay such person his base salary and provide certain benefits for the duration of the remaining term of the employment agreement or 6 months, whichever is greater. This payment would be made in exchange for an agreement not to engage in certain competitive activities with Midwest during that period.

Director Compensation

Directors who are not employees currently receive $500 for each meeting of the Board of Directors they attend. Directors receive an annual retainer of $1,000. Directors also are reimbursed for reasonable expenses related to their attendance at meetings.

The following table sets forth the compensation paid or accrued by Midwest to its directors, other than directors who are also named executive officers, for the last completed fiscal year.

DIRECTOR COMPENSATION(1)

		Fees Earned or	All Other
Name	Year	Paid in Cash	Compensation	Total
Jim Ballard	2014	$1,500	$–	$1,500
Les Meyer	2014	1,850	–	1,850
John R. Perkins(3)	2014	1,500	–	1,500
Milton Tenopir(2)	2014	30,000	–	30,000
Jack Theeler	2014	1,850	–	1,850
Steve Conner	2014	–	–	–
Dana Stapleton(4)	2014	1,500	–	1,500
____________________

(1)	In 2014, none of the directors received stock awards, option awards, non-equity incentive plan compensation or non-qualified deferred compensation earnings as defined in Item 402 of Regulation S-K.

(2)	The Company paid Mr. Tenopir a consulting fee of $2,000 per month to assist in marketing from December 2009 to May, 2012. In June, 2012, Mr. Tenopir was elected Chairman of the Company’s life insurance subsidiary, American Life and Security Corp. In that capacity, he is paid $30,000 per year.

(3)	Resigned, December 22, 2014.

(4)	Served as advisory director in 2014.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the Record Date, regarding the number and percentage of outstanding shares of voting common stock of Midwest beneficially owned by each person known by Midwest to beneficially own more than 5% of such stock, by each of our executive officers and director nominee, and by all of our directors and executive officers as a group.

		Percent of
Name and Business Address of Beneficial Owner(1)	Shares of Common Stock	Class
Five percent shareholders:
None	–	–

Directors and executive officers:
Rick D. Meyer	331,527	2.5%
Mark A. Oliver	45,443	*
Milton Tenopir	22,939	*
Jim Ballard	–	*
Jack Theeler	54,180	*
Les Meyer	56,784	*
Steve Conner	–	*
Dana Stapleton	33,863	*
All directors and executive officers as a group (8)	544,736	4.2%
____________________

*	Less than one percent.

(1)	Unless otherwise indicated, the business address of the persons named in the above table is care of Midwest Holding Inc., 2900 South 70th Street, Suite 400, Lincoln, NE 68506.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

In September 2009, Midwest entered into a general agency agreement with Great American Marketing, a corporation controlled by Travis Meyer, who was its President and Vice Chairman and a member of Midwest’s Board of Directors through October, 2014. Under the agreement, Great American was responsible for training, recruiting and oversight of American Life marketing associates, including assuming responsibility for conventions, contests, prizes and awards. This agreement was approved by the Midwest Board of Directors and the Nebraska Insurance Department. In exchange, Great American received an override on all first-year premiums written. Great American had no underwriting or claims management authority. During the years ended December 31, 2014, 2013 and 2012, Midwest paid Great American Marketing $5,793 and $25,608 and $49,327, respectively, under the terms of the agency agreement. The general agency agreement was terminated in October, 2011.

Certain Relationships and Affiliations with Similar Businesses; Potential Conflicts of Interest

Midwest and certain of its directors and officers have current or past relationships and affiliations with businesses that operate, or once operated, in the life insurance industry and that have conducted public and private stock offerings in connection with their operations. Additional information on these relationships and affiliations, organized by company, is as follows:

Northstar. In April 2010, Midwest acquired 600,000 shares of non-voting common stock of Northstar Financial Corp. (“Northstar”) for $60,000, which was converted to voting stock on June 30, 2012. As of June 30, 2015, Midwest’s ownership constituted approximately 14.3% of the issued and outstanding common stock of Northstar. Northstar was incorporated in Minnesota in April 2010 for the purpose of organizing, owning and operating a life insurance subsidiary in that state. Rick Meyer, Chairman of Midwest’s Board of Directors, is Chairman, Chief Executive Officer and a member of the Board of Directors of Northstar. Rick Meyer owns 200,000 shares of Northstar's voting common stock, or 4.8% of its outstanding common stock. Mark A. Oliver, Midwest’s Chief Executive Officer and a member of Midwest’s Board of Directors, is President, Chief Operating Officer, Treasurer, Chief Financial Officer and a member of the Board of Directors of Northstar. Mr. Oliver owns 140,000 shares of voting common stock of Northstar, or 3.3% of its outstanding common stock. Milton Tenopir, a member of Midwest’s Board of Directors, is a member of the Board of Directors of Northstar and owns 50,000 shares of voting common stock, or 1.2% of its outstanding common stock. Other former and present board members of Midwest and executive officers of Midwest also own 226,000 shares of common stock of Northstar, or 5.4% of its outstanding common stock. As of June 30, 2015, Northstar was a development stage company.

Pacific Northwest. In September 2011, Midwest acquired 600,000 shares of common stock of Pacific Northwest Capital Corp., an Idaho corporation (“Pacific Northwest”), for $60,000. In February 2014, Midwest acquired an additional 250,000 shares of common stock for $27,383. Midwest’s ownership constitutes approximately 22.4% of the outstanding common stock of Pacific Northwest as of June 30, 2015. Pacific Northwest was incorporated in Idaho in October 2010 for the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. Rick Meyer, Chairman of Midwest’s Board of Directors, is Co-Chairman and a member of the Board of Directors of Pacific Northwest. Rick Meyer owns 200,000 shares of common stock, or 5.3% of the outstanding common stock of Pacific Northwest. Mark A. Oliver, Midwest’s Chief Executive Officer and a member of Midwest’s Board of Directors, is Treasurer and a member of the Board of Directors of Pacific Northwest. Mr. Oliver owns 200,000 shares of common stock of Pacific Northwest, or 5.3% of its outstanding common stock. Todd C. Boeve, Midwest’s Vice President, Agency & Corporate Secretary is a member of the Board of Directors of Pacific Northwest. Mr. Boeve owns 50,000 shares of common stock of Pacific Northwest, or 1.3% of its outstanding common stock. Several other of Midwest’s current and past board members and executive officers own 305,000 shares of common stock of Pacific Northwest or 8.0% of the outstanding common stock of Pacific Northwest. As of June 30, 2015, Pacific Northwest was a development stage company. In 2014, Midwest changed its carrying method in Pacific Northwest from cost to equity.

New Mexico Capital Corp. In June, 2012, Midwest acquired 300,000 shares of common stock of Mountain States Capital Corporation, a New Mexico corporation (“Mountain States”), for $30,000. Midwest subsequently acquired an additional 12,500 shares. In 2013 the name of Mountain States was changed to New Mexico Capital Corp. Great Plains also owned 200,000 shares of New Mexico Capital Corp. common stock, which subsequently became owned by Midwest after Great Plains was acquired by Midwest. Midwest’s ownership constitutes approximately 12.9% of the issued and outstanding common stock of New Mexico Capital Corp. as of June 30, 2015. Rick Meyer, Chairman of Midwest’s Board of Directors, is Vice President and a member of the Board of Directors of New Mexico Capital Corp. Rick Meyer owns 200,000 shares of common stock of New Mexico Capital Corp., or 5.0% of its outstanding common stock. Mark A. Oliver, Midwest’s Chief Executive Officer and a member of Midwest’s Board of Directors, is Chief Executive Officer and Chairman of the Board and a member of the Board of Directors of New Mexico Capital Corp. Mr. Oliver owns 200,000 shares of common stock of New Mexico Capital Corp., or 5.0% of its outstanding common stock. Todd C. Boeve is Midwest’s Vice President, Agency & Corporate Secretary, and a member of the Board of Directors of New Mexico Capital Corp. Mr. Boeve owns 75,000 shares of common stock, or 1.9% of the outstanding common stock of New Mexico Capital Corp. Several other of Midwest’s current and past board members and executive officers own 455,000 shares of common stock of New Mexico Capital Corp., or 11.4% of the outstanding common stock. As of June 30, 2015, New Mexico Capital Corp. was a development stage company. In 2014, Midwest changed its carrying method in Pacific Northwest from cost to equity.

First Wyoming. In July 2009, Midwest acquired 350,000 shares of common stock of First Wyoming Capital Corporation (“First Wyoming”), a development stage insurance holding company formed under Wyoming law, for $35,000 and the funding of $20,000 of pre-incorporation expenses. First Wyoming was incorporated in Wyoming in July 2009 for the purpose of organizing a life insurance subsidiary in that state and becoming an insurance holding company. First Wyoming's life insurance subsidiary received its Certificate of Authority to operate in Wyoming on July 1, 2011. Mark A. Oliver, Midwest’s Chief Executive Officer and a member of Midwest’s Board of Directors, serves as a member of First Wyoming’s Board of Directors and as its Chief Executive Officer. He owns 20,400 shares of First Wyoming common stock or 0.5%. Rick Meyer, Chairman and a member of Midwest’s Board of Directors, serves as a member of First Wyoming’s Board of Directors and its Chairman. He owns 22,100 shares of First Wyoming common stock or 0.5%. Les Meyer, a member of the Midwest Board of Directors, serves as President and a member of First Wyoming’s Board of Directors. Les Meyer, a member of the Midwest Board of Directors, owns 60,840 shares of common stock of First Wyoming, or 1.4% of its outstanding common stock. Steve Conner, a member of the Midwest Board of Directors, owns 6,800 shares of First Wyoming common stock or 0.2%. In September and October, 2012, Midwest acquired an additional 596,500 shares of First Wyoming at $1.10 per share. In 2014, Rocky Mountain Capital Corp., a Colorado holding company, was acquired by First Wyoming, and Midwest received additional shares of First Wyoming common stock because it owned shares of Rocky Mountain Capital Corp., bringing its total ownership of First Wyoming shares to 1,004,300 or 22.3% of the outstanding First Wyoming shares. As a result of obtaining control of First Wyoming, Midwest changed its method of carrying the investment in First Wyoming from cost to equity as required by generally accepted accounting principles.

These past and present relationships with similar businesses could result in a potential conflict of interest should Midwest decide to offer life insurance products in any of the states in which these other companies do business to the extent that a relationship with the other companies is on-going. In addition, a potential conflict of interest could arise if any of those companies chose to do business in Nebraska to the extent that a relationship with the other companies is on-going. For that reason, any decision relating to such business will be made by the disinterested members of the board of directors and any member of the board having an interest in another company will recuse himself or herself from voting or discussing the matter.

COMPARISON OF RIGHTS OF SECURITYHOLDERS

Upon consummation of the merger, the holders of issued and outstanding First Wyoming common stock who have not properly asserted appraisal rights will receive Midwest voting common stock. The rights of the holders of Midwest shares are governed by Midwest’s Articles of Incorporation, its bylaws and Nebraska law, while the rights of holders of First Wyoming shares are governed by its Articles of Incorporation, bylaws and Wyoming law. In most respects, the rights of holders of Midwest voting common stock and holders of First Wyoming shares are similar. The following is a brief comparison of the rights of the holders of First Wyoming stock, and Midwest voting common stock.

AUTHORIZED SHARES

The total number of shares of classes of capital stock which Midwest is authorized to issue is 140,000,000 shares of common stock with a par value of $0.001 per share, with 120,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock authorized, and 10,000,000 shares of preferred stock, of which 2,000,000 shares of Convertible Series A Preferred Stock have been authorized with a par value of $0.001 per share and 1,000,000 shares of Convertible Series B Preferred Stock have been authorized with a par value of $0.001 per share. As of the date hereof, there are 74,159 shares of Convertible Series A Preferred Stock issued and outstanding, 102,669 shares of Convertible Series B Preferred Stock issued and outstanding, and 13,167,654 shares of voting common stock issued and outstanding and no shares of non-voting common stock are issued or outstanding. The total number of warrants outstanding is 1,179, which warrants are exercisable through December 31, 2016 for an aggregate 11,790 shares of Midwest voting common stock at an exercise price of $6.50 per share. All of the foregoing issued and outstanding shares have been duly issued, and are fully paid and non-assessable.

The aggregate number of shares which First Wyoming is authorized to issue is 100,000,000 shares of common stock of which 4,495,354 of such shares are issued and outstanding, fully paid and non-assessable, and 550,000 shares of preferred stock with none of such shares issued or outstanding.

DIVIDEND RIGHTS

If Midwest were to declare and pay any cash dividends, the cash dividends paid upon each share of Midwest voting common stock would be the same for all shares.

If First Wyoming were to declare and pay any dividends, the dividends paid upon the shares of First Wyoming stock would be the same for all shares.

VOTING RIGHTS

Those who hold First Wyoming stock on the date the merger (other than Midwest) becomes effective will be entitled as a group to hold approximately 4,783,081 shares of Midwest voting common stock, or approximately 26.6% of the Midwest shares that Midwest anticipates will then be outstanding.

Each outstanding share of Midwest and First Wyoming voting common stock is entitled to one vote upon each matter submitted to a vote of the shareholders.

Voting for Directors

Directors of Midwest and First Wyoming are elected at the annual meeting of stockholders by a plurality of the votes cast at the election. Midwest’s Bylaws provide for cumulative voting rights in the elections of directors. First Wyoming shareholders do not have cumulative voting rights in the elections of directors pursuant to Wyoming law. The right to cumulate votes for directors means that the shareholders are entitled to multiply the number of votes that they are entitled to cast by the number of directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates.

Voting other than for Directors – Midwest

The Bylaws of Midwest provide that when, with respect to any action to be taken by Midwest shareholders, the voting requirements shall be as provided by the Nebraska Business Corporation Act, which generally provide that when a quorum exists, action on a matter, other than the election of directors, by a voting group shall be approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action unless the articles of incorporation or the act requires a greater number of affirmative votes. However, amendments to the Midwest Articles of Incorporation and approval of mergers, share exchanges and extraordinary asset transfers require that each voting group entitled to vote separately on the matter require the affirmative vote of a majority of all the votes entitled to be cast by that voting group.

Voting other than for Directors – First Wyoming

For First Wyoming the Wyoming Business Corporation Act ("WBCA") generally requires shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Unless the articles of incorporation or the WBCA provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter and if a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the articles of incorporation or the WBCA require a greater number of affirmative votes.

With respect to amendments to the articles of incorporation, the amendment to be adopted must be approved by: (i) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would change the rights, terms or preferences of the shares comprising such voting group or if such amendment creates a new class of shares, or modifies an existing class of shares that would have economic rights that are prior or superior to the shares held by the voting group; and (ii) if a quorum exists, the amendment is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action.

With respect to mergers, conversions, share exchanges and sales of asset outside of the ordinary course of business, the WBCA generally requires the approval of the shareholders at a meeting at which a quorum exists by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and if by voting group, by each voting group, the approval of each voting group at a meeting at which a quorum of the voting group is present.

A majority of the shares of stock entitled to vote constitutes a quorum under the bylaws of First Wyoming. The bylaws of Midwest provide that a quorum for the transaction of business and voting requirements shall be as provided by Nebraska corporate law. Nebraska currently provides that a majority of the shares entitled to vote constitutes a quorum.

The bylaws of Midwest provide that the shareholders may take action without a meeting, and all shareholders entitled to vote must consent to the action in writing. Regarding First Wyoming, the WBCA provides that shareholders may take action without a meeting if all shareholders entitled to vote consent to the action in writing.

The bylaws of First Wyoming provide that the power to alter, amend, or repeal its bylaws is vested either in the Boards of Directors or the shareholders. Midwest’s bylaws provide that Midwest’s Board of Directors has the power to alter, amend and repeal Midwest’s bylaws not inconsistent with the laws of Nebraska.

Special meetings of First Wyoming shareholders may be called at any time by the President, Chair of the Board, a majority of the Board of Directors or by holders of at least 10% of the shares entitled to vote, for any purpose or purposes for which meetings may be lawfully called. Special meetings of Midwest shareholders may be called by Midwest’s President, by its Board of Directors, or by the holders of not less than ten percent (10%) or more of all Midwest shares entitled to vote.

A majority of the shares of stock entitled to vote constitutes a quorum under the bylaws of First Wyoming. The bylaws of Midwest provide that a quorum for the transaction of business shall be a provided by Nebraska law, which currently provides that the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group.

PREEMPTIVE RIGHTS

Authorized Midwest and First Wyoming shares may be issued at any time, and from time to time, in such amounts and for such consideration as may be fixed by the Boards of Directors of the respective corporations. No holder of shares has any pre-emptive or preferential right to purchase or to subscribe for any shares of capital stock or other securities which may be issued by their respective corporations.

LIABILITY OF DIRECTORS

As authorized by Nebraska law, Midwest’s Articles of Incorporation contain a provision - Article VIII Personal Liability of Directors - that states a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take action as a director except for liability (i) for the amount of a financial benefit received by a director to which he or she is not entitled; (ii) for intentional infliction of harm on the corporation or its shareholders; (iii) for a violation of Neb. Rev. Stat. §21-2096 (which relates to unlawful distribution of assets); and (iv) for an intentional violation of criminal law. Likewise, First Wyoming’s bylaws contain a provision that states that to the no director shall be liable to the corporation or the stockholders for monetary damages for actions taken in good faith.

In addition, Midwest’s Articles of Incorporation contain a provision – Article VI – Indemnification - that states that it shall indemnify its directors and officers, to the fullest extent permitted by law, for liability to any person for any action taken, or any failure to take any action, as a director or officer. Wyoming law contains a similar provision.

There is no provision in the Articles of Incorporation of First Wyoming limiting the liability of directors. The WBCA provides that a director is not liable for any action taken, or any failure to take an action, as a director if he or she acted in good faith, with the care of an ordinary prudent person in a manner he or she reasonably believes to be in the best interests of the corporation.

LIQUIDATION RIGHTS

In the event of any liquidation, dissolution or winding up of Midwest or First Wyoming, whether voluntary or involuntary, the holders of shares are entitled to share, on a share-for share basis, any of the assets or funds in their respective corporations which are distributable to the shareholders upon such liquidation, dissolution or winding up.

ASSESSMENT AND REDEMPTION

Midwest shares to be issued upon consummation of the merger will be fully paid and nonassessable. First Wyoming shares are deemed to be fully paid and nonassessable. Midwest’s and First Wyoming’s shares of voting common stock are not subject to redemption, conversion or further assessment.

TRANSFER AGENT

The transfer agent for shares of First Wyoming and Midwest stock is Computershare.

EXPERTS

The consolidated financial statements of Midwest Holding Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years then ended, are included herein in reliance upon the report of McGladrey LLP, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of First Wyoming Capital Corporation and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the two year periods ended December 31, 2014, are included herein in reliance upon the report of McGee, Hearne & Paiz, LLP, independent public accountants, upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of Midwest voting common stock to be issued pursuant to the Merger Agreement will be passed upon by Jones & Keller, P.C., Denver, Colorado. Jones & Keller, P.C. has also given the tax opinion referred to under “Certain Federal Income Tax Consequences.”

OTHER MATTERS

The First Wyoming Board does not intend to bring any matters before the special meeting other than those specifically set forth in the notice of the special meeting accompanying this proxy statement – prospectus and it does not know of any matters to be brought before the special meeting by others. If any other matters properly come before the special meeting, it is the intention of the persons named in the accompanying proxies to vote such proxies in accordance with the judgment of the First Wyoming Board.

INDEX TO FINANCIAL STATEMENTS

Page
Midwest Holding Inc.

Consolidated Financial Report – December 31, 2014
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet at December 31, 2014 and 2013	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014 and 2013	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2014 and 2013	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-6
Supplemental Cash Flow Information for the years ended December 31, 2014 and 2013	F-7

Notes to Consolidated Financial Statements	F-8

Consolidated Financial Report – June 30, 2015
Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014 (unaudited)	F-28
Condensed Consolidated Statement of Comprehensive Income for the three months ended June 30, 2014	F-29
and 2014, and the six months ended June 30, 2015 and 2014 (unaudited)
Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2015 and 2014	F-30
(unaudited)

Notes to unaudited Condensed Consolidated Financial Statements	F-31

First Wyoming Capital Corporation

Consolidated Financial Report – December 31, 2014
Independent Auditor’s Report	F-48
Consolidated Balance Sheet at December 31, 2014 and 2013	F-49
Consolidated Statement of Revenue and Expenses at December 31, 2014 and 2013	F-50
Consolidated Statements of Comprehensive Loss at December 31, 2014 and 2013	F-51
Consolidated Statements of Changes in Shareholders’ Equity at December 31, 2014 and 2013	F-52
Consolidated Statements of Cash Flows at December 31, 2014 and 2013	F-53

Notes to Consolidated Financial Statements	F-55

Consolidated Financial Report – June 30, 2015
Condensed Consolidated Balance Sheets (unaudited) at June 30, 2015 and December 31, 2014	F-67
Condensed Consolidated Statements of Revenue and Expenses (unaudited) for the Three Months Ended	F-68
June 30, 2015 and June 30, 2014, and the Six Months Ended June 30, 2015 and June 30, 2014
Condensed Consolidated Statements of Cash Flows (unaudited) for the Six Months Ended June 30, 2015 and 2014	F-69

Notes to Condensed Consolidated Financial Statements	F-70

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Midwest Holding Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Midwest Holding Inc. and Subsidiaries (the Company) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedules of Midwest Holding Inc. listed in Item 15. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Holding Inc. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ McGladrey LLP
Omaha, Nebraska
March 31, 2015

Midwest Holding Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2013

	2014	2013
Assets
Investments, available for sale, at fair value
Fixed maturities (amortized cost: $19,289,551 and $14,932,459, respectively)	$18,954,190	$14,190,707
Equity securities (cost: $75,000 and $75,000, respectively)	75,000	75,000
Equity method investments	978,744	1,800,859
Equity securities, at cost	124,250	1,258,861
Mortgage loans on real estate, held for investment	349,386	665,569
Real estate, held for investment	541,809	553,849
Policy Loans	374,186	369,513
Notes receivable	-	27,383
Short-term investments	-	1,180,314
Total investments	21,397,565	20,122,055
Cash and cash equivalents	2,310,047	3,377,978
Amounts recoverable from reinsurers	29,012,678	30,660,618
Interest and dividends due and accrued	192,879	189,280
Due premiums	649,478	653,137
Deferred acquisition costs, net	2,646,970	2,722,819
Value of business acquired, net	733,386	821,771
Intangible assets	700,000	700,000
Goodwill	1,129,824	1,129,824
Property and equipment, net	329,835	372,368
Other assets	1,324,456	1,473,745
Total assets	$60,427,118	$62,223,595
Liabilities and Stockholders' Equity
Liabilities:
Benefit reserves	$33,310,360	$33,866,409
Policy claims	1,045,503	529,139
Deposit-type contracts	16,461,061	14,739,655
Advance premiums	82,504	87,850
Total policy liabilities	50,899,428	49,223,053
Accounts payable and accrued expenses	940,955	1,451,464
Surplus notes	550,000	550,000
Total liabilities	52,390,383	51,224,517
Commitments and Contingencies (See Note 8)
Stockholders' Equity:
Preferred stock, Series A, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 2,000,000 shares; issued and outstanding 74,159 shares
as of December 31, 2014 and 2013.	74	74
Preferred stock, Series B, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 1,000,000 shares; issued and outstanding 102,669 shares as of
December 31, 2014 and no shares outstanding as of December 31, 2013.	103	-
Common stock, $0.001 par value. Authorized 120,000,000 shares; issued and
outstanding 13,167,654 and 9,120,239 shares, respectively.	13,168	9,121
Additional paid-in capital	29,583,631	25,131,714
Stock subscription receivable	-	(1,917)
Accumulated deficit	(21,167,496)	(17,722,510)
Accumulated other comprehensive loss	(392,745)	(740,091)
Total Midwest Holding Inc.'s stockholders' equity	8,036,735	6,676,391
Noncontrolling interests	-	4,322,687
Total stockholders' equity	8,036,735	10,999,078
Total liabilities and stockholders' equity	$60,427,118	$62,223,595

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2014 and 2013

	2014	2013
Income:
Premiums	$4,007,810	$4,331,329
Investment income (loss), net of expenses	(9,883)	518,049
Net realized gains on investments	346,304	5,736
Miscellaneous income	295,246	246,328
	4,639,477	5,101,442
Expenses:
Death and other benefits	1,326,904	676,524
Increase in benefit reserves	1,072,740	1,282,878
Amortization of deferred acquisition costs	625,680	861,840
Salaries and benefits	2,359,140	1,945,723
Other operating expenses	3,160,919	2,556,094
	8,545,383	7,323,059
Loss before income tax expense	(3,905,906)	(2,221,617)
Income tax expense	-	-
Net loss	(3,905,906)	(2,221,617)
Less: Loss attributable to noncontrolling interest	(460,920)	(267,481)
Net loss attributable to Midwest Holding Inc.	$(3,444,986)	$(1,954,136)
Comprehensive income (loss):
Unrealized gains (losses) on investments
arising during period	388,277	(701,973)
Less: reclassification adjustment for net
realized gains on investments	(4,391)	(5,736)
Other comprehensive income (loss)	383,886	(707,709)
Less: Comprehensive income (loss) attributable to noncontrolling interest	36,540	(31,970)
Total comprehensive income (loss) income attributable to Midwest Holding Inc.	347,346	(675,739)
Comprehensive loss attributable to Midwest Holding Inc.	$(3,097,640)	$(2,629,875)
Net loss attributable to Midwest Holding Inc.
per common share, basic and diluted	$(0.32)	$(0.29)

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2014 and 2013

						Accumulated	Total Midwest
			Additional	Stock		Other	Holding Inc.'s		Total
	Preferred	Common	Paid-In	Subscription	Accumulated	Comprehensive	Stockholders'	Noncontrolling	Stockholders'
	Stock	Stock	Capital	Receivable	Deficit	Loss	Equity	Interests	Equity
Balance, December 31, 2012
as previously reported	$74	$9,106	$25,361,520	$(13,417)	$(15,756,994)	$(64,352)	$9,535,937	$4,705,311	$14,241,248
Equity Method for Pacific
Northwest Capital Corp.	-	-	-	-	(11,380)	-	(11,380)	-	(11,380)
Balance, December 31, 2012	$74	$9,106	$25,361,520	$(13,417)	$(15,768,374)	$(64,352)	$9,524,557	$4,705,311	$14,229,868
Non-cash compensation expense	-	-	-	11,500	-	-	11,500		11,500
Issuances of common stock,
net of capital raising expenses	-	60	(60)	-	-	-	-	-	-
Repurchases of common stock	-	(45)	(215,738)	-	-	-	(215,783)	-	(215,783)
Changes in equity of non-controlling interest	-	-	(14,008)	-	-	-	(14,008)	(83,173)	(97,181)
Net loss	-	-	-	-	(1,954,136)	-	(1,954,136)	(267,481)	(2,221,617)
Other comprehensive loss	-	-	-	-	-	(675,739)	(675,739)	(31,970)	(707,709)
Balance, December 31, 2013	$74	$9,121	$25,131,714	$(1,917)	$(17,722,510)	$(740,091)	$6,676,391	$4,322,687	$10,999,078
Non-cash compensation expense	-	-	-	1,917	-	-	1,917	-	1,917
Issuances of preferred stock	103	-	615,909	-	-	-	616,012	-	616,012
Repurchases of common stock	-	(47)	(58,205)	-	-	-	(58,252)	-	(58,252)
Changes in equity of non-controlling interest	-	4,094	3,894,213	-	-	-	3,898,307	(3,898,307)	-
Net loss	-	-	-	-	(3,444,986)	-	(3,444,986)	(460,920)	(3,905,906)
Other comprehensive income	-	-	-	-	-	347,346	347,346	36,540	383,886
Balance, December 31, 2014	$177	$13,168	$29,583,631	$-	$(21,167,496)	$(392,745)	$8,036,735	$-	$8,036,735

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities:
Net loss	$(3,905,906)	$(2,221,617)
Adjustments to reconcile net loss to net cash and cash equivalents provided by
(used in) operating activities:
Net adjustment for premium and discount on investments	174,471	138,957
Depreciation and amortization	275,082	322,809
Deferred acquisition costs capitalized	(549,831)	(933,702)
Amortization of deferred acquisition costs	625,680	861,840
Net realized gains on investments	(346,304)	(5,736)
Equity in the net loss of unconsolidated subsidiaries	438,174	13,720
Non-cash compensation expense	1,917	11,500
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	1,647,940	1,604,845
Interest and dividends due and accrued	(3,599)	(42,342)
Due premiums	3,659	166,986
Policy liabilities	(334,300)	(260,257)
Other assets and liabilities	(361,220)	855,762
Net cash (used in) provided by operating activities	(2,334,237)	512,765
Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(14,244,320)	(10,334,469)
Proceeds from sale or maturity	9,660,991	7,088,586
Net change in equity securities carried at cost:
Purchases	(61,383)	(15,000)
Proceeds from sale or maturity	1,955,500	9,000
Proceeds from payments on mortgage loans on real estate, held for investment	316,183	11,442
Net change in policy loans	(4,673)	(94,849)
Net change in notes receivable	27,383	-
Net change in short-term investments	1,180,314	(9,034)
Purchases of property and equipment	(132,124)	(94,491)
Net cash (used in) investing activities	(1,302,129)	(3,438,815)
Cash Flows from Financing Activities:
Repurchases of common stock	(58,252)	(215,783)
Proceeds from issuance of preferred stock	616,012	-
Payments on surplus notes	-	(100,000)
Net transfers from noncontrolling interest	-	(97,181)
Receipts on deposit-type contracts	2,409,659	2,636,959
Withdrawals on deposit-type contracts	(398,984)	(266,522)
Net cash provided by financing activities	2,568,435	1,957,473
Net increase (decrease) in cash and cash equivalents	(1,067,931)	(968,577)
Cash and cash equivalents:
Beginning	3,377,978	4,346,555
Ending	$2,310,047	$3,377,978

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Supplemental Cash Flow Information
Years Ended December 31, 2014 and 2013

	2014	2013
Supplemental Disclosure of Non-Cash Information
Exchange of common stock for non-controlling interest	$3,861,768	$-

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations: Midwest Holding Inc. (Midwest or the Company) was incorporated in Nebraska on October 31, 2003 for the primary purpose of organizing a life insurance subsidiary. From 2003 to May 2009, Midwest was focused on raising capital, first through private placements and finally through an intra-state offering of 2,000,000 common shares at $5.00 per share. These offerings sold out, including a 10% over sale on the final offering. Midwest became operational during the year ended December 31, 2009. Upon capitalizing American Life & Security Corp. (American Life) and acquiring Capital Reserve Life Insurance Company (Capital Reserve), as described below, Midwest deemed it prudent to raise additional capital to fund primarily the expansion of the life insurance operation. Beginning in 2009, American Life, a wholly owned subsidiary of Midwest, was authorized to do business in the State of Nebraska. American Life was also granted a certificate of authority to write insurance in the State of Nebraska on September 1, 2009. American Life is engaged in the business of underwriting, selling, and servicing life insurance and annuity policies.

During the second quarter of 2010, American Life completed the purchase of a 100% ownership interest in Capital Reserve, a dormant insurance company domiciled in Missouri. Capital Reserve is licensed in the states of Kansas and Missouri. Currently, 100% of the policies issued by Capital Reserve are reinsured to an unaffiliated reinsurer.

In August, 2010, Midwest began an exempt offering of shares to existing holders in the state of Nebraska at $5.00 per share. Midwest raised approximately $7,400,000 before capital raising expenses through this offering that extended into 2011. Additionally, Midwest offered a newly-created class of preferred shares to residents of Latin America. The preferred shares are non-voting and convert to common shares in 2015 at the rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). The shares were sold at $6.00 per share and a total of 74,159 were sold in 2010.

On November 8, 2010, the Company entered into an agreement to acquire all of the issued and outstanding capital stock of Old Reliance Insurance Company (Old Reliance), an Arizona-domiciled life insurance company. The plan provided for American Life to merge into Old Reliance following the purchase, with the survivor changing its name to American Life & Security Corp. In the transaction, the sole shareholder of Old Reliance received: (i) Approximately $1.6 million in cash, (ii) $500,000 in the form of a surplus debenture issued by American Life, and (iii) 150,000 shares of voting common stock of the Company ($750,000 fair value). The transaction including the merger was consummated on August 3, 2011.

During the third quarter of 2011, control was attained on a previous noncontrolling interest in Security Capital Corporation (Security Capital), an Arkansas corporation formerly known as Arkansas Security Capital Corporation. Security Capital is a development stage company that has not conducted operations apart from raising capital.

In August 2011, the Company acquired a controlling interest ownership of Hot Dot, Inc. (Hot Dot), a company organized to develop, manufacture, and market the Alert Patch. Additionally, Midwest controlled a majority of the Board of Directors. During the third quarter of 2011, Hot Dot purchased certain assets of IonX Capital Holding Inc. The consideration paid by Hot Dot was $1.05 million in cash. The purchase price was primarily allocated to a patent asset for a thermochromatic patch for monitoring and detecting body temperature. On September 12, 2012, Hot Dot repurchased 1,000,000 shares of Hot Dot stock from Midwest for a purchase price of $750,000. As a result of the stock repurchase by Hot Dot, Midwest ceased to have a controlling financial interest in Hot Dot and subsequently deconsolidated Hot Dot on the effective date of the stock repurchase. Hot Dot is a development stage company that has not conducted operations apart from raising capital and acquiring the patent mentioned previously. Hot Dot repurchased the 1,500,000 remaining shares owned by Midwest on October 1, 2014 for $775,000 resulting in a gain of 251,102.

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each company, generate fee income for the Company. Services provided to each company vary based on their needs and can include some or all aspects of back-office accounting and policy administration. The Company has been able to perform its TPA services using its existing in-house resources.

During the first quarter of 2012, the Company purchased additional shares of Great Plains Financial Corporation (Great Plains). As a result of the increased ownership, the Company changed its method of carrying the investment from cost to equity. During the third quarter of 2012, the Company began providing TPA services to Great Plains and Great Plains’ wholly owned subsidiary, Great Plains Life Assurance Company (Great Plains Life). At the end of the third quarter of 2012, Mark Oliver, our Chief Executive Officer and a member of our Board of Directors, was appointed to serve as President of the Company in addition to his role as Executive Vice President, CEO, and CFO of Great Plains. During the fourth quarter of 2012, the Company purchased additional shares of Great Plains, which increased our ownership to 24.5% as of December 31, 2012. As a result of the Company’s ability to significantly influence the operations of Great Plains, the Company began consolidating Great Plains during fourth quarter of 2012. An additional purchase of shares in the first quarter of 2013 increased our ownership of Great Plains to 25.7% as of December 31, 2013. As of August 5, 2014, the Great Plains remaining 74.3% ownership was acquired by Midwest.

During the first quarter of 2014, the Company purchased additional shares of Pacific Northwest Capital Corporation (PNC) which increased Midwest’s ownership to 22.4% which required us to change our method of carrying the investment from cost to equity.

Basis of presentation: The accompanying consolidated financial statements include the accounts of Midwest, our wholly owned subsidiary American Life, American Life’s wholly owned subsidiaries Capital Reserve and Great Plains Life Assurance Company. Hereafter, entities are collectively referred to as the “Company,” “we,” “our” or “us.”

Management evaluates the Company as one reporting segment in the life insurance industry. The Company is primarily engaged in the underwriting and marketing of life insurance products through its subsidiaries. The product offerings, the underwriting processes, and the marketing processes are similar. The Company’s product offerings consist of a multi-benefit life insurance policy that combines cash value life insurance with a tax deferred annuity and a single premium term life product. These product offerings are underwritten, marketed, and managed primarily as a group of similar products on an overall portfolio basis.

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions have been eliminated in consolidation and certain immaterial reclassifications have been made to the prior period results to conform to the current period’s presentation with no impact on results of operations or total stockholders’ equity.

Investments: All fixed maturities and a portion of the equity securities owned by the Company are considered available-for-sale and are included in the consolidated financial statements at their fair value as of the financial statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes, are included in comprehensive loss.

Declines in the fair value of available for sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings, and the intent and ability of the Company to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the years ended December 31, 2014 or 2013.

Included within the Company’s equity securities carried at cost and equity method investments are certain privately placed common stocks for several development stage holding companies organized for the purpose of forming life insurance subsidiaries. Our privately placed common stocks are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. These securities do not have a readily determinable fair value. The Company does not control these entities economically, and therefore does not consolidate these entities. The Company reports the earnings from privately placed common stocks accounted for under the equity method in net investment income.

Investment income consists of interest, dividends, gains and losses from equity method investments, and real estate income, which are recognized on an accrual basis and amortization of premiums and discounts.

Mortgage loans on real estate, held for investment: Mortgage loans on real estate, held for investment are carried at unpaid principal balances. Interest income on mortgage loans on real estate, held for investment is recognized in net investment income at the contract interest rate when earned. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the mortgage agreement. Valuation allowances on mortgage loans are established based upon losses expected by management to be realized in connection with future dispositions or settlement of mortgage loans, including foreclosures. The Company establishes valuation allowances for estimated impairments on an individual loan basis as of the balance sheet date. Such valuation allowances are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate. These evaluations are revised as conditions change and new information becomes available. No valuation allowance was established for mortgage loans on real estate, held for investment as of December 31, 2014 and 2013, primarily due the sale of three of the mortgage loans during the fourth quarter of 2014 with the two remaining loans being sold during January 2015.

Policy loans: Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. No valuation allowance is established for these policy loans as the amount of the loan is fully secured by the death benefit of the policy and cash surrender value.

Notes receivable: Notes receivable are stated at their outstanding principal amount. Outstanding notes accrue interest based on the terms of the respective note agreements.

Short-term investments: Short-term investments are stated at cost and consist of certificates of deposit. At December 31, 2014 the Company did not have any short-term investments. At December 31, 2013, the Company had certificates of deposits where the cost of those investments approximated fair value due to the short duration to maturity.

Real estate, held for investment: Real estate, held for investment is comprised of ten condominiums in Hawaii acquired in the purchase of Old Reliance. Real estate is carried at depreciated cost. Depreciation on residential real estate is computed on a straight-line basis over 50 years.

Cash and cash equivalents: The Company considers all liquid investments with original maturities of three months or less when purchased to be cash equivalents. At December 31, 2014, the Company had no cash equivalents. At December 31, 2013, cash equivalents consisted primarily of money market accounts. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk in these balances.

Deferred acquisition costs: Deferred acquisition costs consist of incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The Company evaluates the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisitions.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 analysis that all deferred acquisition costs were recoverable.

The following table provides information about deferred acquisition costs for the years ended December 31, 2014 and 2013, respectively.

	Year Ended December 31,
	2014	2013
Balance at beginning of period	$2,722,819	$2,650,957
Capitalization of commissions, sales and issue expenses	549,831	933,702
Gross amortization	(625,680)	(861,840)
Balance at end of period	$2,646,970	$2,722,819

Value of business acquired: Value of business acquired represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. As previously discussed, American Life purchased Capital Reserve during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. This asset is being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years. The Company recognized amortization expense of $11,633 for each of the years ended December 31, 2014 and 2013 relative to this transaction.

Additionally, the Company paid an upfront ceding commission of $375,000 to Security National Life Insurance Company (SNL). An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission. This asset is being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years, resulting in annual amortization of $34,801. Amortization recognized during each of the years ended December 31, 2014 and 2013 relative to this transaction totaled $34,801. The agreement has an automatic renewal provision unless the Company notifies SNL of its intention not to renew, no less than 180 days prior to the expiration of the then current agreement. Each automatic renewal period is for one year. This reinsurance remains in place.

Additionally, American Life purchased Old Reliance in August 2011, resulting in an initial capitalized asset for value of business acquired of $824,485. This asset is being amortized over the life of the related policies (refer to “revenue recognition and related expenses” discussed later regarding amortization methods). Amortization recognized during the years ended December 31, 2014 and 2013 totaled $41,951 and $96,353, respectively.

Recoverability of value of business acquired is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 and 2013, analysis that all value of business acquired were recoverable.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company elected to forgo the qualitative impairment analysis and performed the first step of the goodwill quantitative analysis to determine if the fair value of the reporting unit was in excess of the carrying value. As of December 31, 2014 and 2013, the fair value of the Company’s reporting units exceeded the carrying value of the net assets assigned to that unit and the Company was not required to perform further testing for impairment. Management's determination of the fair value of each reporting unit incorporates multiple inputs including, peer company price to earnings multiples and assumptions that market participants would make in valuing the reporting unit. Other assumptions can include levels of economic capital, future business growth, and earnings projections.

The Company assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

The Company compared the carrying value of its identifiable indefinite-lived intangible assets to the sum of the future discounted cash flows. As of December 31, 2014 and 2013, the sum of the future discounted cash flows exceeded the carrying value of the indefinite-lived intangible assets. The assumptions and estimates used to determine future values are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our revenue forecasts.

Property and equipment: Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. Furniture and equipment is depreciated over 3 to 7 years and computer software and equipment is generally depreciated over 3 years. Depreciation expense totaled $174,658 and $167,982 for the years ended December 31, 2014 and 2013, respectively. The accumulated depreciation totaled $713,166 and $545,646 as of December 31, 2014 and December 31, 2013, respectively.

Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of the asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. The Company determined that no such events occurred that would indicate the carrying amounts may not be recoverable.

Reinsurance: In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no allowances as of December 31, 2014 or 2013.

Benefit reserves: The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Policy claims: Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders, premium deposit funds and supplemental contracts without life contingencies.

Income taxes: The Company is subject to income taxes in the U.S. federal and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for the years before 2011. The provision for income taxes is based on income as reported in the financial statements. The income tax provision is calculated under the asset and liability method. Deferred tax assets are recorded based on the differences between the financial statement and tax basis of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are investments, insurance reserves, and deferred acquisition costs. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized. The Company has no uncertain tax positions that they believe are more-likely-than not that the benefit will not to be realized. When applicable, the Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company had no accruals for payments of interest and penalties at December 31, 2014 and 2013.

Revenue recognition and related expenses: Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services and cost of insurance, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the life of the premiums produced. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.

Comprehensive loss: Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive loss includes unrealized gains and losses from marketable securities classified as available for sale, net of applicable taxes.

Common and preferred stock and earnings (loss) per share: The par value per common share is $0.001 with 120,000,000 shares authorized. At December 31, 2014 and 2013, the Company had 13,167,654 and 9,120,239 common shares issued and outstanding, respectively.

At December 31, 2014 and 2013, the Company had 1,179 warrants outstanding. The warrants are exercisable through December 31, 2016 for 10 shares of voting common stock at an exercise price of $6.50 per share.

The Class A preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May, 2015, at a rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). There is no stated dividend rate on the Class A shares, but the holders of Class A shares will receive a dividend on each outstanding share of Class A preferred stock in an amount equal to the amount of the dividend payable on each share of common stock. The par value per preferred share is $0.001 with 2,000,000 shares authorized. At both December 31, 2014 and 2013, the Company had 74,159 Class A preferred shares issued and outstanding.

The Class B preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The Company may only affect a conversion through a deemed liquidation or initial public offering. The par value per preferred share is $0.001 with 1,000,000 shares authorized. The stated dividend rate on the Class B preferred shares is 7%, commencing after December 31, 2014. At December 31, 2014, the Company had 102,669 Class B preferred shares issued and outstanding. There were no shares outstanding as of December 31, 2013.

The Company evaluated its Class B preferred stock for potential embedded derivatives. In doing so, the company first concluded that the nature of the host contract was more equity than debt like. The embedded conversion features were determined not to be derivatives as net settlement does not exist given the lack of trading activity in the company’s stock. Additionally, the conversion features are clearly and closely related to an equity host contract. Consideration was also given to whether a beneficial conversion feature should be recognized in additional paid in capital for the intrinsic value of the conversion feature at the issuance date. The preferred stock is not mandatorily redeemable but may be redeemed at the time of a deemed liquidation. Holders could elect redemption upon the occurrence of certain deemed liquidation events, including mergers in which the company is a constituent party and sales of substantially all the assets of the corporation, that are within the Company’s control, if the Company does not dissolve the corporation. As such, the preferred stock is recognized in permanent equity. The redemption feature was determined to not be a derivative as settlement would be gross.

Earnings (loss) per share attributable to the Company’s common stockholders were computed based on the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding during the years ended December 31, 2014 and 2013 were 10,654,483 and 9,111,004 shares, respectively.

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[Stock subscription receivable: Our Board of Directors approved the issuance of 40,000 shares of voting common stock on March 7, 2010 to Mark Oliver, our Chief Executive Officer and a member of our Board of Directors. The shares were issued for $1.15 per share, which was the approximate fair value of the shares as of the date of issuance. The purchase price was paid by Mr. Oliver through delivery of a five-year promissory note secured by a pledge of the shares purchased. The balance of the receivable as of December 31, 2014 and December 31, 2013 was $0 and $1,917, respectively. This receivable was partially forgiven over the periods; resulting in non-cash compensation expense of $1,917 and $11,500 for the years ended December 31, 2014 and 2013, respectively.]

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Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

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Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

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Reinsurance—Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

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Investment Risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

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Liquidity Risk—The Company has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Arkansas, Colorado, Idaho, Minnesota and New Mexico) or have recently formed a life insurance subsidiary (South Dakota and Wyoming). There is no public market for shares of these investments, and there is no assurance that one will develop. Therefore, the shares will have limited marketability for an indefinite period of time. There is not currently, and may never be, an active market in these securities, and there is no assurance that any of these securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, we may not be able to liquidate our investment in these securities.

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Interest Rate Risk—Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs. The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

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Credit Risk—The Company is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

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Regulatory Factors—The Company is highly regulated by the jurisdictions in which our entities are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

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Vulnerability Due to Certain Concentrations—The Company monitors economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company’s products.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists, which finalizes Proposed ASU No. EITF-13C, and requires an entity's unrecognized tax benefit to be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with one exception. That exception states that, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The ASU applies prospectively for reporting periods beginning after December 15, 2013. Retrospective application and early adoption are also permitted. We do not expect ASU No. 2013-11 to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity's contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to the consolidated financial statements.

All other new accounting standards and updates of existing standards issued through the date of this filing were considered by management and did not relate to accounting policies and procedures pertinent or material to the Company at this time.

Note 2. Noncontrolling Interests

       The effects on our equity of changes in our ownership interest in equity securities were as follows:

	Year Ended December 31,
	2014	2013
Net (loss) attributable to Midwest Holding Inc.	$(3,444,986)	$(1,954,136)
Transfers (to) from noncontrolling interest:
Increase in Midwest Holding Inc.'s additional
paid-in capital for Great Plains Financial stock
purchases, net of change in ownership	3,861,768	-
Change from net loss attributable to Midwest Holding
Inc. and transfers from noncontrolling interests	$416,782	$(1,954,136)

Note 3. Investments

The amortized cost and estimated fair value of investments classified as available-for-sale as of December 31, 2014 and 2013 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2014:
Fixed maturities:
U.S. government obligations	$3,670,531	$124,573	$22,350	$3,772,754
States and political subdivisions -- general obligations	1,054,400	4,971	30,363	1,029,008
States and political subdivisions -- special revenue	1,254,184	2,699	35,033	1,221,850
Corporate	13,310,436	2,071	381,929	12,930,578
Total fixed maturities	19,289,551	134,314	469,675	18,954,190
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$19,364,551	$134,314	$469,675	$19,029,190
December 31, 2013:
Fixed maturities:
U.S. government obligations	$2,483,199	$23,398	$43,502	$2,463,095
States and political subdivisions -- general obligations	1,147,325	-	107,030	1,040,295
States and political subdivisions -- special revenue	1,573,336	-	118,944	1,454,392
Corporate	9,728,599	2,378	498,052	9,232,925
Total fixed maturities	14,932,459	25,776	767,528	14,190,707
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$15,007,459	$25,776	$767,528	$14,265,707

The Company had one security that individually exceeds 10% of the total of the state and political subdivisions categories as of December 31, 2014. The amortized cost, fair value, credit rating, and description of the security is as follows:

	Amortized	Estimated
	Cost	Fair Value	Credit Rating
December 31, 2014:
Fixed maturities:
States and political subdivisions -- general obligations
Maricopa County Arizona School District No. 31	$338,923	$331,657	AA-

The following table summarizes, for all securities in an unrealized loss position at December 31, 2014 and 2013, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	December 31, 2014			December 31, 2013
		Gross	Number		Gross	Number
	Estimated	Unrealized	of	Estimated	Unrealized	of
	Fair Value	Loss	Securities	Fair Value	Loss	Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$107,273	$3,963	1	$578,914	$43,502	6
States and political subdivisions --
general obligations	-	-	-	320,416	32,506	3
States and political subdivisions --
special revenue	-	-	-	653,897	56,717	11
Corporate	8,253,570	261,055	47	7,998,855	498,052	73
Greater than 12 months:
U.S. government obligations	1,096,399	18,387	8	-	-	-
States and political subdivisions --
general obligations	709,176	30,363	4	719,879	74,524	4
States and political subdivisions --
special revenue	1,052,184	35,033	9	800,495	62,227	6
Corporate	3,874,046	120,874	31	-	-	-
Total fixed maturities	$15,092,648	$469,675	100	$11,072,456	$767,528	103

Based on our review of the securities in an unrealized loss position at December 31, 2014 and 2013, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at December 31, 2014, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. The temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

The amortized cost and estimated fair value of fixed maturities at December 31, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$299,317	$302,169
Due after one year through five years	2,809,511	2,833,832
Due after five years through ten years	9,180,223	9,051,032
Due after ten years	7,000,500	6,767,157
	$19,289,551	$18,954,190

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 2014 and 2013, these required deposits had a total amortized cost of $3,824,485 and $2,967,441 and fair values of $3,918,911 and $2,912,017, respectively.

The components of net investment income for the years ended December 31, 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Fixed maturities	$401,138	$398,377
Equity securities	83	32,493
Cash and short-term investments	3,965	14,804
Loss from equity method investments	(438,175)	(13,720)
Other	99,477	132,634
	66,488	564,588
Less investment expenses	(76,371)	(46,539)
	$(9,883)	$518,049

Proceeds for the years ended December 31, 2014 and 2013 from sales of investments classified as available-for-sale were $8,360,990 and $6,877,586, respectively. Gross gains of $51,222 and $145,124 and gross losses of $46,831 and $139,388 were realized on those sales during the years ended December 31, 2014 and 2013, respectively.

Midwest sold its investment in the equity securities, at cost, back to Hot Dot and Northern Plains for a gain of $90,812 and $251,104, respectively.

As of December 31, 2014, all mortgage loans were under contract to be sold. The sales were completed on January 15, 2015. The following table summarizes the activity in the mortgage loans on real estate, held for investment account for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014	2013
Balance at beginning of period	$665,569	$677,011
Proceeds from payments on mortgage loans on real estate, held for investment	(3,931)	(11,442)
Proceeds from settlement on mortgage loans on real estate, held for investment	(312,252)	-
Balance at end of period	$349,386	$665,569

Note 4. Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
●

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Fixed maturities: Fixed maturities are recorded at fair value on a recurring basis utilizing a third-party pricing source. The valuations are reviewed and validated quarterly through random testing by comparisons to separate pricing models or other third party pricing services. For the period ended December 31, 2014, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received. Securities with prices based on validated quotes from pricing services are reflected within Level 2.

Equity securities, available for sale: Equity securities consist of preferred stock of publicly traded companies. The fair values of our preferred equity securities are based on prices obtained from independent pricing services and these securities are classified within Level 2 in the fair value hierarchy.

Equity method investments: The equity method investment is comprised of the Company’s investment in First Wyoming. This security has no active trading and the fair value for this security is not readily determinable. Therefore, this investment has been omitted from the following fair value disclosure tables.

Cash and cash equivalents and short-term investments: The carrying value of cash and cash equivalents and short-term investments approximate the fair value because of the short maturity of the instruments.

Policy loans: Policy loans are stated at unpaid principal balances. As these loans are fully collateralized by the cash surrender value of the underlying insurance policies, the carrying value of the policy loans approximates their fair value. Policy loans are categorized as Level 3 in the fair value hierarchy.

Notes Receivable: Fair values for short-term notes receivable approximate carrying value. The carrying amount is a reasonable estimate of the fair value because of the relatively short time between the origination of the loan and its expected repayment. These receivables are categorized as Level 3 in the fair value hierarchy.

Mortgage loans on real estate, held for investment: The fair values of mortgage loans on real estate, held for investment are estimated by discounting scheduled cash flows through the scheduled maturities of the loans, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. As part of the Old Reliance purchase agreement, the seller guaranteed the performance of the mortgage loans and accordingly we believe book value is equal to fair value. Mortgage loans are categorized as Level 3 in the fair value hierarchy.

Deposit-type contracts: The fair value for direct and assumed liabilities under deposit-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under deposit-type insurance contracts that are wholly ceded by Capital Reserve to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. The fair values for insurance contracts other than deposit-type contracts are not required to be disclosed. These liabilities are categorized as Level 3 in the fair value hierarchy.

Surplus notes: The fair value for surplus notes is calculated using a discounted cash flow approach. Cash flows are projected utilizing scheduled repayments and discounted to the valuation date using market rates currently available for debt with similar remaining maturities. These notes are structured such that all interest is paid at maturity. In the following fair value measurement tables, the Company has included accrued interest expense of approximately $196,927 and $164,000 in carrying value of the surplus notes as of December 31, 2014 and 2013, respectively. These liabilities are categorized as Level 3 in the fair value hierarchy.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2014 and 2013.

		Significant
	Quoted	Other	Significant
	In Active	Observable	Unobservable	Estimated
	Markets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
December 31, 2014
Fixed maturities:
U.S. government obligations	$-	$3,772,754	$-	$3,772,754
States and political subdivisions — general obligations	-	1,029,008	-	1,029,008
States and political subdivisions — special revenue	-	1,221,850	-	1,221,850
Corporate	-	12,930,578	-	12,930,578
Total fixed maturities	-	18,954,190	-	18,954,190
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$19,029,190	$-	$19,029,190
December 31, 2013
Fixed maturities:
U.S. government obligations	$-	$2,463,095	$-	$2,463,095
States and political subdivisions — general obligations	-	1,040,295	-	1,040,295
States and political subdivisions — special revenue	-	1,454,392	-	1,454,392
Corporate	-	9,232,925	-	9,232,925
Total fixed maturities	-	14,190,707	-	14,190,707
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$14,265,707	$-	$14,265,707

There were no transfers of financial instruments between Level 1 and Level 2 during the years ended December 31, 2014 or 2013.

Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis are discussed above. There were no financial assets or financial liabilities measured at fair value on a non-recurring basis. Equity securities carried at cost are privately placed common stocks for several recently formed holding companies organized for the purpose of forming life insurance subsidiaries. These common stocks are recorded using the cost basis of accounting. These securities have no active trading and the fair value for these securities is not readily determinable. The Company does not control these entities economically, and therefore does not consolidate these entities.

The following disclosure contains the carrying values, estimated fair values and their corresponding placement in the fair value hierarchy, for financial assets and financial liabilities as of December 31, 2014 and 2013, respectively:

	December 31, 2014
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$349,386	$-	$-	$349,386	$349,386
Policy loans	374,186	-	-	374,186	374,186
Cash and cash equivalents	2,310,047	2,310,047	-	-	2,310,047
Liabilities:
Policyholder deposits
(Deposit-type contracts)	16,461,061	-	-	16,461,061	16,461,061
Surplus notes and accrued interest payable	746,927	-	-	739,042	739,042

	December 31, 2013
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$665,569	$-	$-	$690,591	$690,591
Policy loans	369,513	-	-	369,513	369,513
Notes receivable	27,383	-	-	27,383	27,383
Short-term investments	1,180,314	1,180,314	-	-	1,180,314
Cash and cash equivalents	3,377,978	3,377,978	-	-	3,377,978
Liabilities:
Policyholder deposits
(Investment-type contracts)	14,739,655	-	-	14,739,655	14,739,655
Surplus notes and accrued interest payable	714,000	-	-	704,192	704,192

Note 5. Income Tax Matters

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows:

	Year Ended December 31,
	2014	2013
Deferred tax assets:
Loss carry forwards	$7,598,830	$6,594,919
Capitalized costs	802,000	821,248
Unrealized losses on investments	121,110	252,196
Benefit reserves	1,239,299	1,235,692
Total deferred tax assets	9,761,238	8,904,055
Less valuation allowance	(8,112,743)	(7,132,984)
Total deferred tax assets, net of valuation allowance	1,648,495	1,771,071
Deferred tax liabilities:
Policy acquisition costs	908,021	978,902
Due premiums	220,823	222,067
Value of business acquired	249,351	279,402
Intangible assets	238,000	238,000
Property and equipment	32,300	52,700
Total deferred tax liabilities	1,648,495	1,771,071
Net deferred tax assets	$-	$-

At December 31, 2014 and 2013, the Company recorded a valuation allowance of $8,112,743 and $7,132,984, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Loss carryforwards for tax purposes as of December 31, 2014, have expiration dates that range from 2024 through 2029.

There was no income tax expense for the years ended December 31, 2014 and 2013. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	Year Ended December 31,
	2014	2013
Computed expected income tax benefit	$(1,171,295)	$(669,045)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	24,141	29,497
Dividends received deduction	(20)	(5,452)
Noncontrolling interests	10,597	(17,632)
Other	25,732	(37,689)
	60,450	(31,276)
Tax benefit before valuation allowance	(1,110,845)	(700,321)
Change in valuation allowance	1,110,845	700,321
Net income tax expenses	$-	$-

Note 6. Reinsurance

A summary of significant reinsurance amounts affecting the accompanying consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 is as follows:

	Year Ended December 31,
	2014	2013
Balance sheets:
Benefit and claim reserves assumed	$2,678,376	$2,814,704
Benefit and claim reserves ceded	29,012,678	30,660,618

	Year Ended December 31,
	2014	2013
Statements of comprehensive income:
Premiums assumed	$35,466	$30,002
Premiums ceded	340,464	362,851
Benefits assumed	82,897	42,099
Benefits ceded	983,168	760,017
Commissions assumed	44	38
Commissions ceded	6,216	4,432

The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurer along with the A.M. Best credit rating as of December 31, 2014:

				Recoverable on		Total Amount
		Recoverable	Recoverable	Benefit	Ceded	Recoverable
	AM Best	on Paid	on Unpaid	Reserves/	Due	from
Reinsurer	Rating	Losses	Losses	Deposit-type Contracts	Premiums	Reinsurer
SNL	NR	$-	$120,464	$16,320,256	$64,952	$16,375,768
Optimum Re Insurance Company	A-	-	19,008	474,430	-	493,438
Sagicor Life Insurance Company	A-	-	659,458	11,703,660	219,646	12,143,472
		$-	$798,930	$28,498,346	$284,598	$29,012,678

Capital Reserve has a 100% coinsurance agreement with SNL whereby 100% of the business written by Capital Reserve is ceded to SNL. At December 31, 2014 and 2013, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Capital Reserve to SNL were $16,375,768 and $17,294,342, respectively. Capital Reserve remains contingently liable on this ceded reinsurance should SNL be unable to meet their obligations.

During 1999, Old Reliance entered into a 75% coinsurance agreement with Sagicor Life (Sagicor) whereby 75% of the business written by Old Reliance is ceded to Sagicor. During 2000, Old Reliance coinsured the remaining 25% with Sagicor. At December 31, 2014 and 2013, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Old Reliance to Sagicor were $12,143,472 and $12,883,237, respectively. Old Reliance remains contingently liable on this ceded reinsurance should Sagicor be unable to meet their obligations.

The use of reinsurance does not relieve the Company of its primary liability to pay the full amount of the insurance benefit in the event of the failure of a reinsurer to honor its contractual obligation. No reinsurer of business ceded by the Company has failed to pay policy claims (individually or in the aggregate) with respect to our ceded business. At December 31, 2014, the Company had over 99% of its reinsurance recoverable amounts concentrated with two reinsurers, Sagicor and SNL. SNL, who is not rated by A.M. Best, accounted for $16.4 million of reinsurance recoverable.

The Company monitors several factors that it considers relevant to satisfy itself as to the ongoing ability of a reinsurer to meet all obligations of the reinsurance agreements. These factors include the credit rating of the reinsurer, the financial strength of the reinsurer, significant changes or events of the reinsurer, and any other relevant factors. If the Company believes that any reinsurer would not be able to satisfy its obligations with the Company, a separate contingency reserve may be established. At December 31, 2014 and 2013, no contingency reserve was established.

Note 7. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. This liability is equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Beginning balance	$14,739,655	$12,865,671
Change in deposit-type contracts assumed from SNL	(114,109)	(66,572)
Change in deposit-type contracts fully ceded by Capital Reserve	(578,716)	(683,070)
Deposits received	2,409,659	2,636,959
Investment earnings	403,556	253,189
Withdrawals	(398,984)	(266,522)
Ending balance	$16,461,061	$14,739,655

Under the terms of American Life’s coinsurance agreement with SNL, American Life assumes certain deposit-type contract obligations, as shown in the table above. Additionally, Capital Reserve cedes 100% of its direct business to SNL. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for American Life’s direct business.

Note 8. Commitments and Contingencies

Legal Proceedings: We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

Regulatory Matters: State regulatory bodies, the SEC, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company’s compliance with laws in relation to, but not limited to, insurance and securities. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries. Agencies from the states of Arizona, Missouri, and Wyoming are currently conducting a routine regulatory examination for the period 2009 through 2012 as required by state statutes.

Office Lease: The Company leases office space in Lincoln, Nebraska under an agreement executed October 17, 2013 that expires on January 31, 2024. The Company also subleases office space for a satellite office in Kearney, Nebraska, which was executed on June 11, 2012 which we closed and cancelled in January 2015. Great Plains Financial entered into a lease on May 1, 2011 for office space in Pierre, South Dakota, which expired on April 30, 2014. Great Plains also entered into a lease on October 4, 2013 for office space in Mitchell, South Dakota, which expires on November 30, 2016. Rent expense for the years ended December 31, 2014 and 2013 was $227,182 and $175,476, respectively. Future minimum payments are as follows:

2015	$142,772
2016	137,088
2017	133,603
2018	136,557
2019	141,412
Later years	629,811
Total	$1,321,242

Note 9. Statutory Net Income and Surplus

American Life is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arizona Department of Insurance. Likewise, Capital Reserve and Great Plains Life are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri and South Dakota Departments of Insurance, respectively. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. The following table summarizes the statutory net loss and statutory capital and surplus of American Life, Capital Reserve, and Great Plains Life as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013. The amounts below as of and for the year ended December 31, 2013 are based on the respective company’s audited statutory financial statements. The audits of the companies’ statutory financial statements as of and for the year ended December 31, 2014 are expected to be completed by May 31, 2015.

	Statutory Capital and Surplus as of December 31,
	2014	2013
American Life	$2,422,917	$1,865,200
Capital Reserve	$1,332,771	$1,259,746
Great Plains Life	$2,025,982	$2,158,481

	Statutory Net Loss for the Years Ended December 31,
	2014	2013
American Life	$1,580,355	$20,497
Capital Reserve	$123,940	$115,884
Great Plains Life	$112,891	$123,023

Note 10. Surplus Notes

The following provides a summary of the Company’s surplus notes along with issue dates, maturity dates, face amounts, and interest rates as of December 31, 2014:

Creditor	Issue Date	Maturity Date	Face Amount	Interest Rate
David G. Elmore	September 1, 2006	September 1, 2016	$250,000	7%
David G. Elmore	August 4, 2011	August 1, 2016	300,000	5%

Any payments and/or repayments must be approved by the Arizona Department of Insurance. As of December 31, 2014, the Company has accrued $196,927 of interest expense under accounts payable and accrued expenses on the consolidated balance sheet. During the first quarter of 2013, the repayment of the interest and principal on a portion of the surplus notes was approved by the Arizona Department of Insurance. On January 4, 2013, the Company paid down $100,000 of principal and approximately $7,000 of accrued interest. No payments were made during 2014.

Note 11. Investment in Pacific Northwest Capital Corporation

During the first quarter of 2014, we purchased additional shares of Pacific Northwest Capital Corporation (Pacific Northwest). The purchase increased our total investment in Pacific Northwest to 850,000 shares. Our aggregate ownership percentage increased to approximately 22.4%.

As a result of the increased ownership of Pacific Northwest, the Company changed its method of carrying the investment from cost to equity as required by generally accepted accounting principles. Under the equity method, the Company records its proportionate share of the earnings of Pacific Northwest. The effect of the change in accounting method for the year ended December 31, 2013, was to increase loss before provision for incomes taxes and net loss by $3,697. The Company’s financial statements have been restated to present its equity method investment in Pacific Northwest as of the earliest period presented. For the effect of retroactive application of the equity method, equity securities available for sale and accumulated deficit were decreased by $3,697 for the year ended December 31, 2013. Equity securities available for sale and accumulated deficit were decreased by $11,380 for the year ended December 31, 2012. Therefore, equity and securities available for sale and accumulated deficit were decreased by a total of $15,077 as of the beginning of fiscal year 2014 for the effect of the retroactive application of the equity method.

Note 12. Related Party Transactions

American Life had a general agent contract with a corporation owned by an officer of Midwest. The agreement, which was approved by the Board of Directors of Midwest and American Life, specifies that the corporation, a licensed insurance agency, shall receive an override commission on business written in exchange for managing the Company’s marketing. In addition, the agency must pay for all sales conventions, contests, prizes, awards and training seminars. This agreement was terminated in October 2011.

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These services are offered to the Company’s subsidiaries and to non-consolidated entities. These agreements, for various levels of administrative services on behalf of each company, generate fee income for the Company. Services provided vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources. Fees earned during the years ended December 31, 2014 and 2013 amounted to $295,093 and $238,947, respectively.

Note 13. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at December 31, 2014, including the estimates inherent in the process of preparing consolidated financial statements, are recognized in the consolidated financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated financial statements but arose after, but before the consolidated financial statements were available to be issued. In some cases, non-recognized subsequent events are disclosed to keep the consolidated financial statements from being misleading.

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued. At the end of 2014, two mortgage loans were under contract to be sold. The sale was finalized during January 2015.

Midwest Holding Inc. and Subsidiaries
Consolidated Balance Sheets
(unaudited)

	June 30, 2015	December 31, 2014
Assets
Investments, available for sale, at fair value
Fixed maturities (amortized cost: $20,652,034 and $19,289,551, respectively)	$19,758,386	$18,954,190
Equity securities (cost: $0 and $75,000, respectively)	-	75,000
Equity method investments	941,975	978,744
Equity securities, at cost	118,250	124,250
Mortgage loans on real estate, held for investment	-	349,386
Real estate, held for investment	535,789	541,809
Policy loans	409,872	374,186
Total investments	21,764,272	21,397,565
Cash	1,760,294	2,310,047
Amounts recoverable from reinsurers	28,079,244	29,012,678
Interest and dividends due and accrued	195,873	192,879
Due premiums	643,552	649,478
Deferred acquisition costs, net	2,883,018	2,646,970
Value of business acquired, net	1,656,613	1,763,952
Intangible assets	700,000	700,000
Goodwill	1,129,824	1,129,824
Property and equipment, net	251,567	329,835
Other assets	429,988	293,890
Total assets	$59,494,245	$60,427,118
Liabilities and Stockholders’ Equity
Liabilities:
Benefit reserves	$33,722,466	$33,310,360
Policy claims	786,005	1,045,503
Deposit-type contracts	17,337,958	16,461,061
Advance premiums	83,345	82,504
Total policy liabilities	51,929,774	50,899,428
Accounts payable and accrued expenses	870,872	940,955
Surplus notes	550,000	550,000
Total liabilities	53,350,646	52,390,383
Commitments and Contingencies (See Note 7)
Stockholders' Equity:
Preferred stock, Series A, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 2,000,000 shares; issued and outstanding 74,159 shares
as of June 30, 2015 and December 31, 2014.	74	74
Preferred stock, Series B, $0.001 par value. Liquidation preference $6.00 per share.
Authorized 1,000,000 shares; issued and outstanding 102,669 shares
as of June 30, 2015 and December 31, 2014.	103	103
Common stock, $0.001 par value. Authorized 120,000,000 shares;
issued and outstanding 13,212,653 as of June 30, 2015
and 13,167,654 shares as of December 31, 2014.	13,213	13,168
Additional paid-in capital	29,799,270	29,583,631
Accumulated deficit	(22,770,701)	(21,167,496)
Accumulated other comprehensive loss	(898,360)	(392,745)
Total stockholders' equity	6,143,599	8,036,735
Total liabilities and stockholders' equity	$59,494,246	$60,427,118

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Income:
Premiums	$993,554	$950,858	$1,872,105	$1,973,288

Investment income, net of expenses	100,121	(3,042)	295,745	(57,092)
Net realized gain (loss) on investments	(74,543)	16,273	3,705	(5,661)
Miscellaneous income	44,392	87,207	99,244	162,042
	1,063,524	1,051,296	2,270,799	2,072,577
Expenses:
Death and other benefits	262,432	479,191	461,299	677,363
Interest Credited	126,246	101,956	255,598	192,509
Increase in benefit reserves	247,927	243,854	498,551	376,513
Amortization of deferred acquisition costs	123,503	161,937	253,850	326,094
Salaries and benefits	479,284	622,704	991,835	1,144,736
Other operating expenses	647,217	829,666	1,412,871	1,718,828
	1,886,609	2,439,308	3,874,004	4,436,043
Loss before income tax expense	(823,085)	(1,388,012)	(1,603,205)	(2,363,466)
Income tax expense	-	-	-	-
Net loss	(823,085)	(1,388,012)	(1,603,205)	(2,363,466)
Less: Loss attributable to noncontrolling interest	-	(250,307)	-	(435,834)
Net loss attributable to Midwest Holding Inc.	$(823,085)	$(1,137,705)	$(1,603,205)	$(1,927,632)
Comprehensive income:
Unrealized (losses) gains on investments
arising during period	(646,053)	216,038	(501,910)	457,983
Less: reclassification adjustment for net
realized gains on investments	74,543	(16,273)	(3,705)	5,661
Other comprehensive income	(571,510)	199,765	(505,615)	463,644
Less: Comprehensive income attributable to
noncontrolling interest	-	40,473	-	53,828
Total comprehensive income attributable to Midwest
Holding Inc.	(571,510)	159,292	(505,615)	409,816
Comprehensive loss attributable to Midwest
Holding Inc.	$(1,394,595)	$(978,413)	$(2,108,820)	$(1,517,816)
Net loss attributable to Midwest Holding Inc.
per common share, basic and diluted	$(0.06)	$(0.12)	$(0.12)	$(0.20)

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months ended June 30,
	2015	2014
Cash Flows from Operating Activities:
Net loss	$(1,603,205)	$(2,363,466)
Adjustments to reconcile net loss to net cash and cash equivalents provided by
(used in) operating activities:
Net adjustment for premium and discount on investments	80,594	96,076
Depreciation and amortization	196,192	139,112
Deferred acquisition costs capitalized	(453,647)	(324,175)
Amortization of deferred acquisition costs	253,850	326,094
Net realized (gain) loss on investments	(3,705)	5,661
(Gain) loss from equity method investments	16,650	226,407
Non-cash compensation expense	-	1,917
Changes in operating assets and liabilities:
Amounts recoverable from reinsurers	933,434	823,159
Interest and dividends due and accrued	(2,994)	49,706
Due premiums	5,926	(16,152)
Policy liabilities	127,089	25,979
Other assets and liabilities	(206,181)	272,005
Net cash (used in) provided by operating activities	(655,997)	(737,677)
Cash Flows from Investing Activities:
Securities available for sale:
Purchases	(8,630,393)	(5,885,884)
Proceeds from sale or maturity	7,266,021	5,561,141
Equity securities carried at cost:
Purchases	-	(27,383)
Proceeds from sale or maturity	6,000	7,500
Proceeds from payments on mortgage loans on real estate, held for investment	349,386	4,863
Net change in policy loans	(35,686)	(23,235)
Net change in notes receivable	-	27,383
Net change in short-term investments	-	(651)
Purchases of property and equipment	(4,566)	(101,539)
Net cash (used in) investing activities	(1,049,238)	(437,805)
Cash Flows from Financing Activities:
Issuance of common stock	286,722	-
Issuance of preferred stock	-	464,003
Preferred stock dividend	(34,497)	-
Receipts on deposit-type contracts	1,191,753	1,176,155
Withdrawals on deposit-type contracts	(288,496)	(241,014)
Net cash provided by financing activities	1,155,482	1,399,144
Net increase (decrease) in cash and cash equivalents	(549,753)	223,662
Cash and cash equivalents:
Beginning	2,310,047	3,377,978
Ending	$1,760,294	$3,601,640

See Notes to Consolidated Financial Statements.

Midwest Holding Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations: Midwest Holding Inc. and its wholly owned subsidiaries (“Midwest” or the “Company,” which also may be referred to as “we,” “our” or “us”) operate multiple insurance businesses through one business segment. These insurance companies are: American Life and Security Corporation (“American Life”), Capital Reserve Life Insurance Company (“Capital Reserve”), and Great Plains Life Assurance Company (“Great Plains”). Through these insurance companies we sell traditional, non-traditional and multi-benefit life insurance policies.

Basis of presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions from the Securities and Exchange Commission (“SEC”) Quarterly Report on Form 10-Q, including Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. Therefore, the information contained in the Notes to Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2104 (“2014 Form 10-K”), should be read in connection with the reading of these interim unaudited consolidated financial statements.

In the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the Company’s results. Operating results for the six month period ended June 30, 2015, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015. All material inter-company accounts and transactions have been eliminated in consolidation and certain immaterial reclassifications have been made to the prior period results to conform to the current period’s presentation with no impact on results of operations or total stockholders’ equity.

Investments: All fixed maturities and a portion of the equity securities owned by the Company are considered available-for-sale and are included in the consolidated financial statements at their fair value as of the financial statement date. Bond premiums and discounts are amortized using the scientific-yield method over the term of the bonds. Realized gains and losses on securities sold during the year are determined using the specific identification method. Unrealized holding gains and losses, net of applicable income taxes and deferred acquisition costs, are included in comprehensive loss.

Declines in the fair value of available for sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, we consider severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, issuer credit ratings and the intent and ability of us to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and if it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion in the income statement and the noncredit loss portion in accumulated other comprehensive loss.

The credit component of the other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the six months ended June 30, 2015 or 2014.

Included within the Company’s equity securities carried at cost and equity method investments are certain privately purchased shares of common stock for several holding companies organized for the purpose of forming life insurance subsidiaries. Our privately purchased shares of common stock are recorded using cost basis or the equity method of accounting, depending on the facts and circumstances of each investment. These securities do not have a readily determinable fair value. The Company does not control these entities economically, and therefore does not consolidate these entities. The Company reports the earnings from its privately purchased shares of common stock accounted for under the equity method in net investment income.

Investment income consists of interest, dividends, gains and losses from equity method investments, and real estate income, which are recognized on an accrual basis and amortization of premiums and discounts.

Mortgage loans on real estate, held for investment: Mortgage loans on real estate, held for investment are carried at unpaid principal balances. Interest income on mortgage loans on real estate, held for investment is recognized in net investment income at the contract interest rate when earned. As of June 30, 2015, the Company held no investments in mortgage loans.

Policy loans: Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in net investment income at the contract interest rate when earned. No valuation allowance is established for these policy loans as the amount of the loan is fully secured by the death benefit of the policy and cash surrender value.

Short-term investments: Short-term investments are stated at cost and consist of certificates of deposit issued by financial institutions. At June 30, 2015 and December 31, 2014, the Company did not have any short-term investments.

Real estate, held for investment: Real estate, held for investment is comprised of ten condominiums in Hawaii. Real estate is carried at depreciated cost. Depreciation on residential real estate is computed on a straight-line basis over 50 years.

Cash: The Company considers all liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company has cash on deposit with financial institutions which at times may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not suffered any losses in the past and does not believe it is exposed to any significant credit risk in these balances.

Deferred acquisition costs: Deferred acquisition costs (“DAC”) consist of incremental direct costs, net of amounts ceded to reinsurers, that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred. These costs are capitalized, to the extent recoverable, and amortized over the life of the premiums produced. The Company evaluates the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisitions. DAC is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available for sale.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter of its fiscal year unless events occur which require an immediate review. The Company determined during its December 31, 2014 analysis that all deferred acquisition costs were recoverable. No events occurred in the six months ended June 30, 2015 that suggested a review should be undertaken.

The following table provides information about deferred acquisition costs for the periods ended June 30, 2015 and December 31, 2014, respectively.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2015	2014
Balance at beginning of period	$2,646,970	$2,722,819
Capitalization of commissions, sales and issue expenses	453,647	549,831
Change in DAC due to unrealized investment losses	36,251	-
Gross amortization	(253,850)	(625,680)
Balance at end of period	$2,883,018	$2,646,970

Value of business acquired: Value of business acquired represents the estimated value assigned to purchased companies or insurance in force of the assumed policy obligations at the date of acquisition of a block of policies. As discussed in the 2014 Form 10-K, Note 1. - Nature of Operations and Summary of Significant Accounting Principles, American Life purchased Capital Reserve during 2010, resulting in an initial capitalized asset for value of business acquired of $116,326. Additionally, the Company paid an upfront ceding commission of $375,000 to Security National Life (“SNL”) in respect of the purchase of Capital Reserve. An initial asset was established for the value of this business acquired totaling $348,010, representing primarily the ceding commission. The agreement has an automatic renewal provision unless the Company notifies SNL of its intention not to renew, no less than 180 days prior to the expiration of the then current agreement. Each automatic renewal period is for one year. This reinsurance remains in place. Midwest acquired Great Plains Financial and established and asset for value of business acquired of $1,288,207. These assets are being amortized on a straight-line basis, which approximates the earnings pattern of the related policies, over ten years. The Company recognized amortization expense of $43,813 and $87,626 for each of the three and six months ended June 30, 2015 and 2014 relative to these transactions.

Additionally, American Life purchased Old Reliance Insurance Company (“Old Reliance”) in August 2011, resulting in an initial capitalized asset for value of business acquired of $824,485. This asset is being amortized over the life of the related policies (see “revenue recognition and related expenses” discussed below regarding amortization methods). Accretion recognized during the three months ended June 30, 2015 totaled $653 and the amortization for the three months ended June 30, 2014 was $493. Amortization recognized during the six months ended June 30, 2015 and 2014 totaled $99 and $21,066, respectively.

The Company performs a recoverability analysis annually in the fourth quarter of its fiscal year unless events occur which require an immediate review. Recoverability of value of business acquired is evaluated by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. No events occurred in the six months ended June 30, 2015 that suggested a review should be undertaken.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the amounts paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is tested for impairment at least annually in the fourth quarter or more frequently if events or circumstances change that would indicate that a triggering event has occurred. No events occurred in the six months ended June 30, 2015 that suggest a review should be undertaken.

The Company assesses the recoverability of indefinite-lived intangible assets at least annually or whenever events or circumstances suggest that the carrying value of an identifiable indefinite-lived intangible asset may exceed the sum of the future discounted cash flows expected to result from its use and eventual disposition. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No events occurred in the six months ended June 30, 2015 that suggest a review should be undertaken.

Property and equipment: Property and equipment are stated at cost net of accumulated depreciation. Annual depreciation is primarily computed using straight-line methods for financial reporting and straight-line and accelerated methods for tax purposes. Furniture and equipment is depreciated over 3 to 7 years and computer software and equipment is generally depreciated over 3 years. Depreciation expense totaled $40,342 and $44,715 for the three months ended June, 2015 and 2014, respectively. Depreciation expense totaled $82,834 and $88,810 for the six months ended June 30, 2015 and 2014, respectively. Accumulated depreciation totaled $796,000 and $713,166 as of June 30, 2015 and December 31, 2014, respectively.

Maintenance and repairs are expensed as incurred. Replacements and improvements which extend the useful life of the asset are capitalized. The net book value of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in earnings.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount of an asset may not be recoverable and exceeds estimated future undiscounted cash flows of the asset. A recognized impairment loss reduces the carrying amount of the asset to its fair value. No such events occurred in the six months ended June 30, 2015 that would indicate the carrying amounts may not be recoverable.

Reinsurance: In the normal course of business, the Company seeks to limit any single exposure to losses on large risks by purchasing reinsurance. The amounts reported in the consolidated balance sheets as reinsurance recoverable include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities that have not yet been paid. Reinsurance recoverable on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverable. Management believes the recoverables are appropriately established. The Company generally strives to diversify its credit risks related to reinsurance ceded. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company’s primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers including their activities with respect to claim settlement practices and commutations, and establishes allowances for uncollectible reinsurance recoverable as appropriate. There were no allowances as of June 30, 2015 or December 31, 2014.

Benefit reserves: The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and annuities. Generally, amounts are payable over an extended period of time. Liabilities for future policy benefits of traditional life insurance have been computed by a net level premium method based upon estimates at the time of issue for investment yields, mortality and withdrawals. These estimates include provisions for experience less favorable than initially expected. Mortality assumptions are based on industry experience expressed as a percentage of standard mortality tables.

Policy claims: Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders, premium deposit funds and supplemental contracts without life contingencies.

Income taxes: At June 30, 2015, the Company had net operating loss carryforwards for federal income tax purposes of approximately $24,200,000 that expire in the years 2025 through 2030. The Company has provided a significant allowance against the value of the related deferred tax asset since it is more likely than not that the full benefit will be realized. See Note 4 for further information. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Due to the loss for the three and six months ended June 30, 2015 and 2014, the Company has recorded no income tax expense in any of these periods.

Revenue recognition and related expenses: Revenues on traditional life insurance products consist of direct and assumed premiums reported as earned when due.

Amounts received as payment for annuities and/or non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services and cost of insurance, which are recognized over the period of the contracts, and included in revenue. Deposits are shown as a financing activity in the Consolidated Statements of Cash Flows.

Amounts received under our multi-benefit policy form are allocated to the life insurance portion of the multi-benefit life insurance arrangement and the annuity portion based upon the signed policy.

Liabilities for future policy benefits are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts, which generally remain in force for the lifetime of the insured.loss). Other comprehensive income (loss) includes unrealized gains and losses from marketable securities classified as available for sale, net of applicable taxes.

Comprehensive loss: Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses from marketable securities classified as available for sale, net of applicable taxes.

Common and preferred stock and earnings (loss) per share: The par value per common share is $0.001 with 120,000,000 shares authorized. At June 30, 2015 and December 31, 2014, the Company had 13,212,653 and 13,167,654 voting common shares issued and outstanding, respectively.

At June 30, 2015 and December 31, 2014, the Company had 1,179 warrants outstanding. The warrants are exercisable through December 31, 2016 for 10 shares of voting common stock at an exercise price of $6.50 per share.

The Class A preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 2016, at a rate of 1.3 common shares for each preferred share (subject to customary anti-dilution adjustments). There is no stated dividend rate on the Class A shares, but the holders of Class A shares will receive a dividend on each outstanding share of Class A preferred stock in an amount equal to the amount of the dividend payable on each share of common stock. The par value per preferred share is $0.001 with 2,000,000 shares authorized. At June 30, 2015 and December 31, 2014, the Company had 74,159 Class A preferred shares issued and outstanding.

The Class B preferred shares are non-cumulative, non-voting and convertible by the holder to voting common shares after May 1, 2017 at a rate of 2.0 common shares for each preferred share. The Company may only affect a conversion through a deemed liquidation or initial public offering. The par value per preferred share is $0.001 with 1,000,000 shares authorized. The stated dividend rate on the Class B preferred shares is 7%, commencing after December 31, 2014. Dividends of $34,497 were paid during the three months ended June 30, 2015. At June 30, 2015, and December 31, 2014, the Company had 102,669 Class B preferred shares issued and outstanding.

Earnings (loss) per share attributable to the Company’s common stockholders were computed based on the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding during the three months ended June 30, 2015 and 2014 were 13,212,653 and 9,120,239 shares, respectively. The weighted average number of shares outstanding during the six months ended June 30, 2015 and 2014 were 13,195,416 and 9,120,239, respectively.

Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

●

Estimates—The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

●

Reinsurance—Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

●

Investment Risk—The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

●

Liquidity Risk—The Company has investments in development stage companies, which are either seeking to raise capital to form life insurance subsidiaries in their respective states of incorporation (Idaho, Minnesota and New Mexico). The shares have very limited marketability for an indefinite period of time. There is not currently, and may never be, a public market in these securities, and there is no assurance that any of these securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, we may not be able to liquidate our investment in these securities.

●

Interest Rate Risk—Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs. The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

●

Credit Risk—The Company is exposed to credit risk through counterparties and within its investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

●

Regulatory Factors—The Company is highly regulated by the jurisdictions in which our insurance subsidiaries are domiciled and licensed to conduct business. Such regulations, among other things, limit the amount of rate increases on policies and impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

●

Vulnerability Due to Certain Concentrations—We monitor economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of our products.

In June 2013, the FASB issued proposed Accounting Standards Update, Insurance Contracts (Topic 834) (“2013 proposed Update”). The objectives of the amendments in the 2013 proposed Update were to (1) increase the decision usefulness of the information about a reporting entity’s insurance liabilities, including the nature, amount, timing, and uncertainty of cash flows related to those liabilities and the effect of those cash flows on the statement of comprehensive income, and (2) improve comparability between reporting entities, regardless of the type of entity issuing the contract. The guidance in the 2013 proposed Update included different recognition and measurement models for both long-duration contracts and short-duration contracts. The Company is currently evaluating this guidance to determine the impact to its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity’s contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to its consolidated financial statements.

All other new accounting standards and updates of existing standards issued through the date of this filing were considered by management and did not relate to accounting policies and procedures pertinent or material to the Company at this time.

Note 2. Investments

See Note 1 in our 2014 Form 10-K for information regarding our accounting policy relating to available-for-sale (“AFS”) securities, which also includes additional disclosures regarding our fair value measurements.

The cost or amortized cost and estimated fair value of investments classified as available-for-sale as of June 30, 2015 and December 31, 2014 are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
June 30, 2015:
Fixed maturities:
U.S. government obligations	$3,682,528	$42,073	$59,909	$3,664,692
States and political subdivisions -- general obligations	393,070	-	8,809	384,261
States and political subdivisions -- special revenue	647,341	1,834	19,020	630,155
Corporate	15,929,095	1,425	851,242	15,079,278
Total fixed maturities	$20,652,034	$45,332	$938,980	$19,758,386
December 31, 2014:
Fixed maturities:
U.S. government obligations	$3,670,531	$124,573	$22,350	$3,772,754
States and political subdivisions -- general obligations	1,054,400	4,971	30,363	1,029,008
States and political subdivisions -- special revenue	1,254,184	2,699	35,033	1,221,850
Corporate	13,310,436	2,071	381,929	12,930,578
Total fixed maturities	19,289,551	134,314	469,675	18,954,190
Equity securities:
Preferred corporate stock	75,000	-	-	75,000
Total equity securities	75,000	-	-	75,000
Total	$19,364,551	$134,314	$469,675	$19,029,190

The Company has three securities that individually exceed 10% of the total of the state and political subdivisions categories as of June 30, 2015. The amortized cost, fair value, credit ratings, and description of the security is as follows:

	Amortized	Estimated
	Cost	Fair Value	Credit Rating
June 30, 2015:
Fixed maturities:
States and political subdivisions -- general obligations
Maricopa County Arizona School District No. 31	337,675	331,043	AA-
States and political subdivisions -- special revenue
South Dakota EDL Enhancement Fdg Corp	173,267	171,051	A-
Jefferson Cnty Co Sch Dist	168,670	160,124	AA
Total	$679,612	$662,218
Credit Rating Source: Fidelity Brokerage Services LLC

The following table summarizes, for all securities in an unrealized loss position at June 30, 2015 and December 31, 2014, the estimated fair value, pre-tax gross unrealized loss and number of securities by length of time that those securities have been continuously in an unrealized loss position.

	June 30, 2015			December 31, 2014
		Gross	Number		Gross	Number
	Estimated	Unrealized	of	Estimated	Unrealized	of
	Fair Value	Loss	Securities	Fair Value	Loss	Securities
Fixed Maturities:
Less than 12 months:
U.S. government obligations	$1,786,016	$55,643	11	$107,273	$3,963	1
States and political subdivisions --
special revenue	240,904	3,962	3	-	-	-
Corporate	11,746,837	708,486	81	8,253,570	261,055	47
Greater than 12 months:
U.S. government obligations	199,157	4,266	2	1,096,399	18,387	8
States and political subdivisions --
general obligations	384,261	8,809	2	709,176	30,363	4
States and political subdivisions --
special revenue	283,467	15,058	3	1,052,184	35,033	9
Corporate	3,160,773	142,756	21	3,874,046	120,874	31
Total securities	$17,801,415	$938,980	123	$15,092,648	$469,675	100

Based on our review of the securities in an unrealized loss position at June 30, 2015 and December 31, 2014, no other-than-temporary impairments were deemed necessary. Management believes that the Company will fully recover its cost basis in the securities held at June 30, 2015, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover or mature. The temporary impairments shown herein are primarily the result of the current interest rate environment rather than credit factors that would imply other-than-temporary impairment.

The amortized cost and estimated fair value of fixed maturities at June 30, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$207,573	$209,557
Due after one year through five years	2,401,201	2,428,766
Due after five years through ten years	9,975,868	9,514,184
Due after ten years	8,067,392	7,605,879
	$20,652,034	$19,758,386

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At June 30, 2015 and December 31, 2014, these required deposits had a total amortized cost of $5,068,416 and $3,824,485 and fair values of $4,996,789 and $3,918,911, respectively.

The components of net investment income for the three and six months ended June 30, 2015 and 2014 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Fixed maturities	$161,652	$102,218	$320,615	$161,187
Equity securities	162	-	186	-
Cash and short-term investments	1	321	2	1,703
Gain (loss) from equity method investments	(55,711)	(111,861)	(16,650)	(226,407)
Other	15,799	23,852	30,416	34,728
	121,903	14,530	334,569	(28,789)
Less investment expenses	(21,782)	(17,572)	(38,824)	(28,303)
	$100,121	$(3,042)	$295,745	$(57,092)

Proceeds for the three months ended June 30, 2015 and 2014 from sales of investments classified as available-for-sale were $2,840,976 and $3,670,232, respectively. Gross gains of $14,613 and $19,354 and gross losses of $89,156 and $3,081 were realized on those sales during the three months ended June 30, 2015 and 2014, respectively. Proceeds for the six months ended June 30, 2015 and 2014 from sales of investments classified as available-for-sale were $7,166,021 and $5,561,141, respectively. Gross gains of $118,401 and $21,640 and gross losses of $114,696 and $27,301 were realized on those sales during the six months ended June 30, 2015 and 2014, respectively.

As of June 30, 2015, all mortgage loans were sold. The following table summarizes the activity in the mortgage loans on real estate, held for investment account for the periods ended June 30, 2015 and December 31, 2014.

	Six months ended	Year ended
	June 30, 2015	December 31, 2014
Balance at beginning of period	$349,386	$665,569
Proceeds from payments on mortgage loans on real estate, held for investment	-	(3,931)
Proceeds from settlement on mortgage loans on real estate, held for investment	(349,386)	(312,252)
Balance at end of period	$-	$349,386

Note 3. Fair Values of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

●	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

●	Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the valuation inputs, or their ability to be observed, may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur.

A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Fixed maturities: Fixed maturities are recorded at fair value on a recurring basis utilizing a third-party pricing source. The valuations are reviewed and validated quarterly through random testing by comparisons to separate pricing models or other third party pricing services. For the period ended June 30, 2015, there were no material changes to the valuation methods or assumptions used to determine fair values, and no broker or third party prices were changed from the values received. Securities with prices based on validated quotes from pricing services are reflected within Level 2.

Equity securities, available for sale: Equity securities consist of preferred stock of publicly traded companies. The fair values of a portion of our preferred equity securities are based on prices obtained from independent pricing services and these securities are generally classified within Level 2 in the fair value hierarchy.

Equity method investments: The equity method investments are comprised of the Company’s investments in First Wyoming Capital Corporation (First Wyoming) and Pacific Northwest. These securities have no active trading and the fair value for these securities is not readily determinable. Therefore, these investments have been omitted from the fair value disclosure tables.

Cost method investments: The cost method investments are comprised of New Mexico Capital Corp and Northstar Financial Corporation. These securities have no active trading and the fair value for these securities is not readily determinable. Therefore, these investments have been omitted from the fair value disclosure tables.

Cash and short-term investments: The carrying value of cash and cash equivalents and short-term investments approximate the fair value because of the short maturity of the instruments.

Policy loans: Policy loans are stated at unpaid principal balances. As these loans are fully collateralized by the cash surrender value of the underlying insurance policies, the carrying value of the policy loans approximates their fair value. Policy loans are categorized as Level 3 in the fair value hierarchy.

Mortgage loans on real estate, held for investment: The fair values of mortgage loans on real estate, held for investment are estimated by discounting scheduled cash flows through the scheduled maturities of the loans, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Mortgage loans are categorized as Level 3 in the fair value hierarchy.

Deposit-type contracts: The fair value for direct and assumed liabilities under deposit-type insurance contracts (accumulation annuities) is calculated using a discounted cash flow approach. Cash flows are projected using actuarial assumptions and discounted to the valuation date using risk-free rates adjusted for credit risk and nonperformance risk of the liabilities. Liabilities under deposit-type insurance contracts that are wholly ceded by Capital Reserve to a non-affiliated reinsurer are carried at cash surrender value which approximates fair value. These liabilities are categorized as Level 3 in the fair value hierarchy.

Surplus notes: The fair value for surplus notes is calculated using a discounted cash flow approach. Cash flows are projected utilizing scheduled repayments and discounted to the valuation date using market rates currently available for debt with similar remaining maturities. These notes are structured such that all interest is paid at maturity. In the following fair value tables, the Company has included accrued interest expense, which is recorded in the accounts payable and accrued expenses, of approximately $213,000 and $196,927 in carrying value of the surplus notes as of June 30, 2015 and December 31, 2014, respectively. These liabilities are categorized as Level 3 in the fair value hierarchy.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of June 30, 2015 and December 31, 2014.

		Significant
	Quoted	Other	Significant
	In Active	Observable	Unobservable	Estimated
	Markets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value
June 30, 2015
Fixed maturities:
U.S. government obligations	$-	$3,664,692	$-	$3,664,692
States and political subdivisions — general obligations	-	384,261	-	384,261
States and political subdivisions — special revenue	-	630,155	-	630,155
Corporate	-	15,079,278	-	15,079,278
Total fixed maturities	$-	$19,758,386	$-	$19,758,386
December 31, 2014
Fixed maturities:
U.S. government obligations	$-	$3,772,754	$-	$3,772,754
States and political subdivisions — general obligations	-	1,029,008	-	1,029,008
States and political subdivisions — special revenue	-	1,221,850	-	1,221,850
Corporate	-	12,930,578	-	12,930,578
Total fixed maturities	-	18,954,190	-	18,954,190
Equity securities:
Preferred corporate stock	-	75,000	-	75,000
Total equity securities	-	75,000	-	75,000
Total	$-	$19,029,190	$-	$19,029,190

There were no transfers of financial instruments between any levels during the six months ended June 30, 2015 or during the year ended December 31, 2014.

Accounting standards require disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis are discussed above. There were no financial assets or financial liabilities measured at fair value on a non-recurring basis. Equity securities carried at cost are privately purchased common stocks for several recently formed holding companies organized for the purpose of forming life insurance subsidiaries. These common stocks are recorded using the cost basis of accounting. These securities have no active trading and the fair value for these securities is not readily determinable. The Company does not control these entities economically, and therefore does not consolidate these entities.

The following disclosure contains the carrying values, estimated fair values and their corresponding placement in the fair value hierarchy, for financial assets and financial liabilities as of June 30, 2015 and December 31, 2014, respectively:

	June 30, 2015
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Policy loans	$409,872	$-	$-	$409,872	$409,872
Cash and cash equivalents	1,760,294	1,760,294	-	-	1,760,294
Liabilities:
Policyholder deposits
(Deposit-type contracts)	17,337,958	-	-	17,337,958	17,337,958
Surplus notes and accrued
interest payable	763,032	-	-	756,326	756,326

	December 31, 2014
		Fair Value Measurements at Date Using
		Quoted Prices in
		Active Markets
		for Identical	Significant Other	Significant
		Assets and	Observable	Unobservable
	Carrying	Liabilities	Inputs	Inputs	Fair
	Amount	(Level 1)	(Level 2)	(Level 3)	Value
Assets:
Mortgage loans on real estate held for
investment	$349,386	$-	$-	$349,386	$349,386
Policy loans	374,186	-	-	374,186	374,186
Cash and cash equivalents	2,310,047	2,310,047	-	-	2,310,047
Liabilities:
Policyholder deposits
(Deposit-type contracts)	16,461,061	-	-	16,461,061	16,461,061
Surplus notes and accrued
interest payable	746,927	-	-	739,042	739,042

Note 4. Income Tax Matters

Significant components of the Company’s deferred tax assets and liabilities as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015	December 31, 2014
Deferred tax assets:
Loss carry forwards	$8,207,624	$7,598,830
Capitalized costs	705,760	802,000
Unrealized losses on investments	303,840	121,110
Benefit reserves	1,107,309	1,239,298
Total deferred tax assets	10,324,533	9,761,238
Less valuation allowance	(8,564,853)	(8,112,743)
Total deferred tax assets, net of valuation allowance	1,759,680	1,648,495
Deferred tax liabilities:
Policy acquisition costs	717,524	908,021
Due premiums	218,808	220,823
Value of business acquired	563,248	249,351
Intangible assets	238,000	238,000
Property and equipment	22,100	32,300
Total deferred tax liabilities	1,759,680	1,648,495
Net deferred tax assets	$-	$-

At June 30, 2015 and December 31, 2014, the Company recorded a valuation allowance of $8,564,853 and $8,112,743, respectively, on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Loss carryforwards for tax purposes as of June 30, 2015, have expiration dates that range from 2024 through 2030.

There was no income tax expense for the three or six months ended June 30, 2015 and 2014. This differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax income, as a result of the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Computed expected income tax benefit	$(279,849)	$(528,806)	$(545,090)	$(778,994)
Increase (reduction) in income taxes resulting from:
Meals, entertainment and political contributions	12,862	6,512	16,534	13,926
Dividends received deduction	(38)	-	(44)	-
Noncontrolling interests	-	(15,761)	-	3,196
True-up of benefit reserves	193,054	99,440	259,220	38,499
	205,878	90,191	275,710	55,621
Tax benefit before valuation allowance	(73,971)	(438,615)	(269,380)	(723,373)
Change in valuation allowance	73,971	438,615	269,380	723,373
Net income tax expense	$-	$-	$-	$-

Note 5. Reinsurance

A summary of significant reinsurance amounts affecting the accompanying consolidated financial statements as of June 30, 2015 and December 31, 2014 and for the three and six months ended June 30, 2015 and 2014 is as follows:

	June 30, 2015	December 31, 2014
Balance sheets:
Benefit and claim reserves assumed	$2,669,786	$2,678,376
Benefit and claim reserves ceded	28,079,244	29,012,678

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Statements of comprehensive income:
Premiums assumed	$6,417	$7,104	$13,668	$15,573
Premiums ceded	75,748	118,269	157,370	195,484
Benefits assumed	47,370	17,496	51,959	54,394
Benefits ceded	(273,537)	(224,151)	(532,493)	(435,086)
Commissions assumed	6	7	10	16
Commissions ceded	900	1,654	1,854	3,527

The following table provides a summary of the significant reinsurance balances recoverable on paid and unpaid policy claims by reinsurer along with the A.M. Best credit rating as of June 30, 2015:

				Recoverable on		Total Amount
		Recoverable	Recoverable	Benefit	Ceded	Recoverable
	AM Best	on Paid	on Unpaid	Reserves/	Due	from
Reinsurer	Rating	Losses	Losses	Deposit-type Contracts	Premiums	Reinsurer
SNL	NR	$-	$86,650	$15,803,557	$59,548	$15,830,659
Optimum Re Insurance Company	A-	-	16,624	132,288	-	148,912
Sagicor Life Insurance Company	A-	-	472,922	11,856,536	229,785	12,099,673
		$-	$576,196	$27,792,381	$289,333	$28,079,244

Capital Reserve has a 100% coinsurance agreement with SNL whereby 100% of the business written by Capital Reserve is ceded to SNL. At June 30, 2015 and December 31, 2014, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Capital Reserve to SNL were $15,830,659 and $16,375,768, respectively. Capital Reserve remains contingently liable on this ceded reinsurance should SNL be unable to meet its obligations.

During 1999, Old Reliance entered into a 75% coinsurance agreement with Sagicor Life (Sagicor) whereby 75% of the business written by Old Reliance is ceded to Sagicor. During 2000, Old Reliance coinsured the remaining 25% with Sagicor. At June 30, 2015 and December 31, 2014, total benefit reserves, policy claims, deposit-type contracts, and due premiums ceded by Old Reliance to Sagicor were $12,099,673 and $12,143,472, respectively. Old Reliance remains contingently liable on this ceded reinsurance should Sagicor be unable to meet their obligations.

The use of reinsurance does not relieve the Company of its primary liability to pay the full amount of the insurance benefit in the event of the failure of a reinsurer to honor its contractual obligation. No reinsurer of business ceded by the Company has failed to pay policy claims (individually or in the aggregate) with respect to our ceded business. At June 30, 2015, the Company had over 98% of its reinsurance recoverable amounts concentrated with two reinsurers, Sagicor and SNL. SNL, who is not rated by A.M. Best, accounted for $15.8 million of reinsurance recoverable.

The Company monitors several factors that it considers relevant to satisfy itself as to the ongoing ability of a reinsurer to meet all obligations of the reinsurance agreements. These factors include the credit rating of the reinsurer, the financial strength of the reinsurer, significant changes or events of the reinsurer, and any other relevant factors. If the Company believes that any reinsurer would not be able to satisfy its obligations with the Company, a separate contingency reserve may be established. At June 30, 2015 and December 31, 2014, no contingency reserve was established.

Note 6. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. This liability is equal to the accumulated account deposits, plus interest credited, and less policyholder withdrawals. The following table provides information about deposit-type contracts for quarter ended June 30, 2015 and year ended December 31, 2014:

	Six Months Ended	Year Ended
	June 30, 2015	December 31, 2014
Beginning balance	$16,461,061	$14,739,655
Change in deposit-type contracts assumed from SNL	(796)	(114,109)
Change in deposit-type contracts fully ceded by Capital Reserve	(277,378)	(578,716)
Deposits received	1,191,753	2,409,659
Investment earnings	255,598	403,556
Withdrawals	(288,496)	(398,984)
Contract Charges	(3,784)	-
Ending balance	$17,337,958	$16,461,061

Under the terms of American Life’s coinsurance agreement with SNL, American Life assumes certain deposit-type contract obligations, as shown in the table above. Additionally, Capital Reserve cedes 100% of its direct business to SNL. Accordingly, this amount is presented within the corresponding single line above. The remaining deposits, withdrawals and interest credited represent those for American Life’s direct business.

Note 7. Commitments and Contingencies

Legal Proceedings: We are involved in litigation incidental to our operations from time to time. We are not presently a party to any legal proceedings other than litigation arising in the ordinary course of our business, and we are not aware of any claims that could materially affect our financial position or results of operations.

Regulatory Matters: State and federal regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company’s compliance with laws in relation to, but not limited to, insurance and securities. The issues involved in information requests and regulatory matters vary widely. The Company cooperates in these inquiries. Agencies from the state of South Dakota completed a routine regulatory examination for the period 2010 through 2013 as required by state statutes during the second quarter of 2015. Previously, Arizona, Wyoming and Missouri regulators completed a regulatory examination.

Office Lease: The Company leases office space in Lincoln, Nebraska under an agreement executed October 17, 2013 that expires on January 31, 2024. The Company also subleases office space for a satellite office in Kearney, Nebraska, which was executed on June 11, 2012 and expired on May 1, 2015. Great Plains entered into a lease on May 1, 2011 for office space in Pierre, South Dakota, which expired on April 30, 2014. Great Plains also entered into a lease on October 4, 2013 for office space in Mitchell, South Dakota, which expires on November 30, 2016. Rent expense for the three months ended June 30, 2015 and 2014 was $55,377 and $62,104 respectively. Rent expense for the six months ended June 30, 2015 and 2014 was $111,752 and $110,956, respectively. Future minimum payments are as follows:

2015	$78,487
2016	137,088
2017	133,603
2018	136,557
2019	141,412
Later years	629,811
Total	$1,256,958

Note 8. Statutory Net Income and Surplus

American Life is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Arizona Department of Insurance. Likewise, Capital Reserve and Great Plains Life are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Missouri and South Dakota Departments of Insurance, respectively. Statutory practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. The following table summarizes the statutory net loss and statutory capital and surplus of American Life, Capital Reserve, and Great Plains Life for the six months ended June 30, 2015 and 2014 and as of June 30, 2015 and December 31, 2014.

	Statutory Net Loss for the six months ended June 30,
	2015	2014
American Life	$(697,981)	$(902,317)
Capital Reserve	$(25,490)	$(82,203)
Great Plains Life	$(261,506)	$(141,012)

	Statutory Capital and Surplus as of
	June 30, 2015	December 31, 2014
American Life	$2,260,574	$2,429,604
Capital Reserve	$1,505,448	$1,332,771
Great Plains Life	$1,790,581	$2,025,982

Note 9. Surplus Notes

The following provides a summary of the Company’s surplus notes along with issue dates, maturity dates, face amounts, and interest rates as of June 30, 2015:

Creditor	Issue Date	Maturity Date	Face Amount	Interest Rate
David G. Elmore	September 1, 2006	September 1, 2016	$250,000	7%
David G. Elmore	August 4, 2011	August 1, 2016	300,000	5%

Any payments and/or repayments must be approved by the Arizona Department of Insurance. As of June 30, 2015, the Company has accrued $213,032 of interest expense under accounts payable and accrued expenses on the consolidated balance sheet. No payments were made in the six months ending June 30, 2015, or during the year ended December 31, 2014.

Note 10. Investment in Pacific Northwest Capital Corporation

During the first quarter of 2014, we purchased additional shares of Pacific Northwest Capital Corporation (Pacific Northwest). The purchase increased our total investment in Pacific Northwest to 850,000 shares. Our aggregate ownership percentage increased to approximately 22.4%.

As a result of the increased ownership of Pacific Northwest, the Company changed its method of carrying the investment from cost to equity as required by generally accepted accounting principles. Under the equity method, the Company records its proportionate share of the earnings of Pacific Northwest. The effect of the change in accounting method for the three months ended June 30, 2014, was to increase loss before provision for income taxes and net loss by $18,226. The effect of the change in accounting method for the six months ended June 30, 2014, was to increase loss before provision for income taxes and net loss by $73,306. The change for the period ending December 31, 2014 decreased the investment in Pacific Northwest to zero.

Note 11. Related Party Transactions

The Company commenced its third party administrative (“TPA”) services in 2012 as an additional revenue source. These agreements, for various levels of administrative services on behalf of each customer, generate fee income for the Company. Services provided to each customer vary based on their needs and can include some or all aspects of back-office accounting and policy administration. We have been able to perform our TPA services using our existing in-house resources. Fees earned during the three months ended June 30, 2015 and 2014 were $40,608 and $86,236, respectively. Fees earned during the six months ended June 30, 2015 and 2014 amounted to $95,594 and $160,252, respectively.

Note 12. Subsequent Events

All of the effects of subsequent events that provide additional evidence about conditions that existed at June 30, 2015, including the estimates inherent in the process of preparing consolidated financial statements, are recognized in the consolidated financial statements. The Company does not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated financial statements but arose after, but before the consolidated financial statements were available to be issued. In some cases, non-recognized subsequent events are disclosed to keep the consolidated financial statements from being misleading.

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued and found no events to report.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
First Wyoming Capital Corporation and Subsidiaries
Cheyenne, Wyoming

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of First Wyoming Capital Corporation (a Wyoming Corporation) and its subsidiaries (collectively the “Company”), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of revenue and expenses, comprehensive (loss), changes in shareholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ McGee, Hearne & Paiz, LLP

Cheyenne, Wyoming
May 13, 2015

FIRST WYOMING CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2014 and 2013

.	2014	2013
Investments
Available-for-sale fixed maturity securities (Notes 2, 3 and 11)	$4,671,292	$4,528,802
Available-for-sale equity securities (Note 11)	-	10,000
Total investments	4,671,292	4,538,802
Cash (Note 11)	376,309	842,817
Amounts recoverable from reinsurers (Note 6)	-	168,000
Accrued investment income (Note 11)	51,316	54,541
Due premiums	47,238	76,836
Deferred acquisition costs (Note 4)	450,185	428,936
Furniture and equipment, net	17,067	11,062
Goodwill	325,000	-
Other assets	4,074	14,688
	1,271,189	1,596,880
Total assets	$5,942,481	$6,135,682
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Policy liabilities:
Benefit reserves	$534,686	$395,407
Policy claims	6,078	227,078
Liability for deposit-type contracts (Note 7)	556,483	276,089
Total policy liabilities	1,097,247	898,574
Other liabilities	97,615	99,230
Total liabilities	1,194,862	997,804
Commitments and Contingencies (Notes 6 and 8)
Shareholders' Equity (Note 9)
Common stock, par value $.10 per share; 100,000,000
authorized; issued and outstanding 2014 - 4,504,389
shares; 2013 - 4,179,005 shares	450,439	417,901
Additional paid-in capital	9,323,579	8,678,374
Accumulated other comprehensive (loss)	(94,041)	(240,607)
Accumulated (deficit)	(4,932,358)	(3,717,790)
Total shareholders' equity	4,747,619	5,137,878
Total liabilities and shareholders' equity	$5,942,481	$6,135,682

See Notes to Consolidated Financial Statements.

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF REVENUE AND EXPENSES
Years Ended December 31, 2014 and 2013

	2014	2013
Revenue
Premiums and other considerations	$396,718	$762,938
Premiums ceded (Note 6)	(22,240)	(6,429)
	374,478	756,509
Investment income, net of expenses (Note 2)	148,434	127,020
Realized (losses) gains on investments, reclassified from
accumulated other comprehensive (loss) for unrealized net
(losses) gains on available-for-sale securities (Note 2)	(33,254)	64,499

Total revenues	489,658	948,028

Expenses
Death and other benefits, net of reinsurance (Note 6)	6,400	59,404
Increase in benefit reserves	139,279	322,454
Amortization of deferred acquisition costs	103,778	53,976
Commissions	64,641	412,374
Salaries and benefits	576,597	554,578
Rent	41,352	36,995
Professional fees	223,446	223,730
Directors' fees	4,200	7,450
Travel and lodging	32,601	22,505
Office and other expenses	186,157	141,602
Acquisition costs deferred (Note 4)	(125,027)	(426,710)
Rocky Mountain Capital Corporation Acquisition Costs	223,312	-
Total expenses	1,476,736	1,408,358

Net (loss)	$(987,078)	$(460,330)

Net (loss) per common share	$(0.24)	$(0.11)

See Notes to Consolidated Financial Statements.

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years Ended December 31, 2014 and 2013

	2014	2013
Net (loss)	$(987,078)	$(460,330)
Other comprehensive income (loss):
Unrealized gains (losses) on investments
arising during the period	113,312	(277,815)
Reclassification adjustment for realized
gains (losses) on investments included in income	33,254	(64,499)
Other comprehensive income (loss)	146,566	(342,314)

Comprehensive (loss)	$(840,512)	$(802,644)

See Notes to Consolidated Financial Statements.

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

			Accumulated
		Additional	Other
	Common	Paid-in	Comprehensive	Accumulated
	Stock	Capital	Income (Loss)	(Deficit)	Total
Balance, December 31, 2012	$417,901	$8,678,374	$101,707	$(3,257,460)	$5,940,522
Net (loss)				(460,330)	(460,330)
Other comprehensive (loss)			(342,314)		(342,314)
Balance, December 31, 2013	417,901	8,678,374	(240,607)	(3,717,790)	5,137,878
Net (loss)				(987,078)	(987,078)
Purchase and retirement of 209,100 shares of common stock	(20,910)			(227,490)	(248,400)
Issuance of 534,484 shares of common stock for the acquisition of
Rocky Mountain Capital Corporation	53,448	645,205			698,653
Other comprehensive income			146,566		146,566
Balance, December 31, 2014	$450,439	$9,323,579	$(94,041)	$(4,932,358)	$4,747,619

See Notes to Consolidated Financial Statements.

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities
Net (loss)	$(987,078)	$(460,330)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Amortization of premium	58,427	68,519
Depreciation	5,357	5,022
Realized losses (gains) on investments	33,254	(64,499)
Amortization of deferred acquisition costs	103,778	53,976
Acquisition costs deferred	(125,027)	(426,710)
Changes in assets and liabilities:
(Increase) decrease in:
Accrued investment income	3,225	(9,134)
Due premiums	29,598	(65,856)
Amounts recoverable from reinsurers	168,000	(162,029)
Other assets	10,614	(11,623)
Increase (decrease) in:
Policy liabilities	(62,130)	548,456
Other liabilities	(1,615)	(9,734)
Net cash (used in) operating activities	(763,597)	(533,942)
Cash Flows from Investing Activities
Purchase of fixed maturity securities	(3,863,511)	(4,469,423)
Bond proceeds from sales and maturities of fixed maturity securities	3,775,906	3,612,916
Sale of equity security	10,000	-
Purchase of property and equipment	(4,488)	-
Net cash (used in) investing activities	(82,093)	(856,507)
Cash Flows from Financing Activities
Purchase of common stock for retirement: 2014 - 209,100 shares, 2013 none	(248,400)	-
Proceeds from issuance of common stock upon acquisition of
Rocky Mountain Capital Corporation	366,779	-
Receipts on deposit-type contracts	295,403	287,800
Withdrawals on deposit-type contracts	(34,600)	(15,050)
Net cash provided by financing activities	379,182	272,750

(Decrease) in cash	(466,508)	(1,117,699)
Cash
Beginning	842,817	1,960,516
Ending	$376,309	$842,817

Continued

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Continued
Supplemental Schedule of Noncash Investing and Financing Activities
Net change in unrealized gains (losses) on available-for-
sale securities	$146,566	$(342,314)
Acquisition of assets and liabilities in exchange for common stock:
Furniture and equipment	6,874	-
Goodwill	325,000	$-

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: First Wyoming Capital Corporation (the “Company”) was incorporated in Wyoming on July 8, 2009, for the primary purpose of organizing a life insurance subsidiary. In July 2009, the Company raised $150,000 from the initial offering of 1,500,000 common shares. After the initial offering, the Company raised $750,000 from a private placement of 750,000 shares. On April 26, 2010, the Company’s intra-state public stock offering filed with the Wyoming Secretary of State for $7,500,000, which included a 15% “over-sale” provision (additional sales of $1,125,000), was declared effective. Effective November 18, 2011, the Company amended the intra-state public stock offering to increase the offering to a maximum of $10,000,000. The offering was completed on June 29, 2012. The Company raised $9,645,025 from the sale of 1,929,005 common shares from this offering. The Company was in the development stage through 2011. The year 2012 was the first year during which it was considered an operating company.

First Wyoming Capital Corporation has a wholly owned subsidiary, First Wyoming Life Insurance Company (“First Wyoming Life”), domiciled in Wyoming. This Subsidiary was incorporated on June 24, 2011 and initially capitalized with $400,000. Additional capital contributions of $3,600,000 were made during 2011. First Wyoming Life is a life insurance company and operates in the state of Wyoming. First Wyoming Life began issuing business on August 17, 2012.

On December 31, 2014, Rocky Mountain Capital Corporation (Rocky Mountain) was merged into the Company. Rocky Mountain had 3,270,711 shares of outstanding stock prior to the merger valued at $0.23 per share. The Company’s stock was valued at $1.33 per share so for each share of Rocky Mountain stock they were converted at an exchange ratio of $0.17 per share. The Company’s common stock increased approximately 534,484 shares due to the merger.

Rocky Mountain’s wholly owned subsidiary, United Sales Alliance Corporation, became a wholly owned subsidiary of the Company at the time of the merger. United Sales Alliance Corporation is a Colorado corporation that was organized on January 28, 2013 for the purpose of selling life insurance and related insurance products.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its’ Subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

A summary of the Company’s significant accounting policies follows:

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the liability for estimated benefit reserves and deferred acquisition costs.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all liquid assets and money market funds purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in back deposit accounts that at times exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investments in fixed maturities: The Company has investments in fixed maturity securities. Fixed maturity securities consist primarily of obligations of U.S. Treasury, municipalities, foreign corporations, and domestic corporations.

The investments in fixed maturity securities have been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are included in accumulated other comprehensive income (loss). Declines in value judged to be other than temporary are included in investments and expense. Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities (the interest method).

Interest on debt securities is recognized in income as earned. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other than temporary, are included in revenue and investments. Realized gains and losses are determined on the basis of the specific securities sold.

Declines in the fair value of available-for-sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, projected cash flows, issuer credit ratings and the intent and ability of the Company to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion on the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the years ended December 31, 2014 or 2013.

Other investments: The Company held an investment in the stock of Rocky Mountain Capital Corporation which was carried at cost. The Company acquired Rocky Mountain Capital Corporation as of December 31, 2014.

Deferred acquisition costs: The Company adopted Accounting Standards update (ASU) 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts, effective January 1, 2012. Under the new guidance, incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.

Pursuant to this guidance, the Company evaluated the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisition.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 analysis that all deferred acquisition costs were recoverable. No events occurred in the year ended December 31, 2014 that suggested a review should be undertaken.

The following table provides information about deferred acquisition costs for the years ended December 31, 2014 and 2013:

	2014	2013
Balance at beginning of period	$428,936	$56,202
Capitalization of commissions, sales and
issue expense	125,027	426,710
Gross Amortization	(103,778)	(53,976)
Balance at end of period	$450,185	$428,936

Furniture and equipment: Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives using the straight-line method for financial reporting purposes. The estimated life used in determining depreciation is three years for electronic data processing equipment and five years for furniture. Accumulated depreciation at December 31, 2014 and 2013 was $27,264 and $15,207, respectively. Maintenance and repairs are expensed as incurred.

Goodwill: The Company’s goodwill was recorded as a result of the Company’s business combination using the acquisition method of accounting.

The Company tests for goodwill impairment upon the occurrence of an event or circumstance that may indicate the fair value of the company is less than its carrying amount and has elected to perform this test at the company level. If events or circumstances are present that may indicate the fair value of the company is less than its carrying value, the estimated fair value of the company is compared to is carrying amount and an impairment loss is recognized for the excess of the carrying amount over fair value (if any), not to exceed the carrying amount of goodwill. Since the combination occurred on December 31, 2014, no impairment was identified at December 31, 2014.

Benefit reserves: The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance products, expected mortality and morbidity is generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves.

Reinsurance: The Company cedes reinsurance under various agreements allowing management to control exposure to potential losses arising from large risks and providing additional capacity for growth. Estimated reinsurance recoverable balances are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

Policy claims: Policy claim liabilities represent the estimated liabilities for claims reported plus estimated incurred but not yet reported claims developed from trends of historical market data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders and premium deposit funds.

Income taxes: The Company is subject to Federal income tax in the United States. Tax regulations are subject to interpretation of the related tax laws and regulations and required significant judgment to apply. The provision for income taxes is based on income as reported in the financial statements. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements.

The Company and its subsidiaries file income tax returns in the U.S. Federal and various other jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, or state and local income tax examinations by tax authorities except for the last three years filed.

Common stock: The common stock has a $.10 par value, with dividend rights payable to holders of common stock on a pro rata basis.

Offering costs: Certain costs directly related to the sale of the Company’s securities are capitalized against the proceeds from the sales. These costs include legal fees, recruiting and training expenses, commissions, printing, and other direct expenses related to the offering. These costs were reclassed against additional paid-in capital upon the Company’s exit from the development stage. No offering costs were incurred for the years ended December 31, 2014 or 2013.

Net loss per common stock: Net loss per common share is calculated using the weighted average number of common shares outstanding. Accordingly, the weighted average common shares outstanding were 4,090,092 and 4,179,005 for the years ended December 31, 2014 and 2013, respectively.

Revenues and expenses: Revenues on traditional life products consist of direct premiums reported as earned when due, net of reinsurance ceded. Liabilities for future policy benefits are provided and acquisition costs are deferred and amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products, which generally remain in force for the lifetime of the insured.

Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

Reinsurance - Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

Investment risk - The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

Interest-rate risk - Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit risk - The Company is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Regulatory factors - The Company’s subsidiary, First Wyoming Life, is highly regulated by the Wyoming Department of Insurance. Such regulations, among other things, impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

Vulnerability due to certain concentrations - The Company monitors economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company’s products.

Subsequent events: Events occurring subsequent to the balance sheet date have been evaluated for financial statement impact or disclosure through May 13, 2015, the date the financial statements were available to be issued.

Recent accounting pronouncements: In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740)—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward or Tax Credit Carryforward Exists, which finalizes Proposed ASU No. EITF-13C, and requires an entity's unrecognized tax benefit to be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with one exception. That exception states that, to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The ASU applies prospectively for reporting periods beginning after December 15, 2014. Retrospective application and early adoption are also permitted. We do not expect ASU No. 2013-11 to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity's contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to the consolidated financial statements.

Note 2: Investments Available-for-Sale

The following is a summary of the Company’s investments in marketable debt and equity securities, all of which are classified as available-for-sale, as of December 31, 2014 and 2013:

	2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-Sale Securities
Fixed maturity securities:
U.S. Treasury security	$199,886	$4,770	$-	$204,656
Municipal securities	1,193,715	1,412	10,777	1,184,350
Foreign corporate securities	123,202	-	4,230	118,972
Domestic corporate
securities	3,248,530	-	85,216	3,163,314
Total fixed maturity
securities	$4,765,333	$6,182	$100,223	$4,671,292

	2013
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-Sale Securities
Fixed maturity securities:
U.S. Treasury security	$199,798	$8,186	$-	$207,984
Municipal securities	340,858	-	25,384	315,474
Foreign corporate securities	178,951	-	7,025	171,926
Domestic corporate
securities	4,049,802	-	216,384	3,833,418
Total fixed maturity
securities	$4,769,409	$8,186	$248,793	$4,528,802
Equity Securities	10,000	-	-	10,000
	$4,779,409	$8,186	$248,793	$4,538,802

The following table details the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Fair	Unrealized
	Value	Loss
December 31, 2014:
Fixed maturity securities less than 12 months:
Municipal securities	$811,227	$10,260
Foreign corporate securities	118,972	4,230
Domestic corporate securities	1,799,273	51,128
Fixed maturity securities greater than 12 months:
Municipal securities	$111,688	$517
Foreign corporate securities	-	-
Domestic corporate securities	1,364,041	34,088
December 31, 2013:
Fixed maturity securities less than 12 months:
Municipal securities	$216,501	$6,859
Foreign corporate securities	171,926	7,025
Domestic corporate securities	3,213,910	171,924
Fixed maturity securities greater than 12 months:
Municipal securities	$98,973	$18,525
Foreign corporate securities	-	-
Domestic corporate securities	619,508	44,460

The Company’s decision to record an impairment loss is primarily based on whether the security’s fair value is likely to remain significantly below its book value in light of all the factors considered. Factors that are considered include the length of time the security’s fair value has been below its cost amount and the severity of the decline in value. The Company also assesses recovery value. Management believes that the Company will fully recover its cost basis in the securities held at December 31, 2014, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover.

The following are the components of net investment income for the years ended December 31:

	2014	2013
Cash and short-term investments	$99	$1,424
Fixed maturity securities	154,835	143,459
	154,934	144,883
Investment expenses	(6,500)	(17,863)
	$148,434	$127,020

Gross gains of $7,418 and $99,863 and gross losses of $40,672 and $35,364 were recognized on investment sales during the years ended December 31, 2014 and 2013, respectively. Gross proceeds from the sale of securities were $3,672,906 and $3,612,916 during 2014 and 2013, respectively. Gross proceeds for the maturities of securities were $103,000 and none during 2013.

The amortized cost and estimated fair value of fixed maturities at December 31, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
Due after one year through five years	$425,201	$428,566
Due after five years through ten years	3,367,497	3,295,559
Due after ten years	972,635	947,167
	$4,765,333	$4,671,292

Investments made by the Company are in accordance with the Company’s Board of Directors’ approved investment policy. First Wyoming Life must further comply with investment rules and regulations of the Wyoming Insurance Department. In accordance with these rules and regulations, at December 31, 2014 and 2013, First Wyoming Life has a required statutory deposit of an investment security with a fair value of $204,656 and $207,984, respectively, with the Wyoming Insurance Department for the benefit of future policyholders.

Note 3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities and corporate debt securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

The following discussion describes the valuation methodologies used for financial assets measured at fair value. The techniques utilized in estimating the fair values are affected by the assumptions used. Care should be exercised in deriving conclusions about the Company’s operations or financial position based on the fair value information of financial assets presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.

The fair value for fixed maturity securities are based on prices provided by the Company’s custodian bank. The custodian bank uses a variety of pricing sources to determine fair valuations. The Company’s bonds are highly liquid, which allows for a high percentage of the portfolio to be priced through pricing services.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value as of December 31:

	2014
	Level 1	Level 2	Level 3	Total
Fixed Maturity Securities
U.S. Treasury security	$204,656	$-	$-	$204,656
Municipal securities	-	1,184,350	-	1,184,350
Foreign corporate securities	-	118,972	-	118,972
Domestic corporate securities	-	3,163,314	-	3,163,314
Total fixed maturity
securities	$204,656	$4,466,636	$-	$4,671,292

	2013
	Level 1	Level 2	Level 3	Total
Fixed Maturity Securities
U.S. Treasury security	$207,984	$-	$-	$207,984
Municipal securities	-	315,474	-	315,474
Foreign corporate securities	-	171,926	-	171,926
Domestic corporate securities	-	3,833,418	-	3,833,418
Total fixed maturity
securities	$207,984	$4,320,818	$-	$4,528,802

Note 4. Deferred Acquisition Cost

The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company such as underwriting, issuance and processing fees incurred in connection with successful contract acquisitions. The Company performs a recoverability analysis annually unless events occur which requires an immediate review. The Company determined for the years ended December 31, 2014 and 2013 all acquisition costs were recoverable.

Note 5. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction. Temporary differences between financial reporting and tax are not expected to be significant. The Company has estimated tax net operating losses of approximately $4,100,000 expiring in 2029 through 2034. First Wyoming Life has estimated tax net operating losses of approximately $600,000 expiring in 2026 through 2029. The Company has established a valuation allowance against this deferred tax asset due to the uncertainty of its ability to be used given the lack of taxable income to date. The valuation allowance increased $156,316 and $306,291 for the years ended December 31, 2014 and 2013, respectively. The Company’s and its subsidiaries tax returns remain subject to examination by tax authorities for the last three years filed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:

	2014	2013
Deferred Tax Assets
Net operating loss carryforward	$1,506,481	$1,329,919
Reserves	71,049	66,027
Net unrealized loss on available-for-sale securities	20,722	52,970
	1,598,252	1,448,916
Valuation allowance	(1,513,944)	(1,357,627)
Total deferred tax assets	84,308	91,289
Deferred Tax Liabilities
Deferred acquisition costs	(74,860)	(75,922)
Due premiums	(9,448)	(15,367)
Total deferred tax liabilities	(84,308)	(91,289)
Net deferred tax assets	$-	$-

The applicable tax rates utilized for determination of deferred taxes were 34% for the Company and 20% for First Wyoming Life.

As of December 31, 2014 and 2013, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the balance sheet date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no interest or penalties paid during 2014 and 2013.

Note 6. Reinsurance and Concentration of Risk

The Company utilizes a reinsurance agreement to reduce exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from their reinsurer, although it does not discharge the primary liability of the Company as direct insurer of the risk reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of the reinsurer. The Company purchases reinsurance through one reinsurer who has an A.M. Best rating A- as of its list rating dated August 29, 2014.

The Company ceded $22,240 and $6,429 of premiums for the years ended December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the Company estimated none and $168,000, respectively, to be receivable from the reinsurance company. The Company reduced death and other benefits expense by none and $162,029 for the years ended December 31, 2014 and 2013, respectively, for revenue recognized under reinsurance agreements.

Note 7. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. The liability is equal to the accumulated account deposits, plus interest credited, and less any policyholder withdrawals. The following table provides information about deposit-type contracts for the year ended December 31, 2014:

Beginning balance, December 31, 2013	$276,089
Deposits received	295,403
Interest earnings	19,591
Withdrawals	(34,600)
$556,483

Note 8. Commitments, Contingencies, and Subsequent Events

The Company has entered into a lease of office space in Wyoming pursuant to a three-year lease, which ends on August 31, 2016. The Colorado office space that held the operations of Rocky Mountain Capital Corporation prior to the merger has operating leases that expire at the end of August 2016. However, subsequent to year end, the Company negotiated an early termination of the lease requiring the payment of three months’ rent. Future minimum payments under the lease for the remaining contract period are as follows:

Year ending December 31,	Wyoming	Colorado	Total
2015	36,928	5,403	42,331
2016	24,992	-	24,992

Total office rent for the years ended December 31, 2014 and 2013 was $36,096 and $35,432, respectively.

First Wyoming Life is subject to assessments by the regulatory authorities in the State of Wyoming. There are no material assessments accrued at this time. First Wyoming Life is expected to be assessed in 2015 by the Wyoming Life and Health Insurance Guaranty Association; however, this assessment is not considered material in relation to the overall financial position of the Subsidiary.

Note 9. Shareholders’ Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by First Wyoming Life. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of: a) 10% of statutory surplus as of the preceding December 31; or b) statutory net gain from operations for the preceding year. For 2014, the Company cannot pay a dividend based on these restrictions without regulatory approval.

Note 10. Statutory Accounting Practices

First Wyoming Life’s statutory-basis capital and surplus was $3,272,791 and $3,580,122 at December 31, 2014 and 2013, respectively. Statutory-basis net loss was $311,804 and $128,405 for 2014 and 2013, respectively. There is one regulatory requirement that the Company is required to meet in regards to statutory surplus. This is a risk based capital requirement whereby the National Association of Insurance Commissioners (NAIC) requires a minimum level of 200% to avoid regulatory requirements. The Company is in compliance with this requirement at December 31, 2014.

Principal adjustments to statutory accounting principles amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) changes in deferred taxes associated with timing differences are recorded in net income rather than directly to surplus; d) accounting for certain investments in debt securities is at fair value with unrealized gains and losses reported as a separate component of equity; and e) statutory asset valuation reserves and interest maintenance reserves are eliminated.

Note 11. Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amount approximates fair value because of the highly-liquid nature or short maturity on those instruments.

Available-for-sale securities: Fair value for investment securities are based on quoted market prices, information obtained from lending pricing services or third-party sources.

Other investments: The carrying value approximates fair value due to the restrictions related to the sale, transfer or disposition of the investment.

Accrued interest and dividends: The carrying amount approximates fair value due to the short-term nature of these assets.

The estimated fair values of the Company’s financial instruments are as follows:

	2014		2013
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$376,309	$376,309	$842,817	$842,817
Available-for-sale securities:
U.S. Treasury securities	204,656	204,656	207,984	207,984
Municipal securities	1,184,350	1,184,350	315,474	315,474
Foreign corporate securities	118,972	118,972	171,926	171,926
Domestic corporate securities	3,163,314	3,163,314	3,833,418	3,833,418
Total available-for-sale securities	4,671,292	4,671,292	4,528,802	4,528,802
Other investments	-	-	10,000	10,000
Accrued interest and dividends	51,316	51,316	54,541	54,541

Note 12. Business Combination

On December 31, 2014, First Wyoming Capital Corporation acquired 100% of the outstanding stock of Rocky Mountain Capital Corporation and its subsidiary, United Sales Alliance Corporation. Rocky Mountain Capital Corporation was organized March 17, 2010 for the purpose of forming and/or acquiring a Colorado domiciled life insurance company or life insurance-related company. Rocky Mountain Capital Corporation established a wholly owned subsidiary on January 28, 3013 for the purpose of selling life insurance and related insurance products. Rocky Mountain Capital Corporation was acquired to allow the Company to expand its insurance products into the Colorado market. However, the Company will have to obtain regulatory approval before this can occur.

The Company acquired Rocky Mountain Capital Corporation and its Subsidiary by the issuance of 534,484 shares of common stock valued at $698,653. The following table represents the assets acquired through the acquisition of the company:

Cash - Rocky Mountain Capital Corporation	$341,414
Cash - United Sales Alliance Corporation	25,365
Furniture and equipment	6,874
Goodwill	325,000
Total Value received for issuance of 534,484
shares of stock	$698,653

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS	June 30, 2015	December 31, 2014
Investments
Available-for-sale fixed maturity securities	$4,286,578	$4,671,292
Available-for-sale equity securities	25,000	-
Total investments	4,311,578	4,671,292
Cash	360,216	376,309
Accrued investment income	46,933	51,316
Due premiums	57,633	47,238
Deferred acquisition costs	442,039	450,185
Furniture and equipment, net	9,389	17,067
Goodwill	325,000	325,000
Other assets	20,443	4,074
	1,261,653	1,271,189
Total assets	$5,573,231	$5,942,481
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Policy liabilities:
Benefit reserves	$563,415	$534,686
Policy claims	2,186	6,078
Liability for deposit-type contracts	721,742	556,483
Advance Premiums	-	-
Total policy liabilities	1,287,343	1,097,247
Other liabilities	65,224	97,615
Total liabilities	1,352,567	1,194,862
Commitments and Contingencies
Shareholders' Equity
Common stock, par value $.10 per share; 8,000,000
authorized; issued and outstanding 2015 - 4,495,354
shares; 2014 - 4,504,389 shares	449,535	450,439
Additional paid-in capital	9,324,483	9,323,579
Accumulated other comprehensive income (loss)	(183,542)	(94,041)
Accumulated (deficit)	(5,369,812)	(4,932,358)
Total shareholders' equity	4,220,664	4,747,619
Total liabilities and shareholders' equity	$5,573,231	$5,942,481

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF REVENUE AND EXPENSES
(Unaudited)

		Three Months
	Three Months Ended	Ended June 30,	Six Months Ended	Six Months Ended
	June 30, 2015	2014	June 30, 2015	June 30, 2014
Revenue
Premiums and other considerations	$113,155	$117,545	$235,996	$262,563
Premiums ceded	(5,585)	(10,042)	(13,410)	(15,129)
	107,570	107,503	222,586	247,434
Investment income, net of expenses	32,749	32,338	68,764	79,511
Realized gains on investments	(14,311)	(14,128)	(23,379)	(13,836)
Other Income	100	-	100	-
Total revenues	126,108	125,713	268,071	313,109

Expenses
Death and other benefits, net of reinsurance	619	52,999	(3,194)	53,251
Interest Credited	8,563	1,431	16,019	2,893
Increase in benefit reserves	16,958	18,288	28,729	105,866
Amortization of deferred acquisition costs	24,038	31,499	30,611	63,730
Commissions	21,137	35,077	23,937	82,505
Salaries and benefits	144,868	149,605	305,155	286,651
Rent	11,029	10,397	26,536	20,573
Professional fees	86,830	88,273	179,401	116,196
Directors' fees	-	1,050	-	1,050
Travel and lodging	13,231	11,677	25,059	17,213
Office and other expenses	62,518	20,765	75,198	75,872
Acquisition costs deferred	(1,926)	(44,812)	(1,926)	(92,231)
Total expenses	387,865	376,249	705,525	733,569
Net (loss)	$(261,757)	$(250,536)	$(437,454)	$(420,460)
Net (loss) per common share	$(0.06)	$(0.06)	$(0.12)	$(0.10)

See Notes to Consolidated Financial Statements.

FIRST WYOMING CAPITAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2015 and 2014
(Unaudited)

	2015	2014
Cash Flows from Operating Activities
Net (loss)	$(437,454)	$(420,460)
Adjustments to reconcile net (loss) to net cash
(used in) operating activities:
Amortization of premium	24,423	28,593
Depreciation	3,406	2,411
Realized losses (gains) on investments	23,379	13,836
Amortization of deferred acquisition costs	30,611	63,730
Acquisition costs deferred	(22,465)	(92,231)
Changes in assets and liabilities:
(Increase) decrease in:
Accrued investment income	4,383	6,684
Due premiums	(10,395)	1,099
Amounts recoverable from reinsurers	-	168,000
Other assets	(16,369)	42,848
Increase (decrease) in:
Policy liabilities	40,757	(54,333)
Other liabilities	(32,391)	(35,066)
Net cash (used in) operating activities	(392,115)	(274,889)
Cash Flows from Investing Activities
Purchase of fixed maturity securities	(1,203,310)	(2,147,577)
Bond proceeds from sales and maturities of fixed maturity securities	1,450,721	2,201,828
Investment in Blue Sky	(25,000)	-
Purchase of property and equipment	4,272	(2,154)
Net cash (used in) investing activities	226,683	52,097
Cash Flows from Financing Activities
Receipts on deposit-type contracts	169,857	168,187
Withdrawals on deposit-type contracts	(20,518)	(13,192)
Net cash provided by financing activities	149,339	154,995
(Decrease) in cash	(16,093)	(67,797)
Cash
Beginning	376,309	842,817
Ending	$360,216	$775,020

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: First Wyoming Capital Corporation (the “Company”) was incorporated in Wyoming on July 8, 2009, for the primary purpose of organizing a life insurance subsidiary. In July 2009, the Company raised $150,000 from the initial offering of 1,500,000 common shares. After the initial offering, the Company raised $750,000 from a private placement of 750,000 shares. On April 26, 2010, the Company’s intra-state public stock offering filed with the Wyoming Secretary of State for $7,500,000, which included a 15% “over-sale” provision (additional sales of $1,125,000), was declared effective. Effective November 18, 2011, the Company amended the intra-state public stock offering to increase the offering to a maximum of $10,000,000. The offering was completed on June 29, 2012. The Company raised $9,645,025 from the sale of 1,929,005 common shares from this offering. The Company was in the development stage through 2011. The year 2012 was the first year during which it was considered an operating company.

First Wyoming Capital Corporation has a wholly owned subsidiary, First Wyoming Life Insurance Company (“First Wyoming Life”), domiciled in Wyoming. This Subsidiary was incorporated on June 24, 2011 and initially capitalized with $400,000. Additional capital contributions of $3,600,000 were made during 2011. First Wyoming LIFE is a life insurance company and operates in the state of Wyoming. First Wyoming Life began issuing business on August 17, 2012.

On December 31, 2014, Rocky Mountain Capital Corporation (Rocky Mountain) was merged into the Company. Rocky Mountain had 3,270,711 shares of outstanding stock prior to the merger valued at $0.23 per share. The Company’s stock was valued at $1.33 per share so for each share of Rocky Mountain stock they were converted at an exchange ratio of $0.17 per share. The Company’s common stock increased approximately 534,484 shares due to the merger.

Rocky Mountain’s wholly owned subsidiary, United Sales Alliance Corporation, became a wholly owned subsidiary of the Company at the time of the merger. United Sales Alliance Corporation is a Colorado corporation that was organized on January 28, 2013 for the purpose of selling life insurance and related insurance products.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its’ Subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

A summary of the Company’s significant accounting policies follows:

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the liability for estimated benefit reserves and deferred acquisition costs.

Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all liquid assets and money market funds purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in back deposit accounts that at times exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investments in fixed maturities: The Company has investments in fixed maturity securities. Fixed maturity securities consist primarily of obligations of U.S. Treasury, municipalities, foreign corporations, and domestic corporations.

The investments in fixed maturity securities have been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are included in accumulated other comprehensive income (loss). Declines in value judged to be other than temporary are included in investments and expense. Premiums and discounts on investments in debt securities are amortized over their contractual lives. The method of amortization results in a constant effective yield on those securities (the interest method).

Interest on debt securities is recognized in income as earned. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other than temporary, are included in revenue and investments. Realized gains and losses are determined on the basis of the specific securities sold.

Declines in the fair value of available-for-sale securities below their amortized cost are evaluated to assess whether any other-than-temporary impairment loss should be recorded. In determining if these losses are expected to be other-than-temporary, the Company considers severity of impairment, duration of impairment, forecasted recovery period, industry outlook, financial condition of the issuer, projected cash flows, issuer credit ratings and the intent and ability of the Company to hold the investment until the recovery of the cost.

The recognition of other-than-temporary impairment losses on debt securities is dependent on the facts and circumstances related to the specific security. If the Company intends to sell a security or it is more likely than not that the Company would be required to sell a security prior to recovery of the amortized cost, the difference between amortized cost and fair value is recognized in the statement of comprehensive income as an other-than-temporary impairment. If the Company does not expect to recover the amortized basis, does not plan to sell the security and it is not more likely than not that the Company would be required to sell a security before the recovery of its amortized cost, the recognition of the other-than-temporary impairment is bifurcated. The Company recognizes the credit loss portion on the income statement and the noncredit loss portion in accumulated other comprehensive loss. The credit component of an other-than-temporary impairment is determined by comparing the net present value of projected cash flows with the amortized cost basis of the debt security. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the fixed income security at the date of acquisition. Cash flow estimates are driven by assumptions regarding probability of default, including changes in credit ratings, and estimates regarding timing and amount of recoveries associated with a default. No other-than-temporary impairments were recognized during the quarter ended June 30, 2015 or year ended December 31, 2014.

Other investments: The Company held an investment in the stock of Rocky Mountain Capital Corporation which was carried at cost. The Company acquired Rocky Mountain Capital Corporation as of December 31, 2014.

Deferred acquisition costs: The Company adopted Accounting Standards update (ASU) 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts, effective January 1, 2012. Under the new guidance, incremental direct costs that result directly from and are essential to the contract acquisition transaction and would not have been incurred by the Company had the contract acquisition not occurred, are capitalized and amortized over the life of the premiums produced. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.

Pursuant to this guidance, the Company evaluated the types of acquisition costs it capitalizes. The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company, such as underwriting, policy issuance, and processing fees incurred in connection with successful contract acquisition.

Recoverability of deferred acquisition costs is evaluated periodically by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If this current estimate is less than the existing balance, the difference is charged to expense. The Company performs a recoverability analysis annually in the fourth quarter unless events occur which require an immediate review. The Company determined during its December 31, 2014 analysis that all deferred acquisition costs were recoverable. No events occurred in the period ended June 30, 2015 that suggested a review should be undertaken.

The following table provides information about deferred acquisition costs for the years ended June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
Balance at beginning of period	$450,185	$428,936
Capitalization of commissions, sales and issue expense	22,465	125,027
Gross Amortization	(30,611)	(103,778)
Balance at end of period	$442,039	$450,185

Furniture and equipment: Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is provided for in amounts sufficient to relate the cost of the depreciable assets to operations over their estimated service lives using the straight-line method for financial reporting purposes. The estimated life used in determining depreciation is three years for electronic data processing equipment and five years for furniture. Accumulated depreciation at June 30, 2015 and December 31, 2014 was $23,970 and $27,264, respectively. Maintenance and repairs are expensed as incurred.

Goodwill: The Company’s goodwill was recorded as a result of the Company’s business combination using the acquisition method of accounting.

The Company tests for goodwill impairment upon the occurrence of an event or circumstance that may indicate the fair value of the company is less than its carrying amount and has elected to perform this test at the company level. If events or circumstances are present that may indicate the fair value of the company is less than its carrying value, the estimated fair value of the company is compared to is carrying amount and an impairment loss is recognized for the excess of the carrying amount over fair value (if any), not to exceed the carrying amount of goodwill. Since the combination occurred on December 31, 2014, no impairment was identified at June 30, 2015.

Benefit reserves: The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance products, expected mortality and morbidity is generally based on the Company’s historical experience or standard industry tables including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality, morbidity and interest rate assumptions are “locked-in” upon the issuance of new insurance with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves.

Reinsurance: The Company cedes reinsurance under various agreements allowing management to control exposure to potential losses arising from large risks and providing additional capacity for growth. Estimated reinsurance recoverable balances are reported as assets and are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.

Policy claims: Policy claim liabilities represent the estimated liabilities for claims reported plus estimated incurred but not yet reported claims developed from trends of historical market data applied to current exposure.

Deposit-type contracts: Deposit-type contracts consist of amounts on deposit associated with deferred annuity riders and premium deposit funds.

Income taxes: The Company is subject to Federal income tax in the United States. Tax regulations are subject to interpretation of the related tax laws and regulations and required significant judgment to apply. The provision for income taxes is based on income as reported in the financial statements. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Financial Accounting Standards Board issued guidance on accounting for uncertainty in income taxes. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements.

The Company and its subsidiaries file income tax returns in the U.S. Federal and various other jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal, or state and local income tax examinations by tax authorities except for the last three years filed.

Common stock: The common stock has a $.10 par value, with dividend rights payable to holders of common stock on a pro rata basis.

Offering costs: Certain costs directly related to the sale of the Company’s securities are capitalized against the proceeds from the sales. These costs include legal fees, recruiting and training expenses, commissions, printing, and other direct expenses related to the offering. These costs were reclassed against additional paid-in capital upon the Company’s exit from the development stage. No offering costs were incurred for the quarter ended June 30, 2015 or year ended December 31, 2014.

Net loss per common stock: Net loss per common share is calculated using the weighted average number of common shares outstanding. Accordingly, the weighted average common shares outstanding were 4,495,354 and 4,090,092 for the six months ending June 30, 2015 and year ending December 31, 2014, respectively.

Revenues and expenses: Revenues on traditional life products consist of direct premiums reported as earned when due, net of reinsurance ceded. Liabilities for future policy benefits are provided and acquisition costs are deferred and amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products, which generally remain in force for the lifetime of the insured.

Risk and uncertainties: Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant of those risks and uncertainties, as well as the Company’s method for mitigating the risks, are presented below and throughout the notes to the consolidated financial statements.

Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, deferred acquisition costs, value of business acquired, goodwill, and future contract benefits.

Reinsurance - Reinsurance contracts do not relieve us from our obligations to insureds. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible when necessary. We evaluate the financial condition of our reinsurers to minimize our exposure to losses from reinsurer insolvencies. Management believes that any liabilities arising from this contingency would not be material to the Company’s financial position.

Investment risk - The Company is exposed to risks that issuers of securities owned by the Company will default or that interest rates will change and cause a decrease in the value of our investments. As interest rates decline, the velocity at which these securities pay down the principal may increase. Management mitigates these risks by conservatively investing in investment-grade securities and by matching maturities of our investments with the anticipated payouts of our liabilities.

Interest-rate risk - Interest rate risk arises from the price sensitivity of investments to changes in interest rates. Interest and dividend income represent the greatest portion of an investment’s return for most fixed maturity securities in stable interest rate environments. The changes in the fair value of such investments are inversely related to changes in market interest rates. As interest rates fall, the interest and dividend streams of existing fixed-rate investments become more valuable and fair values rise. As interest rates rise, the opposite effect occurs.

The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of the fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations. Due to the composition of our book of insurance business, we believe it is unlikely that we would encounter large surrender activity due to an interest rate increase that would force the disposal of fixed maturities at a loss.

Credit risk - The Company is exposed to credit risk through counterparties and within the investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. The Company manages its credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management.

Regulatory factors - The Company’s subsidiary, First Wyoming Life, is highly regulated by the Wyoming Department of Insurance. Such regulations, among other things, impose restrictions on the amount and type of investments and the minimum surplus required to conduct business in the state. The impact of the regulatory initiatives in response to the recent financial crisis, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, could subject the Company to substantial additional regulation.

Vulnerability due to certain concentrations - The Company monitors economic and regulatory developments that have the potential to impact our business. Federal legislation has allowed banks and other financial organizations to have greater participation in insurance businesses. This legislation may present an increased level of competition for sales of the Company’s products.

Subsequent events: Events occurring subsequent to the balance sheet date have been evaluated for financial statement impact or disclosure through May 13, 2015, the date the financial statements were available to be issued.

Recent accounting pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) regarding accounting for revenue recognition that identifies the accounting treatment for an entity's contracts with customers. Although insurance contracts are excluded from this ASU, other customer contracts of the Company would be covered. This guidance is effective for public entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating this guidance, but it does not believe that there will be a material impact to the consolidated financial statements.

Note 2. Investments Available-for-Sale

The following is a summary of the Company’s investments in marketable debt and equity securities, all of which are classified as available-for-sale, as of June 30, 2015 and December 31, 2014:

	June 30, 2015
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-Sale Securities
Fixed maturity securities:
U.S. Treasury security	$199,932	$3,052	$-	$202,984
Municipal securities	1,076,400	2,236	20,864	1,057,772
Foreign corporate securities	122,211	-	4,354	117,857
Domestic corporate securities	3,071,577	-	163,612	2,907,965
Total fixed maturity securities	$4,470,120	$5,288	$188,830	$4,286,578
Equity Securities	25,000	-	-	25,000
	$4,495,120	$5,288	$188,830	$4,311,578

	December 31, 2014
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-Sale Securities
Fixed maturity securities:
U.S. Treasury security	$199,886	$4,770	$-	$204,656
Municipal securities	1,193,715	1,412	10,777	1,184,350
Foreign corporate securities	123,202	-	4,230	118,972
Domestic corporate securities	3,248,530	-	85,216	3,163,314
Total fixed maturity securities	$4,765,333	$6,182	$100,223	$4,671,292

The following table details the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Fair	Unrealized
	Value	Loss
June 30, 2015:
Fixed maturity securities less than 12 months:
Municipal securities	$841,390	$20,864
Foreign corporate securities	117,857	4,354
Domestic corporate securities	2,277,508	132,191
Fixed maturity securities greater than 12 months:
Municipal securities	$-	$-
Foreign corporate securities	-	-
Domestic corporate securities	630,457	31,421
December 31, 2014:
Fixed maturity securities less than 12 months:
Municipal securities	$811,227	$10,260
Foreign corporate securities	118,972	4,230
Domestic corporate securities	1,799,273	51,128
Fixed maturity securities greater than 12 months:
Municipal securities	$111,688	$517
Foreign corporate securities	-	-
Domestic corporate securities	1,364,041	34,088

The Company’s decision to record an impairment loss is primarily based on whether the security’s fair value is likely to remain significantly below its book value in light of all the factors considered. Factors that are considered include the length of time the security’s fair value has been below its cost amount and the severity of the decline in value. The Company also assesses recovery value. Management believes that the Company will fully recover its cost basis in the securities held at June 30, 2015, and management does not have the intent to sell nor is it more likely than not that the Company will be required to sell such securities until they recover.

The following are the components of net investment income for the three and six months ended June 30, 2015 and 2014:

	Three Months
	Ended June 30,	Three Months Ended	Six Months Ended	Six Months Ended
	2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash and short-term investments	$-	$-	$-	$96
Fixed maturity securities	34,874	33,963	72,514	82,665
	34,874	33,963	72,514	82,761
Investment expenses	(2,125)	(1,625)	(3,750)	(3,250)
	$32,749	$32,338	$68,764	$79,511

Gross gains of $3,386 and $6,048 and gross losses of $26,765 and $19,884 were recognized on investment sales during the period ended June 30, 2015 and 2014, respectively. Gross proceeds from the sale of securities were $1,450,721 and $2,201,828 during period ending June 30, 2015 and 2014, respectively.

The amortized cost and estimated fair value of fixed maturities at June 30, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Note 2b

	Amortized	Fair
	Cost	Value
Due less than one year	$199,932	$202,984
Due after one year through five years	543,690	540,596
Due after five years through ten years	2,411,040	2,316,923
Due after ten years	1,315,458	1,226,075
	$4,470,120	$4,286,578

Investments made by the Company are in accordance with the Company’s Board of Directors’ approved investment policy. First Wyoming Life must further comply with investment rules and regulations of the Wyoming Insurance Department. In accordance with these rules and regulations, at June 30, 2015 and December 31, 2014, First Wyoming Life has a required statutory deposit of an investment security with a fair value of $202,984 and $204,656, respectively, with the Wyoming Insurance Department for the benefit of future policyholders.

Note 3. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities and corporate debt securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

The following discussion describes the valuation methodologies used for financial assets measured at fair value. The techniques utilized in estimating the fair values are affected by the assumptions used. Care should be exercised in deriving conclusions about the Company’s operations or financial position based on the fair value information of financial assets presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset.

The fair value for fixed maturity securities are based on prices provided by the Company’s custodian bank. The custodian bank uses a variety of pricing sources to determine fair valuations. The Company’s bonds are highly liquid, which allows for a high percentage of the portfolio to be priced through pricing services.

The following table presents the Company’s fair value hierarchy for those financial instruments measured at fair value as of June 30:

	2015
	Level 1	Level 2	Level 3	Total
Fixed Maturity Securities
U.S. Treasury security	$202,984	$-	$-	$202,984
Municipal securities	-	1,057,772	-	1,057,772
Foreign corporate securities	-	117,857	-	117,857
Domestic corporate securities	-	2,907,965	-	2,907,965
Total fixed maturity securities	$202,984	$4,083,594	$-	$4,286,578

	2014
	Level 1	Level 2	Level 3	Total
Fixed Maturity Securities
U.S. Treasury security	$204,656	$-	$-	$204,656
Municipal securities	-	1,184,350	-	1,184,350
Foreign corporate securities	-	118,972	-	118,972
Domestic corporate securities	-	3,163,314	-	3,163,314
Total fixed maturity securities	$204,656	$4,466,636	$-	$4,671,292

Note 4. Deferred Acquisition Cost

The Company capitalizes agent compensation and benefits and other expenses that are directly related to the successful acquisition of contracts. The Company also capitalizes expenses directly related to activities performed by the Company such as underwriting, issuance and processing fees incurred in connection with successful contract acquisitions. The Company performs a recoverability analysis annually unless events occur which requires an immediate review. The Company determined for the period ended June 30, 2015 and year ended December 31, 2014 all acquisition costs were recoverable.

Note 5. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction. Temporary differences between financial reporting and tax are not expected to be significant. The Company has estimated tax net operating losses of approximately $4,100,000 expiring in 2029 through 2035. First Wyoming Life has estimated tax net operating losses of approximately $600,000 expiring in 2026 through 2030. The Company has established a valuation allowance against this deferred tax asset due to the uncertainty of its ability to be used given the lack of taxable income to date. The Company’s and its subsidiaries tax returns remain subject to examination by tax authorities for the last three years filed.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of June 30, 2015 and December 31, 2015 are as follows:

	2015	2014
Deferred Tax Assets
Net operating loss carryforward	$1,701,161	$1,506,481
Reserves	29,489	71,049
Net unrealized loss on available-for-sale securities	20,722	20,722
	1,751,372	1,598,252
Valuation allowance	(1,653,130)	(1,513,944)
Total deferred tax assets	98,243	84,308

Deferred Tax Liabilities
Deferred acquisition costs	(86,716)	(74,860)
Due premiums	(11,527)	(9,448)
Total deferred tax liabilities	(98,243)	(84,308)

Net deferred tax assets	$-	$-

The applicable tax rates utilized for determination of deferred taxes were 34% for the Company and 20% for First Wyoming Life.

As of June 30, 2015 and December 31, 2014, the Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the balance sheet date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There no interest or penalties were paid during the period ending June 30, 2015 or year ended December 31, 2014.

Note 6. Reinsurance and Concentration of Risk

The Company utilizes a reinsurance agreement to reduce exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from their reinsurer, although it does not discharge the primary liability of the Company as direct insurer of the risk reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of the reinsurer. The Company purchases reinsurance through one reinsurer who has an A.M. Best rating A- as of its list rating dated August 29, 2014.

The Company ceded $13,410 and $22,240 of premiums for the quarter ended June 30, 2015 and December 31, 2014, respectively.

Note 7. Deposit-Type Contracts

The Company’s deposit-type contracts represent the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. Liabilities for these deposit-type contracts are included without reduction for potential surrender charges. The liability is equal to the accumulated account deposits, plus interest credited, and less any policyholder withdrawals. The following table provides information about deposit-type contracts for the period ended June 30, 2015:

Beginning balance, December 31, 2014	$556,483
Deposits received	169,857
Interest earnings	16,020
Contract charges	(100)
Withdrawals	(20,518)
$721,742

Note 8. Commitments, Contingencies, and Subsequent Events

The Company has entered into a lease of office space in Wyoming pursuant to a three-year lease, which ends on August 31, 2016. The Colorado office space that held the operations of Rocky Mountain Capital Corporation prior to the merger has operating leases that expire at the end of August 2016. However, subsequent to year end, the Company negotiated an early termination of the lease requiring the payment of three months’ rent. Future minimum payments under the lease for the remaining contract period are as follows:

Year ending December 31,	Wyoming
2015	36,928
2016	24,992

Total office rent for the six months ending June 30, 2015 and 2014 was $21,824 and $20,573, respectively.

First Wyoming Life is subject to assessments by the regulatory authorities in the State of Wyoming. There are no material assessments accrued at this time. First Wyoming Life is expected to be assessed during 2015 by the Wyoming Life and Health Insurance Guaranty Association; however, this assessment is not considered material in relation to the overall financial position of the Subsidiary.

Note 9. Shareholders’ Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by First Wyoming Life. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of: a) 10% of statutory surplus as of the preceding December 31; or b) statutory net gain from operations for the preceding year. For 2015, the Company cannot pay a dividend based on these restrictions without regulatory approval.

Note 10. Statutory Accounting Practices

First Wyoming Life’s statutory-basis capital and surplus was $3,093,837 and $3,272,791 at June 30, 2015 and December 31, 2014, respectively. Statutory-basis net loss was $165,211 and $311,804 for June 30, 2015 and December 31, 2014, respectively. There is one regulatory requirement that the Company is required to meet in regards to statutory surplus. This is a risk based capital requirement whereby the National Association of Insurance Commissioners (NAIC) requires a minimum level of 200% to avoid regulatory requirements. The Company is in compliance with this requirement at June 30, 2015.

Principal adjustments to statutory accounting principles amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) changes in deferred taxes associated with timing differences are recorded in net income rather than directly to surplus; d) accounting for certain investments in debt securities is at fair value with unrealized gains and losses reported as a separate component of equity; and e) statutory asset valuation reserves and interest maintenance reserves are eliminated.

Note 11. Disclosure about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amount approximates fair value because of the highly-liquid nature or short maturity on those instruments.

Available-for-sale securities: Fair value for investment securities are based on quoted market prices, information obtained from lending pricing services or third-party sources.

Other investments: The carrying value approximates fair value due to the restrictions related to the sale, transfer or disposition of the investment.

Accrued interest and dividends: The carrying amount approximates fair value due to the short-term nature of these assets.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2015		December 31, 2014
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Cash and cash equivalents	$360,216	$360,216	$376,309	$376,309
Available-for-sale securities:
U.S. Treasury securities	199,932	202,984	204,656	204,656
Municipal securities	1,076,400	1,057,772	1,184,350	1,184,350
Foreign corporate securities	122,211	117,857	118,972	118,972
Domestic corporate securities	3,071,577	2,907,965	3,163,314	3,163,314
Total available-for-sale securities	4,470,120	4,286,578	4,671,292	4,671,292

Accrued interest and dividends	46,933	46,933	51,316	51,316

APPENDIX A

PLAN AND AGREEMENT OF MERGER

FIRST WYOMING CAPITAL CORPORATION,
MIDWEST HOLDING INC.
AND
MIDWEST ACQUISITION, INC.

This Plan and Agreement of Merger ("Agreement") is by and among First Wyoming Capital Corporation, a Wyoming corporation (“First Wyoming”), Midwest Holding Inc., a Nebraska corporation (“Midwest”) and Midwest Acquisition, Inc., a Wyoming corporation ("Acquisition").

WITNESSETH

WHEREAS, Midwest is a corporation organized and validly existing under the laws of the State of Nebraska; and

WHEREAS, Midwest wholly owns Acquisition, a corporation organized and validly existing under the laws of Wyoming; and

WHEREAS, First Wyoming is a corporation duly organized and validly existing under the laws of the State of Wyoming; and

WHEREAS, Midwest owns approximately 22.3% of the issued and outstanding common stock of First Wyoming; and

WHEREAS, the respective Boards of Directors of First Wyoming, Midwest and Acquisition have determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of their respective stockholders, and have approved the merger of Acquisition with and into First Wyoming, with First Wyoming continuing after the Merger as a surviving corporation, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth hereof, the parties hereto agree as follows:

ARTICLE I
The Merger

1.1 Subject to the conditions set forth herein on the "Effective Date" (as herein defined) Acquisition will merge with and into First Wyoming (the "Merger"). First Wyoming shall be the corporation surviving the Merger (the "Surviving Corporation"). The transactions contemplated by this Agreement shall be completed at a closing ("Closing") on a closing date ("Closing Date") which shall be as soon as possible after all shareholder approvals are obtained in accordance with law as set forth in this Agreement. Immediately after the Closing Date, but as an integral part of the Merger, Midwest intends to merge First Wyoming into and with it.

On the Closing Date, all of the documents to be furnished to First Wyoming and Midwest, including the documents to be furnished pursuant to Article VII of this Agreement, shall be delivered to Jones & Keller, P.C. ("Jones & Keller") to be held in escrow until the Effective Date or the date of termination of this Agreement, whichever first occurs and thereafter shall be promptly distributed to the parties as their interests may appear.

1.2 The effect of the Merger shall be:

(i)	The Merger shall become effective at the time First Wyoming and Acquisition file Articles of Merger with the Secretary of State of the State of Wyoming. The Merger shall have the effect set forth in the Wyoming Business Corporation Act. The Surviving Corporation may, at any time after the Effective Date, take any action (including executing and delivering any document) in the name and on behalf of either First Wyoming or Acquisition in order to carry out and effectuate the transactions contemplated by this Agreement.

(ii)	The Articles of Incorporation of First Wyoming shall be the Articles of Incorporation of the Surviving Corporation.

(iii)	The Bylaws of First Wyoming shall be the Bylaws of the Surviving Corporation.

(iv)	The directors and officers of Acquisition shall become the directors and officers of the Surviving Corporation at and as of the Effective Date.

(v)	At and as of the Effective Date, (a) each issued and outstanding share of First Wyoming common stock other than shares owned by Midwest (and other than any shares for which dissenter’s rights are perfected in accordance with Wyoming law held in the treasury of First Wyoming, which shall be cancelled), shall be converted into the right to receive an amount equal to 1.37 shares of Midwest voting common stock, with fractional shares rounded up to the nearest whole share; provided, however, that all consideration to be received shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other change in the number of Midwest shares outstanding after the date hereof. No shares of First Wyoming shall be deemed to be outstanding or to have any rights other than those set forth above in this Section 1.2 after the Effective Date.

(vi)	Conversion of Capital Stock of Acquisition. At and as of the Effective Date, each share of common stock of Acquisition shall be converted into one share of common stock of the Surviving Corporation.

1.3 If this Agreement is duly adopted by the holders of the requisite number of shares, in accordance with the applicable laws and subject to the other provisions hereof, such documents as may be required by law to accomplish the Merger shall be filed as required by law to effectuate same, and it shall become effective. The time of filing the last document required by law shall be the Effective Date for the Agreement. At the Effective Date, First Wyoming and Acquisition will file with the Secretary of State of Wyoming, articles of merger in the form attached hereto as Exhibit A. For accounting purposes, the Agreement shall be effective as of 12:01 a.m., on the Effective Date.

ARTICLE II
Issuance of Shares

2.1 At the Effective Date, the shares of voting common stock of Midwest to be issued as provided in Section 1.2 shall be distributed to shareholders of First Wyoming (other than those shares as to which dissenters’ rights have been perfected in accordance with Wyoming law).

2.2 The stock transfer books of First Wyoming shall be closed on the Effective Date, and thereafter no transfers of the stock of First Wyoming shall be made. Midwest shall appoint an exchange agent ("Exchange Agent"), which is expected to be Midwest’s then existing stock transfer agent ("Stock Transfer Agent"), to accept surrender of the certificates representing the shares of First Wyoming, and to deliver for such surrendered certificates, shares of voting common stock of Midwest. The authorization of the Exchange Agent may be terminated by Midwest after six months following the Effective Date. Upon termination of such authorization, any shares of First Wyoming and funds held by the Exchange Agent for payment to First Wyoming shareholders pursuant to this Agreement shall be transferred to Midwest or its designated agent who shall thereafter perform the obligations of the Exchange Agent. If outstanding certificates for shares of First Wyoming are not surrendered or the payment for them not claimed prior to such date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and other applicable law, become the property of Midwest (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any persons previously entitled to such items. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of First Wyoming shares for any amount paid to any governmental unit or agency having jurisdiction of such unclaimed item pursuant to the abandoned property or other applicable law of such jurisdiction.

2.3 No fractional shares of Midwest voting common stock shall be issued as a result of the Agreement; rather, such shares shall evidence the right to receive the rounded up nearest whole share.

2.4 At the Effective Date, each holder of a certificate or certificates representing shares of First Wyoming, upon presentation and surrender of such certificate or certificates to the Exchange Agent, shall be entitled to receive the consideration set forth herein, except that holders of those shares as to which dissenters’ rights shall have been asserted and perfected pursuant to Wyoming law shall not be converted into shares of Midwest voting common stock, but shall represent only such dissenters’ rights, and payment for such dissenters’ shares shall be made by First Wyoming. Upon such presentation, surrender, and exchange as provided in this Section 2.4, certificates representing shares of First Wyoming previously held shall be canceled. Until so presented and surrendered, each certificate or certificates which represented issued and outstanding shares of First Wyoming at the Effective Date shall be deemed for all purposes to evidence the right to receive the consideration set forth in Section 1.2 of this Agreement. If the certificates representing shares of First Wyoming have been lost, stolen, mutilated or destroyed, the Exchange Agent shall require the submission of an indemnity agreement and may require the submission of a bond in lieu of such certificate.

ARTICLE III
Representations, Warranties and Covenants of First Wyoming.

No representations or warranties are made by any director, officer, employee or shareholder of First Wyoming as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "First Wyoming Disclosure Statement").

First Wyoming hereby represents, warrants and covenants to Midwest except as stated in the First Wyoming Disclosure Statement, as follows:

3.1 First Wyoming is a corporation duly organized, validly existing and in good standing under the laws of Wyoming with full corporate power and authority to own the respective properties which it now owns; and is qualified or licensed to conduct its business and is in good standing in all states where such qualifications or licensing is required, and has full corporate power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement. First Wyoming Life Insurance Company (“First Wyoming Life”) is a corporation duly organized, validly existing and in good standing under the insurance law of Wyoming, with full corporate power with full corporate power and authority to own the respective properties which it now owns; and is qualified or licensed to conduct its business and is in good standing in all states where such qualifications or licensing is required, and has full corporate power to conduct its business as presently conducted. First Wyoming owned all the issued and outstanding equity securities of First Wyoming Life with the exception of seven shares that are owned by the members of the Board of Directors of First Wyoming Life, one share per each of the seven Directors. Ownership by the Directors is prescribed by the Wyoming Statute.

3.2 The Articles of Incorporation and Bylaws of First Wyoming and First Wyoming Life, copies of which have been delivered to Midwest, are complete and accurate and the minute books of such corporations contain a record of all meetings and corporate actions of the shareholders and Board of Directors of First Wyoming and First Wyoming Life that is complete and accurate in all material respects. All of the books, records, and accounts of First Wyoming and First Wyoming Life are in all material respects true and complete, are maintained in accordance with good business practice and all applicable legal requirements, accurately present and reflect in all material respects all of the transactions therein described, and are reflected accurately in the First Wyoming Financial Statements.

3.3 The aggregate number of shares of capital stock which First Wyoming is authorized to issue is 100,000,000 shares of Class A common stock of which 4,495,354 of such shares are issued and outstanding, fully paid and non-assessable, and 550,000 shares preferred stock with none of such shares issued or outstanding. First Wyoming and First Wyoming Life have no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchange for any shares of capital stock.

3.3 First Wyoming has complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement.

3.4 Neither the making of nor the performance by First Wyoming of the terms and provisions of this Agreement applicable to it and consummation of the transactions contemplated herein by First Wyoming will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of First Wyoming Life or any contracts, agreements, pledges, loans or any other obligations of First Wyoming or First Wyoming Life.

3.5 First Wyoming has delivered to Midwest the First Wyoming Life annual convention statement for the year ended December 31, 2014. Also, First Wyoming has delivered to Midwest the First Wyoming Life statutory financial statement as of and for the quarter ended June 30, 2015. First Wyoming has delivered to Midwest the First Wyoming consolidated audited financial statements for the year ended December 31, 2014 and the consolidated quarterly financial statements of First Wyoming for the quarter ended June 30, 2015. All such statements, herein sometimes called “First Wyoming Financial Statements”, present fairly, in all material respects, the assets and liabilities of First Wyoming, as well as the admitted assets and surplus of First Wyoming Life, as of the dates thereof, and the results of operations and cash flows for the periods then ended, and in the case of First Wyoming Life, in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Wyoming, and in the case of First Wyoming, in conformity with the U.S. generally accepted account principles (“GAAP”). First Wyoming does not have any liabilities (whether absolute or contingent, matured or unmatured, known or unknown) relating to its business that would be required to be disclosed on a balance sheet prepared in accordance with GAAP other than as stated or described in the quarterly financial statements of First Wyoming for the quarter ended June 30, 2015.

3.6 The assets of First Wyoming Life have admissible values at least equal to the amounts attributed to them on its June 30, 2015 statutory financial statement and will also have values at least equal to those set forth in its December 31, 2014 annual convention statement.

3.7 First Wyoming has delivered to Midwest a copy of each of the Federal income tax returns of First Wyoming for the years ended December 31, 2014, December 31, 2013 and December 31, 2012. The provisions for taxes paid by First Wyoming are sufficient for payment of all accrued and unpaid Federal, state, county and local taxes of First Wyoming (including any penalties or interest payable) whether or not disputed for the periods then ended and for all prior fiscal periods. All returns and reports of information required or requested by Federal, state, county and local tax authorities have been filed or supplied in a timely fashion and all such information is true and correct. Provision has been made in the First Wyoming Financial Statements for the payment of all taxes due to date by First Wyoming, including accrued taxes for the year ended December 31, 2014. No Federal income tax return of First Wyoming is currently under audit. There are no tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which First Wyoming or First Wyoming Life could be liable for any material taxes of any person other than First Wyoming or First Wyoming Life. There are no liens for taxes on any asset of First Wyoming or First Wyoming Life.

3.8 Since December 31, 2014, there has not been any material adverse change in the business or condition, financial or otherwise, or operations of First Wyoming or First Wyoming Life, including any loss or damages to any of their respective assets, properties or rights. Except as contemplated by this Agreement, since December 31, 2014, there has not occurred:

i. any damage, destruction or loss to or of any of the material assets or properties owned or leased by First Wyoming or First Wyoming Life and used or useful in their respective businesses, whether or not covered by insurance;

ii. any sale, lease or other disposition of assets or properties owned or leased by First Wyoming or First Wyoming Life and used or useful in their respective businesses, except dispositions of inventory in the ordinary course of business;

iii. any capital expenditure or commitment of capital expenditure by First Wyoming involving more than $10,000 in any one case or $25,000 in the aggregate, whether or not in the ordinary course of business;

iv. any delay or postponement by First Wyoming or First Wyoming Life in the payment of any amounts due under notes or accounts payable, outside the ordinary course of business;

v. (i) any payment of any bonus, profit sharing, pension or similar payment or arrangement or special compensation to any employee of First Wyoming or First Wyoming Life, except in the ordinary course of the administration of their respective employee benefit plans currently in place; or (ii) any increase in the compensation payable or to become payable to any employee of First Wyoming or First Wyoming Life; or

vi. any commitment by First Wyoming or First Wyoming Life to do any of the foregoing.

3.9 The First Wyoming Disclosure Statement contains a listing of all pending legal proceedings or known regulatory inquiries involving First Wyoming or First Wyoming Life and, except for these proceedings, there are no legal proceedings or regulatory proceedings involving claims pending, or to the knowledge of the officers of First Wyoming, threatened against First Wyoming or First Wyoming Life or affecting any of their respective assets, or properties. Neither First Wyoming nor First Wyoming Life are in any breach or violation of or default under any contract or instrument to which it is a party, and no event has occurred which with the lapse of time or action by a third party could result in a breach or violation of or default by First Wyoming or First Wyoming Life under any contract or other instrument to which First Wyoming or First Wyoming Life is a party or by which it or any of their respective property may be bound or affected, or under their respective Articles of Incorporation or Bylaws, or any court order, statute, ruling or regulation applicable to First Wyoming or First Wyoming Life which breach or violation of or default could have a material adverse effect on First Wyoming.

3.10 The execution and delivery of this Agreement has been duly authorized and approved by the Board of Directors of First Wyoming. This Agreement has been duly executed and delivered by First Wyoming, and, assuming the due authorization, execution and delivery hereof by Midwest and Acquisition constitutes a valid and legally binding agreement of First Wyoming, enforceable again First Wyoming in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.11 Neither First Wyoming nor First Wyoming Life shall enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will not enter into any agreement or transaction which would adversely affect their financial condition in a material manner.

3.12 (a) First Wyoming has provided or will provide Midwest a copy of the employee manual and related documents of First Wyoming and First Wyoming Life which include a description of their respective employee benefits, together with a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive equity-based incentive, severance, termination, change in control, retention, salary continuation, vacation, sick or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which First Wyoming and/or First Wyoming Life is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, other welfare, supplemental unemployment, profit-sharing, pension, savings or retirement plan, program, agreement, policy or arrangement, and each other director, consultant or employee compensation or benefit plan, program, agreement, policy or arrangement (each a “Company Plan”).

(b) With respect to each Company Plan, First Wyoming and/or First Wyoming Life has delivered or will deliver to Midwest complete and correct copies of each of the following documents (including all amendments to such documents), as applicable.

i. the Company Plan or a written description of any Company Plan not in writing;

ii. a copy of the three most recent annual reports or IRS Form 5500 Series that is required to be filed, including audited financial statements, actuarial valuation reports and all other related reports required therewith;

iii. a copy of (1) the most recent summary company plan description (“SPD”) required to be prepared and distributed, together with (2) all summaries of material modification required to be issued with respect to such SPD;

iv. if the Company Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS or the most recent opinion letter received from the IRS with respect to such plan; and

v. all communications regarding the operation or administration of the Company Plans between First Wyoming, First Wyoming Life or any ERISA Affiliate and the IRS, the DOL or any other Governmental Entity with the last three years.

(c) Except as set forth in the foregoing material provided, neither First Wyoming nor First Wyoming Life has any employment agreements.

3.13 First Wyoming will call and hold a meeting of its shareholders as soon as practicable after the date hereof, at which meeting the Board of Directors will, subject to its fiduciary obligations to shareholders, submit and recommend the Agreement and transactions described herein to its shareholders, and, if the requisite approval by such shareholders is obtained, will undertake promptly to consummate the Merger as set forth herein.

3.14 Without the prior written consent of Midwest, neither First Wyoming nor First Wyoming Life shall enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business, will not declare or pay any shareholder dividend and will not intentionally enter into any agreement or transaction that would materially and adversely affect its financial condition, and will not increase the compensation of any of its employees other than in the usual course of business consistent with past practices.

3.15 First Wyoming has provided to Midwest all contracts, other than insurance policies issued or assumed by First Wyoming Life, to which First Wyoming or First Wyoming Life is a party. All such contracts are in full force and effect with no defaults thereunder by either First Wyoming or First Wyoming Life and to the knowledge of the officers of First Wyoming no default by any other party thereto.

3.16 The representations and warranties of First Wyoming shall be true and correct as of the Effective Date as well as the date hereof.

3.17 First Wyoming has delivered, or will deliver to Midwest, any reports relating to the financial and business condition of First Wyoming or First Wyoming Life which are prepared after the date of this Agreement and sent to any regulatory authority after the execution date of this Agreement.

3.18 First Wyoming has all requisite power and authority to execute, deliver, and perform this Agreement and the other documents contemplated by this Agreement to which First Wyoming is a party and to consummate the transactions contemplated by this Agreement and the other documents contemplated by this Agreement to which First Wyoming is a party. The execution, delivery, and performance of this Agreement and the other documents contemplated by this Agreement to which First Wyoming is a party and the consummation of the transactions contemplated by this Agreement and the other documents contemplated by this Agreement to which First Wyoming is a party by First Wyoming have been duly and validly authorized by all necessary action on the part of First Wyoming except for shareholder approval of this Agreement and the transactions contemplated hereby.

3.19 The execution, delivery, and performance by First Wyoming of this Agreement and the other documents contemplated by this Agreement to which First Wyoming is a party do not and will not: (i) conflict with or violate any provision of the articles of incorporation or bylaws of First Wyoming; (ii) violate any provision of any legal requirements; (iii) conflict with, violate, result in a breach of, constitute a default under (without regard to requirements of notice, lapse of time, or elections of other persons, or any combination thereof), accelerate, or permit the acceleration of the performance required by, any contract or encumbrance to which First Wyoming is a party or by which First Wyoming or the assets or properties owned or leased by First Wyoming are bound or affected; (iv) result in the creation or imposition of any encumbrance against or upon any of the assets of First Wyoming; or (v) require any consent, approval or authorization of, or filing of any certificate, notice, application, report, or other document with, any governmental authority or other person.

3.20 First Wyoming is not bound or affected by any of the following that relate to the business: (i) leases of real or personal property (whether as lessor or lessee); (ii) contracts granting any person an encumbrance on or against any of the assets of First Wyoming; (iii) contracts of employment, or contracts with consultants or independent contractors; (iv) contracts pertaining to the use by First Wyoming of any intellectual property or proprietary information of any other person; or (v) contracts other than those described in any other clause of this paragraph that are material to the business.

3.21 First Wyoming has delivered to Midwest a complete and correct list of names and positions of all of the employees of First Wyoming and First Wyoming Life and their current hourly wages or monthly salaries and other compensation. Each of First Wyoming and First Wyoming Life have complied with all legal requirements relating to the employment of labor, including Employee Retirement Income Security Act (“ERISA”), continuation coverage requirements with respect to group health plans, and those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and the payment and withholding of taxes. No reportable event, within the meaning of Title IV of ERISA, has occurred and is continuing with respect to any “employee benefit plan” or “multiemployer plan” (as those terms are defined in ERISA) maintained by First Wyoming or First Wyoming Life. Each employee benefit plan and multiemployer plan has been administered in compliance with all legal requirements, included ERISA, and has been administered in compliance with the terms of such plans. No prohibited transaction, within the meaning of Title I of ERISA, has occurred with respect to any such employee benefit plan or multiemployer plan, and no material accumulated funding deficiency (as defined in Title I of ERISA) or withdrawal liability (as defined in Title IV of ERISA) exists with respect to any such employee benefit plan or multiemployer plan. With respect to each employee benefit plan or multiemployer plan, all reports, returns, notices and other documentation that are required to have been filed or furnished with the IRS, the DOL or any other Governmental Entity, or to the participants or beneficiaries of such employee benefit plan or multiemployer plan (or their representative) have been filed or furnished on a timely basis. There is no pending or, to the knowledge of First Wyoming or First Wyoming Life, threatened litigation by, on behalf of or against any employee benefit plan or multiemployer plan by any participant or former participant (or beneficiary thereof) in such employee benefit plan or multiemployer plan or otherwise involving any such employee benefit plan or multiemployer plan (other than routine claims for benefits), and, to the knowledge of First Wyoming or First Wyoming Life, no set of circumstances exists that may reasonably give rise to litigation, against First Wyoming or First Wyoming Life, any officer, director, or the fiduciaries of the plans. All Company Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No First Wyoming or First Wyoming Life common stock or other security of First Wyoming or First Wyoming Life, or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Company Plan.

3.22 First Wyoming has filed in proper form all federal, state, local, and foreign tax returns and other reports required to be filed, and has timely paid all taxes which have become due and payable, whether or not so shown on any such return or report. First Wyoming has received no notice of, nor does First Wyoming have any knowledge of, any notice of deficiency or assessment of proposed deficiency or assessment from any taxing governmental authority. There are no outstanding agreements or waivers by or with respect to First Wyoming that extend the statutory period of limitations applicable to any federal, state, local, or foreign tax returns or taxes for any period. There are no determined deficiencies or proposed assessments of taxes against First Wyoming or First Wyoming Life.

3.23 First Wyoming has received no notice claiming a violation by First Wyoming or First Wyoming Life of any legal requirement applicable to First Wyoming or First Wyoming Life as their respective businesses are currently conducted, and to the knowledge of First Wyoming officers, there is no basis for any claim that such a violation exists.

3.24 All of the tangible assets of First Wyoming and First Wyoming Life are insured by responsible companies against casualty and other losses, and First Wyoming and First Wyoming Life carry product liability insurance, public liability insurance and workers’ compensation insurance, in amounts that are reasonable and adequate in light of the nature of their respective businesses and are in compliance with applicable legal requirements.

3.25 No representation or warranty by First Wyoming in this Agreement or in documents provided by First Wyoming hereunder or in any Exhibit provided by First Wyoming, or any statement, list or certificate furnished or to be furnished by First Wyoming pursuant to this Agreement, contains or will contain any untrue statement of material fact, or omits or will omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which made.

3.26 No amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated vesting, cash, property or otherwise) under the Company Plans as a result of the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or fail to be deductible for federal income tax purposes by virtue of Sections 280G or 162(m) of the Code.

3.27 First Wyoming and First Wyoming Life shall each use their reasonable best efforts to cause the Merger and the subsequent merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and before or after the Effective Time, neither First Wyoming nor First Wyoming Life shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Merger and the subsequent merger to fail to qualify as a reorganization under Section 368(a) of the Code. First Wyoming and First Wyoming Life shall comply with the record keeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

3.28 First Wyoming and First Wyoming Life shall cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer recording, registration and other fees and similar taxes which become payable in connection with the merger that are required or permitted to be filed on or before the Effective Time. Each of First Wyoming and First Wyoming Life shall pay, without deduction from any amount payable to holders of First Wyoming Common Stock, fees imposed on it by any Governmental Entity which becomes payable in connection with the Merger.

ARTICLE IV
Representations, Warranties and Covenants of Midwest

No representations or warranties are made by any director, officer, employee or shareholder of Midwest as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "Midwest Disclosure Statement").

Midwest hereby represents, warrants and covenants to First Wyoming, except as stated in the Midwest Disclosure Statement, as follows:

4.1 Midwest is a corporation duly organized, validly existing and in good standing under the laws of Nebraska, with full power and authority to own the respective properties which it now owns; and is qualified or licensed to conduct its business and is in good standing in all states where such qualifications or licensing is required.

4.2 The total number of shares of classes of capital stock which Midwest is authorized to issue is 140,000,000 shares of common stock with a par value of $0.001 per share, with 120,000,000 shares of voting common stock and 20,000,000 shares of non-voting common stock authorized, and 10,000,000 shares of preferred stock, of which 2,000,000 shares of Convertible Series A Preferred Stock have been authorized with a par value of $0.001 per share and 1,000,000 shares of Convertible Series B Preferred Stock have been authorized with a par value of $0.001 per share. As of the date hereof, there are 74,159 shares of Convertible Series A Preferred Stock issued and outstanding, 102,669 shares of Convertible Series B Preferred Stock issued and outstanding, and 13,167,654 shares of voting common stock issued and outstanding and no shares of non-voting common stock are issued or outstanding. The total number of warrants outstanding is 1,179, which warrants are exercisable through December 31, 2016 for an aggregate 11,790 shares of Midwest voting common stock at an exercise price of $6.50 per share. All of the foregoing issued and outstanding shares have been duly issued, and are fully paid and non-assessable. Other than as described in this Section 4.2 regarding the warrants to purchase Midwest voting common stock, the issued and outstanding Convertible Series A Preferred Stock and the Convertible Series B Preferred Stock, Midwest has no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock. The shares to be issued in connection with the Merger, upon issuance, shall be duly and validly issued, fully paid and nonassessable.

The subsidiaries of Midwest are each an association, corporation, or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or association; each has the power and authority to lease its properties and to carry on its business as now being conducted and is qualified to do business; and each holds or shall hold all licenses, franchises, permits or other governmental authorizations required to enable it to conduct its business or own its properties in every jurisdiction in which it currently conducts business or owns property and where the failure to do so would have a material adverse effect on the business of the subsidiary. All outstanding shares of capital stock of each subsidiary are duly and validly authorized and issued, fully paid and nonassessable. Midwest directly or indirectly owns all of the issued and outstanding capital stock of such subsidiaries. Acquisition was formed solely to effectuate this Agreement and has minimal assets and no liabilities.

4.3 Midwest and Acquisition have complete and unrestricted power to enter into and, upon the appropriate approvals as required by law, to consummate the transactions contemplated by this Agreement. None of Midwest and its subsidiaries has any liability or obligation to pay any fee or commission to any broker, agent or finder with respect to the transactions contemplated hereby.

4.4 Neither the making of nor the compliance with the terms and provisions of this Agreement and consummation of the transactions contemplated herein by Midwest will conflict with or result in a breach or violation of the Articles of Incorporation or Bylaws of Midwest or the Articles of Incorporation or Bylaws of Acquisition.

4.5 The execution, delivery and performance of this Agreement has been duly authorized and approved by the Board of Directors of Midwest and the Board of Directors and the sole shareholder of Acquisition. This Agreement has been duly executed and delivered by each of Midwest and Acquisition, and, assuming the due authorization, execution and delivery hereof by First Wyoming, constitutes a valid and legally binding agreement of each of Midwest and Acquisition, enforceable again Midwest and Acquisition in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.6 Midwest has delivered to First Wyoming its audited consolidated financial statements for the year ended December 31, 2014. Also, Midwest has delivered to First Wyoming its consolidated financial statements for the quarter ended June 30, 2015. All such statements, herein sometimes called “Midwest Financial Statements”, are complete and correct in all material respects and, together with the notes to these financial statements, present fairly the financial position and results of operations of Midwest for the period included and have been prepared in accordance with GAAP.

4.7 Since December 31, 2014, there has not been any material adverse change in the business or condition, financial or otherwise, of Midwest and its subsidiaries taken as a whole, including any material loss or damages to any of its assets, properties or rights from that shown on the Midwest Financial Statements.

4.8 Midwest has delivered to First Wyoming a listing of all pending legal proceedings involving Midwest and its consolidated subsidiaries as set forth in the Midwest Disclosure Statement and, except for these proceedings, there are no legal proceedings pending, or to the knowledge of the officers of Midwest, threatened against Midwest or affecting any of its assets or properties and Midwest is not in any material breach or violation of or default under any contract or instrument to which Midwest is a party, and no event has occurred which with the lapse of time or action by a third party could result in a material breach or violation of or default by Midwest under any contract or other instrument to which Midwest is a party or by which it or any of its properties may be bound or affected, or under its Articles of Incorporation or Bylaws, or any court order, statute, ruling or regulation applicable to Midwest. The execution, delivery and performance of this Agreement by Midwest will not with the lapse of time or action by a third party result in a material breach or violation of or default by Midwest under any contract or other instrument to which Midwest is a party or by which it or any of its properties may be bound of affected, or under its Articles of Incorporation or Bylaws, or any court order, statute, ruling or regulation applicable to Midwest.

4.9 Midwest shall not enter into or consummate any transactions prior to the Effective Date other than in the ordinary course of business and will pay no dividend, or increase the compensation of officers and will enter into no agreement or transaction which would adversely affect its financial condition.

4.11 Midwest is not a party to any contract performable in the future except insurance policies, customary agent contracts, normal reinsurance agreements, and those which will not adversely affect it.

4.12 The shareholders of Midwest are not required to approve the issuance of Midwest shares pursuant to this Agreement.

4.13 Midwest is the owner of all of the issued and outstanding stock of American Life and Security Corp., an Arizona domiciled life insurance company.

4.14 Midwest has duly filed all reports required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended, (collectively, the “Federal Securities Laws”). To the knowledge of Midwest, no such reports, or any reports sent to the shareholders of Midwest generally, contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements in such report, in light of the circumstances and time under which they were made, not misleading.

4.15 The representations and warranties of Midwest shall be true and correct as of the date hereof and as of the Effective Date.

4.16 Midwest has delivered to First Wyoming a complete and correct list of names and positions of all of the employees of Midwest and their current hourly wages or monthly salaries and other compensation. Midwest has complied with all legal requirements relating to the employment of labor, including Employee Retirement Income Security Act (“ERISA”), continuation coverage requirements with respect to group health plans, and those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control and the payment and withholding of taxes. No reportable event, within the meaning of Title IV of ERISA, has occurred and is continuing with respect to any “employee benefit plan” or “multiemployer plan” (as those terms are defined in ERISA) maintained by Midwest. Each employee benefit plan and multiemployer plan has been administered in compliance with all legal requirements, included ERISA, and has been administered in compliance with the terms of such plans. No prohibited transaction, within the meaning of Title I of ERISA, has occurred with respect to any such employee benefit plan or multiemployer plan, and no material accumulated funding deficiency (as defined in Title I of ERISA) or withdrawal liability (as defined in Title IV of ERISA) exists with respect to any such employee benefit plan or multiemployer plan. With respect to each employee benefit plan or multiemployer plan, all reports, returns, notices and other documentation that are required to have been filed or furnished with the IRS, the DOL or any other Governmental Entity, or to the participants or beneficiaries of such employee benefit plan or multiemployer plan (or their representative) have been filed or furnished on a timely basis. There is no pending or, to the knowledge of Midwest, threatened litigation by, on behalf of or against any employee benefit plan or multiemployer plan by any participant or former participant (or beneficiary thereof) in such employee benefit plan or multiemployer plan or otherwise involving any such employee benefit plan or multiemployer plan (other than routine claims for benefits), and, to the knowledge of Midwest, no set of circumstances exists that may reasonably give rise to litigation, against Midwest, any officer, director, or the fiduciaries of the plans. All of the foregoing plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No Midwest common stock or other security, or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any of the foregoing plans.

4.17 No representation or warranty by Midwest in this Agreement, the Midwest Disclosure Statement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

4.18 Midwest agrees that all rights to indemnification now existing in favor of the employees, agents, directors or officers of First Wyoming and its subsidiaries, as provided in the Articles of Incorporation or Bylaws or otherwise in effect on the date hereof shall survive the transactions contemplated hereby in accordance with their terms and Midwest expressly assumes such indemnification obligations of First Wyoming.

4.19 Midwest shall use its reasonable best efforts to cause the Merger and the subsequent merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and before or after the Effective Time, Midwest shall not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Merger and the subsequent merger to fail to qualify as a reorganization under Section 368(a) of the Code. Midwest shall comply with the record keeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

ARTICLE V
Obligations of the Parties Pending the Effective Date

5.1 This Agreement shall be duly submitted to the shareholders of First Wyoming for the purpose of considering and acting upon this Agreement in the manner required by law at a meeting of shareholders on a date selected by First Wyoming, such date to be the earliest practicable date after the proxy statement may first be sent to shareholders of First Wyoming without objection by applicable governmental authorities. Midwest will furnish to First Wyoming the information relating to Midwest required by the Federal Securities Laws to be included in the proxy statement. Midwest represents and warrants that at the time of the shareholders’ meeting of First Wyoming, the proxy statement, insofar as it relates to Midwest and contains information furnished by Midwest specifically for use in such proxy statement, (a) will comply in all material respects with the provisions of the Federal Securities Laws and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. First Wyoming represents and warrants that at the time of the First Wyoming shareholder meeting, the proxy statement, insofar as it relates to First Wyoming and contains information furnished by First Wyoming specifically for use in such proxy statement, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Board of Directors of First Wyoming, subject to its fiduciary obligations to shareholders, shall use its commercially reasonable best efforts to obtain the requisite approval of their respective shareholders of this Agreement and the transactions contemplated hereby. Midwest and First Wyoming shall take all reasonable and necessary steps and actions to comply with and to secure First Wyoming’s shareholder approval of this Agreement and the transactions contemplated hereby as may be required by applicable law.

As promptly as practicable after the execution of this Agreement, Midwest will prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 (the “Registration Statement”) covering the issuance of Midwest shares in the Merger. Midwest and First Wyoming will use their commercially reasonable best efforts to have or cause the Registration Statement to become effective as promptly as practicable, and will take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of shares of Midwest voting common stock in the Merger. Midwest will use all reasonable efforts to cause the Registration Statement to remain effective through the Effective Date.

Midwest will use its commercially reasonable best efforts to obtain all necessary state securities laws or “blue sky” permits, approvals and registrations in connection with the issuance of the Midwest voting common stock in the Merger.

As promptly as practicable after the Registration Statement shall have become effective, First Wyoming will mail a notice of special meeting to its shareholders entitled to notice of and to vote at its shareholders’ meeting.

If at any time prior to the Effective Date any event or circumstance relating to First Wyoming or any of its affiliates, or its or their respective officers or directors should be discovered by First Wyoming that should be set forth in an amendment to the Registration Statement, First Wyoming will promptly inform Midwest, and Midwest will undertake to amend or supplement the Registration Statement and the prospectus contained therein accordingly.

If at any time prior to the Effective Date any event or circumstance relating to Midwest or any of its affiliates, or to their respective officers or directors, should be discovered by Midwest that should be set forth in an amendment to the Registration Statement, Midwest will promptly inform First Wyoming, and Midwest will undertake to amend or supplement the Registration Statement and the prospectus contained therein accordingly.

No amendment or supplement to the Registration Statement will be made by Midwest without prior consultation with First Wyoming. Each party will advise the other parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order suspending the effectiveness of the Registration Statement, the suspension of the qualification of Midwest voting common stock issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the staff of the Commission for amendment of the Registration Statement or the proxy statement, the receipt from the staff of the Commission of comments thereon or any request by the staff of the Commission for additional information with respect thereto.

5.2 At all times prior to the Effective Date, but during regular business hours, each party will permit the other to examine its books and records and the books and records of its affiliates and will furnish copies thereof on request. It is recognized that, during the performance of this Agreement, each party may provide the other party with information that is confidential or proprietary in nature. During the term of this Agreement, and for four years following the termination of this Agreement, the recipient of such information shall protect such information from disclosure to persons, other than members of its own or affiliated organizations and its professional advisers, in the same manner as it protects its own confidential or proprietary information from unauthorized disclosure and shall not use such information to the competitive detriment of the disclosing party. In addition, if this Agreement is terminated for any reason, each party shall promptly return or cause to be returned all documents or other written records of such confidential or proprietary information together with all copies of such writings and, in addition, shall destroy or shall maintain the information with the standard of care that is exercised with respect to its own confidential or proprietary information. No information shall be considered confidential or proprietary if it is (a) information already in the possession of the party to whom disclosure is made, (b) information acquired by the party to whom the disclosure is made from other sources, or (c) information in the public domain or generally available to interested persons or which at a later date passes into the public domain or becomes available to the party to whom disclosure is made without any wrongdoing by the party or any of its affiliates or any third party to whom the disclosure is made.

5.3 First Wyoming and Midwest shall promptly provide each other with information as to any significant developments in the performance of this Agreement, and shall promptly notify the other if it discovers that any of its representations, warranties and covenants contained in this Agreement or in any document delivered in connection with this Agreement was not true and correct in all material respects or became untrue or incorrect in any material respect.

5.4 All parties to this Agreement shall take all such action as may be reasonably necessary and appropriate and shall use their commercially reasonable best efforts in order to consummate the transactions contemplated hereby as promptly as practicable.

ARTICLE VI
[Reserved.]

ARTICLE VII
Conditions Precedent to the Consummation of the Merger

The following are conditions precedent to the consummation of the Agreement on or before the Effective Date:

7.1 Midwest, Acquisition and First Wyoming shall have performed and complied with all of their respective obligations hereunder which are to be complied with or performed on or before the Effective Date and First Wyoming and Midwest shall provide one another at the Closing with a certificate to the effect that such party has performed each of the acts and undertakings required to be performed by it on or before the Closing Date pursuant to the terms of this Agreement.

7.2 This Agreement and the transactions contemplated herein shall have been duly and validly authorized, approved and adopted, at a meeting of the shareholders of First Wyoming duly and properly called for such purpose in accordance with the applicable law.

7.3 No action, suit or proceeding shall have been instituted or shall have been threatened before any court or other governmental body or by any public authority to restrain, enjoin or prohibit the transactions contemplated herein, or which might subject any of the parties hereto or their directors or officers to any material liability, fine, forfeiture or penalty on the grounds that the transactions contemplated hereby, the parties hereto or their directors or officers, have violated any applicable law or regulation, or have otherwise acted improperly in connection with the transactions contemplated hereby, and the parties hereto have been advised by counsel that, in the opinion of such counsel, such action, suit or proceeding raises substantial questions of law or fact which could reasonably be decided adversely to any party hereto or its directors or officers.

7.4 All actions, proceedings, instruments and documents required to carry out this Agreement and the transactions contemplated hereby and the form and substance of all legal proceedings and related matters shall have been approved by counsel for Midwest and First Wyoming.

7.5 The representations and warranties by Midwest and First Wyoming in this Agreement shall be true as though such representations and warranties had been made or given on and as of the Effective Date, except to the extent that such representations and warranties may be untrue on and as of the Effective Date because of (1) changes caused by transactions suggested or approved in writing by Midwest; or (2) events or changes (which shall not, in the aggregate, have materially and adversely affected the business, assets, or financial condition of First Wyoming or Midwest) during or arising after the date of this Agreement.

7.6 First Wyoming shall have furnished Midwest with:

(1)	a certified copy of a resolution or resolutions duly adopted by the Board of Directors of First Wyoming approving this Agreement and the transactions contemplated by it and directing the submission thereof to a vote of the shareholders of First Wyoming and Acquisition; and

(2)	a certified copy of a resolution or resolutions duly adopted by a majority of all of the classes of outstanding shares of Midwest capital stock approving this Agreement and the transactions contemplated by it.

7.7 Midwest shall furnish First Wyoming with:

(1)	a certified copy of a resolution or resolutions duly adopted by the Board of Directors of Midwest and the Board of Directors and sole shareholder of Acquisition, approving this Agreement and the transactions contemplated by it.

7.8 Midwest and First Wyoming shall approve and file the Articles of Merger, consistent with this Agreement, for the transactions with the requisite governmental authorities.

7.9 This Agreement is in all things subject to the provisions of the applicable insurance laws and the regulations promulgated thereunder, and shall not become effective until any and all regulatory approvals or consents, as determined by Midwest, are obtained. Midwest and First Wyoming agree, as soon as practical after the execution and delivery of this Agreement, to file and to use their commercially reasonable best efforts to obtain any such approvals. None of Midwest or First Wyoming shall be obligated to file a suit or to appeal from any adverse ruling by any regulatory body, and no party hereto shall be obligated to make any material changes in any lawful, good faith management policy in order to gain such approval.

ARTICLE VIII
Termination and Abandonment

8.1 Anything contained in this Agreement to the contrary notwithstanding, the Agreement may be terminated and abandoned at any time (whether before or after the approval and adoption thereof by the shareholders of First Wyoming prior to the Effective Date:

(a)	By mutual consent of Midwest and First Wyoming;

(b)	By Midwest or First Wyoming, if any condition set forth in Article VII relating to the other party has not been met or has not been waived;

(c)	By Midwest or First Wyoming, if any suit, action or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit or otherwise affect the consummation of the transactions contemplated hereby;

(d)	By any party, if there is discovered any material error, misstatement or omission in the representations and warranties of another party; or

(e)	By Midwest if more than 2.5% of the shares of First Wyoming are properly perfected as to rights to dissent to the Merger; or

(f)	By Midwest, if any regulatory approval or consent it deems necessary in respect hereof is not obtained by December 31, 2015.

(f)	By any party if the Effective Date is not within 150 days from the date hereof.

8.2 Any of the terms or conditions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, by action taken by its Board of Directors provided; however, that such action shall be taken only if, in the judgment of the Board of Directors taking the action, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the party waiving such term or condition.

ARTICLE IX
Termination of Representation and
Warranties and Certain Agreements

9.1 The respective representations, warranties, covenants and agreements of the parties hereto, shall expire with, and be terminated and extinguished by the Effective Time. No Party shall be under any liability whatsoever with respect to any such representation, warranty, covenant or agreement which does not so survive, it being intended that the sole remedy of the parties for a breach of any such representation, warranty, covenant or agreement shall be to elect not to proceed with the Closing if such breach has resulted in the failure to satisfy a condition precedent to such party’s obligation to consummate the transactions contemplated hereby.

ARTICLE X
Miscellaneous

10.1 This Agreement embodies the entire agreement among the parties, and there have been and are no agreements, representations or warranties among the parties other than those set forth herein or those provided for herein.

10.2 To facilitate the execution of this Agreement, any number of counterparts hereof may be executed, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument. Electronic signatures shall constitute manual signatures.

10.3 Each of the parties hereto will pay its own fees and expenses incurred in connection with the transactions contemplated by this Agreement. Midwest and First Wyoming each represent to the others that it has not employed any investment bankers, brokers, finders, or intermediaries in connection with the transaction contemplated hereby who might be entitled to any fee or other payment from First Wyoming or Midwest or any subsidiary of any of them upon consummation of the transactions contemplated by this Agreement.

10.4 All parties to this Agreement agree that if it becomes necessary or desirable to execute further instruments or to make such other assurances as are deemed necessary, the party requested to do so will use its best efforts to provide such executed instruments or do all things necessary or proper to carry out the purpose of this Agreement.

10.5 This Agreement may be amended upon approval of the Board of Directors of each party provided that the shares issuable hereunder shall not be amended without approval of the requisite shareholders of First Wyoming.

10.6 Any notices, requests, or other communications required or permitted hereunder shall be delivered personally or sent by overnight courier service, fees prepaid, addressed as follows:

To Midwest:	To First Wyoming:

Midwest Holding Inc.	First Wyoming Capital Corporation
2900 South 70th Suite 400	205 Storey Boulevard, Suite 100
Lincoln, NE 68506	Cheyenne, WY 82009
Attn: Mark A. Oliver	Attn: Chief Executive Officer
Chief Executive Officer

with copies to:

Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, CO 80202
Attn: Reid A. Godbolt, Esq.

To Acquisition:

Midwest Holding Inc.
2900 South 70th Street, Suite 400
Lincoln, NE 68506
Attention: Mark A. Oliver
Chief Executive Officer

or such other addresses as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date received.

10.7 No press release or public statement will be issued relating to the transactions contemplated by this Agreement without prior approval of Midwest and First Wyoming. However, either Midwest or First Wyoming may issue at any time any press release or other public statement it believes on the advice of its counsel it is obligated to issue to avoid liability under the law relating to disclosures, but the party issuing such press release or public statement shall make a reasonable effort to give the other party prior notice of and opportunity to participate in such release or statement.

10.8 The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

10.9 The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.10 This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Wyoming without giving effect to any choice or conflict of law provision or rule (whether of the State of Wyoming or any other jurisdiction).

10.11 If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

IN WITNESS WHEREOF, the parties have set their signatures this 31st day of July, 2015.

MIDWEST HOLDING INC.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer

FIRST WYOMING CAPITAL CORPORATION

By:	/s/ Les Meyer
Name: Les Meyer
Title: President

MIDWEST ACQUISITION, INC.

By:	/s/ Mark A. Oliver
Name: Mark A. Oliver
Title: Chief Executive Officer

EXHIBIT A

Articles of Merger
First Wyoming Capital Corporation,
Midwest Holding Inc.
and
Midwest Acquisition, Inc.

Pursuant to the provisions of the Wyoming Business Corporation Act, the undersigned corporations adopt the following Articles of Merger:

First: In accordance with the Wyoming Business Corporation Act, a Plan and Agreement of Merger has been approved, adopted, certified, executed and acknowledged by the undersigned corporations:

(1) First Wyoming Capital Corporation, a corporation duly organized under the laws of the State of Wyoming;

(2) Midwest Holding Inc., a corporation duly organized under the laws of the State of Nebraska; and

(3) Midwest Acquisition, Inc., a corporation duly organized under the laws of the State of Wyoming.

Second: As a result of an agreement of merger, Midwest Acquisition, Inc. will merge with and into First Wyoming Capital Corporation effective as of the time of filing of this Statement of Merger with the Wyoming Secretary of State. First Wyoming Capital Corporation will be the corporation surviving the merger.

Third: The Articles of Incorporation of First Wyoming Capital Corporation shall be the Articles of Incorporation for the surviving corporation.

Fourth: The executed Plan and Agreement of Merger is on file at First Wyoming Capital Corporation’s offices at 205 Storey Boulevard, Suite 100, Cheyenne, Wyoming 82009.

Fifth: A copy of the Plan and Agreement of Merger will be furnished by First Wyoming Capital Corporation, on request and without cost, to any shareholder of any corporation that is a party to the merger.

Dated this _______ day of ____________________, 2015.

MIDWEST HOLDING INC.

By:
Name: Mark A. Oliver
Title: Chief Executive Officer

FIRST WYOMING CAPITAL CORPORATION

By:
Name: Les Meyer
Title: President

MIDWEST ACQUISITION, INC.

By:
Name: Mark A. Oliver
Title: Chief Executive Officer

FIRST WYOMING CAPITAL CORPORATION DISCLOSURE STATEMENT

Pursuant to the provisions of Article III of the Plan and Agreement of Merger among Midwest Holding Inc., First Wyoming Capital Corporation and Midwest Acquisition, Inc., First Wyoming Capital Corporation hereby makes the following disclosures respecting the similarly numbered sections.

3.9 – No legal proceedings.

3.20 – Office Lease

Employment Agreement – Les Meyer

Fist Wyoming Capital Corporation Disclosure Statement

MIDWEST HOLDING INC. DISCLOSURE STATEMENT

Pursuant to the provisions of Article IV of the Plan and Agreement of Merger among Midwest Holding Inc., First Wyoming Capital Corporation and Midwest Acquisition, Inc., Midwest Holding Inc. hereby makes the following disclosures respecting the similarly numbered sections.

4.8 - Marshall Feature Recognition, LLC vs. Midwest Holding Inc.

U.S. District Court in the Eastern District of Texas. Plaintiff alleges infringement of patent relating to “bar code” used in Midwest’s proxy. Midwest is being indemnified and defended by Computershare.

Midwest Holding Inc. Disclosure Statement

APPENDIX B

WYOMING BUSINESS CORPORATION ACT – ARTICLE 13

Wyoming Business Corporation Act
ARTICLE 13 - APPRAISAL RIGHTS

17-16-1301. Definitions.

(a) As used in this article:

(i) "Beneficial shareholder" means the person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf;

(ii) "Corporation" means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in W.S. 17-16-1322 through 17-16-1331, includes the surviving entity in a merger;

(iii) Repealed By Laws 2009, Ch. 115, 3.

(iv) "Fair value" means the value of the corporation's shares determined:

(A) Immediately before the effectuation of the corporate action to which the shareholder objects;

(B) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(C) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to W.S 17-16-1302(a)(v).

(v) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all the circumstances;

(vi) "Record shareholder" means the person in whose names shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation;

(vii) "Shareholder" means the record shareholder or the beneficial shareholder.

(viii) "Affiliate" means a person that directly or indirectly through one (1) or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof;

(ix) "Beneficial owner" means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two (2) or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group;

(x) "Preferred shares" means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

17-16-1302. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(i) Consummation of a plan of merger or consolidation to which the corporation is a party if:

(A) Shareholder approval is required for the merger or the consolidation by W.S. 17-16-1104 or 17-16-1111 and the shareholder is entitled to vote on the merger or consolidation, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or

(B) The corporation is a subsidiary that is merged with its parent under W.S. 17-16-1105.

(ii) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(iii) Consummation of a disposition of assets pursuant to W.S. 17-16-1202 if the shareholder is entitled to vote on the disposition;

(iv) An amendment of the articles of incorporation with respect to a class or series of shares that:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

(v) Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets if specifically provided in the articles of incorporation, bylaws or a resolution of the board of directors;

(vi) Consummation of a transfer or domestication if the shareholder does not receive shares in the foreign corporation resulting from the transfer or domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation, as the shares held by the shareholder before the transfer or domestication;

(vii) Consummation of a conversion of the corporation to nonprofit status; or

(viii) Consummation of a conversion of the corporation to an unincorporated entity.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under paragraphs (a)(i), (ii), (iii), (iv), (vi) and (viii) of this section shall be limited in accordance with the following provisions:

(i) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

(A) A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended; or

(B) Traded in an organized market and has at least two thousand (2,000) shareholders and a market value of at least twenty million dollars ($20,000,000.00), exclusive of the value of such shares held by the corporation's subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent (10%) of such shares; or

(C) Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

(ii) The applicability of paragraph (i) of this subsection shall be determined as of:

(A) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

(B) The day before the effective date of such corporate action if there is no meeting of shareholders.

(iii) Paragraph (i) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (i) of this subsection at the time the corporate action becomes effective;

(iv) Reserved.

17-16-1303. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder:

(i) Submits to the corporation the record shareholder's written consent to the assertion of those rights not later than the date provided in W.S. 17-16-1322(b)(ii)(B); and

(ii) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

17-16-1320. Notice of appraisal rights.

(a) If proposed corporate action described in W.S. 17-16-1302 is to be submitted to a vote at a shareholders' meeting, the meeting notice shall state that corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this article. If the corporation concludes that appraisal rights are or may be available, a copy of this article shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to W.S. 17-16-1105, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. The notice shall be sent within ten (10) days after the corporate action became effective and include the materials described in W.S. 17-16-1322.

(c) Where any corporate action specified in W.S. 17-16-1302(a) is to be approved by written consent of the shareholders pursuant to W.S. 17-16-704:

(i) Written notice that appraisal rights are, are not or may be available shall be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this article; and

(ii) Written notice that appraisal rights are, are not or may be available shall be delivered together with the notice to nonconsenting and nonvoting shareholders required by W.S. 17-16-704(e) and (f), may include the materials described in W.S. 17-16-1322 and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this article.

(d) Where corporate action described in W.S. 17-16-1302(a) is proposed, or a merger pursuant to W.S 17-16-1105 is effected, the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by:

(i) The annual financial statements specified in W.S. 17-16-1620(a) of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than sixteen (16) months before the date of the notice and shall comply with W.S. 17-16-1620(b); provided that, if the annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

(ii) The latest available quarterly financial statements of such corporation, if any.

(e) The right to receive the information described in subsection (d) of this section may be waived in writing by a shareholder before or after the corporate action.

17-16-1321. Notice of intent to demand payment and consequences of voting or consenting.

(a) If proposed corporate action requiring appraisal under W.S. 17-16-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(i) Shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment if the proposed action is effectuated; and

(ii) Shall not vote or cause or permit to be voted any shares of the class or series in favor of the proposed action.

(b) If a corporate action specified in W.S. 17-16-1302(a) is to be approved by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares shall not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who does not satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment for his shares under this article.

17-16-1322. Appraisal notice and form.

(a) If corporate action requiring appraisal under W.S. 17-16-1302(a) becomes effective, the corporation shall deliver a written appraisal notice to all shareholders who satisfied the requirements of W.S. 17-16-1321(a) or (b). In the case of a merger under W.S. 17-16-1105, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no later than ten (10) days after the corporate action specified in W.S. 17-16-1302(a) became effective, and shall:

(i) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action; and

(B) If such announcement was made, requires that the shareholder asserting appraisal rights certify whether beneficial ownership of the shares for which appraisal rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction.

(ii) State:

(A) Where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subparagraph (B) of this paragraph;

(B) Date by which the corporation shall receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the appraisal notice and form are sent pursuant to subsection (a) of this section, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation's estimate of the fair value of the shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subparagraph (B) of this paragraph the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under W.S. 17-16-1323 must be received, which date shall be within twenty (20) days after the date specified in subparagraph (B) of this paragraph.

(iii) Be accompanied by a copy of this article.

17-16-1323. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to W.S. 17-16-1322 and who wishes to exercise appraisal rights shall sign and return the form sent by the corporation and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to W.S. 17-16-1322(b)(ii)(B). In addition, if applicable, the shareholder shall certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to W.S. 17-16-1322(b)(i). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder's shares as after acquired shares under W.S. 17-16-1324. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) The shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to W.S. 17-16-1322(b)(ii)(E). A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit his share certificates where required, each by the date set forth in the notice described in W.S. 17-16-1322(b), is not entitled to payment under this article.

17-16-1324. Payment.

(a) Except as provided in W.S. 17-16-1325, within one hundred twenty (120) days after the form required by W.S. 17-16-1322(b)(ii)(B) is due, the corporation shall pay in cash or other agreed upon consideration to those shareholders who complied with W.S. 17-16-1323 the amount the corporation estimates to be the fair value of his shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by:

(i) The annual financial statements specified in W.S. 17-16-1620(a) of the corporation that issued the shares to be appraised, which shall be of a date ending not more than sixteen (16) months before the date of payment and shall comply with W.S. 17-16-1620(b), provided that if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information. The corporation shall also provide the latest available quarterly financial statements, if any;

(ii) A statement of the corporation's estimate of the fair value of the shares which estimate shall equal or exceed the corporation's estimate given pursuant to W.S. 17-16-1322(b)(ii)(C);

(iii) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under W.S. 17-16-1326 and that if any shareholder does not do so within the time period specified therein, the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this article.

17-16-1325. After-acquired shares.

(a) A corporation may elect to withhold payment required by W.S. 17-16-1324 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to W.S. 17-16-1322(b)(i).

(b) If the corporation elected to withhold payment under subsection (a) of this section, it shall, within thirty (30) days after the form required by W.S. 17-16-1322(b)(ii)(B) is due, notify all shareholders described in subsection (a) of this section:

(i) Of the information required by W.S. 17-16-1324(b)(i);

(ii) Of the corporation's estimate of fair value pursuant to W.S. 17-16-1324(b)(ii);

(iii) That they may accept the corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under W.S. 17-16-1326;

(iv) That those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation's offer within thirty (30) days after receiving the offer; and

(v) That those shareholders who do not satisfy the requirements for demanding appraisal under W.S. 17-16-1326 shall be deemed to have accepted the corporation's offer.

(c) Within ten (10) days after receiving the shareholder's acceptance pursuant to subsection (b) of this section, the corporation shall pay in cash or other agreed upon consideration the amount it offered under paragraph (b)(ii) of this section to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.

(d) Within one hundred thirty (130) days after sending the notice described in subsection (b) of this section, the corporation shall pay in cash the amount it offered to pay under paragraph (b)(ii) of this section to each shareholder described in paragraph (b)(v) of this section.

17-16-1326. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to W.S. 17-16-1324 who is dissatisfied with the amount of the payment may notify the corporation in writing of that shareholder's estimate of the fair value of his shares and demand payment of his estimate plus interest, less any payment under W.S. 17-16-1324. A shareholder offered payment under W.S. 17-16-1325 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder's stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under subsection (a) of this section within thirty (30) days after receiving the corporation's payment or offer of payment under W.S. 17-16-1324 or 17-16-1325, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

17-16-1330. Court action.

(a) If a shareholder makes a demand for payment under W.S. 17-16-1326 which remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each shareholder demanding appraisal rights whose demand remains unsettled the amount demanded pursuant to W.S. 17-16-1326 plus interest.

(b) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office, or if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in the amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each shareholder made a party to the proceeding is entitled to judgment for:

(i) The amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation to the shareholder for those shares; or

(ii) The fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under W.S. 17-16-1325.

17-16-1331. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under W.S. 17-16-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds the shareholders demanding appraisal rights acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(i) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of W.S. 17-16-1320 through 17-16-1326; or

(ii) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c) If the court in an appraisal proceeding finds that the services of counsel and any other expenses incurred for any shareholder demanding appraisal were of substantial benefit to other shareholders similarly situated, and that the fees for those services and other expenses should not be assessed against the corporation, the court may direct that those fees and expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to W.S. 17-16-1324, 17-16-1325 or 17-16-1326, the shareholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

17-16-1340. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in W.S. 17-16-1302(a) may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(i) Was not authorized and approved in accordance with the applicable provisions of:

(A) Article 9, 10, 11 or 12 of this act;

(B) The articles of incorporation or bylaws; or

(C) The resolution of the board of directors authorizing the corporate action.

(ii) Was procured as a result of fraud, a material misrepresentation or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

(iii) Reserved;

(iv) Is approved by less than unanimous consent of the voting shareholders pursuant to W.S. 17-16-704 if:

(A) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected; and

(B) The proceeding challenging the corporate action is commenced within ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

PROXY
FIRST WYOMING CAPITAL CORPORATION
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder of First Wyoming Capital Corporation ("First Wyoming") acknowledges receipt of the Notice of Special Meeting of Shareholders, to be held on Tuesday, October 27, 2015, at The Little America Hotel & Resort, 2800 West Lincolnway, Cheyenne, Wyoming 82009 at 10:00 a.m., Mountain Time, and hereby appoints Mark A. Oliver and Todd Boeve, each of them with the power of substitution, as attorneys and proxies to vote all the shares of the undersigned at said special meeting and at all adjournments thereof, hereby ratifying and confirming all that said attorneys and proxies may do or cause to be done by virtue hereof. The above-named attorneys and proxies are instructed to vote all of the undersigned's shares as follows:

THE DIRECTORS RECOMMEND A VOTE FOR THE ITEMS INDICATED BELOW:

1.	A proposal to approve and adopt the Plan and Agreement of Merger dated July 31, 2015 (“Merger Agreement”) under which Midwest Acquisition, Inc. (“Acquisition”) a wholly-owned subsidiary of Midwest Holding Inc., (“Midwest”) will merge (the “Merger”) with and into First Wyoming, with First Wyoming being the survivor, and shareholders of First Wyoming will receive shares of Midwest Holding Inc. voting common stock for their First Wyoming common shares as described in the accompanying Merger Agreement; and First Wyoming will become a subsidiary of Midwest.

FOR	__________	AGAINST __________	ABSTAIN __________

2.	To transact such other business as may properly come before the special meeting or any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN BY THE
UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR
PROPOSAL 1.

Dated this ______ day of ________________, 2015.

Number of Shares
Voted*
Signature

Signature

*If the number of shares voted is not indicated, all shares in your name on First Wyoming’s stock register will be voted for Proposal No. 1.

Please sign your name exactly as it appears on your stock certificate(s). If shares are held jointly, each holder should sign. Executors, trustees, and other fiduciaries should so indicate when signing.

Please sign, date and return this proxy immediately.

B-1